Filed Pursuant to Rule 424(b)(3)
Registration No. 333-141308

OSCIENT PHARMACEUTICALS

Exchange Offers

3.50% Convertible Senior Notes due 2011 for its

3 1/2% Senior Convertible Notes due 2011 and

5% Convertible Promissory Notes due 2009

and the Sale of up to $60,000,000

3.50% Convertible Senior Notes due 2011

If you elect to participate in the exchange offers, for each $1,000 principal amount of our 3 1/2% Senior Convertible Notes due 2011, or “existing 2011 notes,” you tender, you will receive from us $1,000 principal amount of our 3.50% Convertible Senior Notes due 2011, or “new notes.” For each $1,000 principal amount of our 5% Convertible Promissory Notes due 2009, or “existing 2009 notes,” you tender, you will receive from us $1,300 principal amount of our 3.50% Convertible Senior Notes due 2011. We refer to the existing 2009 notes and the existing 2011 notes, together, as the “existing notes.” The new notes will be issued in denominations of $1,000 and any integral multiples of $1,000.

You may also give an indication of your interest in participating in the new money offering in which we are offering up to $60,000,000 principal amount of additional 3.50% Convertible Senior Notes due 2011. The new notes will be issued at 77.5% of the principal amount (plus accrued interest from May 1, 2007). The new notes will be issued in denominations of $1,000 and any integral multiples of $1,000.

The exchange offers are open to all holders of our 3 1/2% Senior Convertible Notes due 2011 and our 5% Convertible Promissory Notes due 2009.

The exchange offers expired at 11:59 p.m., New York City time, on April 25, 2007.

Our common shares are traded on the NASDAQ Global Market under the symbol “OSCI.” On April 25, 2007, the last reported sale price of our common shares on the NASDAQ Global Market was $6.40 per share. The new notes will not be listed on the NASDAQ Global Market or any national securities exchange.

We mailed a preliminary prospectus and letters of transmittal on March 29, 2007.

See “ Risk Factors” beginning on page 22 for a discussion of factors you should consider before deciding to participate in the exchange offers or purchase additional 3.50% Convertible Senior Notes due 2011 in the new money offering.

We have retained Georgeson Inc. as our information agent to assist you in connection with the exchange offers. You may call Georgeson Inc. at (888) 549-6633, to receive additional documents and to ask questions.

New Money Offering

	Per Note	Total
Public Offering Price(1)	77.500%	$46,500,000
Placement Agent’s Commissions(2)	3.733%	$2,240,000
Proceeds to the Company(3)	73.767%	$44,260,000

(1)	Plus interest, if any, accrued from the date of issuance.
(2)	Assumes all of the new notes offered in the new money offering are sold. See “Plan of Distribution.”
(3)	Before deducting offering expenses payable by us in connection with the exchange offers and new money offering and estimated to be $1.1 million.

The new money offering is being offered to the public on a best efforts basis. There is no minimum purchase requirement and no arrangement to place the proceeds in an escrow, trust or similar account.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The closing for the exchange offers and the new money offering is expected to occur on or about May 1, 2007.

The dealer manager for the exchange offers and the placement agent for the new money offering:

Piper Jaffray

The date of this Prospectus is April 26, 2007

You should rely only on the information contained in this prospectus. We have not, and the dealer manager and placement agent have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed registration statements on Forms S-1 and S-4 with the Securities and Exchange Commission, or SEC, for the exchange offers and the new money offering. This prospectus does not include all of the information contained in the registration statements. You should refer to the registration statements and their exhibits for additional information. Although we have disclosed the material terms of any contracts, agreements, or other documents that are referenced in this prospectus, you should refer to the exhibits attached to the registration statements for copies of the actual contracts, agreements, or other documents.

We are a public company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s website at “http://www.sec.gov.” In addition, our common stock is listed for trading on the NASDAQ Global Market. You can read and copy reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, Washington, D.C. 20006. You may also access our filings with the SEC and obtain other information about us through the website maintained by Oscient, which is located at “http://www.oscient.com,” as soon as reasonably practicable after these materials have been electronically filed with, or furnished to, the SEC. Please note that all references to “www.oscient.com” in this registration statement and prospectus are inactive textual references only and that the information contained on Oscient’s website is neither incorporated by reference into this registration statement or prospectus nor intended to be used in connection with either the exchange offers or the new money offering.

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PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before exchanging your existing notes for the new notes in connection with the exchange offers or investing in new notes offered in the new money offering. For a more complete understanding of Oscient and the exchange offers and the new money offering, we encourage you to read carefully this entire prospectus. Unless otherwise stated, all references to “us,” “our,” “Oscient,” “we,” the “Company” and similar designations refer to Oscient Pharmaceuticals Corporation and its consolidated subsidiaries unless the context otherwise requires.

Our Company

Overview

We are a commercial-stage biopharmaceutical company marketing two FDA-approved products to community-based primary care physicians through our national primary care sales force. ANTARA® (fenofibrate) capsules is FDA approved for the adjunct treatment of hypercholesterolemia (high blood cholesterol) and hypertriglyceridemia (high triglycerides) in combination with a healthy diet. FACTIVE® (gemifloxacin mesylate) tablets is an FDA-approved antibiotic for the five-day treatment of acute bacterial exacerbations of chronic bronchitis (AECB) and the seven-day treatment of community-acquired pneumonia of mild to moderate severity (CAP).

We market ANTARA and FACTIVE in the U.S. through our 250-person national sales force, which focuses on primary care physicians who predominantly treat older patients and those with co-morbid conditions that may benefit from our products. With FACTIVE, our strategy outside of the U.S. has been to grant commercialization rights to third parties in order to leverage the additional resources that a pharmaceutical marketing partner with expertise in such countries can provide. Pfizer, S.A. de C.V. (Pfizer Mexico) is currently commercializing FACTIVE in Mexico, Abbott Laboratories, Ltd. (Abbott Canada) has launched FACTIVE in Canada, and Menarini International Operation Luxembourg SA (the Menarini Group) has licensed the drug for sale in Europe.

Additionally, we have a novel, late-stage antibiotic candidate, Ramoplanin, under investigation for the treatment of Clostridium difficile-associated disease. Having completed Phase II clinical trials and obtained a Special Protocol Assessment from the FDA for the Phase III program, we are currently exploring partnering and other strategic opportunities for the continued development and commercialization of Ramoplanin.

Our business growth strategy is to identify new products to acquire, in-license or co-promote for the U.S. marketplace in order to leverage our existing commercial infrastructure.

ANTARA

ANTARA is approved by the FDA to treat hypercholesterolemia and hypertriglyceridemia in combination with a healthy diet. On August 18, 2006, we acquired rights to ANTARA in the U.S. from Reliant Pharmaceuticals Inc. for $78.0 million plus a $4.3 million payment for ANTARA inventory. In connection with this acquisition, we were assigned rights to and assumed obligations under an exclusive license to the U.S. rights to ANTARA from Ethypharm S.A.

In 2006, total U.S. sales of fenofibrate products were approximately $1.5 billion, a 25% increase over 2005 sales. The fenofibrate market has experienced a 35% average annual growth in sales since 2002. Since we began marketing ANTARA on August 18, 2006 through December 31, 2006, net sales of the drug totaled $16.8 million.

It is estimated that nearly 37 million Americans have total cholesterol values above recommended levels and heart disease remains the number one cause of death in the U.S. Abnormal cholesterol and lipid levels, known as dyslipidemia, can lead to the development of atherosclerosis, a dangerous hardening of blood vessels and a major risk factor for the development of coronary heart disease.

ANTARA is a once-daily formulation of fenofibrate approved for use in combination with a diet restricted in saturated fat and cholesterol to reduce elevated low-density lipoprotein cholesterol (LDL or “bad” cholesterol), triglyceride and apolipoprotein B (free floating fats in the blood) levels and to increase high-density lipoprotein cholesterol (HDL or “good” cholesterol) in adult patients with high cholesterol or an abnormal concentration of lipids in the blood. ANTARA received FDA approval in November 2004 and is approved and marketed in 43 mg and 130 mg doses. ANTARA is the lowest dose fenofibrate currently approved by the FDA.

ANTARA was studied in the Triglyceride Reduction in Metabolic Syndrome study, known as TRIMS, to measure the impact of ANTARA on cholesterol levels in patients with multiple cardiovascular risk factors and to assess the use of ANTARA without regard to meals. Of the 146 patients studied, 70% had hypertension and 32% had diabetes. The double-blind, placebo-controlled trial measured levels of total cholesterol, triglycerides, HDLs and LDLs, as well as other types of cholesterol, during eight weeks of therapy. In the study, ANTARA demonstrated the ability to reduce triglyceride and increase HDL cholesterol levels after two weeks of therapy. At the end of therapy, patients treated with ANTARA had a statistically significant 37% reduction in their triglyceride levels and a statistically significant 14% increase in their HDL levels.

FACTIVE

In April 2003, FACTIVE, a fluoroquinolone antibiotic, was approved by the FDA for the five-day treatment of AECB (acute bacterial exacerbations of chronic bronchitis) and seven-day treatment of CAP (community acquired pneumonia) of mild to moderate severity. We license the rights to gemifloxacin, the active ingredient in FACTIVE tablets, from LG Life Sciences. We launched FACTIVE in the U.S. in September 2004. In 2006, FACTIVE generated $21.5 million in net revenues.

Chronic bronchitis is a health problem associated with significant morbidity and mortality. It is estimated that chronic bronchitis affects more than 9 million adults in the U.S. Patients with chronic bronchitis are prone to frequent exacerbations, characterized by increased cough and other symptoms of respiratory distress. Studies have estimated that 1 to 4 exacerbations occur each year in patients with chronic bronchitis; studies estimate that two-thirds are caused by bacteria. These exacerbations are estimated to account for approximately 12 million physician visits per year in the U.S.

Community-acquired pneumonia, or CAP, is a common and serious illness in the U.S. Of the 4 to 5 million reported cases per year, nearly 1 million cases occur in patients over the age of 65. CAP cases result in approximately 10 million physician visits and as many as 1 million hospitalizations annually. Antibiotics are the mainstay of treatment for most patients with pneumonia, and where possible, antibiotic treatment should be specific to the pathogen responsible for the infection and individualized.

Over the last decade, resistance to penicillins and macrolides has increased significantly, and in many cases, fluoroquinolones are now recommended as first-line therapy due to their efficacy against a wide range of respiratory pathogens, including many antibiotic resistant strains. The most recent treatment guidelines from the Infectious Diseases Society of America and the American Thoracic Society recommend fluoroquinolones as a first-line treatment for certain higher-risk patients with CAP and as therapy for treating patients with pneumonia in geographic regions of the U.S. with high levels of macrolide-resistant Streptococcus pneumoniae.

FACTIVE is currently approved for CAP as a seven-day course of the therapy and we have completed a clinical trial designed to demonstrate that a five-day course of FACTIVE for the treatment of mild to moderate CAP is as effective as the seven-day course of treatment. On September 21, 2006, we received an approvable letter from the FDA for our supplemental New Drug Application (sNDA) seeking approval for the five-day treatment of CAP with FACTIVE tablets. In accordance with the letter, we provided clarification and additional interpretation regarding certain data included in the application to assist the FDA in its evaluation and the FDA has accepted our response as complete. We expect to receive an action letter from the FDA by May 1, 2007. The receipt of the approvable letter does not assure ultimate approval of our sNDA for the five-day treatment of CAP with FACTIVE tablets.

Ramoplanin

In October 2001, we in-licensed U.S. and Canadian rights to Ramoplanin from Vicuron Pharmaceuticals Inc., or Vicuron, a wholly-owned subsidiary of Pfizer Inc., and on February 3, 2006, acquired worldwide rights from Vicuron. Ramoplanin is a novel glycolipodepsipeptide antibiotic. In July 2004, we completed a Phase II trial to assess the safety and efficacy of two doses of Ramoplanin versus vancomycin in the treatment of C. difficile-associated disease, or CDAD, the most commonly recognized microbial cause of diarrhea, resulting from high rates of colonization in hospitalized patients and the frequent use of antimicrobials. While the study did not meet its primary endpoint, non-inferiority at the test-of-cure visit, the response rates for all three arms were comparable.

Based on the results we observed in our Phase II trial, we had discussions with the FDA on the design of a Phase III program. We subsequently agreed with the FDA to a Special Protocol Assessment regarding the specific components of a Phase III program that, if completed successfully, would support regulatory approval of Ramoplanin for the indication. Given our strategic decision to concentrate our financial resources on building our primary care business in the U.S., we are currently seeking to out-license, co-develop or sell our rights to Ramoplanin to a partner.

Financial

In 2006, our revenues increased to $46.2 million from $23.6 million in 2005, reflecting in part the acquisition of ANTARA in August 2006. As of December 31, 2006, we had approximately $44.8 million in cash, cash equivalents, short-term and long-term marketable securities and restricted cash.

In financial guidance provided to investors, we have stated that we expect total revenue for fiscal year 2007 to increase by at least 80% from fiscal year 2006 revenue levels, with approximately two-thirds of those revenues from ANTARA. We anticipate net cash utilization of approximately $40 million in 2007, and net cash utilization of between $20 million and $24 million in 2008. This guidance does not include any cash impact of the acquisition and marketing of a third product, which remains one of our top business development goals for 2007.

In the fourth quarter of 2007, we expect to reach a sustainable commercial breakeven point. We use the term commercial breakeven to describe the point at which our revenues from product sales exceed our cost of goods sold (excluding amortization of intangibles), selling and marketing expenses and royalty obligations. Once we have achieved the commercial breakeven point, our sales and marketing organization becomes a net generator of cash and begins to cover other expenses as we progress toward total company profitability.

The statements of financial guidance set forth above are forward-looking statements and are based on management’s assumptions of our future financial performance. Some of the important risk factors that could cause our actual results to differ materially from those expressed in our forward-looking statements are included under the heading “Risk Factors” in this prospectus. We encourage you to read these risks carefully. We caution investors not to place significant reliance on the forward-looking statements contained in this prospectus.

Recent Developments

On April 11, 2007, we announced preliminary revenue for the first quarter of 2007. We expect to record total revenues of approximately $23 million in the first quarter 2007, compared to $11 million in total revenues in the first quarter of 2006, prior to the acquisition of ANTARA.

During the first quarter of 2007, we expect to record approximately $12 million in revenue from ANTARA® (fenofibrate) capsules and approximately $11 million in revenues from FACTIVE® (gemifloxacin mesylate) tablets. These results reflect a greater emphasis by our sales force on FACTIVE during the winter respiratory tract infection season.

We expect our total cash, including restricted cash and cash equivalents, as of March 31, 2007, to be approximately $38 million, reflecting a cash position decrease during the first quarter of approximately $7 million.

Corporate Information

We are incorporated in The Commonwealth of Massachusetts. Our principal executive offices are located at 1000 Winter Street, Suite 2200, Waltham, MA 02451. Our telephone number at this location is (781) 398-2300. Our website is located at “http://www.oscient.com”. The content on our website and on websites linked from it are for informational purposes and not incorporated into or a part of this prospectus nor intended to be used in connection with either the exchange offers or the new money offering.

Our logo, trademarks and service marks are the property of Oscient. FACTIVE is a trademark of LG Life Sciences, Ltd. ANTARA is a trademark of Oscient. Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

The Exchange Offers

We have summarized the terms of the exchange offers in this section. Before you decide whether to tender your existing notes in the applicable offer, you should read the detailed description of the offers under “The Exchange Offers” and of the new notes under “Description of New Notes” for further information. The exchange offer for the existing 2011 notes and the exchange offer for the existing 2009 notes are separate exchange offers. We may close, extend or terminate one exchange offer without closing, extending or terminating the other.

Terms of the exchange offers Existing 2011 notes

We are offering to exchange new notes for up to an aggregate principal amount of $152,750,000 of existing 2011 notes. We are offering to exchange $1,000 principal amount of new notes for each $1,000 principal amount of existing 2011 notes. New notes will be issued in denominations of $1,000 and any integral multiple of $1,000. You may tender all, some or none of your existing 2011 notes.

Existing 2009 notes

We are offering to exchange new notes for up to an aggregate principal amount of $22,310,000 of existing 2009 notes and accrued and unpaid interest on the existing 2009 notes. We are offering to exchange $1,300 principal amount of new notes for each $1,000 principal amount of existing 2009 notes. New notes will be issued in denominations of $1,000 and any integral multiple of $1,000. Any fractional new notes will be settled in cash. You may tender all, some or none of your existing 2009 notes. In connection with the exchange offer, we will be seeking consent from holders of existing 2009 notes to amend the agreement governing the existing 2009 notes to remove certain restrictive covenants. Holders who tender existing 2009 notes will be deemed to consent to the amendments, as described in the applicable letter of transmittal and consent.

Deciding whether to participate in the exchange offers

Neither we nor our officers or directors make any recommendation as to whether you should tender or refrain from tendering all or any portion of your existing notes in the exchange offers. Further, we have not authorized anyone to make any such recommendation. You must make your own decision whether to tender your existing notes in the exchange offers and, if so, the aggregate amount of existing notes to tender. You should read this prospectus and the applicable letter of transmittal and consult with your advisors, if any, to make that decision based on your own financial position and requirements. In particular, you should know that there are certain significant adverse tax consequences that could result from the exchange of existing notes or the holding, conversion or other disposition of the new notes. Investors considering the exchange of existing notes for new notes should discuss the tax consequences with their own tax advisors. See “Certain U.S. Federal Income Tax Considerations.” The exchange offers are separate and distinct from the new money offering and whether or not you indicate an interest to participate in the new money offering will have no effect on your ability to participate in the exchange offers.

Expiration date; extension; termination

Each exchange offer and withdrawal rights will expire at 11:59 p.m., New York City time, on April 25, 2007, or any subsequent time or date to which the applicable exchange offer is extended. We may extend the expiration date or amend any of the terms or conditions of the exchange offers for any reason. In the case of an extension, we will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. If we extend the expiration date, you must tender your existing notes prior to the date identified in the press release or public announcement if you wish to participate in the applicable exchange offer. In the case of an amendment, we will issue a press release or other public announcement. We have the right to:

•	extend the expiration date of the exchange offers and retain all tendered existing notes, subject to your right to withdraw your tendered existing notes; and

•

waive any condition or otherwise amend any of the terms or conditions of the exchange offers in any respect, other than the condition that the registration statement relating to the exchange offers be declared effective.

Conditions to the exchange offers

The exchange offers are subject to the registration statement, and any post-effective amendment to the registration statement covering the new notes, being effective under the Securities Act of 1933, as amended, or the “Securities Act.” The exchange offers are also subject to customary conditions, which we may waive. The satisfaction or waiver of the conditions, other than those that relate to governmental or regulatory conditions necessary to the consummation of the exchange offers, will be determined as of April 25, 2007, the expiration date of each exchange offer.

Withdrawal rights

You may withdraw a tender of your existing notes at any time before the applicable exchange offer expires by delivering a written notice of withdrawal to U.S. Bank National Association, the exchange agent, before the expiration date. If you change your mind, you may retender your existing notes by again following the exchange offer procedures before the applicable exchange offer expires. In addition, if we have not accepted your tendered existing notes for exchange, you may withdraw your existing notes at any time after May 25, 2007.

Procedures for tendering outstanding existing notes Existing 2011 Notes

If you hold existing 2011 notes through a broker, dealer, commercial bank, trust company or other nominee, you should contact that person promptly if you wish to tender your existing 2011 notes. Tenders of your existing 2011 notes will be effected by book-entry transfers through The Depository Trust Company.

If you hold existing 2011 notes through a broker, dealer, commercial bank, trust company or other nominee, you may also comply with the procedures for guaranteed delivery.

Please do not send letters of transmittal to us. You should send letters of transmittal to U.S. Bank National Association, the exchange agent, at its office as indicated under “The Exchange Offers” at the end of this prospectus or in the letter of transmittal. The exchange agent can answer your questions regarding how to tender your existing 2011 notes.

Existing 2009 notes

If you wish to tender your existing 2009 notes, you should deliver the certificates representing such existing 2009 notes and a completed and signed letter of transmittal and consent together with certificates representing such existing 2009 notes to the exchange agent.

Please do not send certificates representing existing 2009 notes or letters of transmittal and consents to us. You should send letters of transmittal and consents to the exchange agent at its office as indicated under “The Exchange Offers” at the end of this prospectus or in the letter of transmittal and consent. The exchange agent can answer your questions regarding how to tender your existing 2009 notes.

Accrued interest on existing notes Existing 2011 notes

Existing 2011 note holders will receive accrued and unpaid interest on any existing 2011 notes accepted in the exchange offer. The amount of accrued interest will be calculated from the last interest payment date up to, but excluding, the closing date of the exchange offer and will be paid in cash. Accordingly, there will not be a gap in the interest accrual on existing 2011 notes tendered in the exchange offer.

Existing 2009 notes

Existing 2009 note holders will receive additional new notes in exchange for accrued and unpaid interest on any existing 2009 notes accepted in the exchange offer. The amount of accrued interest will be calculated from the original issuance date up to, but excluding, the closing date of the exchange offer. Accordingly, there will not be a gap in the interest accrual on existing 2009 notes tendered in the exchange offer.

Interest on new notes

Interest on the new notes will be payable at a rate of 3.50% per year, payable semiannually on April 15 and October 15 of each year, commencing October 15, 2007. Interest on the new notes will begin to accrue from the closing date of the applicable exchange offer.

Trading	Our common shares are traded on the NASDAQ Global Market under the symbol “OSCI.”

Information agent	Georgeson Inc.

Exchange agent	U.S. Bank National Association

Dealer manager	Piper Jaffray & Co.

Risk factors	You should carefully consider the matters described under “Risk Factors,” as well as other information set forth in this prospectus and in the applicable letter of transmittal.

Consequences of not exchanging existing notes Existing 2011 Notes

The liquidity and trading market for existing 2011 notes not tendered in the exchange offer could be adversely affected to the extent a significant amount of the existing 2011 notes are tendered and accepted in the exchange offer.

Existing 2009 Notes

The liquidity for existing 2009 notes not tendered in the exchange offer could be adversely affected to the extent a significant amount of the existing 2009 notes are tendered and accepted in the exchange offer. In addition, if we receive tenders and consents from holders of a majority of our existing 2009 notes, the agreement governing the existing 2009 notes will be amended to remove certain restrictive covenants. In that case, existing 2009 notes not tendered in the exchange offer would no longer have the benefit of such restrictive covenants.

Tax consequences	See “Certain U.S. Federal Income Tax Considerations” for a description of certain material U.S. federal income tax consequences associated with the exchange offers and the new money offering.

Ratio of earnings to fixed charges

Earnings were insufficient to cover fixed charges by $78.5 million, $88.6 million, $93.3 million, $29.8 million and $34.0 million for the years ended December 31, 2006, 2005, 2004, 2003 and 2002, respectively.

The New Money Offering

We have summarized the terms of the new money offer in this section. The new money offering is separate and distinct from the exchange offers. Before you decide to invest in additional new notes in the new money offering, you should read the detailed description of the offer under “The New Money Offering” and of the new notes under “Description of New Notes” for further information.

Terms of the new money offering	We are offering to the public up to $60,000,000 aggregate principal amount of new notes for cash.

Offering price	The new notes will be issued at 77.5% of the principal amount (plus accrued interest from May 1, 2007).

Use of proceeds

We expect to use the net proceeds from the new money offering for general corporate purposes, which may include expanding our commercial and marketing efforts, increasing working capital, funding capital and clinical developments, acquiring new products or technologies, and making other investments.

Placement agent	Piper Jaffray & Co.

Indications of interest

If you are interested in participating in the new money offering, you should provide your indication of interest directly to Piper Jaffray at (415) 984-5141, attention Simon Manning or Brian Sullivan. All sales of the new notes will be made at the discretion of the placement agent in consultation with us. You need not participate in the exchange offers in order to deliver an indication of interest to participate in the new money offering.

Allocation of new notes in the new money offering

Neither we nor the placement agent may confirm an allocation on any indication of interest or offer to buy new notes until the registration statement relating to the new money offering, of which this prospectus is a part, has become effective. You may withdraw or change your indication of interest or offer to buy new notes, without obligation or commitment of any kind, at any time prior to being contacted by the placement agent, informed of your allocation and asked to confirm your allocation or withdraw your indication of interest after the effective date of the registration statement of which this prospectus is a part. You will not be obligated to buy new notes by indicating an interest or offering to buy new notes. Even if you indicate your interest in buying new notes, you may not receive any allocation of new notes or your allocation may be for an amount substantially less than the amount of your indication of interest. Allocations of new notes may not be proportional to the total indications of interest that are made in the new money offering. Allocation decisions will be at the discretion of the placement agent, in consultation with the Company, who will consider various factors such as, but not limited to, investment interest in us, investment objectives, and investor diversification. Neither we nor the placement agent will consider whether or not you are a holder of the existing notes or participate in the exchange offers as a relevant factor when determining the allocation of the new notes in the new money offering.

Deciding whether to participate in the new money offering

Neither we nor our officers or directors make any recommendation as to whether you should indicate your interest in participating in the new money offering. Further, we have not authorized anyone to make any such recommendation. You must make your own decision whether to indicate your interest in purchasing new notes, and if so, whether to purchase the total amount of new notes that may be allocated to you. You should read this prospectus and consult with your advisors, if any, to make that decision based on your own financial position and requirements. In particular, you should know that there are certain significant adverse tax consequences that could result from the holding, conversion or other disposition of the new notes. Investors considering the purchase of new notes in the new money offering should discuss the tax consequences with their own tax advisors. See “Certain U.S. Federal Income Tax Considerations.”

Comparison of New Notes and Existing Notes

The following is a brief summary of the terms of the new notes and the existing notes. For a more detailed description of the new notes and existing notes, see “Description of New Notes,” “Description of Existing 2009 Notes,” and “Description of Existing 2011 Notes.”

	New Notes	Existing 2011 Notes	Existing 2009 Notes
Securities	Up to $246,792,000 in principal amount of our 3.50% Convertible Senior Notes due 2011, $186,792,000 of which is being offered in the exchange offers and up to $60,000,000 of which is being separately offered in the new money offering.	As of the date of this prospectus, there is $152,750,000 in principal amount of our existing 3 1/2% Senior Convertible Notes due 2011 outstanding.	As of the date of this prospectus, there is $22,310,000 in principal amount of our existing 5% Convertible Promissory Notes due 2009 outstanding. As of May 1, 2007, the expected closing date of the exchange offers, there will be approximately $3,876,000 in accrued interest on our existing 5% Convertible Promissory Notes due 2009.

Issuer	Oscient Pharmaceuticals Corporation, a Massachusetts corporation.	Oscient Pharmaceuticals Corporation, a Massachusetts corporation.	Oscient Pharmaceuticals Corporation, a Massachusetts corporation.

Maturity	April 15, 2011.	April 15, 2011.	February 6, 2009.

Interest	Interest on the new notes will be payable at a rate of 3.50% per year, payable semiannually on April 15 and October 15 of each year, commencing October 15, 2007.	Interest on the existing 2011 notes is payable at a rate of 3.50% per year, payable semiannually on April 15 and October 15 of each year.	Interest on the existing 2009 notes is payable at a rate of 5.00% per year, compounded semiannually, to be paid on the maturity date and on any accelerated maturity.

	We will pay interest on the new notes only in cash.	Interest on the existing 2011 notes is payable only in cash.	Accrued interest is payable in cash on the maturity date, redemption at our option or the option of the holders upon a liquidation event and any accelerated maturity.

	New Notes	Existing 2011 Notes	Existing 2009 Notes

Conversion rights

The new notes will be convertible, at the option of the holder, at anytime on or prior to maturity, into shares of our common stock at an initial conversion rate of 74.0741 shares per $1,000 principal amount of new notes (equal to a conversion price of approximately $13.50 per share). The conversion rate will be subject to adjustment.

The existing 2011 notes are convertible, at the option of the holder, at anytime on or prior to maturity, into shares of our common stock at a conversion rate of 18.8196 shares per $1,000 principal amount of existing 2011 notes (equal to a conversion price of approximately $53.14 per share).

The existing 2009 notes are convertible, at the option of the holder, at anytime on or prior to maturity, into shares of our common stock at a conversion rate of 18.8202 shares per $1,000 principal amount of existing 2009 notes (equal to a conversion price of approximately $53.13 per share).

	There will be no limitation as to the principal amount of the new notes you can convert at any time.	There is no limitation as to the principal amount of existing 2011 notes you can convert at any time.	There is no limitation as to the principal amount of existing 2009 notes you can convert at any time.

Auto-conversion	We will have the right to automatically convert some or all of the new notes (an “automatic conversion”) on or prior to the maturity date if the closing price of our common shares has exceeded 130% of the conversion price then in effect for at least 20 trading days during any consecutive 30 trading day period (an “automatic conversion price”).	None.	We have the right to automatically convert some or all of the existing 2009 notes on or prior to the maturity date if the average of the closing sale prices for any 15 consecutive trading days is greater than 150% of the conversion price then in effect.

	New Notes	Existing 2011 Notes	Existing 2009 Notes
Additional interest upon automatic conversion

If we elect to automatically convert some or all of your new notes on or prior to May 10, 2010, we will pay additional interest to holders of new notes being converted. This additional interest will be equal to the amount of interest that would have been payable on the new notes from the last day interest was paid on the new notes, through and including May 10, 2010. Additional interest, if any, will be paid in cash or, solely at our option, in our common shares or a combination of cash and our common shares. If we pay additional interest upon an automatic conversion with our common shares, such shares will be valued at 90% of the automatic conversion price that is in effect at that time.

		None.	None.

	New Notes	Existing 2011 Notes	Existing 2009 Notes

Additional interest upon voluntary conversion

If you elect to voluntarily convert some or all of your new notes on or prior to May 10, 2010, we will pay additional interest to holders of new notes being converted. This additional interest will be equal to the amount of interest that would have been payable on the new notes from the last day interest was paid on the new notes, through and including May 10, 2010. Additional interest, if any, will be paid in cash or, solely at our option, in our common shares or a combination of cash and our common shares. If we pay additional interest upon a voluntary conversion with our common shares, such shares will be valued at the conversion price then in effect.

Repurchase or redemption at holder’s option upon a fundamental change	You may require us to repurchase your new notes upon a fundamental change, as described in “Description of New Notes,” in cash at 100% of the principal amount, plus accrued and unpaid interest, to but excluding the fundamental change repurchase date.	You may require us to repurchase your existing 2011 notes upon a fundamental change, as described in “Description of Existing 2011 Notes,” in cash at 100% of the principal amount, plus accrued and unpaid interest, to but excluding the fundamental change repurchase date.	You may require us to redeem your existing 2009 notes upon the occurrence of a liquidation event, as described in “Description of Existing 2009 Notes,” at a price equal to 100% of the principal amount, plus accrued and unpaid interest, to but excluding the liquidation event repurchase date.

	New Notes	Existing 2011 Notes	Existing 2009 Notes

Conversion rate adjustment upon a fundamental change

In the event of a fundamental change, we may be required to increase the conversion rate for the new notes surrendered for conversion in connection with the fundamental change. See “Description of New Notes—Conversion rate adjustment on a fundamental change.”

In no event will the conversion rate exceed 113.0741 shares per $1,000 principal amount of new notes (subject to adjustment).

		None, although in connection with a fundamental change, we may be required to pay a make-whole premium to the holders of existing 2011 notes. See “Description of Existing 2011 Notes—Repurchase of the existing 2011 notes at the option of holders upon a fundamental change.”	None.

Optional redemption

Prior to May 10, 2010, the new notes are not redeemable.

On or after May 10, 2010, we may redeem some or all of the new notes for cash at 100% of the principal amount of the new notes to be redeemed, plus accrued and unpaid interest, to but excluding the redemption date.

Prior to May 10, 2010, the existing 2011 notes are not redeemable.

On or after May 10, 2010, we may redeem some or all of the existing 2011 notes for cash at 100% of the principal amount of the existing 2011 notes to be redeemed, plus accrued and unpaid interest, to but excluding the redemption date.

None.

	New Notes	Existing 2011 Notes	Existing 2009 Notes

Ranking	The new notes will be unsecured and unsubordinated obligations and will rank equal in priority with all of our existing and future unsecured and unsubordinated indebtedness, including any existing notes that remain outstanding after the expiration of the exchange offers and senior in right of payment to all of our future subordinated indebtedness. The new notes will effectively rank junior to any of our secured indebtedness and any of our indebtedness that is guaranteed by our subsidiaries. The new notes will be structurally subordinated to all liabilities of our subsidiaries.	The existing 2011 notes are unsecured and unsubordinated obligations and rank equal in priority with all of our existing and future unsecured and unsubordinated indebtedness, and senior in right of payment to all of our future subordinated indebtedness. The existing 2011 notes effectively rank junior to any of our secured indebtedness and any of our indebtedness that is guaranteed by our subsidiaries. The existing 2011 notes are structurally subordinated to all liabilities of our subsidiaries.	The existing 2009 notes are unsecured and unsubordinated obligations and rank equal in priority with all of our existing and future unsecured and unsubordinated indebtedness, and senior in right of payment to all of our future subordinated indebtedness. The existing 2009 notes effectively rank junior to any of our secured indebtedness and any of our indebtedness that is guaranteed by our subsidiaries. The existing 2009 notes are structurally subordinated to all liabilities of our subsidiaries.

Limitations on indebtedness and liens	None.	None.	There are certain limitations on our ability to incur indebtedness and liens. See “Description of Existing 2009 Notes—Certain Covenants.” However, in connection with the exchange offer for the existing 2009 notes, we will be seeking consent from holders of existing 2009 notes to amend the agreement governing the existing 2009 notes to remove such limitations.

	New Notes	Existing 2011 Notes	Existing 2009 Notes

Extension of cure period for event of default for late SEC reports	If we fail to timely file our annual or quarterly reports with the SEC in accordance with the new notes indenture or to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act, which we refer to as a “filing failure,” we may elect to pay the holders an extension fee which will accrue at a rate of 1.00% per annum of the aggregate principal amount of new notes then outstanding. The extension fee will accrue on the new notes from the date that is 60 days after notice of the filing failure is given by holders to, but excluding, the earlier of the date on which we make the filings that gave rise to the filing failure and the date that is 180 days after the date such notice was given by holders.	None.	None.

Questions and Answers About the Exchange Offers and New Money Offering

Why is the Company doing the exchange offers and the new money offering?

We believe that the exchange offers and new money offering are important components of our plan to re-calibrate our capital structure in order to better execute our business strategy. If the exchange offers and new money offer are fully subscribed, they will:

•	position us to be able to convert a substantial portion of our debt into common shares if the closing price of our common shares exceeds 130% of the conversion price; and

•

provide us with additional capital for general corporate purposes, which may include expanding our commercial and marketing efforts, increasing working capital, funding capital expenditures and clinical development, acquiring new products or technologies, and making other investments.

What will I receive in exchange for my existing notes?

If you tender your existing notes in the exchange offers you will receive new notes with the following characteristics:

•	For each $1,000 in principal amount of your existing 2011 notes exchanged, you will receive $1,000 in principal amount of our new notes;

•	For each $1,000 in principal amount of your existing 2009 notes exchanged, you will receive $1,300 in principal amount of our new notes;

•	Interest will accrue on the new notes at a rate of 3.50% per year;

•

Each $1,000 in principal amount of new notes will be convertible at an initial conversion rate of 74.0741 shares per $1,000 principal amount of notes (equal to a conversion price of approximately $13.50 per share), subject to adjustment, at any time prior to the close of business on the maturity date;

•	After May 10, 2010, we may redeem some or all of the notes at 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest.

These are only some of the material terms of the new notes, and you should read the “Questions and Answers About Voluntary Conversion and Auto-Conversion of the New Notes” and the detailed description of the new notes under “Description of New Notes” for further information.

Are the exchange offers conditioned upon a minimum number of existing 2011 notes or existing 2009 notes being tendered or any minimum number of new notes being purchased for cash in the new money offering?

No, neither of the exchange offers are conditioned upon any minimum number of either the existing 2011 notes or the existing 2009 notes being tendered or any minimum number of new notes being purchased for cash. We may close, extend or terminate one exchange offer without closing, extending or terminating the other. The exchange offers are subject to customary conditions, which we may waive.

How soon must I act if I decide to participate in the exchange offers?

Unless we extend the expiration date, the exchange offers will expire on April 25, 2007 at 11:59 p.m., New York City time. The exchange agent must receive all required documents and instructions on or before April 25, 2007 or you will not be able to participate in the exchange offers.

What happens if I do not participate in the exchange offers?

The decision of a holder of existing notes not to participate in the exchange offers will not affect his or her eligibility to indicate interest for new notes in the new money offering. If a significant number of the existing notes are tendered and accepted in the exchange offers, the liquidity and the trading market for the existing notes that remain outstanding will likely be impaired. We and the placement agent will not consider whether or not a holder of the existing notes participates in the exchange offers as a relevant factor when determining the allocation of the new notes in the new money offering.

In addition, if in connection with the exchange offer, we receive tenders and consents from holders of a majority of our existing 2009 notes, the agreement governing the existing 2009 notes will be amended to remove certain restrictive covenants. In that case, existing 2009 notes not tendered in the exchange offer would no longer have the benefit of such restrictive covenants.

How do I indicate my interest for new notes for cash in the new money offering?

If you are interested in purchasing new notes for cash, please contact Piper Jaffray & Co. at (415) 984-5141, attention Simon Manning or Brian Sullivan. Allocations of new notes in the new money offering will be made by the placement agent, after consultation with us. The closing of the new money offering is anticipated to occur on the same day as the closing of the exchange offers.

How will fractional new notes be settled in the exchange offer for the existing 2009 notes?

We will exchange $1,300 principal amount of new notes for each $1,000 principal amount of existing 2009 notes tendered in the exchange offer. We will issue new notes only in denominations of $1,000 and integral multiples of $1,000. We will settle any fractional new notes in cash. For example, if you tender three existing 2009 notes ($3,000 aggregate principal amount), you will receive three new notes ($3,000 aggregate principal amount) and $900 in cash in lieu of fractional new notes ($3,000 aggregate principal amount of existing 2009 notes x 1.3 = $3,900, which you would receive in the form of three new notes and $900 in cash).

What should I do if I have additional questions about the exchange offers or the new money offering?

If you have any questions, need additional copies of the offering material, or otherwise need assistance, please contact the information agent for the offering:

Georgeson Inc.

17 State Street, 10th Floor

New York, New York 10004

(888) 549-6633

To receive copies of our recent SEC filings, you can contact us by mail or refer to the other sources described under “Where You Can Find More Information.”

Questions and Answers About Voluntary Conversion and Automatic Conversion of the New Notes

When can I voluntarily convert my new notes?

Unless we call some or all of the new notes for redemption, you can voluntarily convert all or a portion of your new notes at any time on or prior to maturity. If we call some or all of the new notes for redemption or an automatic conversion date is set and you want to voluntarily convert your new notes, you must convert your new notes before the close of business on the last business day prior to the redemption date or auto-conversion date, as applicable.

What will I receive when I voluntarily convert my new notes?

For each new note that you voluntarily convert before May 10, 2010, you will receive additional interest equal to the amount of interest that would have been payable on the new notes from the last day interest was paid on the new notes, through and including May 10, 2010. This additional interest will be paid in cash or in common shares, at our option. If we pay this additional interest in common shares, these shares will be valued at the conversion price that is in effect at the time of conversion.

When can the Company automatically convert my new notes?

We may elect, at our option, to automatically convert all or a portion of your new notes at any time prior to the maturity of the new notes, if the closing price of our common shares has exceeded the automatic conversion price for at least 20 trading days during any consecutive 30 trading day period ending within five trading days prior to the notice of automatic conversion.

What will I receive if the Company automatically converts my new notes?

If we elect to automatically convert all or a portion of your notes before May 10, 2010, you will receive, for each new note so converted, additional interest equal to the amount of interest that would have been payable on the new notes from the last day interest was paid on the new notes, through and including May 10, 2010. This additional interest shall be paid in cash or in common shares at our option. If we pay this additional interest in common shares, these shares will be valued at 90% of the automatic conversion price that is in effect at that time.

SUMMARY HISTORICAL FINANCIAL DATA

The following table presents our summary historical financial data. You should read carefully the financial statements included in this prospectus, including the notes to the financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary financial data in this section are not intended to replace the financial statements. We derived the statement of operations data for the years ended December 31, 2006, 2005 and 2004 and the balance sheet data as of December 31, 2006 and 2005 from our audited financial statements, which are included elsewhere in this prospectus. We derived the statement of operations data for the years ended December 31, 2003 and 2002 and the balance sheet data as of December 31, 2004, 2003 and 2002 from our audited financial statements which are not included herein. Historical results are not necessarily indicative of future results. See the notes to the financial statements for an explanation of the method used to determine the number of shares used in computing basic and diluted net loss per common share.

	For the Year Ended December 31,
	2006(3)	2005	2004(4)	2003	2002
Statement of Operations Data:	(in thousands, except per share data)
Revenues:
Product sales	$38,244	$20,458	$4,067	$—	$—
Co-promotion	6,890	2,954	—	—	—
Biopharmaceutical/other	1,018	197	2,546	7,009	7,716

Total revenues(1)	46,152	23,609	6,613	7,009	7,716
Costs of product sales and operating expenses	118,071	112,281	97,229	39,943	41,460

Loss from operations	(71,919)	(88,672)	(90,616)	(32,934)	(33,744)
Net other (expense) income	(6,379)	44	(2,863)	3,546	(116)

Loss from continuing operations before income tax	(78,298)	(88,628)	(93,479)	(29,388)	(33,860)
Provision for income tax	(179)	—	—	—	—

Net loss from continuing operations	(78,477)	(88,628)	(93,479)	(29,388)	(33,860)
Income (loss) from discontinued operations	—	35	208	(401)	(157)

Net loss	$(78,477)	$(88,593)	$(93,271)	$(29,789)	$(34,017)

Net loss per common share basic and diluted(2)	$(6.58)	$(9.26)	$(10.61)	$(9.06)	$(11.87)

Weighted average basic and diluted common shares outstanding(2)	11,925	9,569	8,794	3,286	2,865

	As of December 31,
Balance Sheet Data:	2006	2005	2004	2003	2002
Cash and cash equivalents, restricted cash, and long and short-term marketable securities	$44,808	$80,044	$176,628	$28,665	$50,866
Working capital	39,808	77,750	156,021	18,897	36,511
Total assets	279,407	241,095	340,560	40,516	65,845
Long-term liabilities	250,977	191,289	193,397	292	15,654
Shareholders’ (deficit) equity	(1,996)	28,101	114,400	29,940	35,417

(1)	Does not include revenue from discontinued operations related to our genomics business.
(2)	Adjusted to account for the effect of the 1-for-8 reverse stock split effectuated on November 15, 2006.
(3)	We acquired the ANTARA assets on August 18, 2006.
(4)	We completed a merger with Genesoft on February 6, 2004.

RISK FACTORS

You should carefully consider the risks described below and all other information contained in this prospectus before you decide to exchange your existing notes for new notes or buy for cash additional new notes. Some of the following risks relate principally to our business and the industry in which we operate. Other risks relate principally to the securities markets and ownership of our securities. Additional risks and uncertainties not presently known to us, or risks that we currently consider immaterial, may also impair our operations or results. If any of the following risks actually occurs, we may not be able to conduct our business as currently planned, and our financial condition and operating results could be seriously harmed. In that case, the market price of our common stock, the existing notes and the new notes could decline, and you could lose all or part of your investment.

Risks Related to Our Business

We have a history of significant operating losses and expect losses to continue for some time.

We have a history of significant operating losses and expect losses to continue for some time. We had a net loss of approximately $78,477,000 for the year ended December 31, 2006 and at that date had an accumulated deficit of approximately $415,905,000. The losses have resulted primarily from costs incurred in research and development, including our clinical trials and product acquisitions, from sales and marketing, and from general and administrative costs associated with our operations and product sales. These costs have exceeded our revenues which to date have been generated principally from sales of FACTIVE and ANTARA, co-promotion revenues based on the sale of TESTIM gel (which we no longer promote), and our legacy collaborations, government grants and sequencing services.

We anticipate that we will incur additional losses in the current year and in future years and cannot predict when, if ever, we will achieve profitability. These losses are expected to continue, principally in the sales and marketing area as we seek to grow sales of FACTIVE tablets and ANTARA capsules and as we seek to acquire additional approved products or product candidates. Additionally, our partners’ product development efforts that utilize our genomic discoveries are at an early stage and, accordingly, we do not expect our losses to be substantially mitigated by revenues from milestone payments or royalties under those agreements for a number of years, if ever.

Our business is very dependent on the commercial success of FACTIVE and ANTARA.

FACTIVE tablets and ANTARA capsules are currently our only commercial products and we expect that they will likely account for substantially all of our product revenues for at least the next several years or until we successfully acquire, in-license or enter into co-promotion agreements for additional products.

FACTIVE tablets have FDA marketing approval for the treatment of community-acquired pneumonia of mild to moderate severity, or CAP, and acute bacterial exacerbations of chronic bronchitis, or AECB. ANTARA is approved by the FDA to treat hypercholesterolemia (high blood cholesterol) and hypertriglyceridemia (high triglycerides) in combination with a healthy diet. The commercial success of FACTIVE and ANTARA will depend upon their continued acceptance by regulators, physicians, patients and other key decision-makers as a safe, therapeutic and cost-effective alternative to other products used, or currently being developed, to treat CAP and AECB, in the case of FACTIVE tablets, or hypercholesterolemia and hypertriglyceridemia, in the case of ANTARA capsules. If FACTIVE and ANTARA are not commercially successful, we will have to find additional sources of funding or curtail or cease operations.

If third parties challenge the validity of the patents or proprietary rights of our marketed products or assert that we have infringed their patents or proprietary rights, we may become involved in intellectual property disputes and litigation that would be costly, time consuming, and prevent the commercialization of ANTARA and/or FACTIVE.

The intellectual property rights of biopharmaceutical companies, including us, are generally uncertain and involve complex legal, scientific and factual questions. Our success in developing and commercializing biopharmaceutical products may depend, in part, on our ability to operate without infringing on the intellectual property rights of others and to prevent others from infringing on our intellectual property rights. There has been substantial litigation regarding patents and other intellectual property rights in the biopharmaceutical industry. We may become party to patent litigation or proceedings at the U.S. Patent and Trademark Office or a foreign patent office to determine our patent rights with respect to third parties which may include competitors in the biopharmaceutical industry. Interference proceedings in the U.S. Patent and Trademark Office or opposition proceedings in a foreign patent office may be necessary to establish which party was the first to discover such intellectual property. We may become involved in patent litigation against third parties to enforce our patent rights, to invalidate patents held by such third parties, or to defend against such claims. The cost to us of any patent litigation or similar proceeding could be substantial, and it may absorb significant management time. We do not expect to maintain separate insurance to cover intellectual property infringement. Our general liability insurance policy does not cover our infringement of the intellectual property rights of others. If infringement litigation against us is resolved unfavorably, we may be enjoined from manufacturing or selling certain of our products or services and be liable for damages. In certain cases, a license may be available, although we may not be able to obtain such a license on commercially acceptable terms, or at all.

We are aware of U.S. patents that are controlled by third parties that may be construed to encompass ANTARA. However, we believe that, if these patents were asserted against us, we would have valid defenses that ANTARA does not infringe any valid claims of these patents or that the patents would be found to be unenforceable. Nonetheless, in order to successfully challenge the validity of any U.S. patent, we would need to overcome the presumption of validity which is accorded to issued patents in the U.S. If any of these patents were found to be valid and enforceable and we were found to infringe any of them, or any other patent rights of third parties, we would be required to pay damages, cease the sale of ANTARA or pay additional royalties on manufacture and sales of ANTARA. If we are unable to market or sell ANTARA, or if we are obligated to pay significant damages or additional royalties, our earnings attributable to ANTARA would be reduced and our business would be materially adversely affected. Even if we prevail, the cost to us of any patent litigation would likely be substantial, and it may absorb significant management time. If the other party in any such litigation has substantially greater resources than us, we may be forced, due to cost constraints, to seek to settle any such litigation on terms less favorable to us than we might be able to obtain if we had greater resources.

We intend to raise additional funds in the future.

We believe our existing funds and anticipated cash generated from operations should be sufficient to support our current plans through at least the end of 2007. We will need to raise additional capital in the future to fund our operations, to support our sales and marketing activities, fund clinical trials and other research and development activities, and other potential commercial or development opportunities. In addition, if we are unable to complete the new money offering, we will need to seek additional capital from an alternative source. We may seek funding through additional public or private equity offerings, debt or other strategic financings or agreements with customers or vendors. Our ability to raise additional capital, however, will be impacted by, among other factors, the investment market for biopharmaceutical companies and the progress of the FACTIVE and ANTARA commercial programs, our ability to acquire, in-license or enter into co-promotion agreements for additional products, our progress in finding a development and commercialization partner for Ramoplanin and our progress with other business development transactions. There is no assurance we will be successful in raising any additional funds in the new money offering and other sources of financing may not be available to us when needed, or, if available, may not be available on favorable terms. If we cannot obtain adequate financing on acceptable terms when such financing is required, our business will be adversely affected.

Future fundraising could dilute the ownership interests of our shareholders.

In order to raise additional funds, we may issue equity or convertible debt securities in the future. Depending upon the market price of our shares at the time of any transaction, we may be required to sell a significant percentage of the outstanding shares of our common stock in order to fund our operating plans, potentially requiring a shareholder vote. In addition, we may have to sell securities at a discount to the prevailing market price, resulting in further dilution to our shareholders.

We need to continue to develop marketing and sales capabilities to successfully commercialize FACTIVE tablets, ANTARA capsules and our other product candidates, including effectively integrating the ANTARA product into our commercial operations.

FACTIVE tablets and ANTARA capsules are the first two FDA-approved products which we own and promote. To date, we still have limited marketing and sales experience. The launch of FACTIVE occurred in September of 2004, and we recently acquired the rights to ANTARA in August 2006. The continued development of these marketing and sales capabilities, including any expansion of our sales force, will require significant expenditures, management resources and time. Failure to continue to successfully integrate ANTARA and establish sufficient sales and marketing capabilities in a timely and regulatory compliant manner may adversely affect our ability to assume and continue to grow the ANTARA brand and related product sales.

Our product and product candidates face significant competition in the marketplace.

ANTARA

ANTARA is a fenofibrate product approved by the FDA to treat hypercholesterolemia and hypertriglyceridemia in combination with a healthy diet. The marketing of current and additional branded versions of fenofibrate could reduce our net sales of ANTARA and adversely impact our revenues. The primary competition for ANTARA in the fenofibrate market is Tricor 145 mg, a product manufactured by Abbott Laboratories, which accounted for approximately 94% of U.S. fenofibrate sales for the twelve month period ended December 31, 2006. ANTARA also competes with Triglide, a fenofibrate marketed by Sciele Pharma, Inc., which accounted for approximately 1.2% of U.S. fenofibrate sales for the twelve month period ended December 31, 2006.

Additionally, several generic versions of fenofibrate in varying doses are also available for the treatment of dyslipidemias. In May 2005, Teva Pharmaceutical Industries, Ltd. obtained final FDA approval to market a generic version of Abbott Laboratories’ 160 mg Tricor tablet (which is no longer marketed or sold). In January 2006, Cipher Pharmaceuticals, Inc. obtained final FDA approval to market a 150 mg strength of fenofibrate.

There are also several non-fenofibrate FDA-approved products with similar indications as ANTARA which could compete with ANTARA, including statins, omega-3 fatty acids, niacin and fixed-dose, combination products.

We are also aware that LifeCycle Pharma A/S is developing a 40 mg and a 120 mg fenofibrate product and, on December 27, 2006, we received notice that LifeCycle Pharma had filed a new drug application with the FDA referencing ANTARA in accordance with the provisions of section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act. Under current FDA policies, a section 505(b)(2) new drug application may be used to seek approval based in part on the FDA’s prior findings of safety and efficacy for another entity’s application, including for a product whose strength, dosage form, route of administration or labeling differs from the product covered by the application for the other drug being referenced, known as the reference listed drug. A 505(b)(2) application can be based in part on a showing that the proposed product is bioequivalent to the reference listed drug. LifeCycle Pharma’s 505(b)(2) application included a certification, known as a Paragraph IV certification, alleging that its fenofibrate product does not infringe the patents that have been submitted to the FDA for ANTARA and listed in FDA’s publication known as the Orange Book. We decided, based on the current patent estate for ANTARA and Lifecycle Pharma’s product description, not to pursue litigation.

The growth of any of these competitive branded products or the marketing of generic fenofibrate products could result in a decrease in ANTARA sales, pressure on the price at which we are able to sell ANTARA, reduce our profit margins, reduce our net sales of ANTARA and adversely impact our revenues.

FACTIVE

FACTIVE tablets are approved for the treatment of community-acquired pneumonia of mild to moderate severity and acute bacterial exacerbations of chronic bronchitis. There are several classes of antibiotics that are primary competitors for the treatment of these indications, including other fluoroquinolones (levofloxacin, ciprofloxacin and moxifloxacin), macrolides (clarithromycin and azithromycin), telithromycin and penicillins (amoxicillin/clavulanate potassium).

Many generic antibiotics are also currently prescribed to treat these infections. Moreover, a number of the antibiotic products that are competitors of FACTIVE tablets have composition of matter patents which have gone or will be going off patent at dates ranging from 2003 to 2016. As these competitors lose patent protection, their manufacturers will likely decrease their promotional efforts. However, makers of generic drugs will likely begin to produce some of these competing products and this could result in pressure on the price at which we are able to sell FACTIVE tablets and reduce our profit margins.

Ramoplanin

Ramoplanin is in clinical development for the treatment of Clostridium difficile-associated disease (CDAD). We are aware of two products currently utilized in the marketplace—Vancocin® pulvules (vancomycin), a product marketed by ViroPharma Inc., and metronidazole, a generic product—for treatment of this indication. We are also aware of several companies with products in development for the treatment of CDAD as well as the potential for generic vancomycin.

Many of our competitors have substantially greater capital resources and human resources than us. Furthermore, many of those competitors are more experienced than us in drug discovery, clinical development and commercialization, and in obtaining regulatory approvals. As a result, those competitors may discover, develop and commercialize pharmaceutical products or services before us. In addition, our competitors may discover, develop and commercialize products or services that are more effective than, or otherwise render non-competitive or obsolete, the products or services that we or our collaborators are seeking to develop and commercialize. Moreover, these competitors may obtain patent protection or other intellectual property rights that would limit our rights or the ability of our collaborators to develop or commercialize pharmaceutical products or services.

Our failure to in-license, co-promote or acquire and develop additional product candidates or approved products will impair our ability to grow.

As part of our growth strategy, we intend to acquire, develop and commercialize additional product candidates or approved products. The success of this strategy depends upon our ability to identify, select and acquire biopharmaceutical products that meet our criteria. We may not be able to acquire the rights to additional product candidates and approved products on terms that we find acceptable, or at all. The acquisition of rights to additional products would likely require us to make significant up-front cash payments, which could adversely affect our liquidity and/or accelerate our need to raise additional capital and/or secure external sources of financing. We may seek funding for product acquisitions through equity or debt offerings, through royalty-based financings or by a combination of these methods, such as the financing we completed with Paul Royalty Fund Holdings II, LP, an affiliate of Paul Capital Partners, or Paul Capital, to fund the ANTARA acquisition. There is no assurance that we will be able to raise the funds necessary to complete any product acquisitions on acceptable terms or at all. If we raise funds it could dilute shareholders, or if we use existing resources it could adversely affect our liquidity and accelerate our need to raise additional capital.

New product candidates acquired or in-licensed by us may require additional research and development efforts prior to commercial sale, including extensive preclinical and/or clinical testing and approval by the FDA and corresponding foreign regulatory authorities. All product candidates are prone to the risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate will not be safe, effective or approved by regulatory authorities. In addition, it is uncertain whether any approved products that we develop or acquire will be:

•	manufactured or produced economically;

•	successfully commercialized; or

•	widely accepted in the marketplace.

We cannot expand the indications for which we will market FACTIVE unless we receive FDA approval for each additional indication. Failure to expand these indications will limit the size of the commercial market for FACTIVE.

In April 2003, FACTIVE tablets were approved by the FDA for the seven-day treatment of community-acquired pneumonia of mild to moderate severity (CAP) and the five-day treatment of acute bacterial exacerbations of chronic bronchitis (AECB). In our attempt to continue to develop the market for FACTIVE, we completed a clinical trial designed to demonstrate that a five-day course of FACTIVE for the treatment of mild to moderate CAP is as effective as the currently approved seven-day course of treatment. On September 21, 2006, we received an approvable letter from the FDA for the sNDA seeking approval for the five-day treatment CAP with FACTIVE tablets. According to the letter, we were required to provide clarification and additional interpretation regarding certain data included in the application to assist the FDA in its evaluation. We recently delivered this additional information to the FDA and the FDA has accepted our response as complete. We cannot be certain whether additional data will be required or if the five-day CAP sNDA will ultimately be approved. In November 2005, we filed an sNDA seeking approval for acute bacterial sinusitis. In September 2006, the FDA’s Anti-Infective Drugs Advisory Committee voted not to recommend approval of this sNDA and, in November 2006, we voluntarily withdrew our sNDA. If we encounter similar issues with the FDA in the future or are otherwise unsuccessful in expanding the approved indications for the use of FACTIVE, the size of the commercial market for FACTIVE will be limited.

Seasonal fluctuations in demand for FACTIVE may cause our operating results to vary significantly from quarter to quarter.

We expect demand for FACTIVE to be highest between December 1 and March 31 as the incidence of respiratory tract infections, including CAP and AECB, tends to increase during the winter months. In addition, fluctuations in the duration and severity of the annual respiratory tract infection season may cause our product sales to vary from year to year. Due to these seasonal fluctuations in demand, our results in one quarter may not be indicative of the results for any other quarter or for the entire year.

We, as well as our partners, are subject to numerous complex regulatory requirements and failure to comply with these regulations, or the cost of compliance with these regulations, may harm our business.

Virtually all aspects of our and our partners’ activities are subject to regulation by numerous governmental authorities in the U.S., Europe, Canada, Mexico and elsewhere. These regulations govern or affect the testing, manufacture, safety, effectiveness, labeling, storage, record-keeping, approval, distribution, advertising and promotion of FACTIVE, ANTARA, Ramoplanin and our other product candidates, as well as safe working conditions and the experimental use of animals. Noncompliance with any applicable regulatory requirements or failure to obtain adequate documentation from any governmental agency can result in refusal of the government to approve products for marketing, criminal prosecution and fines, recall or seizure of products, injunctions, total or partial suspension of production, “whistleblower” lawsuits, prohibitions or limitations on the commercial sale of products or refusal to allow the entering into of federal and state supply contracts. These enforcement actions would detract from management’s ability to focus on our daily business and would have an adverse effect on the way we conduct our daily business, which could severely impact future profitability. Our corporate compliance program cannot fully ensure that we are in compliance with all applicable laws and regulations, and a failure to comply with such regulations or a failure to prevail in litigation related to noncompliance could harm our business.

For instance, we, along with many other pharmaceutical companies, recently received notification from the FDA that it had some concerns over the reliability of studies conducted by MDS Pharma Services between 2000 and 2004. The predecessor owner of the rights to ANTARA, Reliant Pharmaceuticals, had engaged MDS Pharma to perform certain bioequivalence studies for ANTARA, including some studies that were submitted in support of the original approval of bioequivalence. In its letter, the FDA requested that we confirm whether any of the analyses of our products were conducted by MDS Pharma in order for the FDA to determine whether we might have to validate, confirm or repeat certain studies. The FDA has stated that it has not detected any signals or any evidence that the products mentioned in the letters pose a safety risk or that there has been any impact on efficacy. Because the outcome of this issue is uncertain, we cannot predict whether this issue will have a material impact on our results of operations.

New legal and regulatory requirements could make it more difficult for us to obtain extended or new product approvals, and could limit or make more burdensome our ability to commercialize our approved products.

Numerous proposals have been made in recent months and years to impose new requirements on drug approvals, expand post-approval requirements, and restrict sales and promotional activities. For example, federal legislation has been proposed that would require all new drug applicants to submit risk evaluation and minimization plans to monitor and address potential safety issues for products upon approval, grant FDA the authority to impose risk management measures for marketed products and to mandate labeling changes in certain circumstances, and establish new requirements for disclosing the results of clinical trials. Additional measures have also been proposed to address perceived shortcomings in FDA’s handling of drug safety issues, and to limit pharmaceutical company sales and promotional practices that some see as excessive or improper. If these or other legal or regulatory changes are enacted, it may become more difficult or burdensome for us to obtain extended or new product approvals, and our current approvals may be restricted or subject to onerous post-approval requirements. Such changes may increase our costs and adversely affect our operations. The ability of us or our partners to commercialize approved products successfully may be hindered, and our business may be harmed as a result.

Failure to comply with or changes to the regulatory requirements that are applicable to FACTIVE, ANTARA or our other product candidates may result in a variety of consequences, including the following:

•	restrictions on our products or manufacturing processes;

•	notice of violation letters regarding promotional and marketing materials and activities;

•	withdrawal of FACTIVE, ANTARA or a product candidate from the market;

•	voluntary or mandatory recall of FACTIVE, ANTARA or a product candidate;

•	fines against us or our partners;

•	suspension or withdrawal of regulatory approvals for FACTIVE, ANTARA or a product candidate which subsequently receives regulatory approval;

•	suspension or termination of any of our ongoing clinical trials of a product candidate;

•	refusal to permit import or export of our products;

•	refusal to approve pending applications or supplements to approved applications that we or our partners submit;

•	denial of permission to file an application or supplement in a jurisdiction;

•	product seizure; and

•	injunctions or the imposition of civil or criminal penalties against us or our partners.

If we market products in a manner that violates health care fraud and abuse laws, we may be subject to civil or criminal penalties.

In addition to FDA and related regulatory requirements, we are subject to health care “fraud and abuse” laws, such as the federal False Claims Act, the anti-kickback provisions of the federal Social Security Act, and other state and federal laws and regulations. Federal and state anti-kickback laws prohibit, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any health care item or service reimbursable under Medicare, Medicaid, or other federally or state financed health care programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, patients, purchasers and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchasing, or recommending may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Pharmaceutical companies have been prosecuted under these laws for a variety of alleged promotional and marketing activities, such as allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product; reporting to pricing services inflated average wholesale prices that were then used by federal programs to set reimbursement rates; engaging in promotion for uses that the FDA has not approved, or off-label uses, that caused claims to be submitted to Medicaid for non-covered off-label uses; and submitting inflated best price information to the Medicaid Rebate Program.

The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines, and imprisonment. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which would also harm our financial condition. Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of such laws.

In recent years, several states and localities, including California, the District of Columbia, Maine, Minnesota, New Mexico, Vermont, and West Virginia, have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs, and file periodic reports with the state or make periodic public disclosures on sales, marketing, pricing, clinical trials, and other activities. Similar legislation is being considered in other states. Many of these requirements are new and uncertain, and the penalties for failure to comply with these requirements are unclear. We are not aware of any companies against which fines or penalties have been assessed under these special state reporting and disclosure laws to date. Nonetheless, if we are found not to be in full compliance with these laws, we could face enforcement action and fines and other penalties, and could receive adverse publicity.

We depend on third parties to manufacture and distribute our products and product candidates.

We do not have the internal capability to manufacture pharmaceutical products. Under our agreement with LG Life Sciences, LG Life Sciences manufactures the API of FACTIVE, and we use Patheon Inc. (Patheon) to produce the finished FACTIVE tablets. Currently, our only source of supply of bulk capsules of ANTARA is Ethypharm which manufactures the bulk capsules in France and receives ANTARA API from two vendors in Spain and Italy. Further, we have an agreement with Cardinal Health PTS, LLC (Cardinal Health) to package finished ANTARA capsules. The only source of supply for FACTIVE API is LG Life Sciences’ facility in South Korea, and Patheon is currently our only source of finished FACTIVE tablets.

If LG Life Sciences, Ethypharm, Patheon or Cardinal experiences any significant difficulties in their respective manufacturing processes for our products including the API or finished product, we could experience significant interruptions in the supply of FACTIVE and ANTARA. Our inability to coordinate the efforts of our third party manufacturing partners, or the lack of capacity available at our third party manufacturing partners, could impair our ability to supply FACTIVE and ANTARA at required levels. Such an interruption could cause us to incur substantial costs and our ability to generate revenue from FACTIVE and ANTARA may be adversely affected. We may not be able to enter into alternative supply arrangements at commercially acceptable rates, if at all. Also, if we change the source or location of supply or modify the manufacturing process, regulatory authorities will require us to demonstrate that the product manufactured by the new source or from the modified process is equivalent to the product used in any clinical trials that we had conducted. Due to these significant regulatory requirements that we would need to satisfy in order to qualify a new or second bulk or finished product supplier, we could experience significant interruptions in the supply of FACTIVE and ANTARA if we decided to transfer the manufacture of our products to one or more suppliers in an effort to deal with such difficulties.

As the FACTIVE API and ANTARA bulk capsules are manufactured in South Korea and France, respectfully, we must ship our products to the U.S. for finishing, packaging and labeling, and manufacturing in the case for FACTIVE. While in transit, our API and finished product, each shipment of which is of significant value, could be lost or damaged. Moreover, at any time after shipment to the U.S., our API or finished product could be lost or damaged as our FACTIVE API is stored at Patheon and our FACTIVE and ANTARA finished product is stored at our third party logistics provider, Integrated

Commercialization Solutions, Inc. (ICS). Appropriate risk mitigation steps have been taken and insurance is in place. However, depending on when in the process the API or finished product is lost or damaged, we may have limited recourse for recovery against our manufacturers or insurers. As a result, our financial performance could be impacted by any such loss or damage to our API or finished product.

We may also experience interruption or significant delay in the supply of FACTIVE and ANTARA due to natural disasters, acts of war or terrorism, shipping embargoes, labor unrest or political instability in South Korea or France. In any such event, the supply of our products stored at LG Life Sciences or Ethypharm could also be impacted.

Pursuant to our acquisition of worldwide rights to Ramoplanin, we are responsible for the manufacture of both the active pharmaceutical ingredient and finished dosage form of Ramoplanin. Although we plan to seek a partner for Ramoplanin, a contract manufacturer would be required to produce both the active pharmaceutical ingredient and the final dosage form to support related manufacturing activities. If there is a significant delay in securing a qualified supplier on commercially favorable terms, we could experience a supply shortage of Ramoplanin bulk drug, possibly affecting our ability to consummate partnering arrangements for the commercialization of Ramoplanin.

Moreover, while we may choose to manufacture products in the future, we have no experience in the manufacture of pharmaceutical products for clinical trials or commercial purposes. If we decide to manufacture products, it would be subject to the regulatory requirements described above. In addition, we would require substantial additional capital and would be subject to delays or difficulties encountered in manufacturing pharmaceutical products.

We depend on third parties to manage our product supply chain for FACTIVE tablets and ANTARA capsules.

We do not have the internal capability to perform product supply chain services including warehousing, inventory management and distribution of commercial and sample quantities of FACTIVE tablets and ANTARA capsules. We have an exclusive arrangement with Integrated Commercialization Solutions, Inc. (ICS) to perform such supply chain services through the second quarter of 2007.

We cannot be certain that our arrangement with ICS will be extended, or extended upon commercially favorable terms, or that ICS will be able to perform uninterrupted supply chain services. If ICS were unable to perform their services for any period, we may incur substantial loss of sales to wholesalers and other purchasers of our products. If we are forced to find an alternative supply chain service provider for FACTIVE and ANTARA, in addition to loss of sales, we may also incur costs in establishing a new arrangement.

Wholesalers, pharmacies and hospitals may not maintain adequate distribution for our products.

We sell FACTIVE and ANTARA to wholesale drug distributors who generally sell products to retail pharmacies and other institutional customers. We do not promote FACTIVE and ANTARA to these wholesalers, and they do not determine such products prescription demand. However, approximately 84% of our product shipments during the twelve months ended December 31, 2006 were to only three wholesalers. Our ability to commercialize FACTIVE and/or ANTARA will depend, in part, on the extent to which we maintain adequate distribution of FACTIVE tablets and ANTARA capsules via wholesalers, pharmacies and hospitals, as well as other customers. Although a majority of the larger wholesalers and retailers distribute and stock FACTIVE and ANTARA, they may be reluctant to do so in the future if demand is not established. Further, it is possible that wholesalers could decide to change their policies or fees, or both, at some time in the future. This could result in their refusal to distribute smaller volume products, or cause higher product distribution costs, lower margins or the need to find alternative methods of distributing products. Such alternative methods may not exist or may not be economically viable. If we do not maintain adequate distribution of FACTIVE tablets or ANTARA capsules, the commercialization of FACTIVE and/or ANTARA and our anticipated revenues and results of operations could be adversely affected.

The development and commercialization of our products may be terminated or delayed, and the costs of development and commercialization may increase, if third parties upon whom we rely to support the development and commercialization of our products do not fulfill their obligations.

In addition to using third parties to fulfill our manufacturing, distribution and supply chain services, our development and commercialization strategy entails entering into arrangements with corporate collaborators, contract research organizations, licensors, licensees and others to conduct development work, manage our clinical trials and market and sell our products outside of the U.S. We do not have the expertise or the resources to conduct such activities on our own and, as a result, we will be particularly dependent on third parties in these areas. For instance, we have entered into exclusive arrangements granting rights Pfizer, S.A. de C.V. (Pfizer Mexico), Abbott Laboratories, Ltd. (Abbott Canada) and Menarini International Operation Luxembourg SA (Menarini) to develop and sell FACTIVE in Mexico, Canada and the European Union, respectively.

We may not be able to maintain our existing arrangements with respect to the commercialization of our existing products, FACTIVE and ANTARA, or establish and maintain arrangements or partnerships to develop and commercialize Ramoplanin or any additional product candidates or products we may acquire on terms that are acceptable to us. Any current or future arrangements for development and commercialization may not be successful. If we are not able to establish or maintain agreements relating to our current products, Ramoplanin, our other product candidates or any additional products we may acquire on terms which we deem favorable, our results of operations would be materially adversely affected.

Third parties may not perform their obligations as expected. The amount and timing of resources that third parties devote to developing and commercializing our products are not within our control. Furthermore, our interests may differ from those of third parties that commercialize our products. Disagreements that may arise with these third parties could delay or lead to the termination of the development or commercialization of our product candidates, or result in litigation or arbitration, which would be time consuming and expensive.

If any third party that supports the development or commercialization of our products breaches or terminates its agreement with us, or fails to conduct its activities in a timely and regulatory compliant manner, such breach, termination or failure could:

•

delay or otherwise adversely impact the development or commercialization of FACTIVE tablets, ANTARA capsules, Ramoplanin, our other product candidates or any additional product candidates that we may acquire or develop;

•	require us to undertake unforeseen additional responsibilities or devote unforeseen additional resources to the development or commercialization of our products; or

•	result in the termination of the development or commercialization of our products.

Clinical trials are costly, time consuming and unpredictable, and we have limited experience conducting and managing necessary preclinical and clinical trials for product candidates.

To obtain FDA approval to market a new drug product or to expand the approved uses of an existing product, we or our partners must demonstrate proof of safety and efficacy in humans. To meet these requirements, we or our partners will have to conduct extensive testing, including potentially preclinical testing and “adequate and well-controlled” clinical trials. Conducting clinical trials is a lengthy, time-

consuming and expensive process. The length of time required to conduct required studies may vary substantially according to the type, complexity, novelty and intended use of the product candidate, and often can be several years or more per trial. Delays associated with products for which clinical trials are required may cause us to incur additional operating expenses.

The Phase II trial for our product candidate, Ramoplanin, to assess the safety and efficacy of treating Clostridium difficile-associated disease, or CDAD, was completed in 2004, but did not meet its primary endpoint. Prior clinical and preclinical trials for Ramoplanin were conducted by Vicuron and its licensees, from whom we acquired rights to Ramoplanin. Although we have agreed with the FDA to a Special Protocol Assessment regarding specific components of a Phase III program that, if completed successfully, would support regulatory approval for the indication, we can give no assurance that as clinical trials proceed or as part of an NDA review process, if any, the FDA will not determine that a previously approved Special Protocol Assessment for a particular protocol is no longer valid. Further, any third party with whom we may partner or grant our rights to Ramoplanin may not be able to complete future trials, make the filings within the timeframes we currently expect or demonstrate the safety and efficacy of Ramoplanin to the satisfaction of the FDA or other regulatory authorities. If the trials or the filings are delayed or resisted by the FDA, our business may be adversely affected.

If we choose to pursue additional indications for FACTIVE or ANTARA, we may not be able to demonstrate the safety and efficacy of FACTIVE or ANTARA for those indications to the satisfaction of the FDA, or other regulatory authorities. We may also be required to demonstrate that our proposed products represent an improved form of treatment over existing therapies and we may be unable to do so without conducting further clinical studies. Negative, inconclusive or inconsistent clinical trial results could prevent regulatory approval, increase the cost and timing of regulatory approval or require additional studies or a filing for a narrower indication.

In addition, the cost of human clinical trials varies dramatically based on a number of factors, including the order and timing of clinical indications pursued, the extent of development and financial support from alliance partners, the number of patients required for enrollment, the difficulty of obtaining clinical supplies of the product candidate, and the difficulty in obtaining sufficient patient populations and clinicians.

We have limited experience in conducting and managing the preclinical and clinical trials necessary to obtain regulatory marketing approvals. We may not be able to obtain the approvals necessary to conduct clinical studies. Also, the results of our clinical trials may not be consistent with the results obtained in preclinical studies or the results obtained in later phases of clinical trials may not be consistent with those obtained in earlier phases. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in early animal and human testing.

Even if a product gains regulatory approval, the product and the manufacturer of the product will be subject to continuing regulatory review, including the requirement to conduct post-approval clinical studies. We may be restricted or prohibited from marketing or manufacturing a product, even after obtaining product approval, if previously unknown problems with the product or its manufacture are subsequently discovered.

We could experience delays in clinical development which could delay anticipated product launches.

The speed with which we are able to complete clinical trials for future product candidates, when and if we, or any third party with whom we partner, elects to commence Phase III development, and our applications for marketing approval will depend on several factors, including the following:

•

the rate of patient enrollment, which is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study and the nature of the protocol;

•	fluctuations in the disease incidence for patients available to enroll in our trials;

•	compliance of patients and investigators with the protocol and applicable regulations;

•	prior regulatory agency review and approval of our applications and procedures;

•	analysis of data obtained from preclinical and clinical activities which are susceptible to varying interpretations, which interpretations could delay, limit or prevent regulatory approval;

•	changes in the policies of regulatory authorities for drug approval during the period of product development; and

•	the availability of skilled and experienced staff to conduct and monitor clinical studies, to accurately collect data and to prepare the appropriate regulatory applications.

Our intellectual property protection and other protections may be inadequate to protect our products.

Our success will depend, in part, on our ability to obtain commercially valuable patent claims and protect our intellectual property. We currently own or license approximately 75 issued U.S. patents, approximately 87 pending U.S. patent applications, 148 issued foreign patents and approximately 201 pending foreign patent applications. We are not currently involved in any litigation, settlement negotiations, or other legal action regarding patent issues and we are not aware of any patent litigation threatened against us. Our patent position involves complex legal and factual questions, and legal standards relating to the validity and scope of claims in the applicable technology fields are still evolving. Therefore, the degree of future protection for our proprietary rights is uncertain.

Under our license agreement with LG Life Sciences, we obtained an exclusive license to develop and market gemifloxacin in certain territories. This license covers 16 issued U.S. patents and a broad portfolio of corresponding foreign patents and pending patent applications. These patents include claims that relate to the chemical composition of FACTIVE, methods of manufacturing and its use for the prophylaxis and treatment of bacterial infections. We have received a Notice of Final Determination from the U.S. Patent and Trademark Office on our patent term extension application for U.S. Patent 5,776,944 extending its patent term 659 days to April 4, 2017. The principal U.S. patents are currently set to expire at various dates, ranging from 2015 to 2019.

Under our development, license and supply agreement with Ethypharm, S.A., we assumed all of the rights and obligations related to the development, manufacturing, marketing and sale of ANTARA in the U.S. This license includes two issued U.S. patents and several pending patent applications. These patents and applications include claims that relate to pharmaceutical compositions containing fenofibrate using the drug delivery technologies incorporated in ANTARA, methods of their use and treatment, and methods of preparing the same. The latest patent issued to Ethypharm is set to expire in 2020.

The patents relating to Ramoplanin include claims relating to methods of manufacturing Ramoplanin as well as methods of increasing the yield of the active compound. We also have applications pending related to various novel uses of Ramoplanin as well as a formulation containing Ramoplanin. The patent covering the chemical composition of Ramoplanin has expired. To provide additional protection for Ramoplanin, we rely on proprietary know-how relating to maximizing yields in the manufacture of Ramoplanin, and intend to rely on the five years of data exclusivity under the Hatch-Waxman Act in the U.S. and the ten years of market exclusively in Europe available through the European Medicines Agency (EMEA), because Ramoplanin would be a new chemical entity not previously marketed commercially.

The risks and uncertainties that we will face with respect to our patents and other proprietary rights include the following:

•

the pending patent applications that we have filed or to which we have exclusive rights may not result in issued patents, may result in issued patents with narrower claims than anticipated or may take longer than expected to result in issued patents;

•	the claims of any patents which are issued may be limited from those in the patent applications and may not provide meaningful protection;

•	we may not be able to develop additional proprietary technologies that are patentable;

•	the patents licensed or issued to us or our partners may not provide a competitive advantage;

•	other companies may challenge patents licensed or issued to us or our partners;

•	patents issued to other companies may harm our ability to do business;

•	other companies may independently develop similar or alternative technologies or duplicate our technologies; and

•	the patents may be narrow in scope and accordingly other companies may design around technologies we have licensed or developed.

International patent protection is uncertain.

Patent law outside the U.S. is uncertain and is currently undergoing review and revision in many countries. Further, the laws of some foreign countries may not protect our intellectual property rights to the same extent as U.S. laws. We may participate in opposition proceedings to determine the validity of our or our competitors’ foreign patents, which could result in substantial costs and diversion of our efforts.

Our proprietary position may depend on our ability to protect our proprietary confidential information and trade secrets.

We rely upon certain proprietary confidential information, trademarks, unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain our competitive position. We generally protect this information with confidentiality agreements that provide that all confidential information developed or made known to others during the course of the employment, consulting or business relationship shall be kept confidential except in specified circumstances. Agreements with employees provide that all inventions conceived by an individual while employed by us are our exclusive property. We cannot guarantee, however, that these agreements will be honored, that we will have adequate remedies for breach if they are not honored or that our proprietary confidential information and trade secrets will not otherwise become known or be independently discovered by competitors.

We bear substantial responsibilities under our license agreements for FACTIVE and ANTARA and our sublicense agreements to Pfizer, S.A. de C.V., Abbott Laboratories, Ltd. and Menarini International Operation Luxembourg SA, and there can be no assurance that we will successfully fulfill our responsibilities.

FACTIVE

We have an exclusive license from LG Life Sciences to develop and market FACTIVE in North America, France, Germany, the United Kingdom, Luxembourg, Ireland, Italy, Spain, Portugal, Belgium, the Netherlands, Austria, Greece, Sweden, Denmark, Finland, Norway, Iceland, Switzerland, Andorra, Monaco, San Marino, Vatican City, Poland, Czech Republic, Slovakia, Slovenia, Hungary, Estonia, Latvia, Lithuania, Liechtenstein, Malta, Cyprus, Romania, Bulgaria, Croatia, Serbia and Montenegro, Bosnia and Herzegovina, Albania and the Former Yugoslav Republic of Macedonia. Under this agreement, we are responsible, at our expense and through consultation with LG Life Sciences, for the clinical and commercial development of FACTIVE in the countries covered by the license, including the conduct of clinical trials, the filing of drug approval applications with the FDA and other applicable regulatory authorities and the marketing, distribution and sale of FACTIVE in our territory. The agreement also requires a minimum sales commitment over a period of time, which if not met, would result in the technology being returned to LG Life Sciences. In addition, LG Life Sciences has the right to co-promote FACTIVE in the U.S. on terms to be negotiated, commencing in 2008; such co-promotion option terminates once certain level of sales are reached by us. If LG Life Sciences co-promotes FACTIVE in the U.S., our royalty obligations to LG Life Sciences would cease. We believe that we are currently in compliance with our obligations under the agreement with LG Life Sciences, but there can be no assurance that we will be able to remain in compliance due to the limitations on our resources and the many risks of conducting clinical trials, as described above in “Clinical trials are costly, time consuming and unpredictable, and we have limited experience conducting and managing necessary preclinical and clinical trials for our product candidates” and the challenges inherent in the commercialization of new products as described above in “Our product candidates will face significant competition in the marketplace.” In addition, if LG Life Sciences exercises its right to co-promote FACTIVE, our operating results will suffer.

LG Life Sciences has the obligation under the agreement to diligently maintain its patents and the patents of third parties to which it has rights that, in each case relating to gemifloxacin, the active ingredient in FACTIVE tablets. We have the right, at our expense, to control any litigation relating to suits brought by a third party alleging that the manufacture, use or sale of gemifloxacin in its licensed field in the territories covered by the license infringes upon our rights. We also have the primary right to pursue actions for infringement of any patent licensed from LG Life Sciences under the license agreement within the territories covered by the license. If we elect not to pursue any infringement action, LG Life Sciences has the right to pursue it. The costs of any infringement actions are first paid out of any damages recovered. If we are the plaintiff, the remainder of the damages are retained by us, subject to our royalty obligations to LG Life Sciences. If LG Life Sciences is the plaintiff, the remainder of the damages are divided evenly between us and LG Life Sciences, subject to our royalty obligations to LG Life Sciences. The costs of pursuing any such action could substantially diminish our resources.

In February 2006, we entered into a Sublicensing and Distribution Agreement with Pfizer, S.A. de C.V. (Pfizer Mexico) whereby we sublicensed our rights to commercialize FACTIVE tablets in Mexico to Pfizer Mexico. Under this agreement, we are obligated to exclusively supply all active pharmaceutical ingredient for FACTIVE required by Pfizer Mexico in Mexico. In August 2006, we entered into a Supply, Development and Marketing Agreement with Abbott Laboratories’ Canadian affiliate (Abbott Canada). Under this agreement, we are obligated to exclusively supply all finished packaged FACTIVE product required by Abbott Canada. In December 2006, we entered into a License, Supply and Marketing Agreement with Menarini International Operation Luxembourg SA (Menarini), whereby we sublicensed our rights to sell FACTIVE tablets in the European Union to Menarini. Under the terms of our agreement with Menarini, Menarini is also obligated to exclusively purchase from us, and we must exclusively supply, all API for FACTIVE to be sold in Europe for the earlier to occur of the expiration of the life of certain patents covering the product or expiration of data exclusivity. We believe that, together with our manufacturing partners, we will be able to meet such supply and other obligations under these sublicense and supply agreements but can make no assurances that we will be able to remain in compliance with such responsibilities, which would result in our breach of such agreement.

ANTARA

Our exclusive rights to ANTARA are licensed to us by Ethypharm, S.A. (Ethypharm). If we breach the development, license and supply agreement with Ethypharm, it may be entitled to terminate the agreement. Further, in order to maintain our exclusive rights, we must achieve certain minimum annual sales of ANTARA until February 2012 or make payments to Ethypharm to compensate for the difference. Ethypharm also has a right of first refusal on any divestiture of our rights to ANTARA. We believe that we are currently in compliance with our obligations under the Ethypharm agreement, but there can be no assurance that we will be able to remain in compliance or that we will be able to meet the milestones required for extension of the agreement. Moreover, Ethypharm’s right of first refusal on a divestiture of our rights to ANTARA may adversely affect our ability to effect a change of control or sale of our assets.

We depend on key personnel, including members of our direct sales force, in a highly competitive market for such skilled personnel.

We are highly dependent on the principal members of our senior management and key scientific, sales and technical personnel. The loss of any of our personnel could have a material adverse effect on our ability to achieve our goals. We currently maintain employment agreements with the following executive officers: Steven M. Rauscher, President and Chief Executive Officer; Philippe M. Maitre, Senior Vice President and Chief Financial Officer; and Dominick Colangelo, Esq., Executive Vice President, Corporate Development and Operations. The term of each employment agreement continues until it is terminated by the officer or Oscient.

Our future success is dependent upon our ability to attract and retain additional qualified sales and marketing, clinical development, scientific and managerial personnel. Like others in our industry, we may face, and in the past we have faced from time to time, difficulties in attracting and retaining certain employees with the requisite expertise and qualifications. We believe that our historical recruiting periods and employee turnover rates are similar to those of others in our industry; however, we cannot be certain that we will not encounter greater difficulties in the future.

Changes in the expensing of stock-based compensation have resulted and will continue to result in unfavorable accounting charges and may require us to change our compensation practices. Any change in our compensation practices may adversely affect our ability to attract and retain qualified scientific, technical and business personnel.

We rely on stock options to compensate existing employees and attract new employees. As a result of new accounting rules implemented by the Financial Accounting Standards Board, as of January 1, 2006, we were required to record expense for the fair value of stock options granted to employees and the fair value of purchase rights under our employee stock purchase plan, thereby increasing our operating expenses and reported losses. Although we intend to continue to include various forms of equity in our compensation plans, if the extent to which we use forms of equity in our plans is reduced due to the negative effect on earnings, it may be difficult for us to attract and retain qualified scientific, technical and business personnel.

Failure to obtain or maintain regulatory approvals in foreign jurisdictions will prevent us from marketing FACTIVE abroad.

We have entered into commercialization relationships with Pfizer, S.A. de C.V. (Pfizer Mexico), Abbott Laboratories, Ltd. (Abbott Canada) and Menarini International Operation Luxembourg SA (Menarini) whereby we sublicensed our rights to sell FACTIVE tablets in Mexico to Pfizer Mexico, in Canada to Abbott Canada and in the European Union to Menarini. If our partners are unsuccessful in their efforts, it would significantly limit the revenues that we expect to obtain from the sales of FACTIVE.

Further, in order to market FACTIVE in the European Union, we or our distribution partners may need to obtain multiple regulatory approvals. Obtaining foreign approvals may require additional trials and expense. For instance, our predecessor’s original regulatory filing in the United Kingdom was rejected. We may not be able to obtain approval or may be delayed in obtaining approval from any or all of the jurisdictions in which we seek approval to market FACTIVE.

Under our financing arrangement with Paul Capital, upon the occurrence of certain events, Paul Capital may require us to repurchase the right to receive revenues that we assigned to it or may foreclose on certain assets that secure our obligations to Paul Capital. Any exercise by Paul Capital of its right to cause us to repurchase the assigned right or any foreclosure by Paul Capital could adversely affect our results of operations and our financial condition.

On August 18, 2006, we and our subsidiary Guardian II Acquisition Corporation, or Guardian II, entered into a revenue interests assignment agreement with Paul Capital pursuant to which we assigned to Paul Capital the right to receive a portion of our net revenues from FACTIVE tablets and Guardian II assigned to Paul Capital the right to receive a portion of its net revenue from ANTARA capsules. To secure its obligations to Paul Capital, Guardian II also granted Paul Capital a security interest in substantially all of its assets, including the U.S. rights to ANTARA.

Under our arrangement with Paul Capital, upon the occurrence of certain events, including if we experience a change of control, undergo certain bankruptcy events of us or our subsidiary, transfer any of substantially all of our rights in ANTARA or FACTIVE, transfer of all or substantially all of our assets, breach certain of the covenants, representations or warranties under the revenue interests assignment agreement, or sales of ANTARA are suspended due to an injunction or if we elect to suspend sales of ANTARA as a result of a lawsuit filed by certain third parties, Paul Capital may (1) require us to repurchase the rights we assigned to it at the “put/call price” in effect on the date such right is exercised or (2) foreclose on the ANTARA assets that secure our obligations to Paul Capital. Except in the case of certain bankruptcy events, if Paul Capital exercises its right to cause us to repurchase the rights we assigned to it, Paul Capital may not foreclose unless we fail to pay the put/call price as required.

If Paul Capital were to exercise its right to cause us to repurchase the right we assigned to it, we cannot assure you that we or Guardian II would have sufficient funds available to pay the put/call price in effect at that time. Even if we have sufficient funds available, we may have to use funds that we planned to use for other purposes and our results of operations and financial condition could be adversely affected. If Paul Capital were to foreclose on the ANTARA assets that secure our obligations to Paul Capital, our results of operations and financial condition could also be adversely affected. Due to Paul Capital’s right to cause us to repurchase the rights we assigned to it is triggered by, among other things, a change in control, transfer of any of our interests in ANTARA or transfer of all or substantially all of our assets, the existence of that right could discourage us or a potential acquirer from entering into a business transaction that would result in the occurrence of any of those events.

Multiple factors beyond our control may cause fluctuations in our operating results and may cause our business to suffer.

Our revenues and results of operations may fluctuate significantly, depending on a variety of factors, including the following:

•

the pace of our commercialization of ANTARA capsules and FACTIVE tablets, and in the case of FACTIVE, seasonal fluctuations in the duration and severity of the annual respiratory tract infection season;

•	the level of acceptance by physicians and third party payors of FACTIVE and ANTARA;

•	the progress of any of our clinical trials for our products;

•	the progress of any clinical trials conducted by partners for Ramoplanin or products developed through our legacy alliances;

•	our success in concluding transactions to acquire additional approved products and product candidates, and the pace of our commercialization of such additional products;

•	the introduction of new products and services by our competitors;

•	regulatory actions; and

•	expenses related to, and the results of, litigation and other proceedings relating to intellectual property rights.

We will not be able to control many of these factors. In addition, if our revenues in a particular period do not meet expectations, we may not be able to adjust our expenditures in that period, which could cause our business to suffer. We believe that period-to-period comparisons of our financial results will not necessarily be meaningful. You should not rely on these comparisons as an indication of our future performance. If our operating results in any future period fall below the expectations of securities analysts and investors, our stock price may fall, possibly by a significant amount.

Risks Related to Our Industry

Health care insurers, the government and other payers may not pay for our products or may impose limits on reimbursement.

Our ability to commercialize FACTIVE tablets, ANTARA capsules, Ramoplanin and our future products will depend, in part, on the extent to which reimbursement for such products will be available from third-party payers, such as Medicare, Medicaid, health maintenance organizations, health insurers and other public and private payers. We cannot assure you that third-party payers will pay for such products or will establish and maintain price levels sufficient for realization of an appropriate return on our investment in product development. If adequate coverage and reimbursement levels are not provided by government and private payers for use of our products, our products may fail to achieve market acceptance and our results of operations may be materially adversely affected. Under the Medicare Part D outpatient prescription drug benefit, Medicare beneficiaries (primarily the elderly over 65 and the disabled) may enroll in private drug plans. There are multiple types of Part D plans and numerous plan sponsors, each with its own formulary and product access requirements. The plans have considerable discretion in establishing formularies and tiered co-pay structures and in placing prior authorization and other restrictions on the utilization of specific products. In addition, Part D plan sponsors are permitted and encouraged to negotiate rebates with manufacturers. The profitability of our products may depend on the extent to which they enjoy preferred status on the formularies of a significant portion of the largest Part D prescription drug plans. Our ability to obtain such preferred status on favorable economic terms cannot be assured. Additionally, the Part D program has been the subject of much controversy since its inception in 2003, and significant amendments, including an amendment to authorize the

Federal Government to directly negotiate drug prices with manufacturers, are possible. Such amendments could adversely affect our anticipated revenues and results of operations, possibly materially.

Most state Medicaid programs have established preferred drug lists, or PDLs, and the process, criteria and timeframe for obtaining placement on the PDL varies from state to state. Under the Medicaid drug rebate program, a manufacturer must pay a rebate for Medicaid utilization of a product. The rebate is based on the greater of (1) a specified percentage of the product’s average manufacturer price (AMP) or (2) the difference between the product’s AMP and the best price offered by the manufacturer. In addition, many states have established supplemental rebate programs as a condition for including a drug product on a PDL. The profitability of our products may depend on the extent to which they appear on the PDLs of a significant number of state Medicaid programs and the amount of the rebates that must be paid to such states. In addition, there is significant fiscal pressure on the Medicaid program, and amendments to lower the pharmaceutical costs of the program are possible. Such amendments could adversely affect our anticipated revenues and results of operations, possibly materially.

Many health maintenance organizations and other third-party payers use formularies, or lists of drugs for which coverage is provided under a health care benefit plan, to control the costs of prescription drugs. Each payer that maintains a drug formulary makes its own determination as to whether a new drug will be added to the formulary and whether particular drugs in a therapeutic class will have preferred status over other drugs in the same class. This determination often involves an assessment of the clinical appropriateness of the drug and sometimes the cost of the drug in comparison to alternative products. We cannot assure you that FACTIVE tablets, ANTARA capsules, Ramoplanin or any of our future products will be added to payers’ formularies, whether our products will have preferred status to alternative therapies, nor whether the formulary decisions will be conducted in a timely manner. We may also decide to enter into discount or formulary fee arrangements with payers, which could result in our receiving lower or discounted prices for our products.

Wholesalers, pharmacies and hospitals may not provide adequate distribution for our products.

Our ability to commercialize our products will depend, in part, on the extent to which we obtain adequate distribution of our products via wholesalers, pharmacies and hospitals, as well as other customers. Wholesalers and larger retailers may be reluctant to stock and distribute Oscient products since we are not a large, well-established company. If we do not obtain adequate distribution of our products, the commercialization of FACTIVE and ANTARA and our anticipated revenues and results of operations could be adversely affected.

If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, we could be forced to pay substantial damage awards.

The use of any of our product candidates in clinical trials, and the sale of any approved products, might expose us to product liability claims. We currently maintain, and we expect that we will continue to maintain, product liability insurance coverage in the amount of $10.0 million per occurrence and $10.0 million in the aggregate. Such insurance coverage might not protect us against all of the claims to which we might become subject. We might not be able to maintain adequate insurance coverage at a reasonable cost or in sufficient amounts or scope to protect us against potential losses. In the event a claim is brought against us, we might be required to pay legal and other expenses to defend the claim, as well as uncovered damage awards resulting from a claim brought successfully against us. Furthermore, whether or not we are ultimately successful in defending any such claims, we might be required to direct financial and managerial resources to such defense and adverse publicity could result, all of which could harm our business.

In addition, a product recall or excessive warranty claims (in any such case, whether arising from manufacturing deficiencies, labeling errors or other safety or regulatory reasons) could have an adverse effect on our product sales or require a change in the indications for which our products may be used.

Risks Related to the Exchange Offers and the New Money Offering

Our debt obligations expose us to risks that could adversely affect our business, operating results and financial condition, and prevent us from fulfilling our obligations under the notes.

We have a substantial level of debt. As of December 31, 2006, we had approximately $241.0 million of indebtedness outstanding (including accrued interest), which includes $40.0 million in revenue interest that entitles Paul Capital to receive a royalty on the sales of both ANTARA and FACTIVE. Approximately $26.0 million of outstanding indebtedness will mature in 2009, approximately $21.0 million of outstanding indebtedness will mature in 2010 and approximately $154.0 million of indebtedness will mature in 2011. The level and nature of our indebtedness, among other things, could:

•	make it difficult for us to make payments on our debt outstanding from time to time or to refinance it;

•	make it difficult for us to obtain any necessary financing in the future for working capital, capital expenditures, debt service, acquisitions or general corporate purposes;

•	limit our flexibility in planning for or reacting to changes in our business;

•	reduce funds available for use in our operations;

•	impair our ability to incur additional debt because of financial and other restrictive covenants;

•	make us more vulnerable in the event of a downturn in our business;

•	place us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have better access to capital resources;

•

restrict the operations of our business as a result of provisions in the Revenue Interests Agreement with Paul Capital that restrict our ability to (1) amend, waive any rights under, or terminate any material license agreements, including the agreements relating to the ANTARA products and FACTIVE, (2) enter into any new agreement or amend or fail to exercise any of our material rights under existing agreements that would adversely affect Paul Capital’s royalty interest, and (3) sell any material assets related to ANTARA or FACTIVE; or

•

impair our ability to merge or otherwise effect the sale of the company due to the right of the holders of certain of our indebtedness to accelerate the maturity date of the indebtedness in the event of a change of control of the company.

If we do not grow our revenues as we expect, we could have difficulty making required payments on our indebtedness. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, or if we fail to comply with the various requirements of our indebtedness, we would be in default, which would permit the holders of our indebtedness to accelerate the maturity of the indebtedness and could cause defaults under any indebtedness we may incur in the future. Any default under our indebtedness would have a material adverse effect on our business, operating results and financial condition.

The new notes are effectively subordinated to any secured debt we may incur in the future and are also structurally subordinated to any liabilities of our subsidiaries.

The new notes are not secured by any of our assets or our subsidiaries’ assets. As a result, the new notes will be effectively subordinated to any existing secured debt and any secured debt that we may incur in the future. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of our secured debt may assert rights against the secured assets in order to receive full payment of their debt before the assets may be used to pay the holders of the new notes. Also, if and to the extent any of our existing 2009 notes are not tendered and accepted for payment in the exchange offer, or if the exchange offer for the existing 2009 notes is extended beyond the expiration date of the exchange offer for the existing 2011 notes, we will continue to have existing 2009 notes outstanding which will become due before the new notes. In addition, the new notes will be structurally subordinated to any existing and future liabilities of our subsidiaries. Our subsidiary Guardian II incurred debt and other obligations in connection with the acquisition of the U.S. rights to ANTARA, including $20 million of debt payable to Paul Capital in August 2010 and obligations under the revenue interests assignment agreement described herein. Guardian II granted Paul Capital a security interest in substantially all of its assets to secure its obligations to Paul Capital. Guardian II’s assets include the license rights to sell ANTARA capsules in the U.S. and the associated intellectual property rights. Under the terms of the agreements with Paul Capital, we are also obligated to maintain a portion of our consolidated cash in an account in the name of Guardian II. As a result, the new notes will be structurally subordinated to Guardian II’s obligation to Paul Capital and the cash and other assets of Guardian II, including the ANTARA assets, may not be available to holders of the new notes in the event of any liquidation, dissolution, bankruptcy or other similar proceedings.

There is no market for the new notes, an active trading market for the new notes may not develop, and you may not be able to sell the new notes at a price acceptable to you.

There is no public market for the new notes and we do not intend to apply for listing of the new notes on any national exchange or quotation system. We cannot assure you of the liquidity of any markets that may develop for the new notes, your ability to sell the new notes or the price at which you may be able to sell the new notes. In addition, we do not know whether an active trading market will ever develop for the new notes. If a market for the new notes were to develop, the new notes could trade at prices that may be higher or lower than the principal amount or public offering price. Additionally, there is a risk that the liquidity of, and the trading market for, the new notes will be limited if few new notes are issued in connection with the exchange offers or the new money offering. If only a limited number of new notes are outstanding after the completion of the exchange offer and the new money offering, it may be more difficult for a market to develop in the new notes and any market that does develop may be less liquid than would be the case if more new notes were outstanding. The liquidity of the trading market for the new notes, if any, and the market price quoted for the new notes may be adversely affected by changes in interest rates for comparable securities, by changes in our financial performance or prospects and by declines in the price of our common shares, as well as by declines in the prices of securities, or the financial performance or prospects of similar companies.

If you do not exchange your existing notes, they may be difficult to resell.

To the extent any existing notes are tendered and accepted in the exchange offers, the trading market, if any, for the existing notes that remain outstanding after the exchange offers would be adversely affected because the market will be less liquid.

If you hold new notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold new notes, you will not be entitled to any rights with respect to our common stock (including voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will have rights with respect to our common stock only if and when your notes are converted. For example, in the event that an amendment is proposed to our articles of organization or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

We may be unable to repay or repurchase the new notes or our other indebtedness.

At maturity, the entire outstanding principal amount of the new notes will become due and payable. In addition, if a fundamental change, as defined under “Description of New Notes—Repurchase of the new notes at the option of holders upon a fundamental change,” occurs, you may require us to repurchase all or a portion of your new notes. We may not have sufficient funds or may be unable to arrange for additional financing to pay the repurchase price of the new notes or the principal amount due at maturity. Any future borrowing arrangements or debt agreements to which we become a party may contain restrictions on or prohibitions against our redemption or repurchase of the new notes. If we are prohibited from redeeming or repurchasing the new notes, we could try to obtain the consent of lenders under those arrangements, or we could attempt to refinance the borrowings that contain the restrictions. If we do not obtain the necessary consents or refinance the borrowings, we will be unable to repurchase the new notes. Such a failure would constitute an event of default under the new notes indenture which could, in turn, constitute a default under the terms of our other indebtedness.

The price of our common stock, and therefore the price of the new notes, may fluctuate significantly, which may make it difficult for holders to resell the new notes or the common stock issuable upon conversion of the new notes when desired or at attractive prices.

The market price of the new notes is expected to be affected significantly by the market price of our common stock. The market price of our common stock is subject to significant fluctuations in response to the factors in this section and other factors, including:

•	our ability to successfully commercialize FACTIVE tablets and ANTARA capsules;

•	the revenues that we may derive from the sale of FACTIVE tablets and ANTARA, as compared to analyst estimates;

•	our ability to enter into transactions to acquire, license or co-promote additional products;

•	the results of any clinical trials that we may conduct and the pace of our progress in those clinical trials;

•	the results of clinical trials conducted by partners for Ramoplanin or products developed from any of our legacy alliances and the pace of our progress in those clinical trials;

•	whether we will be able to successfully integrate ANTARA into our sales and marketing efforts;

•	whether we will be able to successfully integrate any additional products that we acquire, license or co-promote into our sales and marketing efforts;

•	the timing of the achievement of our development milestones and other payments under our strategic alliance agreements;

•	termination of, or an adverse development in, our strategic alliances;

•	conditions and publicity regarding the biopharmaceutical industry generally;

•	price and volume fluctuations in the stock market at large which do not relate to our operating performance;

•	variations in our rates of product returns, allowances and rebates and discounts;

•	sales of shares of our common stock in the public market; and

•	comments by securities analysts, or our failure to meet market expectations, including our projected financial performance.

Over the two-year period ending December 31, 2006, the closing price of our common stock as reported on the NASDAQ Global Market ranged from a high of $30.40 to a low of $4.20. The stock market has from time to time experienced extreme price and volume fluctuations that are unrelated to the operating performance of particular companies. In the past, companies that have experienced volatility have sometimes been the subject of securities class action litigation. If litigation were instituted on this basis, it could result in substantial costs and a diversion of management’s attention and resources. These broad market fluctuations may adversely affect the price of our securities, regardless of our operating performance. Because the new notes are convertible into shares of our common stock, volatility of or depressed prices for our common stock could have a similar effect on the trading price of the new notes. A decline in our common stock price may cause the value of the new notes to decline. Holders who receive common stock upon conversion of the new notes also will be subject to the risk of volatility and depressed prices of our common stock.

We may issue additional equity securities and thereby materially and adversely affect the price of our common stock.

Sales of substantial amounts of shares of our common stock in the public market after this offering, or the perception that those sales may occur, could cause the market price of our common stock to decline. The new notes indenture does not restrict our ability to issue additional shares of common stock or other securities convertible into or exchangeable for our common stock. We have used and may continue to use our common stock or securities convertible into or exchangeable for our common stock to acquire technology, product rights or businesses, or for other purposes. Our authorized capital stock consists of 175,000,000 shares of common stock, par value $.10 per share, including 625,000 shares of common stock designated as series B restricted common stock. As of December 31, 2006, we had approximately 13,558,867 shares of common stock outstanding and no shares of series B restricted stock outstanding. If we issue additional equity securities, the price of our common stock and, in turn, the price of the new notes may be materially and adversely affected.

Conversion of the notes will dilute the ownership interests of existing stockholders.

The conversion of some or all of the new notes will dilute the ownership interest of our existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the new notes may encourage short selling by market participants because the conversion of the new notes could depress the price of our common stock.

The new notes do not restrict our ability to incur additional debt or to take other actions that could negatively impact holders of the notes.

We are not restricted under the terms of the new notes from incurring additional indebtedness, including senior indebtedness or secured debt. In addition, the limited covenants applicable to the new notes do not restrict our ability to pay dividends, issue or repurchase stock or other securities or require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the new notes could have the effect of diminishing our ability to make payments on the notes when due. In addition, the indenture for the new notes does not afford protection to holders of the notes in the event of a fundamental change except to the extent described under “Description of New Notes—Conversion rate adjustment on a fundamental change” and “Description of New Notes—Repurchase of the new notes at the option of holders upon a fundamental change.”

The conversion rate adjustment that may be made in connection with a transaction constituting a fundamental change may not adequately compensate you for the lost option time value of your new notes as a result of such fundamental change.

In connection with a fundamental change, we may be required to increase the conversion rate for the new notes surrendered for conversion. The conversion rate adjustment is described under “Description of New Notes—Conversion rate adjustment on a fundamental change.” The conversion rate adjustment is designed to compensate you for the lost option time value of your notes as a result of certain fundamental changes; such increases are only an approximation of such lost value and may not adequately compensate you for such loss. In addition, even in a fundamental change occurs, in some cases there be no such conversion rate adjustment. See “Description of New Notes—Conversion rate adjustment on a fundamental change.”

If we automatically convert the new notes, there is a risk of fluctuation in the price of our common stock from the date we elect to automatically convert the new notes to the automatic conversion date.

We may elect to automatically convert the new notes on or prior to maturity if the daily closing price of our common stock has exceeded 130% of the conversion price of the new notes then in effect for at least 20 trading days during any 30 consecutive trading day period ending within five trading days prior to the notice of automatic conversion. The automatic conversion price on the new notes is approximately $17.55, subject to adjustment. However, there is a risk of fluctuation in the price of our common stock between the time when we may first elect to automatically convert the new notes and the automatic conversion date. This period must be at least 20 days and not more than 30 days prior to the automatic conversion date. As a result of any such fluctuation in the price of our common stock, the aggregate conversion value you actually receive upon any automatic conversion of the new notes may be less than the principal amount of the new notes.

Our management will have considerable discretion as to the use of net proceeds to be received by us from the new money offering.

Our management will have significant discretion in the allocation of the majority of the net proceeds we will receive from the new money offering. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgments of our management regarding the application of these net proceeds. These net proceeds may be used for corporate purposes that do not improve our profitability or increase the price of our common stock. The net proceeds from the new money offering may be placed in investments that do not produce income or that lose value.

Rating agencies may provide unsolicited ratings on the new notes that could cause the market value or liquidity of the new notes to decline.

We have not requested a rating of the new notes from any rating agency and believe it is unlikely that the new notes will be rated. However, if one or more rating agencies rates the new notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price or liquidity of the new notes and our common stock could be harmed.

Adjustments to the conversion rate of the new notes may result in a taxable distribution to you.

Although to date we have never paid cash dividends on our common stock, if in the future we pay a cash dividend on our common stock and there is a resulting adjustment to the conversion price, a note holder could be deemed to have received a taxable dividend subject to U.S. federal income tax without the receipt of any cash. Other adjustments in the conversion ratio (or failures to make such adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may have the same result. Any such deemed dividends would be taxable as described in “Certain U.S. Federal Income Tax Considerations.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained herein related to our anticipated revenue increases for the fiscal year ending December 31, 2007, our anticipated cash utilization for 2007 and 2008, our goal to add an additional product to our portfolio, the timing of our reaching commercial breakeven, future operating losses, the sufficiency of our cash resources, our discount and rebate programs for FACTIVE and ANTARA, our ability to obtain and the timing of approval from the FDA for a five-day course of therapy with FACTIVE for CAP, as well as other statements related to the progress and timing of product development, present or future licensing, collaborative or financing arrangements or that otherwise relate to future periods, are forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These statements represent, among other things, the expectations, beliefs, plans and objectives of management and assumptions underlying or judgments concerning the future financial performance and other matters discussed in this prospectus. The words “may,” “will,” “should,” “plan,” “believe,” “estimate,” “intend,” “anticipate,” “project,” and “expect” and similar expressions are intended to identify forward-looking statements. All forward-looking statements involve certain risks, estimates, assumptions, and uncertainties with respect to future revenues, cash flows, expenses and the cost of capital, among other things.

Some of the important risk factors that could cause our actual results to differ materially from those expressed in our forward-looking statements are included under the heading “Risk Factors” in this prospectus. We encourage you to read these risks carefully. We caution investors not to place significant reliance on the forward-looking statements contained in this prospectus. These statements, like all statements in this prospectus, speak only as of the date of this prospectus (unless another date is indicated) and we undertake no obligation to update or revise forward-looking statements.

USE OF PROCEEDS

We will not receive any cash proceeds from the exchange of the existing notes for the new notes pursuant to the exchange offers. We are offering up to $60,000,000 aggregate principal amount of additional new notes for cash. The new notes will be issued at 77.5% of the principal amount. We intend to use the net proceeds, if any, from the sale of new notes in the new money offering for general corporate purposes, which may include expanding our commercial and marketing efforts, increasing working capital, funding capital and clinical developments, acquiring new products or technologies, and making other investments. We have not determined the amounts we plan to spend for each of these purposes. Pending such use, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the NASDAQ Global Market under the symbol “OSCI”. As of March 6, 2007, there were approximately 1,233 shareholders of record of our common stock. The table below sets forth the range of high and low sale prices for each fiscal quarter during 2005 and 2006 and through April 25, 2007, as reported by the NASDAQ Global Market.

	High	Low
Year ended December 31, 2005(1)
First Quarter	$30.56	$16.40
Second Quarter	$23.20	$12.88
Third Quarter	$24.32	$15.68
Fourth Quarter	$19.60	$12.24

Year ended December 31, 2006(1)
First Quarter	$22.48	$14.16
Second Quarter	$16.32	$6.16
Third Quarter	$11.60	$4.40
Fourth Quarter	$9.44	$4.15

Year ended December 31, 2007
First Quarter	$5.50	$4.10
Second Quarter (through April 25)	$7.78	$5.22

(1)	High and low sale prices adjusted to reflect the 1-for-8 reverse stock split effected on November 15, 2006.

DIVIDEND POLICY

We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business and that no dividends on our common stock will be declared in the foreseeable future. Any future dividends will be subject to the discretion of our Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of our company, our capital requirements and general business conditions.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical deficiency of earnings available to cover fixed charges for each of our most recent fiscal years.

	Year ended December 31,
	2006	2005	2004	2003	2002
	(in thousands)
Deficiency of earnings available to cover fixed charges(1)(2)	$(78,477)	$(88,593)	$(93,271)	$(29,789)	$(34,017)

(1)

Earnings were inadequate to cover fixed charges. We needed additional earnings, as indicated by the deficiency of earnings available to cover fixed charges for each of the periods presented above, to achieve a ratio of earnings to fixed charges of 1.0x.

(2)

The deficiency of earnings available to cover fixed charges is computed by subtracting fixed charges from earnings before income taxes and minority interest plus fixed charges. Fixed charges consist of interest expense plus that portion of net rental expense deemed representative of interest.

CAPITALIZATION

The following table sets forth capitalization as of December 31, 2006:

•	on an actual basis;

•	on an as adjusted basis to give effect to the issuance of $165,489,000 aggregate principal amount of new notes in the exchange offers;

•

on an as adjusted basis to give effect to the issuance for cash of an aggregate principal amount of $60.0 million of new notes, of an issue price of 77.5% of the principal amount on December 31, 2006; and

•

as adjusted to reflect a net gain of approximately $30.5 million on the assumed early extinguishment of all outstanding existing notes on December 31, 2006. This extinguishment of debt will result in recognition of gain in our statement of operations in the period in which the exchange offer is consummated.

We will apply guidance as set forth in Emerging Issues Task Force (“EITF”) Issue No. 96-19, Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended (“SFAS 133”), EITF Issue No. 00-19, and EITF Issue No. 06-06 as follows. The exchange offers are an extinguishment of existing debt, rather than a modification. The additional interest payment upon conversion is an embedded derivative requiring separate accounting. We also considered the provisions of EITF 05-2 and concluded that this is not conventional convertible debt.

The additional interest payment provisions contained in the new notes will be separately accounted for as derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The embedded derivative instrument will be measured at fair value and reflected separately on the balance sheet. For purposes of the “as adjusted” number in this document, we have estimated the fair value of the additional interest payment feature to be approximately $5.8 million which is reflected as a reduction under the new 3.5% convertible senior notes due 2011. Actual accounting values will be based on facts and circumstances, including the market price of our common shares, as of the date the exchanges become effective. This derivative liability will be adjusted quarterly for changes in fair value through either the date the additional interest payment provisions expire, at which time the liability will be zero, or the date at which an additional interest payment provision is triggered, with the corresponding charge or credit to other expense or income. This allocation of value to the additional interest payment provisions has been recorded as a discount on the new notes and the new notes will be accreted to par value through quarterly interest charges over the four-year term of the new notes.

We will also apply the guidance set forth in EITF Issue No. 98-5, which specifies the appropriate basis to account for contingent beneficial conversion premiums. The new notes have features that could lead to a beneficial conversion premium at issuance. A beneficial conversion premium may arise if and when, upon issuance of the new notes, the market price of our common shares exceeds the effective conversion price, after considering the debt discount and separating the additional interest payment feature embedded derivative. The beneficial conversion premium, if any, would be recorded as a discount on the new notes issued in the exchange offers and will be accreted to par value through semi-annual interest charges up to the maturity date of the new notes.

To the extent that existing notes are not validly tendered or accepted in the exchange offers, the amount attributed to the new notes would decrease and the amount attributed to the existing notes would increase. The new money offering is being made on a best efforts basis and there is no minimum amount of new notes that we are required to sell.

The information set forth in the following table should be read in conjunction with and is qualified in its entirety by the Company’s audited consolidated financial statements and notes thereto included in this prospectus.

	As of December 31, 2006
	Actual		As Adjusted
	(in thousands)
Long-term debt:
Existing 3 1/2% Senior Convertible Notes due 2011	$152,750	(1)	$829
Existing 5% Convertible Notes due 2009	22,310	(2)	15,313
3.50% Convertible Senior Notes due 2011	—		168,954	(3)
Revenue Interest Assignment	38,995		38,995
Senior Secured Note	20,000		20,000
Other liabilities	169		169

Total long-term debt	234,224		244,260

Shareholders’ Equity:
Series B restricted common stock, $0.10 par value—Authorized—625,000 shares, Issued and Outstanding—None	—		—
Common stock, $0.10 par value—Authorized 175,000,000 shares, Issued and Outstanding—13,558,867 shares at December 31, 2006	1,356		1,356
Additional paid-in capital	412,553		412,553
Accumulated deficit	(415,905)		(385,357)

Total Shareholders’ (deficit) equity	(1,996)		28,552

Total capitalization	$232,228		$272,812

(1)	Excludes accrued interest of $1,143.
(2)	Excludes accrued interest of $3,440.
(3)

If we elect to automatically convert, or a holder elects to voluntarily convert, some or all of the new notes into our common shares prior to four years after the Commitment Date, we will make an additional payment equal to the aggregate amount of interest payments that would have been payable on the new notes through and including May 10, 2010, less any interest payments already paid on the new notes. This additional payment is payable in cash or, at our option, in our common shares, or a combination of cash and our common shares. If paid in our common shares, the shares will have a fixed value equivalent to 90% of the automatic conversion price. This additional interest payment feature is considered to be an embedded derivative and will be recorded on the balance sheet at fair value as a current liability. We will be required to recognize changes in the derivative’s fair value from period to period in other income (expense) in our statements of operations. This additional interest payment that may be settled in shares is considered to be a conversion and will result in recognizing as expense any amounts paid by share settlement upon conversion under the additional interest payment.

THE EXCHANGE OFFERS

Terms of the Exchange Offers; Period for Tendering Existing Notes

2011 Existing Notes. We are offering to exchange your existing 2011 notes for new notes as follows: $1,000 principal amount of new notes for each $1,000 principal amount of existing 2011 notes for up to 100% of the aggregate outstanding principal amount of existing 2011 notes. The new notes will be issued in denominations of $1,000 and any integral multiple of $1,000. Based on the principal amount of existing 2011 notes outstanding as of the date of this prospectus, we are offering to acquire up to $152,750,000 aggregate principal amount of existing 2011 notes that are validly tendered on the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal.

2009 Existing Notes. We are offering to exchange your existing 2009 notes for new notes as follows: $1,300 principal amount of new notes for each $1,000 principal amount of existing 2009 notes for up to 100% of the aggregate outstanding principal amount of existing 2009 notes. The new notes will be issued in denominations of $1,000 and any integral multiple of $1,000. Based on the principal amount of existing 2009 notes outstanding as of the date of this prospectus, we are offering to acquire up to $22,310,000 aggregate principal amount of existing notes that are validly tendered on the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal. In connection with the exchange offer for the existing 2009 notes, we are seeking consents from holders of existing 2009 notes to amend the agreement governing the existing 2009 notes to remove certain restrictive covenants. Holders who tender existing 2009 notes pursuant to the exchange offer must also deliver a consent to the proposed amendments. Holders who validly tender their 2009 existing notes will be deemed to consent to the proposed amendments. See “—Consent to Amendments to 2009 Note Agreement.”

You may tender all, some or none of your existing notes, subject to the terms and conditions of the exchange offers. Holders of existing notes must tender their existing notes in a minimum $1,000 principal amount and multiples thereof.

The exchange offer for the existing 2011 notes and the exchange offer for the existing 2009 notes are separate exchange offers. We may close, extend or terminate one exchange offer without closing, extending or terminating the other.

The exchange offers are not being made to, and we will not accept tenders for exchange from, holders of existing notes in any jurisdiction in which the exchange offers or the acceptance of such offers would not be in compliance with the securities or blue sky laws of that jurisdiction.

Our Board of Directors and officers do not make any recommendation to you as to whether or not to exchange all or any portion of your existing notes or consent to the proposed amendments to the 2009 note agreement. In addition, we have not authorized anyone to make any recommendation. You must make your own decision whether to tender your existing notes in connection with the exchange offers and, if so, the amount of existing notes to tender.

Expiration Date

The expiration date for each exchange offer is 11:59 p.m., New York City time, on April 25, 2007, unless we extend the applicable offer. We may extend this expiration date for any reason. The last date on which tenders will be accepted, whether on April 25, 2007 or any later date to which the applicable exchange offer may be extended, is referred to as the expiration date.

Extensions; Amendments

We expressly reserve the right, in our discretion, for any reason to:

•

delay the acceptance of existing notes tendered for exchange, for example, in order to allow for the rectification of any irregularity or defect in the tender of existing notes, provided that, in any event we will promptly issue new notes or return tendered existing notes after expiration or withdrawal of the exchange offers;

•

extend the time period during which the exchange offers are open, by giving oral or written notice of an extension to the holders of existing notes in the manner described below; during any extension, all existing notes previously tendered and not withdrawn will remain subject to the exchange offers;

•

waive any condition or amend any of the terms or conditions of the exchange offers, other than the condition that the registration statement or, if applicable, a post-effective amendment, becomes effective under the Securities Act; and

•	terminate the exchange offers, as described under “—Conditions for Completion of the Exchange Offers” below.

If we consider an amendment to the exchange offers to be material, or if we waive a material condition of the exchange offers, we will promptly disclose the amendment or waiver in a prospectus supplement, and if required by law, we will extend the exchange offers for a period of five to twenty business days.

We will promptly give oral or written notice of any (1) extension, (2) amendment, (3) non-acceptance or (4) termination of the offers to the holders of the existing notes. In the case of any extension, we will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. In the case of an amendment, we will issue a press release or other public announcement.

Procedures for Tendering Existing 2011 Notes

Your tender to us of existing 2011 notes and our acceptance of your tender will constitute a binding agreement between you and us upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal. For the procedures regarding the new money offering, see “The New Money Offering.”

Tender of Existing 2011 Notes Held Through a Custodian.    If you are a beneficial holder of the existing 2011 notes that are held of record by a custodian bank, depository institution, broker, dealer, trust company or other nominee, you must instruct the custodian, or such other record holder, to tender the existing 2011 notes on your behalf. Your custodian will provide you with its instruction letter, which you must use to give these instructions.

Tender of Existing 2011 Notes Held Through DTC.    Any beneficial owner of existing 2011 notes held of record by The Depository Trust Company, or DTC, or its nominee, through authority granted by DTC, may direct the DTC participant through which the beneficial owner’s existing 2011 notes are held in DTC, to tender on such beneficial owner’s behalf. To effectively tender existing 2011 notes that are held through DTC, DTC participants should transmit their acceptance through the Automated Tender Offer Program, or ATOP, for which the transaction will be eligible, and DTC will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. Delivery of tendered existing 2011 notes must be made to the exchange agent pursuant to the book-entry delivery procedures set forth below or the tendering DTC participant must comply with the guaranteed delivery procedures set forth below. No letters of transmittal will be required to tender existing 2011 notes through ATOP.

In addition, the exchange agent must receive:

•

a completed and signed letter of transmittal or an electronic confirmation pursuant to DTC’s ATOP system indicating the principal amount of existing 2011 notes to be tendered and any other documents, if any, required by the letter of transmittal; and

•

prior to the expiration date, a confirmation of book-entry transfer of such existing 2011 notes, into the exchange agent’s account at DTC, in accordance with the procedure for book-entry transfer described below; or

•	the holder must comply with the guaranteed delivery procedures described below.

Your existing 2011 notes must be tendered by book-entry transfer. The exchange agent will establish an account with respect to the existing 2011 notes at DTC for purposes of the exchange offers within two business days after the date of this prospectus. Any financial institution that is a participant in DTC must make book-entry delivery of existing 2011 notes by having DTC transfer such existing 2011 notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Although your existing 2011 notes will be tendered through the DTC facility, the letter of transmittal, or facsimile, or an electronic confirmation pursuant to DTC’s ATOP system, with any required signature guarantees and any other required documents, if any, must be transmitted to and received or confirmed by the exchange agent at its address set forth below under “—Exchange Agent,” prior to 11:59 p.m., New York City time, on the expiration date of the exchange offers. You or your broker must ensure that the exchange agent receives an agent’s message from DTC confirming the book-entry transfer of your existing 2011 notes. An agent’s message is a message transmitted by DTC and received by the exchange agent that forms a part of the book-entry confirmation which states that DTC has received an express acknowledgement from the participant in DTC tendering existing 2011 notes that such participant agrees to be bound by the terms of the letter of transmittal. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

If you are an institution which is a participant in DTC’s book-entry transfer facility, you should follow the same procedures that are applicable to persons holding existing notes through a financial institution.

Do not send letters of transmittal or other exchange offer documents to us or to Piper Jaffray & Co., the dealer manager.

It is your responsibility to ensure that all necessary materials get to U.S. Bank National Association, the exchange agent, before the expiration date. If the exchange agent does not receive all of the required materials before the expiration date, your existing 2011 notes will not be validly tendered.

Any existing notes not accepted for exchange for any reason will be promptly returned, without expense, to the tendering holder after the expiration or termination of the exchange offers.

We will have accepted the validity of tendered existing 2011 notes if and when we give oral or written notice to the exchange agent. The exchange agent will act as the tendering holders’ agent for purposes of receiving the new notes from us. If we do not accept any tendered existing 2011 notes for exchange because of an invalid tender or the occurrence of any other event, the exchange agent will return those existing 2011 notes to you without expense, promptly after the expiration date via book-entry transfer through DTC.

Consent to Amendments to 2009 Note Agreement

In connection with the exchange offer for the existing 2009 notes, we will be seeking consent from holders of existing 2009 notes to amend the note amendment and exchange agreement governing the existing 2009 notes, or the 2009 note agreement. The proposed amendments will take effect immediately prior to the closing of the exchange offer for the existing 2009 notes, provided that holders of a majority in aggregate principal amount of the existing 2009 notes tender. If the exchange offer for the existing 2009 notes is terminated or withdrawn, the validly tendered existing 2009 notes are not accepted for payment, or if less than a majority in principal amount of the existing 2009 notes are tendered, the proposed amendments will not become operative. Each holder, by executing and delivering a letter of transmittal and consent, will consent to the proposed amendments.

A description of the proposed amendments is set forth below. The following description is qualified in its entirety by reference to the full and complete terms contained in the 2009 note agreement, a copy of which is available from the information agent upon a holder’s request. Capitalized terms not defined in this section have the respective meanings set forth in the 2009 note agreement.

The proposed amendments would delete or amend the following covenants and references thereto from the 2009 note agreement as well as the events of default related to such covenants, and the definitions relating to such covenants:

9.1.4. Limitation on Indebtedness. [Add:  Intentionally Omitted.] [Delete:  Parent shall not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness, other than Permitted Indebtedness (as defined below), having a maturity date prior to six (6) months after the Maturity Date without the consent of the Required Holders, such consent not to be unreasonably withheld. “Permitted Indebtedness” means: (i) Indebtedness set forth on Parent’s balance sheet dated September 27, 2003, as filed with Parent’s quarterly report on Form 10-Q for its quarter ended September 27, 2003; (ii) Indebtedness set forth on the Company’s balance sheet dated September 30, 2003; (iii) Indebtedness secured by liens described in clause (iv) of the definition of Permitted Liens below; and (iv) other Indebtedness of the Company in an aggregate principal amount at any time outstanding not to exceed $5 million.]

9.1.5. Creation of Liens. [Add:  Intentionally Omitted.] [Delete:  Until the full satisfaction of the Parent Notes, other than Permitted Liens (as defined below), Parent will not create or permit to be created any liens in or on Parent’s tangible or intangible assets. “Permitted Liens” means: (i) liens securing equipment indebtedness; (ii) liens imposed by law, such as carriers’, warehousemen’s, materialmen’s and mechanics’ liens, or liens arising out of judgments or awards against Parent with respect to which Parent at the time shall currently be prosecuting an appeal or proceedings for review; (iii) liens for taxes not yet subject to penalties for nonpayment and liens for taxes the payment of which is being contested in good faith and by appropriate proceedings and for which, to the extent required by generally accepted accounting principles then in effect, proper and adequate book reserves relating thereto are established by Parent; (iv) liens (A) upon or in any equipment acquired or held by Parent to secure the purchase price of such equipment or indebtedness incurred solely for the purpose of financing the acquisition of such equipment, or (B) existing on such equipment at the time of its acquisition, provided that the lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such equipment and other equipment financed by the holder of such lien; (v) liens consisting of leases or subleases and licenses and sublicenses granted to others in the ordinary course of Parent’s business not interfering in any material respect with the business of Parent and any interest or title of a lessor or licensor under any lease or license, as applicable; (vi) liens to secure any license granted by Parent, provided, that such lien is confined solely to the property that is the subject of the license; (vii) liens incurred or deposits made in the ordinary course of Parent’s business in connection with worker’s compensation, unemployment insurance, social security and other like laws; (viii) liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; and (ix) liens to which the Required Holders expressly consent to in writing.]

Procedures for Tendering Existing 2009 Notes

The tender of existing 2009 notes pursuant to the exchange offer and in accordance with the procedures described below will be deemed to constitute a consent with respect to the existing 2009 notes tendered. Holders who validly tender their existing 2009 notes pursuant to the exchange offer will be deemed to have delivered their consents by such tender. A holder may not revoke their consent without withdrawing the previously tendered existing 2009 notes to which the consent relates.

Your tender to us of existing 2009 notes and our acceptance of your tender will constitute a binding agreement between you and us upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal and consent.

To effectively tender existing 2009 notes held in physical form pursuant to the exchange offer, a properly completed letter of transmittal and consent (or a facsimile thereof) duly executed by the holder thereof, together with certificates representing such existing 2009 notes, and any other documents required by the letter of transmittal and consent, must be received by the exchange agent at its address set forth on the back cover of this prospectus prior to the expiration date of the exchange offer. The letter of transmittal and consent and existing 2009 notes should be sent only to the exchange agent and should not be sent to Oscient, the information agent, or the dealer manager.

The method of delivery of certificates for existing 2009 notes, the letter of transmittal and consent and all other required documents to the exchange agent is at the election and risk of the holder tendering existing 2009 notes and delivering consents. If such delivery is by mail, it is suggested that the holder use properly insured, registered mail, return receipt requested, and that the mailing be made sufficiently in advance of the expiration date, to permit delivery to the exchange agent prior thereto. Alternative, conditional or contingent tenders or consents will not be considered valid.

Any existing 2009 notes not accepted for exchange for any reason will be promptly returned, without expense, to the tendering holder after the expiration or termination of the exchange offers.

We will have accepted the validity of tendered existing 2009 notes if and when we give oral or written notice to the exchange agent. The exchange agent will act as the tendering holders’ agent for purposes of receiving the new notes from us. If we do not accept any tendered existing 2009 notes for exchange because of an invalid tender or the occurrence of any other event, the exchange agent will return those existing 2009 notes to you without expense, promptly after the expiration date.

Mutilated, Lost, Stolen or Destroyed Certificates

If a holder desires to tender existing 2009 notes, but the certificates evidencing such existing 2009 notes have been mutilated, lost, stolen or destroyed, such holder should contact us for further instructions.

Binding Interpretations

We will determine in our sole discretion, all questions as to the validity, form, eligibility and acceptance of existing notes tendered for exchange (including, in the case of existing 2009 notes, the consent). Our determination will be final and binding. We reserve the absolute right to reject any and all tenders of any particular existing notes not properly tendered or to not accept any particular existing notes which acceptance might, in our reasonable judgment or our counsel’s judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities in the tender of existing notes. Unless waived, any defects or irregularities in connection with tenders of existing notes for exchange must be cured within such reasonable period of time as we shall determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of existing notes for exchange, nor shall any of them incur any liability for failure to give such notification.

Acceptance of Existing Notes for Exchange; Delivery of New Notes

Once all of the conditions to the exchange offers are satisfied or waived, we will accept, promptly after the expiration date, all existing notes properly tendered, and will issue the new notes promptly after acceptance of the existing notes. The discussion under the heading “—Conditions for Completion of the Exchange Offers” provides further information regarding the conditions to the exchange offers. For purposes of the exchange offers, we shall be deemed to have accepted properly tendered existing notes for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly after giving such notice.

The new notes will be issued in denominations of $1,000 and any integral multiples of $1,000. Any fractional new notes will be settled in cash. The new notes will bear interest from the date of issuance of the new notes. Existing notes accepted for exchange will accrue interest up to but excluding the closing date of the exchange offers. We will pay such accrued and unpaid interest in cash at closing to holders of existing 2011 notes whose existing notes are tendered in the applicable exchange offer and accepted by us. Existing 2009 note holders will receive additional new notes in exchange for accrued and unpaid interest on any existing 2009 notes accepted in the applicable exchange offer.

In all cases, issuance of new notes for existing notes that are accepted for exchange in the exchange offers will be made only after timely receipt by the exchange agent of:

•	your existing notes or a timely book-entry confirmation of such existing notes into the exchange agent’s account at the DTC book-entry transfer facility;

•	a properly completed and duly executed letter of transmittal or letter of transmittal and consent or an electronic confirmation of the submitting holder’s acceptance through DTC’s ATOP system; and

•	all other required documents, if any.

Return of Existing Notes Accepted for Exchange

If we do not accept any tendered existing notes for any reason set forth in the terms and conditions of the exchange offers, or if existing notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged existing notes will be returned to you. Existing notes tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility will be returned in accordance with the book-entry procedures described above, and the existing notes that are not to be exchanged will be credited to an account maintained with DTC, as promptly as practicable after the expiration or termination of the exchange offers.

Guaranteed Delivery Procedures

If you desire to tender your existing notes and (1) the certificates for the existing notes are not immediately available or (2) you cannot complete the procedures for book-entry transfer set forth above on a timely basis, you may still tender your existing notes if:

•	your tender is made through an eligible institution;

•

prior to the expiration date, the exchange agent received from the eligible institution a properly completed and duly executed letter of transmittal, or a facsimile of such letter of transmittal or an electronic confirmation pursuant to DTC’s ATOP system and notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery, that:

(1) sets forth the name and address of the holder of the existing notes tendered;

(2) states that the tender is being made thereby;

(3) guarantees that within three trading days after the expiration date, the certificates or a book-entry confirmation and any other documents required by the letter of transmittal, if any, will be deposited by the eligible institution with the exchange agent; and

•

the certificates or book-entry confirmation and all other documents, if any, required by the letter of transmittal are received by the exchange agent within three trading days after the expiration date.

Withdrawal Rights

You may withdraw your tender of existing notes at any time prior to 11:59 p.m., New York City time, on the expiration date. In addition, if we have not accepted your tendered existing notes for exchange, you may withdraw your existing notes after May 25, 2007.

A valid withdrawal of tendered existing 2009 notes prior to the expiration date shall not be deemed a revocation of the related consent. If, prior to the expiration date, a holder withdrawing existing 2009 notes also determines to revoke the consent related thereto, the holder must expressly request the revocation of such consent in the communication withdrawing such existing 2009 notes. Consents may be revoked at any time prior to the expiration date, but consents may not be revoked without withdrawing the previously tendered existing 2009 notes from the exchange offer. If consents previously delivered are also to be revoked, the notice of withdrawal described above must contain the description of the 2009 existing notes (including certificate number, if applicable) as to which consents are to be revoked.

For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at the address or, in the case of eligible institutions, at the facsimile number, set forth below under the heading “—Exchange Agent” prior to 11:59 p.m., New York City time, on the expiration date. Any notice of withdrawal must:

•	specify the name of the person who tendered the existing notes to be withdrawn;

•	contain a statement that you are withdrawing your election to have your existing notes exchanged;

•

be signed by the holder in the same manner as the original signature on the letter of transmittal or letter of transmittal and consent by which the existing notes were tendered, including any required signature guarantees; and

•

if you delivered existing notes to the exchange agent, you must submit the certificate numbers of the existing notes to be withdrawn or if you have tendered your existing notes in accordance with the procedure for book-entry transfer described above, specify the name and number of the account at DTC to be credited with the withdrawn existing notes and otherwise comply with the procedures of such facility.

Any existing notes that have been tendered for exchange, but which are not exchanged for any reason, will be returned to you or credited to an account maintained with the book-entry transfer facility for the existing notes, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offers. Properly withdrawn existing notes may be retendered by following the procedures described under the heading “—Procedures for Tendering Existing 2011 Notes” and “—Procedures for Tendering Existing 2009 Notes” above, at any time on or prior to 11:59 p.m., New York City time, on the expiration date.

Conditions for Completion of the Exchange Offers

We will not accept existing notes for new notes and may terminate or not complete the exchange offers if the registration statement or, if applicable, a post-effective amendment, covering the exchange offers is not effective under the Securities Act.

We may elect not to accept existing notes for exchange and may terminate or not complete the exchange offers if:

•	any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the exchange offers or otherwise relating in any manner to the exchange offers is instituted or threatened;

•

any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the exchange offers, any of which would restrain, prohibit or delay completion of the exchange offers or prohibit any of the material terms of the new notes;

•	any of the following occurs and the adverse effect of such occurrence shall, in our reasonable judgment, be continuing:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the U.S.;

•

any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least twenty percent in either the Dow Jones Average of Industrial Stocks, Standard & Poor’s 500 Index or NASDAQ Composite Index from the date of this prospectus;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the U.S.;

•	any material disruption has occurred in commercial banking or securities settlement or clearance services in the U.S.;

•

any limitation, whether or not mandatory, by any governmental entity on, or any other event that would reasonably be expected to materially adversely affect, the extension of credit by banks or other lending institutions;

•

a commencement of a war, an act of terrorism or other national or international calamity directly or indirectly involving the U.S., which would reasonably be expected to affect materially and adversely, or to delay materially, the completion of the exchange offers; or

•	if any of the situations described above existed at the time of commencement of the exchange offers and that situation deteriorates materially after commencement of the exchange offers;

•

any tender or exchange offer, other than these exchange offers by us, with respect to some or all of our issued and outstanding common shares or any amalgamation, merger, acquisition or other business combination proposal involving us shall have been proposed, announced or made by any person or entity;

•

any event or events occur that have resulted or may result, in our reasonable judgment, in material adverse change in the business condition, income, operations, share ownership or prospects of us or of us and our subsidiaries, taken as a whole;

•	the occurrence of any of the following:

•	any person, entity or group acquires more than 5% of our issued and outstanding common shares after the commencement of the exchange offers;

•

any person, entity or group which owned more than 5% of our issued and outstanding common shares before the commencement of the exchange offers shall acquire additional common shares constituting more than 2% of our issued and outstanding shares after the commencement of the exchange offers; or

•

any new group shall have been formed that beneficially owns more than 5% of our issued and outstanding common shares, which in our judgment in any such case, and regardless of the circumstances, makes it inadvisable to proceed with the exchange offers or with such acceptance for exchange of shares; or

•	the registration statement of which this prospectus is a part shall have not become effective under the Securities Act or shall be the subject of any stop order.

If any of the above events occur, we may:

•	terminate the exchange offers and promptly return all tendered existing notes to tendering existing note holders;

•	extend the exchange offers and, subject to the withdrawal rights described in “Withdrawal Rights,” above, retain all tendered existing notes until the extended exchange offers expire;

•	amend the terms of the exchange offers; or

•	waive the unsatisfied condition and, subject to any requirement to extend the period of time during which the exchange offers are open, complete the exchange offers.

These conditions are for our sole benefit. We may assert these conditions with respect to all or any portion of the exchange offers regardless of the circumstances giving rise to them. We may waive any condition, other than those subject to applicable law, in whole or in part in our discretion. We may not assert or waive any condition in a manner that would violate Rule 13e-4(f)(8)(i). Our failure to exercise our rights under any of the above conditions does not represent a waiver of these rights. Each right is an ongoing right which may be asserted at any time prior to the expiration of the exchange offers. Any determination by us concerning the conditions described above will be final and binding upon all parties. There are no federal or state regulatory requirements that must be met, except for requirements under applicable securities laws. Satisfaction or waiver of these conditions, other than those that relate to applicable securities laws, will be determined as of April 25, 2007, the expiration date of the exchange offers.

We confirm to you that if we make a material change in the terms of the exchange offers or the information concerning the exchange offers, or if we waive a material condition of the exchange offers, we will promptly disclose the amendment or waiver in a prospectus supplement and will extend the exchange offers to the extent required under the Exchange Act.

Fees and Expenses

Piper Jaffray & Co. is acting as dealer manager in connection with the exchange offers. Piper Jaffray will receive a fee in connection with its services as dealer manager. This fee will be based on the principal amount of the existing notes tendered and will be paid in cash or in new notes, depending upon the amount of the proceeds raised in the new money offering. If all of the notes are exchanged in the exchange offers and the gross proceeds of the new money offering are less than a specified amount, Piper Jaffray will receive a maximum dealer manager fee of $3,239,000, payable in new notes. If the gross proceeds are more than a specified amount, Piper Jaffray will receive a maximum dealer manager fee of $2,976,000, payable in cash. Piper Jaffray’s fee in connection with the exchange offers will be payable if and when the exchange offers are completed.

Piper Jaffray will also be reimbursed for its reasonable out-of-pocket expenses incurred in connection with the exchange offers (including reasonable fees and disbursements of counsel), whether or not the transaction closes, in an amount, together with fees and expenses reimbursed under the placement agreement, up to $400,000.

We have agreed to indemnify Piper Jaffray against specified liabilities relating to or arising out of the offers, including civil liabilities under the federal securities laws, and to contribute to payments which Piper Jaffray may be required to make in respect thereof. However, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Piper Jaffray may from time to time hold existing notes, new notes and our common shares in their proprietary accounts, and to the extent they own existing notes in these accounts at the time of the exchange offers, Piper Jaffray may tender these existing notes.

We have retained Georgeson Inc. to act as information agent and U.S. Bank National Association to act as the exchange agent in connection with the exchange offers. The information agent may contact holders of existing notes by mail, telephone, facsimile transmission and personal interviews and may request brokers, dealers and other nominee existing note holders to forward materials relating to the exchange offers to beneficial owners. The information agent and the exchange agent will receive an aggregate of approximately $10,000 and $25,000, respectively, in compensation for their respective services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against liabilities in connection with their services, including liabilities under the federal securities laws.

Neither the information agent nor the exchange agent has been retained to make solicitations or recommendations. The fees they receive will not be based on the principal amount of existing notes tendered under the exchange offers.

We will not pay any fees or commissions to any broker or dealer, or any other person, other than Piper Jaffray for soliciting tenders of existing notes under the exchange offers. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

We estimate that the aggregate fees and expenses to be incurred in connection with the exchange offers and the new money offering, assuming maximum existing note holder participation, will be approximately $1.1 million and will be paid by us.

Exchange Agent

U.S. Bank National Association has been appointed as the exchange agent for the exchange offers. All executed letters of transmittal should be directed to the exchange agent at its address as set forth below. Questions about the tender of existing notes, requests for assistance, and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

By Mail or Overnight Courier:

U.S. Bank National Association

Attn. Specialized Finance

60 Livingston Avenue

St. Paul, MN 55107

By Facsimile Transmission:

(651) 495-8158

If you deliver the letter of transmittal to an address other than as set forth above or transmit instructions via facsimile other than as set forth above, then such delivery or transmission does not constitute a valid delivery of such letter of transmittal. If you need additional copies of this prospectus or the letter of transmittal, please contact the information agent at the address or telephone number set forth on the back cover of this prospectus.

THE NEW MONEY OFFERING

We are offering up to $60.0 million aggregate principal amount of new notes for cash in the new money offering. Neither we nor Piper Jaffray & Co., the placement agent, will consider whether or not you are a holder of the existing notes or participate in the exchange offers as a relevant factor when determining the allocation of the new notes in the new money offering. The new notes that we are offering in the new money offering are identical in all respects to the new notes provided in the exchange offers as described in this document under the heading “Description of New Notes.”

Indications of interest in purchasing new notes must be in denominations of principal amount of $1,000 and any integral multiple of $1,000. The new notes offered in the new money offering will be issued at 77.5% of the principal amount (plus accrued interest from May 1, 2007).

You may indicate your interest for new notes in the new money offering by giving your indication of interest to Piper Jaffray at (415) 984-5141, attention Simon Manning or Brian Sullivan.

DESCRIPTION OF NEW NOTES

The new notes will be issued under an indenture dated as of the date of issuance, which we refer to as the “new notes indenture”, between us and U.S. Bank National Association, as trustee, which we refer to as the trustee. The terms of the new notes include those expressly set forth in the new notes indenture and those made part of the new notes indenture by reference to the Trust Indenture Act of 1939, as amended, which we refer to as the Trust Indenture Act.

This description of provisions of the new notes is not complete and is subject to, and qualified in its entirety by reference to, the new notes and the new notes indenture. We urge you to read the new notes indenture because it will define your rights as a holder of the new notes. You may request a copy of the new notes indenture from the trustee.

For purposes of this description, references to “Oscient Pharmaceuticals,” “we,” “our” and “us” refer only to Oscient Pharmaceuticals Corporation and not to any of its subsidiaries.

General

We are offering to issue up to $246,792,000 aggregate principal amount of new notes, which amount includes:

•

$186,792,000 aggregate principal amount to be issued in the exchange offers assuming 100% of the principal amount of the outstanding existing notes are tendered and accepted in the exchange offers; and

•	up to an additional $60,000,000 aggregate principal amount of new notes to be issued for cash in the new money offering.

The new notes:

•	are our general unsecured, senior obligations;

•	rank equally in right of payment to any of our existing or future unsecured senior indebtedness, including trade payables;

•

are convertible into our shares of common stock at an initial conversion rate of 74.0741 shares per $1,000 principal amount of new notes, subject to adjustment (equal to a conversion price of approximately $13.50 per shares), as described under “—Conversion Rights” and “—Automatic conversion;”

•	mature on April 15, 2011, unless earlier converted, repurchased or redeemed;

•

will accrue interest at a rate of 3.50% per year payable in cash on each April 15 and October 15, beginning on October 15, 2007, to record holders at the close of business on the preceding April 1 and October 1, respectively, except as set forth under “—Interest”;

•	will be issued in denominations of $1,000 and integral multiples of $1,000;

•

are represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form (see “—Form, denomination and registration—Global notes, book-entry form”);

•	are redeemable by us for cash, at our option, in whole or in part, beginning on May 10, 2010 (see “—Optional redemption”);

•	are subject to repurchase by us upon a fundamental change (as defined below); and

•

provide for an increase in the conversion rate for new notes surrendered for conversion in connection with certain fundamental changes, as described under “—Conversion rate adjustment on a fundamental change.”

The registered holder of a new note will be treated as the owner of it for all purposes, including, without limitation, for purposes of determining to whom we will send any notice required to be sent to holders of the new notes pursuant to the new notes indenture.

The new notes indenture does not limit the amount or kind of debt that may be incurred by us or any of our subsidiaries.

Other than restrictions described under “—Repurchase of the notes at the option of holders upon a fundamental change” and “—Consolidation, merger and sale of assets” below, the new notes indenture does not contain any covenants or other provisions which may afford holders of the new notes protection in the event of a highly leveraged transaction involving us. We may not reissue a new note that has matured or been converted, repurchased by us at the option of a holder, redeemed or otherwise canceled.

Payments on the new notes; paying agent and registrar

We will pay principal and interest on the new notes at the office or agency designated by us in the Borough of Manhattan, The City of New York. We have initially designated U.S. Bank National Association as our paying agent and registrar and its agency in New York, New York as a place where new notes may be presented for payment or for registration of transfer. We may, however, change the paying agent or registrar without prior notice to the holders of the new notes, and we may act as paying agent or registrar.

We will pay principal and interest on new notes in global form registered in the name of or held by The Depository Trust Company (“DTC”) or its nominee in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global note.

Interest

The new notes accrue interest at a rate of 3.50% per year from the date of issuance. Interest is payable semi-annually in arrears on April 15 and October 15 of each year, beginning on October 15, 2007, to record holders at the close of business on the preceding April 1 and October 1, respectively, except:

•

interest payable upon redemption will be paid to the person to whom principal is payable, unless the redemption date is an interest payment date, in which case interest shall be paid to the record holder on the relevant record date; and

•	as set forth in the next sentence.

If you convert your new notes into common stock during the period after any record date but prior to the next interest payment date:

•

we will not be required to pay interest on the interest payment date if the new notes have been called for redemption on a redemption date that occurs during this period, but accrued and unpaid interest on such new notes will be paid on the redemption date; or

•

if otherwise, any new note called for redemption that is submitted for conversion during this period must also be accompanied by an amount equal to the interest due on the interest payment date on the converted principal amount, unless at the time of the conversion there is a default in the payment of interest on the new notes. See “Conversion rights.”

Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. We will not be required to make any payment on the new notes due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

Transfer and exchange

You may transfer or exchange new notes at the office of the registrar in accordance with the new notes indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by us, the trustee or the registrar for any registration of transfer or exchange of new notes, but we may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the new notes indenture. We are not required to exchange or register the transfer of:

•	any new note or portion thereof selected for redemption;

•	any new note or portion thereof surrendered for conversion; or

•	any new note or portion thereof surrendered for repurchase but not withdrawn in connection with a repurchase date.

Ranking

The new notes will be our general unsecured obligations and rank senior in right of payment to all existing and future debt that is expressly subordinated in right of payment to the new notes. The new notes rank equally in right of payment with all of our existing and future liabilities that are not so subordinated. The new notes effectively rank junior to any of our secured indebtedness to the extent of the assets securing such indebtedness. In the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure debt will be available to pay obligations on the new notes only after all secured debt has been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all the new notes then outstanding. Also, if and to the extent any of our existing 2009 notes are not tendered in the exchange offer and accepted for payment, we will continue to have existing 2009 notes outstanding which will become due before the new notes.

In addition, the new notes will be structurally subordinated to any existing and future liabilities of our subsidiaries. Our subsidiary Guardian II incurred debt and other obligations in connection with the acquisition of the U.S. rights to ANTARA, including $20 million of debt payable to Paul Capital in August 2010 and obligations under the revenue interests assignment agreement described herein. Guardian II granted Paul Capital a security interest in substantially all of its assets to secure its obligations to Paul Capital. Guardian II’s assets include the license rights to sell ANTARA capsules in the U.S. and the associated intellectual property rights. Under the terms of the agreements with Paul Capital, we are also obligated to maintain a portion of our consolidated cash in an account in the name of Guardian II. As a result, the new notes will be structurally subordinated to Guardian II’s obligation to Paul Capital and the cash and other assets of Guardian II, including the ANTARA assets, may not be available to holders of the new notes in the event of any liquidation, dissolution, bankruptcy or other similar proceedings.

We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the new notes. The trustee’s claims for these payments will generally be senior to those of holders of new notes in respect of all funds collected or held by the trustee.

As of December 31, 2006, we had approximately $241.0 million of indebtedness outstanding (including accrued interest).

Optional redemption

No sinking fund will be provided for the new notes, which means that the new notes indenture will not require us to redeem or retire the new notes periodically. Prior to May 10, 2010, the new notes will not be redeemable. Beginning May 10, 2010, we may redeem at any time for cash all or part of the new notes, upon not less than 30 nor more than 60 days notice before the redemption date by mail to the trustee, the paying agent and each holder of new notes, for a price equal to 100% of the principal amount of the new notes to be redeemed plus accrued and unpaid interest to but excluding the redemption date.

If we decide to redeem fewer than all of the outstanding new notes, the trustee will select the new notes to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by lot, on a pro rata basis or by another method the trustee considers fair and appropriate.

If the trustee selects a portion of your new notes for redemption and you convert a portion of the same new notes, the converted portion will be deemed to be from the portion selected for redemption.

In the event of any redemption in part, we will not be required to:

•	issue, register the transfer of or exchange any new note during a period of 15 days before the redemption date; or

•	register the transfer of or exchange any new notes so selected for redemption, in whole or in part, except the unredeemed portion of any new notes being redeemed in part.

Conversion rights

Subject to satisfaction of the conditions described under the headings “—Conversion upon redemption,” and “—Conversion rate adjustments,” holders may convert each of their new notes into shares of our common stock at an initial conversion rate of 74.0741 shares of common stock per $1,000 principal amount of new notes (equivalent to an initial conversion price of approximately $13.50 per share of common stock) prior to the close of business on April 14, 2011. The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. A holder may convert fewer than all of such holder’s new notes so long as the new notes converted are an integral multiple of $1,000 principal amount.

If you elect to voluntarily convert some or all of the new notes on or prior to May 10, 2010, we will pay additional interest in cash or, at our option, in shares of our common stock, or a combination of cash and shares of our common stock, to holders of new notes being voluntarily converted, in an amount equal to the interest that would have been payable on the new notes from the last day through which interest was paid on the new notes, through and including May 10, 2010. If we elect to pay the additional interest in common shares, the common shares will be valued at the conversion price then in effect.

Subject to the provisions described in the paragraph above and under the heading “—Automatic conversion,” unless you convert your new notes on an interest payment date, you will not receive any cash payment representing accrued and unpaid interest upon conversion of a new note. Instead, upon conversion, we will deliver to you a fixed number of shares of our common stock and a cash payment to account for any fractional shares. Any cash payment for fractional shares will be based on the closing sale price of our common stock on the trading day immediately prior to the conversion date. Delivery of shares of common stock upon conversion of the new notes will be deemed to satisfy our obligation to pay the principal amount of the new notes and accrued and unpaid interest. Accrued and unpaid interest will be deemed paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion rate to account for accrued and unpaid interest. The trustee will initially act as the conversion agent.

If any new notes not called for redemption are converted after a record date for any interest payment date and prior to the next interest payment date, the new notes must be accompanied by an amount equal to the interest payable on the next interest payment date on the converted principal amount, unless at the time of conversion there is a default in the payment of interest on the new notes.

If a holder converts new notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of our common stock upon conversion, unless the tax is due because the holder requests the shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.

If a holder wishes to exercise its conversion right, the holder must deliver a conversion notice, together, if the new notes are in certificated form, with the certificated security, to the conversion agent along with appropriate endorsements and transfer documents, if required, and pay any transfer or similar tax, if required. Holders may obtain copies of the required form of the conversion notice from the conversion agent.

If a holder has already delivered a repurchase notice as described under “—Repurchase of the new notes by us at the option of holders upon a fundamental change” with respect to a new note, however, the holder may not surrender that new note for conversion until the holder has withdrawn the repurchase notice in accordance with the new notes indenture.

Conversion upon redemption

You may surrender for conversion any of your new notes called by us for redemption at any time prior to the close of business one business day prior to the redemption date. If you have already submitted a new note for repurchase on a fundamental change repurchase date, you may not surrender that new note for conversion until you have withdrawn your repurchase election in accordance with the new notes indenture.

Automatic conversion

We may elect to automatically convert some or all of the new notes (an “automatic conversion”) at any time on or prior to maturity if the closing price of our common shares has exceeded 130% of the conversion price for at least 20 trading days during any consecutive 30-day trading period ending within five trading days prior to the notice of automatic conversion (an “automatic conversion price”). The notice of automatic conversion must be given not more than 30 and not less than 20 days prior to the date of automatic conversion.

If an automatic conversion occurs on or prior to May 10, 2010, we will pay additional interest in cash or, at our option, in shares of our common stock, or a combination of cash and shares of our common stock, to holders of new notes being converted. This additional interest shall be equal to the amount of interest that would have been payable on the new notes from the last day through which interest was paid on the new notes, through and including May 10, 2010. We will specify in the automatic conversion notice whether we will pay the additional interest in cash or common shares. If we elect to pay the additional interest in common shares, the common shares will be valued at 90% of the automatic conversion price that is in effect at that time.

If we do not automatically convert all of the new notes, the trustee will select the new notes to be automatically converted in principal amount of $1,000 or in whole multiples thereof, by lot or on a pro rata basis or by another method that the trustee considers fair and appropriate. If any new notes are to be automatically converted in part only, we will issue a new note or new notes with a principal amount equal to the unredeemed principal portion thereof. If a portion of your new notes is selected for partial automatic conversion and you voluntarily convert a portion of your new notes, the voluntarily converted portion will be deemed to be taken from the portion selected for automatic conversion.

You will not be required to pay any stamp, transfer, documentary or similar taxes or duties upon automatic conversion but will be required to pay any stamp or transfer tax or duty if the common shares issued upon conversion of the new notes is in a name other than your name. Certificates representing common shares will not be issued or delivered unless all stamp or transfer taxes and duties, if any, payable by the holder have been paid.

Conversion rate adjustment on a fundamental change

If and only to the extent you elect to convert your new notes in connection with a fundamental change (as defined below under “—Repurchase of the new notes at the option of holders upon a fundamental change”) that occurs on or prior to April 15, 2011, pursuant to which 10% or more of the consideration for our common stock (other than cash payments for fractional shares) in such fundamental change transaction consists of cash or securities (or other property) that are not traded or scheduled to be traded immediately following such transaction on a United States national securities exchange, we will increase the conversion rate for the new notes surrendered for conversion by the amount, if any, determined by reference to the table below, based on the date on which such fundamental change becomes effective (the “effective date”) and the price paid per share for our common stock in such fundamental change transaction (the “share price”). If holders of our common stock receive only cash in such fundamental change transaction, the share price shall be the cash amount paid per share. Otherwise, the share price will be the average of the closing prices of our common stock for each of the ten trading days immediately prior, but not including the effective date of such fundamental change transaction.

The share prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the conversion rate of the new notes is adjusted, as described below under “—Conversion rate adjustments.” The adjusted share prices will equal the share prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the share price adjustment and the denominator of which is the conversion rate as so adjusted. The conversion rate adjustment amounts set forth in the table below will be adjusted in the same manner as the conversion rate set forth under “—Conversion rate adjustments.”

The following table sets forth the amount, if any, by which the applicable conversion rate will increase for each share price and effective date set forth below:

	Stock Price
	$7.50	$9.50	$11.50	$13.50	$15.50	$17.50	$19.50	$21.50	$23.50	$25.50	$27.50
Effective Date
April 26, 2007	39.0	24.6	16.4	11.1	7.8	5.6	4.6	4.1	3.8	3.5	3.2
April 15, 2008	39.0	23.5	15.1	9.6	5.8	3.7	2.8	2.6	2.3	2.2	2.0
April 15, 2009	39.0	23.3	12.9	7.6	3.5	1.7	1.0	0.9	0.9	0.8	0.7
April 15, 2010	39.0	22.2	8.6	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0
April 15, 2011	39.0	22.2	8.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

The exact share prices and effective dates may not be set forth in the table above, in which case:

•

If the share price is between two share price amounts in the table or the effective date is between two effective dates in the table, the amount of the conversion rate adjustment will be determined by a straight-line interpolation between the adjustment amounts set for the two share prices and the two dates, as applicable, based on a 365-day year.

•	If the share price on the effective date is in excess of $27.50 per share (subject to adjustment), no adjustment to the applicable conversion rate will be made.

•	If the share price on the effective date is less than $7.50 per share (subject to adjustment), no adjustment to the applicable conversion rate will be made.

Notwithstanding the foregoing, in no event will the conversion rate exceed 113.0741 per $1,000 principal amount of new notes, subject to adjustments in the same manner as the conversion rate as set forth under “—Conversion rate adjustments.” In no event will a holder be entitled to the conversion rate adjustment and additional interest on new notes that are converted in connection with a fundamental change.

Conversion rate adjustments

The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the new notes participate in any of the transactions described below.

(1) If we issue shares of our common stock as a dividend or distribution on our common stock, or if we effect a stock split or stock combination, the conversion rate will be adjusted based on the following formula:

CR’	=	CR0	X	OS’

OS0

where,

CR0	=	the conversion rate in effect immediately prior to such event
CR’	=	the conversion rate in effect immediately after such event
OS0	=	the number of shares of our common stock outstanding immediately prior to such event
OS’	=	the number of shares of our common stock outstanding immediately after such event

(2) If we issue to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase shares of our common stock, or securities convertible into shares of our common stock, at a price per share or a conversion price per share less than the sale price of our common stock on the business day immediately preceding the time of announcement of such issuance, the conversion rate will be adjusted based on the following formula (provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration):

CR’	=	CR0	X	OS0 + X

OS0 + Y

where,

CR0	=	the conversion rate in effect immediately prior to such event
CR’	=	the conversion rate in effect immediately after such event
OS0	=	the number of shares of our common stock outstanding immediately prior to such event
X	=	the total number of shares of our common stock issuable pursuant to such rights
Y	=	the number of shares of our common stock equal to the aggregate price payable to exercise such rights divided by the average sale price of our common stock for the ten consecutive trading days prior to the business day immediately preceding the record date for the issuance of such rights

(3) If we distribute shares of our capital stock, evidences of our indebtedness or other assets or property of ours to all or substantially all holders of our common stock, excluding:

•	dividends, distributions and rights or warrants referred to in clause (1) or (2) above; and

•	dividends or distributions in cash referred to in clause (4) below;

then the conversion rate will be adjusted based on the following formula:

CR’	=	CR0	X	SP0

SP0 – FMV

where,

CR0	=	the conversion rate in effect immediately prior to such distribution
CR’	=	the conversion rate in effect immediately after such distribution
SP0	=	the average sale price per share of our common stock for the ten consecutive trading days prior to the business day immediately preceding the record date for such distribution
FMV	=	the fair market value (as determined by our board of directors) of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock on the record date for such distribution

(4) If we make cash distributions to all or substantially all holders of our common stock, the conversion rate will be adjusted based on the following formula:

CR’	= CR0 X	SP0

SP0 – C

where,

CR0	=	the conversion rate in effect immediately prior to the record date for such distribution
CR’	=	the conversion rate in effect immediately after the record date for such distribution
SP0	=	the average sale price of our common stock for the ten consecutive trading days prior to the business day immediately preceding the record date of such distribution
C	=	the amount in cash per share we distribute to holders of our common stock

(5) If we or any of our subsidiaries purchase shares of our common stock pursuant to a tender offer, the conversion rate will be increased based on the following formula:

CR’	= CR0 X	AC + (SP’ X OS’)
OS0 X SP’

where,

CR0	=	the conversion rate in effect on the date such tender offer expires
CR’	=	the conversion rate in effect on the day next succeeding the date such tender offer expires
AC	=	the aggregate value of all cash and any other consideration (as determined by our board of directors) paid for shares purchased in such tender offer
OS0	=	the number of shares of our common stock outstanding immediately prior to the date such tender offer expires
OS’	=	the number of shares of our common stock outstanding immediately after the date such tender offer expires
SP’	=	the average sale price of our common stock for the ten days commencing on the trading day next succeeding the date such tender offer expires

If however, the application of the foregoing formula would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made.

To the extent that we adopt any future rights plan, upon conversion of the new notes into our common stock you will receive, in addition to the common stock, the rights under the future stockholder rights plan whether or not the rights have separated from the common stock at the time of conversion and no adjustment to the conversion rate shall be made in accordance with clause (3) above.

Except as stated herein, we will not adjust the conversion rate for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or the right to purchase our common stock or such convertible or exchangeable securities.

In the event of:

•	any reclassification of our common stock, or

•	a consolidation, merger or combination involving us, or

•	a sale or conveyance to another person of our property and assets as an entirety or substantially as an entirety,

in which holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of new notes will generally be entitled thereafter to convert their new notes into the same type of consideration received by common stock holders immediately prior to one of these types of events.

We are permitted to increase the conversion rate of the new notes by any amount for a period of at least 20 days if our board of directors determines that such increase would be in our best interest. We are required to give at least 15 days prior notice of any increase in the conversion rate. We may also (but are not required to) increase the conversion rate to avoid or diminish income tax to holders of our common stock or rights to purchase common stock in connection with a dividend or distribution of stock (or rights to acquire stock) or similar event.

Holders of the new notes may, in some circumstances, be deemed to have received a distribution or dividend subject to U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. See “Certain U.S. Federal Income Tax Considerations—U.S. Holders—Constructive Distributions in Respect of the New Notes.”

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate.

Repurchase of the new notes at the option of holders upon a fundamental change

If a fundamental change (as defined below in this section) occurs at any time, you will have the right, at your option, to require us to repurchase all or any portion of your new notes that is equal to $1,000 or an integral multiple of $1,000 on a repurchase date that is no earlier than 25 days and no later than 35 days after the date of our notice of the fundamental change.

The price we are required to pay is equal to 100% of the principal amount of the new notes to be repurchased plus accrued and unpaid interest to but excluding the fundamental change repurchase date. If the repurchase date is an interest payment date, we will pay interest on the interest payment date to the record holder on the relevant record date. Otherwise, we will pay accrued and unpaid interest to the same holder that receives the principal amount to be repurchased.

A “fundamental change” will be deemed to have occurred upon a change of control event or a termination of trading (as defined below).

A “change of control event” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization, sale of all or substantially all of our consolidated assets or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock or American Depositary Shares that:

•	is listed on, or immediately after the transaction or event will be listed on, a U.S. national securities exchange, or

•	is approved, or immediately after the transaction or event will be approved, for quotation on a U.S. system of automated dissemination of quotations of securities prices.

A “termination of trading” will be deemed to have occurred if our common stock or other common stock into which the new notes are convertible is neither listed for trading on a U.S. national securities exchange nor approved for listing on any U.S. system of automated dissemination of quotations of securities prices, and no American Depositary Shares or similar instruments for such common stock are so listed or approved for listing in the U.S.

However, notwithstanding the foregoing, a holder will not have the right to require us to repurchase its new notes if the sale price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the fundamental change or the public announcement of the fundamental change equals or exceeds 110% of the conversion price of the new notes in effect on each of those five trading days.

On or before the 15th day after we know or reasonably should know a fundamental change has occurred, we will provide to all holders of the new notes and the trustee and paying agent a notice of the occurrence of the fundamental change and of the resulting repurchase right. Such notice shall state, among other things:

•	the fundamental change repurchase date; and

•	the procedures that holders must follow to require us to repurchase their new notes.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in the City of New York or publish the information on our website or through such other public medium as we may use at that time.

If you elect to exercise your right to cause us to repurchase all or any portion of your new notes, you must deliver to us or our designated agent, on or before the business day preceding the fundamental change repurchase date, subject to extension to comply with applicable law, the new notes to be repurchased, duly endorsed for transfer, together with a written repurchase notice and the form entitled “Form of Fundamental Change Repurchase Notice” on the reverse side of the new notes duly completed, to the paying agent. Your repurchase notice must state:

•	if certificated, the certificate numbers of your new notes to be delivered for repurchase, or if not certificated, your notice must comply with appropriate DTC procedures;

•	the portion of the principal amount of new notes to be repurchased, which must be $1,000 or an integral multiple thereof; and

•	that the new notes are to be purchased by us pursuant to the applicable provisions of the new notes and the new notes indenture.

You may withdraw any repurchase notice (in whole or in part) by a written notice of withdrawal delivered to us or our agent prior to the close of business on the business day prior to the fundamental change repurchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn new notes;

•	if certificated new notes have been issued, the certificate numbers of the withdrawn new notes, or if not certificated, your notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the repurchase notice.

If a fundamental change results from a change of control event, as described below, instead of paying the repurchase price in cash we may elect to pay all or a portion of the repurchase price in shares of our common stock, or, in the case of a merger in which we are not the surviving corporation, common stock or American Depositary Shares of the surviving corporation or its direct or indirect parent corporation or a combination of the applicable securities and cash, at our option. The number of shares of the applicable common stock or securities a holder will receive will equal the relevant amount of the repurchase price divided by 97% of the average sale prices of the applicable common stock or securities for the five trading days immediately preceding the second business day immediately preceding the fundamental change repurchase date. However, we may not pay any portion of the repurchase price in the applicable common stock or securities or a combination of the applicable common stock or securities and cash, unless we satisfy certain conditions prior to the repurchase date as provided in the new notes indenture, including:

•	registration of the shares of the applicable common stock or securities to be issued upon repurchase under the Securities Act and the Exchange Act, if required;

•

qualification of the shares of the applicable common stock or securities to be issued upon repurchase under applicable state securities laws, if necessary, or the availability of an exemption therefrom; and

•

listing of the applicable common stock or securities on a U.S. national securities exchange or quotation thereof on an inter-dealer quotation system of any registered U.S. national securities association.

If the paying agent holds money and/or applicable stock sufficient to pay the fundamental change repurchase price of the new notes on the fundamental change repurchase date, then:

•	the new notes will cease to be outstanding (whether or not book-entry transfer of the new notes is made or whether or not the new note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the fundamental change repurchase price upon delivery or transfer of the new notes).

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a fundamental change.

The repurchase rights of the holders could discourage a potential acquirer of us. The fundamental change repurchase feature, however, is not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

The term fundamental change is limited to specified events and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the new notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

No new notes may be repurchased at the option of holders upon a fundamental change if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the fundamental change repurchase price of the new notes.

The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale or lease of substantially all of our properties and assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the new notes to require us to repurchase its new notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our properties and assets may be uncertain.

If a fundamental change were to occur, we may not have enough funds to pay the fundamental change repurchase price in cash. See “Risk factors” under the caption “We may be unable to repay or repurchase the new notes or our other indebtedness.” If we fail to repurchase the new notes when required following a fundamental change, we will be in default under the new notes indenture. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to repurchase our indebtedness upon the occurrence of similar events or on some specific dates.

Consolidation, merger and sale of assets

The new notes indenture provides that we may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, another person, unless (i) the resulting, surviving or transferee person other than us is a person either (a) organized and existing under the laws of the U.S., any State thereof or the District of Columbia, or (b) organized under the laws of a jurisdiction outside the U.S. and has common stock traded on a national securities exchange in the U.S. and a worldwide total market capitalization of its equity securities before giving effect to the consolidation or merger of at least U.S. $2 billion, and in either case such entity other than us expressly assumes by supplemental indenture all of our obligations under the new notes and the new notes indenture; and (ii) immediately after giving effect to such transaction, no default has occurred and is continuing under the new notes indenture. Upon any such consolidation, merger or transfer, the resulting, surviving or transferee person shall succeed to, and may exercise every right and power of, Oscient Pharmaceuticals under the new notes indenture.

Although these types of transactions are permitted under the new notes indenture, certain of the foregoing transactions could constitute a fundamental change (as defined above) permitting each holder to require us to repurchase the new notes of such holder as described above.

Events of default

Each of the following is an event of default:

•	default in the payment of interest on any note when due and payable and the default continues for a period of 30 days;

•	default in the payment of principal of any new note when due and payable at its maturity, upon redemption, upon repurchase (including upon a fundamental change) or otherwise;

•

failure by us to comply with any of our other agreements contained in the new notes or the new notes indenture for 60 days after written notice of such non-compliance has been received from the trustee or the holders of at least 25% in principal amount of the new notes then outstanding;

•	default for 10 days in the performance of our conversion obligation upon exercise of a holder’s conversion rights;

•

default by us or our subsidiaries in the payment of the principal or interest on any loan agreement or other instrument under which there may be outstanding, or by which there may be evidenced any, debt for money borrowed in excess of $20.0 million in the aggregate of ours and such subsidiaries (other than indebtedness for borrowed money secured only by the real property to which the indebtedness relates and which is non-recourse to us or to such material subsidiaries), whether such debt now exists or shall hereafter be created, resulting in such debt becoming or being declared due and payable prior to its stated maturity, and such acceleration shall not have been rescinded or annulled within 30 days after written notice has been received by us or such subsidiary from the trustee or by the trustee, us and such subsidiary by the holders of at least 25% in principal amount of the new notes then outstanding;

•	our failure to give you notice of your right to require us to repurchase your new notes upon a fundamental change;

•

our failure to file our annual or quarterly reports with the SEC in accordance with the terms of the new notes indenture or to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act, which we refer to as a “filing failure,” except during an extension period (as defined below); or

•	certain events involving our bankruptcy, insolvency, or reorganization (the “bankruptcy provisions”).

If an event of default occurs and is continuing, the trustee by notice to us may, or the holders of at least 25% in principal amount of the outstanding new notes by notice to us and the trustee may request, and the trustee upon such request shall, declare 100% of the principal of and accrued and unpaid interest on all the new notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest will be due and payable immediately. Notwithstanding the previous sentence, in the case of an event of default arising under the bankruptcy provisions, all outstanding new notes will become due and payable without further action or notice.

Upon the occurrence of a filing failure, we may elect, within 60 days of the date notice is provided to us by the holders of at least 25% in principal amount of the outstanding new notes, to pay to the holders an extension fee which will accrue at a rate of 1.00% per annum of the aggregate principal amount of the new notes then outstanding. Such extension fee will extend the cure period for a filing failure for a period of up to 120 days, which period we refer to as the “extension period”. If we elect to pay such an extension fee, we will provide notice of our election to pay the extension fee to the holders and the trustee on or before the business day immediately prior to the 60th day after the date on which the filing failure first occurred. We will pay any such extension fee on the same dates and in the same manner as we pay interest that accrues on the new notes. The extension fee will accrue on the new notes from the date that is 60 days after notice of the filing failure is given by the holders to, but excluding, the earlier of the date on which we make the filings that gave rise to the filing failure and the date that is 180 days after the date such notice was given by the holders.

The holders of a majority in principal amount of the outstanding new notes may waive all past defaults (except with respect to nonpayment of principal or interest) and rescind any such acceleration with respect to the new notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing events of default, other than the nonpayment of the principal of and interest on the new notes that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the new notes indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the new notes indenture at the request or direction of any of the holders unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest when due, no holder may pursue any remedy with respect to the new notes indenture or the new notes unless:

•	such holder has previously given the trustee notice that an event of default is continuing;

•	holders of at least 25% in principal amount of the outstanding new notes have requested the trustee to pursue the remedy;

•	such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

•	the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

•

the holders of a majority in principal amount of the outstanding new notes have not given the trustee a direction that, in the opinion of the trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding new notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The new notes indenture provides that if an event of default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The trustee, however, may refuse to follow any direction that conflicts with law or the new notes indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the new notes indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The new notes indenture provides that if a default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the default within 60 days after it occurs. Except in the case of a default in the payment of principal of or interest on any new note, the trustee may withhold notice if and so long as a committee of trust officers of the trustee in good faith determines that withholding notice is in the interests of the holders. In addition, we are required to deliver to the trustee an annual certificate indicating whether the signers thereof know of any default that occurred during the previous year. We are also required to deliver to the trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain defaults, their status and what action we are taking or propose to take in respect thereof.

Modification and amendment

Subject to certain exceptions, the new notes indenture or the new notes may be amended with the consent of the holders of at least a majority in principal amount of the new notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, new notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the new notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, new notes).

Without the consent of each holder of an outstanding new note affected, no amendment may, among other things:

•	reduce the rate of or extend the stated time for payment of interest on any new note;

•	reduce the principal amount of or change the maturity of the principal of any new note;

•	make any change that impairs or adversely affects the conversion rights of any new note;

•

reduce the redemption price or fundamental change repurchase price of any new note or amend or modify in any manner adverse to the holders of new notes our obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

•	modify the provisions with respect to the repurchase right of holders upon a fundamental change in a manner adverse to holders;

•	modify the provisions of the new notes indenture in a manner that adversely affects the interests of the holders of the new notes in any material respect;

•	make any principal or interest on the new note payable in money other than that stated in the new note or other than in accordance with the provisions of the new notes indenture;

•

impair the right of any holder to receive payment of principal of or interest on such holder’s new notes on or after the due dates therefor or impair the right of any holder to institute suit for the enforcement of any payment on or with respect to such holder’s new notes;

•	reduce the quorum or voting requirements under the new notes indenture;

•	change the ranking of the new notes in a manner adverse to the holders of the new notes;

•	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions; or

•	reduce the percentage of new notes required for consent to any modification of the new notes indenture.

We and the trustee may modify or amend the new notes indenture and the new notes without the consent of any holder in order to, among other things:

•	provide for our successor pursuant to a consolidation, merger or sale of assets;

•	add to our covenants for the benefit of the holders of the new notes or to surrender any right or power conferred upon us by the new notes indenture;

•	provide for a successor trustee with respect to the new notes;

•	cure any ambiguity or correct or supplement any provision in the new notes indenture which may be defective or inconsistent with any other provision;

•	add any additional events of default with respect to the new notes;

•	secure the new notes;

•	increase the conversion rate, provided that the increase is in accordance with the terms of the new notes indenture or will not adversely affect the interests of the holders of the new notes;

•

supplement any of the provisions of the new notes indenture to such extent as shall be necessary to permit or facilitate the discharge of the notes, provided that such change or modification does not adversely affect the interests of the holders of the new notes; or

•

add or modify any other provisions with respect to matters or questions arising under the new notes indenture which we and the trustee may deem necessary and desirable and which will not adversely affect the interests of the holders of new notes.

Further issues

We may from time to time, without notice to or the consent of the registered holders of the new notes, create and issue additional debt securities having the same terms as and ranking equally and ratably with the new notes in all respects, so that such additional debt securities shall be consolidated and form a single series with, and shall have the same terms as to status, redemption or otherwise as, the new notes.

Form, denomination and registration

The new notes will be issued:

•	in fully registered form; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000.

Trustee

U.S. Bank National Association is the initial trustee, security registrar, paying agent and conversion agent.

Governing law

The new notes indenture provides that it and the new notes will be governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF EXISTING 2011 NOTES

The existing 2011 notes were issued under indentures dated as of May 10, 2004, which we refer to as the existing 2011 notes indentures, between us and U.S. Bank National Association, as trustee, which we refer to as the existing 2011 notes trustee. The terms of the existing 2011 notes include those expressly set forth in the existing 2011 notes indentures and those made part of the existing 2011 notes by reference to the Trust Indenture Act of 1939, as amended, which we refer to as the Trust Indenture Act. The pledge agreement referred to below under the caption “—Security” defines the terms of the pledge that secures the payment of the first six interest payments on the existing 2011 notes when due.

This description of existing 2011 notes is intended to be a useful overview of the material provisions of the existing 2011 notes, the existing 2011 notes indentures and the pledge agreement. Since this description is only a summary, you should refer to the existing 2011 notes indentures and the pledge agreement for a complete description of our obligations and your rights.

For purposes of this description, references to “Oscient Pharmaceuticals,” “we,” “our” and “us” refer only to Oscient Pharmaceuticals Corporation and not to any of its subsidiaries.

General

The existing 2011 notes:

•	are our general unsecured, senior obligations (except to the extent described under “—Security” below);

•	rank equally in right of payment to any of our existing or future unsecured senior indebtedness, including trade payables;

•	mature on April 15, 2011, unless earlier converted, repurchased or redeemed;

•

accrue interest at a rate of 3.50% per year payable in cash on each April 15 and October 15, beginning on October 15, 2004, to record holders at the close of business on the preceding April 1 and October 1, respectively, except as set forth under “—Interest”;

•	were issued in denominations of $1,000 and integral multiples of $1,000;

•

are represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form (see “—Form, denomination and registration—Global notes, book-entry form”);

•	are redeemable by us for cash, at our option, in whole or in part, beginning on May 10, 2010 (see “—Optional redemption”); and

•	are subject to repurchase by us upon a fundamental change (as defined below).

Subject to fulfillment of certain conditions described below, the existing 2011 notes may be converted into shares of our common stock at an initial conversion rate of 150.5571 shares of common stock per $1,000 principal amount of existing 2011 notes (equivalent to an initial conversion price of approximately $6.64 per share of common stock). The conversion rate is subject to adjustment if certain events occur. On November 15, 2006, we effectuated a 1-for-8 reverse stock split. Following that stock split, the conversion rate was adjusted such that existing 2011 notes may be converted into shares of our common stock at a conversion rate of 18.8196 shares of common stock per $1,000 principal amount of existing 2011 notes (equivalent to a conversion price of approximately $53.14 per share of common stock).

The registered holder of an existing 2011 note will be treated as the owner of it for all purposes, including, without limitation, for purposes of determining to whom we will send any notice required to be sent to holders of the existing 2011 notes pursuant to the existing 2011 notes indentures.

The existing 2011 notes indentures do not limit the amount or kind of debt that may be incurred by us or any of our subsidiaries.

Other than restrictions described under “—Repurchase of the existing 2011 notes at the option of holders upon a fundamental change” and “—Consolidation, merger and sale of assets” below, the existing 2011 notes indentures do not contain any covenants or other provisions which may afford holders of the existing 2011 notes protection in the event of a highly leveraged transaction involving us. We may not reissue an existing 2011 note that has matured or been converted, repurchased by us at the option of a holder, redeemed or otherwise canceled.

Security

We have purchased and pledged to the existing 2011 notes trustee as security for the exclusive benefit of the holders of the existing 2011 notes (and not for the benefit of our other creditors), U.S. government securities in such amount as will be sufficient, upon receipt of scheduled interest and principal payments of such U.S. government securities, to provide for payment in full of the first six scheduled interest payments (up to and including the interest payment due on April 15, 2007), but not additional interest which may be payable on the existing 2011 notes when due. A verification agent verified the mathematical accuracy of our computation.

The U.S. government securities were pledged by us to the existing 2011 notes trustee for the exclusive benefit of the holders of the existing 2011 notes and will be held by the existing 2011 notes trustee in a pledge account. Immediately prior to each of the first six interest payment dates, the existing 2011 notes trustee will release from the pledge account proceeds sufficient to pay the interest then due on the existing 2011 notes. A failure to pay interest on the existing 2011 notes when due for any of the first six scheduled interest payment dates will constitute an event of default under the existing 2011 notes indentures, with no grace period.

The pledged U.S. government securities and the pledge account will also secure the repayment of the principal amount and additional interest, if any, on the existing 2011 notes only to the extent provided in the following circumstance. If prior to April 15, 2007:

•	an event of default under the existing 2011 notes occurs and is continuing; and

•

the existing 2011 notes trustee or the holders of 25% in aggregate principal amount of the existing 2011 notes accelerate the existing 2011 notes by declaring the principal amount of the existing 2011 notes to be immediately due and payable (by written consent, at a meeting of noteholders or otherwise), except for the occurrence of an event of default relating to our bankruptcy, insolvency or reorganization, upon which the existing 2011 notes will be accelerated automatically;

then the proceeds from the pledged U.S. government securities will be promptly released for payment to noteholders, subject to the automatic stay provisions of bankruptcy law, if applicable. Distributions from the pledge account will be applied:

•	first, to any accrued and unpaid interest on the existing 2011 notes; and

•	second, to repayment of a portion of the principal amount of the existing 2011 notes and additional interest, if any, due on the existing 2011 notes.

However, if any event of default is cured prior to the acceleration of the existing 2011 notes by the existing 2011 notes trustee or holders of the existing 2011 notes referred to above, the existing 2011 notes trustee and the holders of the existing 2011 notes will not be able to accelerate the existing 2011 notes as a result of that event of default.

For example, if the first two interest payments were made when due but the third interest payment was not made when due and the noteholders promptly exercised their right to declare the principal amount of the existing 2011 notes to be immediately due and payable, then, assuming automatic stay provisions of bankruptcy law are inapplicable and the proceeds of the pledged U.S. government securities are promptly distributed from the pledge account:

•	an amount equal to the interest payment due on the third interest payment would be distributed from the pledge account as accrued interest; and

•	the balance of the proceeds of the pledge account would be distributed as a portion of the principal amount of the existing 2011 notes and additional interest, if any, due on the existing 2011 notes.

In addition, noteholders would have an unsecured claim against us for the remainder of the principal amount of their existing 2011 notes.

Once we make the first six scheduled interest payments on the existing 2011 notes, or at such earlier time when all of the existing 2011 notes have been repurchased or converted, all of the remaining pledged U.S. government securities, if any, will be released to us from the pledge account.

Payments on the existing 2011 notes; paying agent and registrar

We will pay principal and interest on the existing 2011 notes at the office or agency designated by us in the Borough of Manhattan, The City of New York. We have initially designated U.S. Bank National Association as our paying agent and registrar and its agency in New York, New York as a place where existing 2011 notes may be presented for payment or for registration of transfer. We may, however, change the paying agent or registrar without prior notice to the holders of the existing 2011 notes, and we may act as paying agent or registrar.

We will pay principal and interest on existing 2011 notes in global form registered in the name of or held by The Depository Trust Company (“DTC”) or its nominee in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global note.

Interest

The existing 2011 notes accrue interest at a rate of 3.50% per year from the date of issuance. Interest is payable semi-annually in arrears on April 15 and October 15 of each year, beginning on October 15, 2004, to record holders at the close of business on the preceding April 1 and October 1, respectively, except:

•

interest payable upon redemption will be paid to the person to whom principal is payable, unless the redemption date is an interest payment date, in which case interest shall be paid to the record holder on the relevant record date; and

•	as set forth in the next sentence.

If you convert your existing 2011 notes into common stock during the period after any record date but prior to the next interest payment date:

•

we will not be required to pay interest on the interest payment date if the existing 2011 notes have been called for redemption on a redemption date that occurs during this period, but accrued and unpaid interest on such existing 2011 notes will be paid on the redemption date; or

•	if otherwise, any existing 2011 note called for redemption that is submitted for conversion during this period must also be accompanied by an amount equal to the interest due on the interest payment date on the converted principal amount, unless at the time of the conversion there is a default in the payment of interest on the notes. See “Conversion rights.”

Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. We will not be required to make any payment on the existing 2011 notes due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

Transfer and exchange

You may transfer or exchange existing 2011 notes at the office of the registrar in accordance with the existing 2011 notes indentures. The registrar and the existing 2011 notes trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by us, the existing 2011 notes trustee or the registrar for any registration of transfer or exchange of existing 2011 notes, but we may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the existing 2011 notes indentures. We are not required to exchange or register the transfer of:

•	any existing 2011 note or portion thereof selected for redemption;

•	any existing 2011 note or portion thereof surrendered for conversion; or

•	any existing 2011 note or portion thereof surrendered for repurchase but not withdrawn in connection with a repurchase date.

Ranking

The existing 2011 notes are our general unsecured obligations (except to the extent described under “—Security,” above) and rank senior in right of payment to all existing and future debt that is expressly subordinated in right of payment to the notes. The existing 2011 notes rank equally in right of payment with all of our existing and future liabilities that are not so subordinated. Other than as described under “—Security,” above, the existing 2011 notes effectively rank junior to any of our secured indebtedness to the extent of the assets securing such indebtedness. In the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure debt will be available to pay obligations on the existing 2011 notes only after all secured debt has been repaid in full from such assets.

We are obligated to pay reasonable compensation to the existing 2011 notes trustee and to indemnify the existing 2011 notes trustee against certain losses, liabilities or expenses incurred by the existing 2011 notes trustee in connection with its duties relating to the existing 2011 notes. The existing 2011 notes trustee’s claims for these payments will generally be senior to those of holders of existing 2011 notes in respect of all funds collected or held by the existing 2011 notes trustee.

Optional redemption

No sinking fund is provided for the existing 2011 notes. Prior to May 10, 2010, the existing 2011 notes will not be redeemable. Beginning May 10, 2010, we may redeem at any time for cash all or part of the existing 2011 notes, upon not less than 30 nor more than 60 days notice before the redemption date by mail to the existing 2011 notes trustee, the paying agent and each holder of existing 2011 notes, for a price equal to 100% of the principal amount of the existing 2011 notes to be redeemed plus accrued and unpaid interest to but excluding the redemption date.

If we decide to redeem fewer than all of the outstanding existing 2011 notes, the existing 2011 notes trustee will select the existing 2011 notes to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by lot, on a pro rata basis or by another method the existing 2011 notes trustee considers fair and appropriate.

If the existing 2011 notes trustee selects a portion of your existing 2011 note for redemption and you convert a portion of the same existing 2011 note, the converted portion will be deemed to be from the portion selected for redemption.

In the event of any redemption in part, we will not be required to:

•	issue, register the transfer of or exchange any existing 2011 note during a period of 15 days before the redemption date; or

•	register the transfer of or exchange any existing 2011 note so selected for redemption, in whole or in part, except the unredeemed portion of any note being redeemed in part.

Conversion rights

General

Subject to satisfaction of the conditions described under the headings “—Conversion upon redemption,” and “—Conversion rate adjustments,” holders may convert each of their existing 2011 notes into shares of our common stock at an initial conversion rate of 150.5571 shares of common stock per $1,000 principal amount of existing 2011 notes (equivalent to an initial conversion price of approximately $6.64 per share of common stock) prior to the close of business on April 14, 2011. On November 15, 2006, we effectuated a 1-for-8 reverse stock split. Following that stock split, the conversion rate was adjusted such that existing 2011 notes may be converted into shares of our common stock at a conversion rate of 18.8196 shares of common stock per $1,000 principal amount of existing 2011 notes (equivalent to a conversion price of approximately $53.14 per share of common stock). The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. A holder may convert fewer than all of such holder’s existing 2011 notes so long as the notes converted are an integral multiple of $1,000 principal amount.

Unless you convert your existing 2011 notes on an interest payment date, you will not receive any cash payment representing accrued and unpaid interest upon conversion of an existing 2011 note. Instead, upon conversion, we will deliver to you a fixed number of shares of our common stock and a cash payment to account for any fractional shares. Any cash payment for fractional shares will be based on the closing sale price of our common stock on the trading day immediately prior to the conversion date. Delivery of shares of common stock upon conversion of the existing 2011 notes will be deemed to satisfy our obligation to pay the principal amount of the existing 2011 notes and accrued and unpaid interest. Accrued and unpaid interest will be deemed paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion rate to account for accrued and unpaid interest. The existing 2011 notes trustee will initially act as the conversion agent.

If any existing 2011 notes not called for redemption are converted after a record date for any interest payment date and prior to the next interest payment date, the existing 2011 notes must be accompanied by an amount equal to the interest payable on the next interest payment date on the converted principal amount, unless at the time of conversion there is a default in the payment of interest on the existing 2011 notes.

If a holder converts existing 2011 notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of our common stock upon conversion, unless the tax is due because the holder requests the shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.

If a holder wishes to exercise its conversion right, the holder must deliver a conversion notice, together, if the existing 2011 notes are in certificated form, with the certificated security, to the conversion agent along with appropriate endorsements and transfer documents, if required, and pay any transfer or similar tax, if required. Holders may obtain copies of the required form of the conversion notice from the conversion agent.

If a holder has already delivered a repurchase notice as described under “—Repurchase of the existing 2011 notes by us at the option of holders upon a fundamental change” with respect to an existing 2011 note, however, the holder may not surrender that existing 2011 note for conversion until the holder has withdrawn the repurchase notice in accordance with the existing 2011 notes indentures.

Conversion upon redemption

You may surrender for conversion any of your existing 2011 notes called by us for redemption at any time prior to the close of business one business day prior to the redemption date. If you have already submitted an existing 2011 note for repurchase on a fundamental change repurchase date, you may not surrender that existing 2011 note for conversion until you have withdrawn your repurchase election in accordance with the existing 2011 notes indentures.

Conversion rate adjustments

The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the existing 2011 notes participate in any of the transactions described below.

(1) If we issue shares of our common stock as a dividend or distribution on our common stock, or if we effect a stock split or stock combination, the conversion rate will be adjusted based on the following formula:

CR’	= CR0 X	OS’
OS0

where,

CR0	=	the conversion rate in effect immediately prior to such event
CR’	=	the conversion rate in effect immediately after such event
OS0	=	the number of shares of our common stock outstanding immediately prior to such event
OS’	=	the number of shares of our common stock outstanding immediately after such event

(2) If we issue to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase shares of our common stock, or securities convertible into shares of our common stock, at a price per share or a conversion price per share less than the sale price of our common stock on the business day immediately preceding the time of announcement of such issuance, the conversion rate will be adjusted based on the following formula (provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration):

CR’	= CR0 X	OS0 + X
OS0 + Y

where,

CR0	=	the conversion rate in effect immediately prior to such event
CR’	=	the conversion rate in effect immediately after such event
OS0	=	the number of shares of our common stock outstanding immediately prior to such event
X	=	the total number of shares of our common stock issuable pursuant to such rights
Y	=	the number of shares of our common stock equal to the aggregate price payable to exercise such rights divided by the average sale price of our common stock for the ten consecutive trading days prior to the business day immediately preceding the record date for the issuance of such rights

(3) If we distribute shares of our capital stock, evidences of our indebtedness or other assets or property of ours to all or substantially all holders of our common stock, excluding:

•	dividends, distributions and rights or warrants referred to in clause (1) or (2) above; and

•	dividends or distributions in cash referred to in clause (4) below;

then the conversion rate will be adjusted based on the following formula:

CR’	= CR0 X	SP0
SP0 – FMV

where,

CR0	=	the conversion rate in effect immediately prior to such distribution
CR’	=	the conversion rate in effect immediately after such distribution
SP0	=	the average sale price per share of our common stock for the ten consecutive trading days prior to the business day immediately preceding the record date for such distribution
FMV	=	the fair market value (as determined by our board of directors) of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock on the record date for such distribution

(4) If we make cash distributions to all or substantially all holders of our common stock, the conversion rate will be adjusted based on the following formula:

CR’	= CR0 X	SP0
SP0 – C

where,

CR0	=	the conversion rate in effect immediately prior to the record date for such distribution
CR’	=	the conversion rate in effect immediately after the record date for such distribution
SP0	=	the average sale price of our common stock for the ten consecutive trading days prior to the business day immediately preceding the record date of such distribution
C	=	the amount in cash per share we distribute to holders of our common stock

(5) If we or any of our subsidiaries purchase shares of our common stock pursuant to a tender offer, the conversion rate will be increased based on the following formula:

CR’	= CR0 X	AC + (SP’ X OS’)
OS0 X SP’

where,

CR0	=	the conversion rate in effect on the date such tender offer expires
CR’	=	the conversion rate in effect on the day next succeeding the date such tender offer expires
AC	=	the aggregate value of all cash and any other consideration (as determined by our board of directors) paid for shares purchased in such tender offer
OS0	=	the number of shares of our common stock outstanding immediately prior to the date such tender offer expires
OS’	=	the number of shares of our common stock outstanding immediately after the date such tender offer expires
SP’	=	the average sale price of our common stock for the ten days commencing on the trading day next succeeding the date such tender offer expires

If however, the application of the foregoing formula would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made.

To the extent that we adopt any future rights plan, upon conversion of the existing 2011 notes into our common stock you will receive, in addition to the common stock, the rights under the future stockholder rights plan whether or not the rights have separated from the common stock at the time of conversion and no adjustment to the conversion rate shall be made in accordance with clause (3) above.

Except as stated herein, we will not adjust the conversion rate for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or the right to purchase our common stock or such convertible or exchangeable securities.

In the event of:

•	any reclassification of our common stock, or

•	a consolidation, merger or combination involving us, or

•	a sale or conveyance to another person of our property and assets as an entirety or substantially as an entirety,

in which holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of existing 2011 notes will generally be entitled thereafter to convert their existing 2011 notes into the same type of consideration received by common stock holders immediately prior to one of these types of events.

We are permitted to increase the conversion rate of the existing 2011 notes by any amount for a period of at least 20 days if our board of directors determines that such increase would be in our best interest. We are required to give at least 15 days prior notice of any increase in the conversion rate. We may also (but are not required to) increase the conversion rate to avoid or diminish income tax to holders of our common stock or rights to purchase common stock in connection with a dividend or distribution of stock (or rights to acquire stock) or similar event.

Holders of the existing 2011 notes may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate.

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate.

Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Repurchase of the existing 2011 notes at the option of holders upon a fundamental change

If a fundamental change (as defined below in this section) occurs at any time, you will have the right, at your option, to require us to repurchase all or any portion of your existing 2011 notes that is equal to $1,000 or an integral multiple of $1,000 on a repurchase date that is no earlier than 25 days and no later than 35 days after the date of our notice of the fundamental change.

The price we are required to pay is equal to 100% of the principal amount of the existing 2011 notes to be repurchased plus accrued and unpaid interest to but excluding the fundamental change repurchase date. If the repurchase date is an interest payment date, we will pay interest on the interest payment date to the record holder on the relevant record date. Otherwise, we will pay accrued and unpaid interest to the same holder that receives the principal amount to be repurchased.

A “fundamental change” will be deemed to have occurred upon a change of control event or a termination of trading (as defined below).

A “change of control event” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization, sale of all or substantially all of our consolidated assets or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock or American Depositary Shares that:

•	is listed on, or immediately after the transaction or event will be listed on, a U.S. national securities exchange, or

•	is approved, or immediately after the transaction or event will be approved, for quotation on a U.S. system of automated dissemination of quotations of securities prices.

A “termination of trading” will be deemed to have occurred if our common stock or other common stock into which the existing 2011 notes are convertible is neither listed for trading on a U.S. national securities exchange nor approved for listing on NASDAQ or any similar U.S. system of automated dissemination of quotations of securities prices, and no American Depositary Shares or similar instruments for such common stock are so listed or approved for listing in the U.S.

However, notwithstanding the foregoing, a holder will not have the right to require us to repurchase its existing 2011 notes if the sale price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the fundamental change or the public announcement of the fundamental change equals or exceeds 110% of the conversion price of the existing 2011 notes in effect on each of those five trading days.

If a fundamental change occurs and all of the consideration for the common stock in the transaction or transactions constituting the fundamental change consists of cash, which we will refer to as a “cash buy-out,” we will pay a make-whole premium to the holders of the existing 2011 notes in addition to the fundamental change repurchase price of the existing 2011 notes on the date of repurchase.

The make-whole premium per existing 2011 note will equal (a) the average of the closing trading price of an existing 2011 note for the five trading days immediately prior to our public announcement of the cash buy-out, less (b) the greater of (i) $1,000 or (ii) the product of (x) average closing prices of our common stock for the five trading days immediately prior to our public announcement of the cash buy-out and

(y) the applicable conversion rate; and will be payable in cash or common stock at our option. The make-whole premium, if any, will not be less than zero.

The “closing trading price,” for purposes of calculating the make-whole premium, on any date of determination means the average of the secondary market bid quotations per existing 2011 note obtained by the existing 2011 notes trustee for $2,000,000 principal amount of the existing 2011 notes at approximately 3:30 p.m. New York City time, on such determination date from two independent nationally recognized securities dealers we select, which may include one or more of the initial purchasers, provided that if at least two such bids cannot reasonably be obtained by the existing 2011 notes trustee, but one such bid can reasonably be obtained by the existing 2011 notes trustee, this one bid will be used. If the existing 2011 notes trustee cannot reasonably obtain at least one bid for $2,000,000 principal amount of existing 2011 notes from a nationally recognized securities dealer or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the existing 2011 notes, then the closing trading price of the existing 2011 notes will be deemed to be less than 98% of the applicable conversion rate of the existing 2011 notes multiplied by the closing price of our common stock on such determination date.

On or before the 15th day after we know or reasonably should know a fundamental change has occurred, we will provide to all holders of the existing 2011 notes and the existing 2011 notes trustee and paying agent a notice of the occurrence of the fundamental change and of the resulting repurchase right. Such notice shall state, among other things:

•	the fundamental change repurchase date; and

•	the procedures that holders must follow to require us to repurchase their existing 2011 notes.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in the City of New York or publish the information on our website or through such other public medium as we may use at that time.

If you elect to exercise your right to cause us to repurchase all or any portion of your existing 2011 notes, you must deliver to us or our designated agent, on or before the business day preceding the fundamental change repurchase date, subject to extension to comply with applicable law, the existing 2011 notes to be repurchased, duly endorsed for transfer, together with a written repurchase notice and the form entitled “Form of Fundamental Change Repurchase Notice” on the reverse side of the existing 2011 notes duly completed, to the paying agent. Your repurchase notice must state:

•	if certificated, the certificate numbers of your existing 2011 notes to be delivered for repurchase, or if not certificated, your notice must comply with appropriate DTC procedures;

•	the portion of the principal amount of existing 2011 notes to be repurchased, which must be $1,000 or an integral multiple thereof; and

•	that the existing 2011 notes are to be purchased by us pursuant to the applicable provisions of the existing 2011 notes and the existing 2011 notes indentures.

You may withdraw any repurchase notice (in whole or in part) by a written notice of withdrawal delivered to us or our agent prior to the close of business on the business day prior to the fundamental change repurchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn existing 2011 notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn existing 2011 notes, or if not certificated, your notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the repurchase notice.

If a fundamental change results from a change of control event, as described below, instead of paying the repurchase price in cash we may elect to pay all or a portion of the repurchase price in shares of our common stock, or, in the case of a merger in which we are not the surviving corporation, common stock or American Depositary Shares of the surviving corporation or its direct or indirect parent corporation or a combination of the applicable securities and cash, at our option. The number of shares of the applicable common stock or securities a holder will receive will equal the relevant amount of the repurchase price divided by 97% of the average sale prices of the applicable common stock or securities for the five trading days immediately preceding the second business day immediately preceding the fundamental change repurchase date. However, we may not pay any portion of the repurchase price in the applicable common stock or securities or a combination of the applicable common stock or securities and cash, unless we satisfy certain conditions prior to the repurchase date as provided in the existing 2011 notes indentures, including:

•	registration of the shares of the applicable common stock or securities to be issued upon repurchase under the Securities Act and the Exchange Act, if required;

•

qualification of the shares of the applicable common stock or securities to be issued upon repurchase under applicable state securities laws, if necessary, or the availability of an exemption therefrom; and

•

listing of the applicable common stock or securities on a U.S. national securities exchange or quotation thereof on an inter-dealer quotation system of any registered U.S. national securities association.

If the paying agent holds money and/or applicable stock sufficient to pay the fundamental change repurchase price of the existing 2011 notes on the fundamental change repurchase date, then:

•

the existing 2011 notes will cease to be outstanding (whether or not book-entry transfer of the existing 2011 notes is made or whether or not the existing 2011 note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the fundamental change repurchase price upon delivery or transfer of the existing 2011 notes).

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a fundamental change.

The repurchase rights of the holders could discourage a potential acquirer of us. The fundamental change repurchase feature, however, is not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

The term fundamental change is limited to specified events and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the existing 2011 notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

No existing 2011 notes may be repurchased at the option of holders upon a fundamental change if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the fundamental change repurchase price of the existing 2011 notes.

The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale or lease of substantially all of our properties and assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the existing 2011 notes to require us to repurchase its existing 2011 notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our properties and assets may be uncertain.

If a fundamental change were to occur, we may not have enough funds to pay the fundamental change repurchase price in cash. See “Risk factors” under the caption “We may be unable to repay or repurchase the new notes or our other indebtedness.” If we fail to repurchase the existing 2011 notes when required following a fundamental change, we will be in default under the existing 2011 notes indentures. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to repurchase our indebtedness upon the occurrence of similar events or on some specific dates.

Consolidation, merger and sale of assets

The existing 2011 notes indentures provide that we may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, another person, unless (i) the resulting, surviving or transferee person other than us is a person either (a) organized and existing under the laws of the U.S., any State thereof or the District of Columbia, or (b) organized under the laws of a jurisdiction outside the U.S. and has common stock traded on a national securities exchange in the U.S. and a worldwide total market capitalization of its equity securities before giving effect to the consolidation or merger of at least U.S. $2 billion, and in either case such entity other than us expressly assumes by supplemental indenture all of our obligations under the existing 2011 notes and the existing 2011 notes indentures; and (ii) immediately after giving effect to such transaction, no default has occurred and is continuing under the existing 2011 notes indentures. Upon any such consolidation, merger or transfer, the resulting, surviving or transferee person shall succeed to, and may exercise every right and power of, Oscient Pharmaceuticals under the existing 2011 notes indentures.

Although these types of transactions are permitted under the existing 2011 notes indentures, certain of the foregoing transactions could constitute a fundamental change (as defined above) permitting each holder to require us to repurchase the existing 2011 notes of such holder as described above.

Events of default

Each of the following is an event of default:

•

default in the payment of interest (other than the first six scheduled interest payments up to and including the interest payment due on April 15, 2007) on any existing 2011 note when due and payable and the default continues for a period of 30 days;

•

default in the payment of principal of any existing 2011 note when due and payable at its maturity, upon redemption, upon repurchase (including upon a fundamental change) or otherwise or default in the payment of the first six scheduled interest payments up to and including the interest payment due on April 15, 2007;

•

failure by us to comply with any of our other agreements contained in the existing 2011 notes or existing 2011 notes indentures for 60 days after written notice of such non-compliance has been received from the existing 2011 notes trustee or the holders of at least 25% in principal amount of the existing 2011 notes then outstanding;

•	default for 10 days in the performance of our conversion obligation upon exercise of a holder’s conversion rights;

•

default by us or our subsidiaries in the payment of the principal or interest on any loan agreement or other instrument under which there may be outstanding, or by which there may be evidenced any, debt for money borrowed in excess of $7.5 million in the aggregate of ours and such subsidiaries (other than indebtedness for borrowed money secured only by the real property to which the indebtedness relates and which is non-recourse to us or to such material subsidiaries), whether such debt now exists or shall hereafter be created, resulting in such debt becoming or being declared due and payable prior to its stated

maturity, and such acceleration shall not have been rescinded or annulled within 30 days after written notice has been received by us or such subsidiary from the existing 2011 notes trustee or by the existing 2011 notes trustee, us and such subsidiary by the holders of at least 25% in principal amount of the existing 2011 notes then outstanding;

•	our failure to give you notice of your right to require us to repurchase your existing 2011 notes upon a fundamental change;

•	certain events involving our bankruptcy, insolvency, or reorganization (the “bankruptcy provisions”); or

•	the pledge agreement ceases to be in full force and effect, or enforceable, prior to its expiration in accordance with its terms.

If an event of default occurs and is continuing, the existing 2011 notes trustee by notice to us may, or the holders of at least 25% in principal amount of the outstanding existing 2011 notes by notice to us and the existing 2011 notes trustee may request, and the existing 2011 notes trustee upon such request shall, declare 100% of the principal of and accrued and unpaid interest on all the existing 2011 notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest will be due and payable immediately. Notwithstanding the previous sentence, in the case of an event of default arising under the bankruptcy provisions, all outstanding existing 2011 notes will become due and payable without further action or notice. The holders of a majority in principal amount of the outstanding existing 2011 notes may waive all past defaults (except with respect to nonpayment of principal or interest) and rescind any such acceleration with respect to the existing 2011 notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing events of default, other than the nonpayment of the principal of and interest on the existing 2011 notes that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the existing 2011 notes indentures relating to the duties of the existing 2011 notes trustee, if an event of default occurs and is continuing, the existing 2011 notes trustee will be under no obligation to exercise any of the rights or powers under the existing 2011 notes indentures at the request or direction of any of the holders unless such holders have offered to the existing 2011 notes trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest no holder may pursue any remedy with respect to the existing 2011 notes indentures or the existing 2011 notes unless:

•	such holder has previously given the existing 2011 notes trustee notice that an event of default is continuing;

•	holders of at least 25% in principal amount of the outstanding existing 2011 notes have requested the existing 2011 notes trustee to pursue the remedy;

•	such holders have offered the existing 2011 notes trustee reasonable security or indemnity against any loss, liability or expense;

•	the existing 2011 notes trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

•

the holders of a majority in principal amount of the outstanding existing 2011 notes have not given the existing 2011 notes trustee a direction that, in the opinion of the existing 2011 notes trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding existing 2011 notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the existing 2011 notes trustee or of exercising any trust or power conferred on the existing 2011 notes trustee. The existing 2011 notes indentures provide that if an event of default has occurred and is continuing, the existing 2011 notes trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The existing 2011 notes trustee, however, may refuse to follow any direction that conflicts with law or the existing 2011 notes indentures or that the existing 2011 notes trustee determines is unduly prejudicial to the rights of any other holder or that would involve the existing 2011 notes trustee in personal liability. Prior to taking any action under the existing 2011 notes indentures, the existing 2011 notes trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The existing 2011 notes indentures provide that if a default occurs and is continuing and is known to the existing 2011 notes trustee, the existing 2011 notes trustee must mail to each holder notice of the default within 60 days after it occurs. Except in the case of a default in the payment of principal of or interest on any existing 2011 note, the existing 2011 notes trustee may withhold notice if and so long as a committee of trust officers of the existing 2011 notes trustee in good faith determines that withholding notice is in the interests of the holders. In addition, we are required to deliver to the existing 2011 notes trustee an annual certificate indicating whether the signers thereof know of any default that occurred during the previous year. We are also required to deliver to the existing 2011 notes trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain defaults, their status and what action we are taking or propose to take in respect thereof.

Modification and amendment

Subject to certain exceptions, the existing 2011 notes indentures or the existing 2011 notes may be amended with the consent of the holders of at least a majority in principal amount of the existing 2011 notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, existing 2011 notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the existing 2011 notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, existing 2011 notes).

Without the consent of each holder of an outstanding existing 2011 note affected, no amendment may, among other things:

•	reduce the rate of or extend the stated time for payment of interest on any existing 2011 note;

•	reduce the principal amount of or change the maturity of the principal of any existing 2011 notes;

•	make any change that impairs or adversely affects the conversion rights of any existing 2011 note;

•

reduce the redemption price or fundamental change repurchase price of any existing 2011 note or amend or modify in any manner adverse to the holders of existing 2011 notes our obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

•	modify the provisions with respect to the repurchase right of holders upon a fundamental change in a manner adverse to holders;

•

modify the provisions of the existing 2011 notes indentures or the pledge agreement relating to the pledge of securities as contemplated under “—Security” above, in a manner that adversely affects the interests of the holders of the existing 2011 notes in any material respect;

•

make any principal or interest on the existing 2011 note payable in money other than that stated in the existing 2011 note or other than in accordance with the provisions of the existing 2011 notes indentures;

•

impair the right of any holder to receive payment of principal of or interest on such holder’s existing 2011 notes on or after the due dates therefor or impair the right of any holder to institute suit for the enforcement of any payment on or with respect to such holder’s existing 2011 notes;

•	reduce the quorum or voting requirements under the existing 2011 notes indentures;

•	change the ranking of the existing 2011 notes in a manner adverse to the holders of the existing 2011 notes;

•	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions; or

•	reduce the percentage of existing 2011 notes required for consent to any modification of the existing 2011 notes indentures.

We and the existing 2011 notes trustee may modify or amend the existing 2011 notes indentures and the existing 2011 notes without the consent of any holder in order to, among other things:

•	provide for our successor pursuant to a consolidation, merger or sale of assets;

•	add to our covenants for the benefit of the holders of the existing 2011 notes or to surrender any right or power conferred upon us by the existing 2011 notes indentures;

•	provide for a successor trustee with respect to the existing 2011 notes;

•	cure any ambiguity or correct or supplement any provision in the existing 2011 notes indentures which may be defective or inconsistent with any other provision;

•	add any additional events of default with respect to the existing 2011 notes;

•	secure the existing 2011 notes;

•

increase the conversion rate, provided that the increase is in accordance with the terms of the existing 2011 notes indentures or will not adversely affect the interests of the holders of the existing 2011 notes;

•

supplement any of the provisions of the existing 2011 notes indentures to such extent as shall be necessary to permit or facilitate the discharge of the existing 2011 notes, provided that such change or modification does not adversely affect the interests of the holders of the existing 2011 notes;

•

make any changes or modifications necessary in connection with the registration of the existing 2011 notes under the Securities Act as contemplated in the registration rights agreement, provided that such change or modification does not adversely affect the interests of the holders of the existing 2011 notes; or

•

add or modify any other provisions with respect to matters or questions arising under the existing 2011 notes indentures which we and the existing 2011 notes trustee may deem necessary and desirable and which will not adversely affect the interests of the holders of existing 2011 notes.

Further issues

We may from time to time, without notice to or the consent of the registered holders of the existing 2011 notes, create and issue additional debt securities having the same terms as and ranking equally and ratably with the existing 2011 notes in all respects, so that such additional debt securities shall be consolidated and form a single series with, and shall have the same terms as to status, redemption or otherwise as, the existing 2011 notes.

Form, denomination and registration

The existing 2011 notes were issued:

•	in fully registered form; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000.

Trustee

U.S. Bank National Association is the initial existing 2011 notes trustee, security registrar, paying agent and conversion agent.

Governing law

The existing 2011 notes indentures provide that they and the existing 2011 notes will be governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF EXISTING 2009 NOTES

At the time of signing the merger agreement with GeneSoft Pharmaceuticals, Inc. on November 17, 2003, we entered into a note amendment and exchange agreement with Genesoft and the holders of promissory notes issued by Genesoft, referred to as the Genesoft notes, during its financing rounds in December 2002-January 2003 and April-May 2003. Pursuant to the note amendment and exchange agreement, at the closing of the merger on February 6, 2004, we issued convertible notes, the existing 2009 notes, in an aggregate principal amount of $22,309,647, in exchange for the Genesoft notes.

This description of existing 2009 notes is intended to be a useful overview of the material provisions of the existing 2009 notes and the note amendment and exchange agreement. Since this description is only a summary, you should refer to the note amendment and exchange agreement for a complete description of our obligations and your rights.

For purposes of this description, references to “Oscient Pharmaceuticals,” “we,” “our” and “us” refer only to Oscient Pharmaceuticals Corporation and not to any of its subsidiaries.

General

The existing 2009 notes:

•	are our general unsecured, senior obligations;

•	rank equally in right of payment to any of our existing or future unsecured senior indebtedness, including trade payables;

•	mature on February 6, 2009, unless earlier converted, repurchased or redeemed;

•	accrue interest at a rate of 5% per year payable which will be compounded semiannually, which will be paid on the maturity date and on any accelerated maturity; and

•	are subject to repurchase by us upon a fundamental change (as defined below).

Subject to fulfillment of certain conditions described below, the existing 2009 notes are convertible into our shares of our common stock at the holder’s election at any time at an initial price per share equal to $6.6418, subject to subsequent adjustment. In addition, following the one year anniversary of the closing of the merger, we will have the right to force conversion if the price of our common stock closes above 150% of the then effective conversion price for 15 consecutive trading days. The conversion rate is subject to adjustment if certain events occur. On November 15, 2006, we effectuated a 1-for-8 reverse stock split. Following that stock split, the conversion rate was adjusted such that existing 2009 notes may be converted into shares of our common stock at a conversion price of approximately $53.13 per share of common stock.

The registered holder of an existing 2009 note will be treated as the owner of it for all purposes, including, without limitation, for purposes of determining to whom we will send any notice required to be sent to holders of the existing 2009 notes pursuant to the note amendment and exchange agreement.

Payments on the existing 2009 notes; paying agent and registrar

On the earliest to occur of the maturity date and any accelerated maturity of the existing 2009 notes, we will pay an amount equal to the aggregate outstanding principal amount of the existing 2009 notes, together with all accrued and unpaid interest thereon then outstanding against delivery to us of the existing 2009 notes for cancellation. No principal of the existing 2009 notes paid or prepaid may be reborrowed.

All payments and prepayments of principal and interest will be made in United States dollars in immediately available funds to each holder of existing 2009 notes at the wire address provided by such holder in writing to us. All payments and prepayments of interest on or principal of the existing 2009 notes will be allocated among the holders of the existing 2009 notes in proportion to the relative outstanding amount of accrued interest on and/or principal of the existing 2009 notes (as the case may be) held by each holder. Accrued interest will not be payable in cash, except upon the maturity date, redemption at our option or the option of the holders upon a liquidation event (as defined below) and any accelerated maturity of the existing 2009 notes.

Existing 2009 notes may be presented for registration of transfer or for exchange at the office of the registrar, existing 2009 notes may be presented for payment at the office of the paying agent and existing 2009 notes may be presented for conversion at the office of the conversion agent. The registrar will keep a register of the existing 2009 notes and of their transfer and exchange. We may appoint or change one or more co-registrars, one or more additional paying agents and one or more additional conversion agents without notice and may act in any such capacity on its own behalf. The term registrar includes any co-registrar; the term paying agent includes any additional paying agent; and the term conversion agent includes any additional conversion agent. We will initially act as paying agent, registrar and conversion agent.

Each paying agent will hold in trust for the benefit of the holders all moneys held by the paying agent for the payment of the existing 2009 notes. When we act as paying agent, we will segregate and hold as a separate trust fund all money held by us as paying agent.

Interest

The outstanding principal amount of the existing 2009 notes will accrue and bear interest at a rate per year of 5%, and shall be compounded semiannually. We will pay accrued and unpaid interest with respect to the existing 2009 notes on the maturity date and on any accelerated maturity of the existing 2009 notes. Interest (and any amount expressed as interest) will be calculated on the basis of a 30-day month and a 360-day year and the number of days elapsed.

Transfer and exchange

Where existing 2009 notes are presented to the registrar with a request to register their transfer or to exchange them for an equal principal amount of existing 2009 notes of other authorized denominations, the registrar will register the transfer or make the exchange if its requirements for such transaction are met.

We will not be required to register the transfer of or exchange any existing 2009 notes subject to repurchase or redemption, in whole or in part, pursuant to a duly executed and delivered repurchase notice, except the unrepurchased or unredeemed portion of existing 2009 notes being repurchased or redeemed in part. No service charge will be made for any transfer, exchange or conversion of existing 2009 notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any transfer, exchange or conversion of existing 2009 notes.

Prior to any proposed sale, assignment, transfer or pledge by any holder of any existing 2009 notes (other than transfers in compliance with Rule 144 of the Securities Act, so long as we are furnished with satisfactory evidence of compliance with such Rule 144), unless there is in effect a registration statement under the Securities Act covering the proposed transfer, the holder thereof shall give written notice to us of such holder’s intention to effect such transfer, sale, assignment or pledge. Each such notice shall describe the manner and circumstances of the proposed transfer, sale, assignment or pledge in sufficient detail, and shall be accompanied, at such holder’s expense by either (i) an opinion of counsel (who shall be, and whose opinion shall be, addressed to us and reasonably satisfactory to us) to the effect that the proposed transfer of the existing 2009 notes may be effected without registration under the Securities Act, whereupon the holder will be entitled to transfer such existing 2009 notes in accordance with the terms of such notice. In the event of any assignment of all or a portion of an existing 2009 note as permitted by the note amendment and exchange agreement, then at the request of the transferor or transferee holder we will issue replacement existing 2009 notes reflecting the new ownership of the existing 2009 notes and will deliver such existing 2009 notes to the appropriate holders against delivery to us for cancellation of the existing 2009 notes being replaced, such issuance and delivery to be at our expense. The transferee shall agree in writing to be bound by the terms of the note amendment and exchange agreement and the existing 2009 note as a holder. The note amendment and exchange agreement will be binding upon and will inure to the benefit of each of the parties thereto and their respective successors and permitted assigns.

Ranking

The existing 2009 notes are our general unsecured obligations and rank senior in right of payment to all existing and future debt that is expressly subordinated in right of payment to the notes. The existing 2009 notes rank equally in right of payment with all of our existing and future liabilities that are not so subordinated. The existing 2009 notes effectively rank junior to any of our secured indebtedness to the extent of the assets securing such indebtedness. In the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure debt will be available to pay obligations on the existing 2009 notes only after all secured debt has been repaid in full from such assets.

Conversion rights

General

Subject to satisfaction of the conditions described below and under the heading “—Conversion rate adjustments,” holders may convert each of their existing 2009 notes into shares of our common stock at an initial conversion rate of 150.5616 shares of common stock per $1,000 principal amount of existing 2009 notes (equivalent to an initial conversion price of approximately $6.6418 per share of common stock). On November 15, 2006, we effectuated a 1-for-8 reverse stock split. Following that stock split, the conversion rate was adjusted such that existing 2009 notes may be converted into shares of our common stock at a conversion rate of 18.8202 shares of common stock per $1,000 principal amount of existing 2009 notes (equivalent to a conversion price of approximately $53.13 per share of common stock). The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below.

A holder may convert a portion of the principal of such existing 2009 notes if the portion is $1,000 principal amount or an integral multiple of $1,000 principal amount. A holder may convert the entire principal amount of all existing 2009 notes held by such holder, or the “entire principal amount,” notwithstanding the fact that such amount is not an integral multiple of $1,000 (such amount in excess of such integral multiple, the “excess amount”). In connection with the conversion of any holder’s entire principal amount, such holder will be entitled to convert the excess amount into the number of shares of common stock obtained by dividing the excess amount by the applicable conversion price.

If a holder converts existing 2009 notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of our common stock upon conversion, unless the tax is due because the holder requests the shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.

If a holder wishes to exercise its conversion right, the holder must complete and sign the conversion notice, with appropriate signature guarantee, on the back of the existing 2009 note, surrender the existing 2009 note to the conversion agent, furnish appropriate endorsements and transfer documents if required by the conversion agent and pay any transfer or similar tax if required.

As soon as practicable, and in any event within ten days following the conversion date, we will deliver to the holder a certificate for the number of full shares of common stock issuable upon the conversion and a check in lieu of any fractional share. The person in whose name the certificate is registered shall be treated as a stockholder of record on and after the conversion date.

Except as described below, no payment or adjustment will be made for accrued interest on a converted existing 2009 note or for dividends on any common stock issued on or prior to conversion. When a holder surrenders an existing 2009 note for conversion, all accrued interest on such existing 2009 note will be added to such holder’s principal amount of such existing 2009 notes and will be treated as additional principal amount.

If a holder converts more than one existing 2009 note at the same time, the number of full shares issuable upon the conversion shall be based on the total principal amount of the existing 2009 notes converted. Upon surrender of an existing 2009 note that is converted in part, we will issue to the holder a new existing 2009 note equal in principal amount to the unconverted portion of the existing 2009 note surrendered.

Mandatory conversion

From and after the 366th day following the closing date of the Genesoft merger, if the average of the closing sale price (as defined below) for any fifteen consecutive trading days (as defined below), which we call the “pricing period,” is greater than 150% of the then-effective conversion price, each such occurrence hereinafter referred to as a “pricing event,” then we will have the right to compel the holders to convert all of the outstanding principal amount under the existing 2009 notes in accordance with the terms of the note amendment and exchange agreement on or prior to the date, the “mandatory conversion date,” which is fifteen trading days following the holder’s receipt of a mandatory conversion notice (as defined below), provided, that (A) we may exercise this right only by delivering to the holder, within fifteen trading days following the day on which a pricing event occurs, a written notice (the “mandatory conversion notice”), electing to compel such conversion pursuant to the note amendment and exchange agreement, (B) at all times during the applicable pricing period up to and including the mandatory conversion date, the resale of all registrable securities (as defined in the registration rights agreement entered into at the time of the Genesoft merger) is covered by an effective registration statement in accordance with the terms of the registration rights agreement and such registration statement is not subject to any stop orders and (C) our right to send a mandatory conversion notice must be exercised with respect to all holders. The foregoing shall not affect the holder’s right to otherwise convert any portion of an existing 2009 note at any time and from time to time before or after any pricing event. Such mandatory conversion will be subject to and governed by all the provisions relating to voluntary conversion of the existing 2009 notes contained in the note amendment and exchange agreement.

For the purposes of this section, “closing sale price” means the price of a share of our common stock on the relevant date, determined (a) on the basis of the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date on the principal securities exchange on which our Common Stock is listed, the NASDAQ Global Market or the NASDAQ Smallcap Market; or (b) if not so quoted, as reported by National Quotation Bureau, Incorporated or a similar organization. In the absence of a quotation, the Closing Sale Price shall be such price as our Board of Directors shall reasonably determine on the basis of such quotations as most accurately reflecting the price that a fully informed buyer, acting on his own accord, would pay to a fully informed seller, acting on his own accord in an arms-length transaction, for a share of such common stock.

For the purposes of this section, “trading day” means a day during which trading in securities generally occurs on the principal national or regional securities exchange on which our common stock is then listed or, if the common stock is not listed on a national or regional securities exchange on the principal other market on which the common stock is then traded.

Conversion rate adjustments

The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the existing 2009 notes participate in any of the transactions described below.

(1) If we issue shares of our common stock as a dividend or distribution on our common stock, or if we effect a stock split or stock combination, the conversion rate will be adjusted based on the following formula:

CR’	= CR0 X	OS’
OS0

where,

CR0	=	the conversion rate in effect immediately prior to such event
CR’	=	the conversion rate in effect immediately after such event
OS0	=	the number of shares of our common stock outstanding immediately prior to such event
OS’	=	the number of shares of our common stock outstanding immediately after such event

(2) If we issue to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase shares of our common stock, or securities convertible into shares of our common stock, at a price per share or a conversion price per share less than the sale price of our common stock on the business day immediately preceding the time of announcement of such issuance, the conversion rate will be adjusted based on the following formula (provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration):

CR’	= CR0 X	OS0 + X
OS0 + Y

where,

CR0	=	the conversion rate in effect immediately prior to such event
CR’	=	the conversion rate in effect immediately after such event
OS0	=	the number of shares of our common stock outstanding immediately prior to such event
X	=	the total number of shares of our common stock issuable pursuant to such rights
Y	=	the number of shares of our common stock equal to the aggregate price payable to exercise such rights divided by the average sale price of our common stock for the ten consecutive trading days prior to the business day immediately preceding the record date for the issuance of such rights

(3) If we distribute shares of our capital stock, evidences of our indebtedness or other assets or property of ours or right or warrants to subscribe for securities (other than those referred to in clause (2) above), then the conversion rate will be adjusted based on the following formula:

CR’	= CR0 X	SP0
SP0 – FMV

where,

CR0	=	the conversion rate in effect immediately prior to such distribution
CR’	=	the conversion rate in effect immediately after such distribution
SP0	=	the average sale price per share of our common stock for the ten consecutive trading days prior to the business day immediately preceding the record date for such distribution
FMV	=	the fair market value (as determined by our board of directors) of the shares of capital stock, evidences of indebtedness, assets or property or of such subscription rights or warrants distributed with respect to each outstanding share of our common stock on the record date for such distribution

Notwithstanding the foregoing, in the event that we distribute rights or warrants (other than those referred to in clause (2) above), or “rights,” pro rata to holders of common stock, we may, in lieu of making any adjustment pursuant to this clause (3), make proper provision so that each holder of an existing 2009 note who converts such existing 2009 note (or any portion thereof) after the record date for such distribution and prior to the expiration or redemption of the rights shall be entitled to receive upon such conversion, in addition to the shares of common stock issuable upon such conversion, or the “conversion shares,” a number of rights to be determined as follows: (i) if such conversion occurs on or prior to the date for the distribution to the holders of rights of separate certificates evidencing such rights (the “distribution date”), the same number of rights to which a holder of a number of shares of common stock equal to the number of shares of conversion shares is entitled at the time of such conversion in accordance with the terms and provisions of and applicable to the rights; and (ii) if such conversion occurs after the distribution date, the same number of rights to which a holder of the number of shares of common stock into which the principal amount of the existing 2009 note so converted was convertible immediately prior to the distribution date would have been entitled on the distribution date in accordance with the terms and provisions of and applicable to the rights.

(4) If we make cash distributions (excluding cash distributed as part of a distribution requiring an adjustment pursuant to clause (3) or (5) hereof) in an aggregate amount, that, together with the sum of (w) the aggregate amount of any cash and the fair market value (as determined in good faith by our board of directors), as of the expiration of the tender or exchange offer referred to below, of any other consideration payable in respect of any tender or exchange offer by us or any of our subsidiaries for all or any portion of the common stock consummated within the twelve months preceding the date of payment of the distribution and in respect of which no conversion rate adjustment has been made, and (x) the aggregate amount of all other cash dividends or distributions to all or substantially all holders of our common stock made within the twelve months preceding the date of payment of the distribution and in respect of which no conversion rate adjustment has been made (such cash distribution, together with the sum of (w) and (x) above, “combined amount”) exceeds 10% of the product of the average sale price of our common stock for the ten consecutive trading days prior to the business day (the “distribution declaration date”) immediately preceding the day on which the distribution is declared by us and the number of shares of our common stock outstanding on the distribution declaration date (excluding shares held in our treasury) to all or substantially all holders of our common stock, the conversion rate will be adjusted based on the following formula:

CR’	= CR0 X	SP0
SP0 – C

where,

CR0	=	the conversion rate in effect immediately prior to the record date for such distribution
CR’	=	the conversion rate in effect immediately after the record date for such distribution
SP0	=	the average sale price of our common stock for the ten consecutive trading days prior to the business day immediately preceding the record date of such distribution
C	=	the number obtained by dividing the combined amount by the number of shares of common stock outstanding.

(5) If we or any of our subsidiaries purchase shares of our common stock pursuant to a tender offer or exchange offer of an aggregate consideration, that, together with the sum of (w) the aggregate amount of any cash and the fair market value (as determined in good faith by our board of directors), as of the expiration of the tender or exchange offer, of any other consideration payable in respect of any tender or exchange offer by us or any of our subsidiaries for all or any portion of the common stock consummated within the twelve months preceding the date such tender offer or exchange offer expires and in respect of which no conversion rate adjustment has been made, and (x) the aggregate amount of all other cash dividends or distributions to all or substantially all holders of our common stock made within the twelve months preceding the date such tender offer or exchange offer expires and in respect of which no conversion rate adjustment has been made exceeds 10% of the product of the average sale price of our common stock for the ten consecutive trading days prior to date such tender or exchange offer expires, the conversion rate will be increased based on the following formula:

CR’	= CR0 X	AC + (SP’ X OS’)
OS0 X SP’

where,

CR0	=	the conversion rate in effect on the date such tender offer or exchange offer expires
CR’	=	the conversion rate in effect on the day next succeeding the date such tender offer or exchange offer expires
AC	=	the aggregate value of all cash and any other consideration (as determined by our board of directors) paid for shares purchased in such tender offer
OS0	=	the number of shares of our common stock outstanding (including any tendered or exchanged shares) immediately after the date such tender offer expires
OS’	=	the number of shares of our common stock outstanding (less any purchased shares) immediately after the date such tender offer expires
SP’	=	the average sale price of our common stock for the ten days commencing on the trading day next succeeding the date such tender offer expires

If however, the application of the foregoing formula would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made.

In the event that we are obligated to purchase shares pursuant to any such tender offer or exchange offer, but we are permanently prevented by applicable law from effecting any such purchases or all such purchases are rescinded, the conversion rate will again be adjusted to be the conversion rate which would then be in effect if such tender offer or exchange offer had not been made.

To the extent that we adopt any future rights plan, upon conversion of the existing 2009 notes into our common stock you will receive, in addition to the common stock, the rights under the future stockholder rights plan whether or not the rights have separated from the common stock at the time of conversion and no adjustment to the conversion rate shall be made in accordance with clause (3) above.

In the event of:

•	any reclassification of our common stock, or

•	a consolidation, merger or combination involving us, or

•	a sale or conveyance to another person of our property and assets as an entirety or substantially as an entirety,

in which holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of existing 2009 notes will generally be entitled thereafter to convert their existing 2009 notes into the same type of consideration received by common stock holders immediately prior to one of these types of events.

We are permitted to increase the conversion rate of the existing 2009 notes by any amount for a period of at least 20 days if our board of directors determines that such increase would be in our best interest. We are required to give at least 15 days prior notice of any increase in the conversion rate. We may also (but are not required to) increase the conversion rate to avoid or diminish income tax to holders of our common stock or rights to purchase common stock in connection with a dividend or distribution of stock (or rights to acquire stock) or similar event.

Holders of the existing 2009 notes may, in some circumstances, be deemed to have received a distribution or dividend subject to U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate.

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate.

Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Certain Covenants

Limitation on Indebtedness

We will not incur, create, issue, assume, guarantee or otherwise become liable for any indebtedness (as defined below), other than permitted indebtedness (as defined below), having a maturity date prior to six months after the maturity date of the existing 2009 notes without the consent of the holders of a majority of the aggregate principal amount of the existing 2009 notes outstanding at such time, such consent not to be unreasonably withheld.

For the purposes of this covenant, “indebtedness” means, with respect to any person, the principal of, and premium, if any, and interest on and all other obligations in respect of (a) all indebtedness of such person for borrowed money (including all indebtedness evidenced by notes, bonds, debentures or other securities), (b) all reimbursement obligations of such person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such person, (c) all capital lease obligations of such person, (d) all net obligations of such person under interest rate swap, currency exchange or similar agreements of such person and (e) all obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that such person is contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed-upon residual value of the leased property, including such person’s obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an agreed-upon residual value of the leased property to the lessor, (f) guarantees by such person of indebtedness described in clauses (a) through (e) of another person, and (g) all renewals, extensions, refundings, deferrals, restructurings, amendments and modifications of any indebtedness, obligation, guarantee or liability of the kind described in clauses (a) through (f).

For the purposes of this covenant, “permitted indebtedness” means: (i) indebtedness set forth on our balance sheet dated September 27, 2003, as filed with our quarterly report on Form 10-Q for its quarter ended September 27, 2003; (ii) indebtedness set forth on the Genesoft’s balance sheet dated

September 30, 2003; (iii) indebtedness secured by liens described in clause (iv) of the definition of permitted liens below; and (iv) other Indebtedness of Genesoft in an aggregate principal amount at any time outstanding not to exceed $5 million.

Limitation on Liens

Until the full satisfaction of the existing 2009 notes, other than permitted liens (as defined below), we will not create or permit to be created any liens in or on our tangible or intangible assets.

For the purposes of this covenant, “permitted liens” means: (i) liens securing equipment indebtedness; (ii) liens imposed by law, such as carriers’, warehousemen’s, materialmen’s and mechanics’ liens, or liens arising out of judgments or awards against us with respect to which we at the time will currently be prosecuting an appeal or proceedings for review; (iii) liens for taxes not yet subject to penalties for nonpayment and liens for taxes the payment of which is being contested in good faith and by appropriate proceedings and for which, to the extent required by generally accepted accounting principles then in effect, proper and adequate book reserves relating thereto are established by us; (iv) liens (A) upon or in any equipment acquired or held by us to secure the purchase price of such equipment or indebtedness incurred solely for the purpose of financing the acquisition of such equipment, or (B) existing on such equipment at the time of its acquisition, provided that the lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such equipment and other equipment financed by the holder of such lien; (v) liens consisting of leases or subleases and licenses and sublicenses granted to others in the ordinary course of our business not interfering in any material respect with our business and any interest or title of a lessor or licensor under any lease or license, as applicable; (vi) liens to secure any license granted by us, provided, that such lien is confined solely to the property that is the subject of the license; (vii) liens incurred or deposits made in the ordinary course of our business in connection with worker’s compensation, unemployment insurance, social security and other like laws; (viii) liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; and (ix) liens to which the holders of a majority of the aggregate principal amount of the existing 2009 notes outstanding at such time expressly consent to in writing.

Redemption of the existing 2009 notes at the option of holders upon a liquidation event

If a liquidation event (as defined below in this section) occurs at any time, you will have the right, at your option, to require us to redeem all or any portion of your existing 2009 notes that is equal to $1,000 or an integral multiple of $1,000 on a repurchase date that is 30 days (or if such 30th day is not a business day, the next succeeding business day) after the date of our notice of the liquidation event. Upon presentation of any existing 2009 note redeemed in part only, we will execute and deliver to the holder thereof, at our expense, a new existing 2009 note, of authorized denominations, in principal amount equal to the unredeemed portion of the existing 2009 note so presented.

The price we are required to pay is equal to 100% of the principal amount of the existing 2009 notes to be redeemed plus accrued and unpaid interest to but excluding the liquidation event repurchase date.

A “liquidation event” means (i) any acquisition of us by means of merger or other form of corporate reorganization in which our outstanding shares are exchanged for securities or other consideration issued, or caused to be issued, by the acquiring corporation or its subsidiary (other than a mere reincorporation transaction) and pursuant to which the holders of our outstanding voting securities as constituted immediately prior to such consolidation, merger or other transaction fail to hold equity securities representing a majority of the voting power of us or the surviving entity immediately following such consolidation, merger or other transaction, (ii) any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as such term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of fifty percent (50%) or more of the total voting power of all classes of our capital stock entitled to vote generally in the election of directors, (iii) a sale, lease or other disposition of all or substantially all of our assets, (iv) the license or sublicense of any intellectual property rights owned or controlled by us with regard to the right to develop and commercialize gemifloxacin, other than any license or sublicense to develop, make, have made, use, sell or have sold gemifloxacin outside of the U.S. or within the U.S. pursuant to an agreement in which we would co-promote gemifloxacin, in a manner in which our sales representatives (or sales representatives contracted by us) would participate in detailing the product to physicians in the U.S.

On or before the 10th day after the occurrence of a liquidation event, we will provide to all holders of the existing 2009 notes a notice of the occurrence of the liquidation event and of the resulting redemption right at the option of the holders of existing 2009 notes. Such notice shall state, among other things:

•	the circumstances constituting the liquidation event;

•	the liquidation event repurchase date; and

•	the procedures that holders must follow to require us to redeem their existing 2009 notes and to withdraw any surrendered existing 2009 notes.

Failure to give such notice or any defect therein will not affect the validity of the proceedings for the redemption of the existing 2009 notes.

If you elect to exercise your right to cause us to redeem all or any portion of your existing 2009 notes, you must deliver to us or our designated agent, on or before the liquidation event repurchase date, subject to extension to comply with applicable law, the existing 2009 notes to be repurchased, duly endorsed for transfer, together with the form entitled “Option to Elect Repayment Upon a Liquidation Event” on the reverse side of the existing 2009 notes duly completed.

You may withdraw any redemption notice (in whole or in part) by a written notice of withdrawal delivered to us or our agent prior to the liquidation event repurchase date.

On or prior to the repurchase date, we will set aside, segregate and hold in trust an amount of money sufficient to redeem on the repurchase date all the existing 2009 notes to be redeemed on such date at the appropriate redemption price, together with accrued interest to (but excluding) the repurchase date. Payment for existing 2009 notes surrendered for redemption (and not withdrawn) prior to the liquidation event repurchase date will be made promptly (but in no event more than five (5) business days) following the repurchase date either (i) by mailing checks for the amount payable to the holders of such existing 2009 notes entitled thereto as they shall appear on our registry books or (ii) by wire transfer to an account maintained by such holders located in the U.S.

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a liquidation event.

The redemption rights of the holders could discourage a potential acquirer of us. The liquidation event redemption feature, however, is not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

The term liquidation event is limited to specified events and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to redeem the existing 2009 notes upon a liquidation event may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

The definition of liquidation event includes a phrase relating to the conveyance, transfer, sale or lease of substantially all of our properties and assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the existing 2009 notes to require us to redeem its existing 2009 notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our properties and assets may be uncertain.

If a liquidation event were to occur, we may not have enough funds to pay the liquidation event repurchase price in cash. See “Risk factors” under the caption “We may be unable to repay or repurchase the new notes or our other indebtedness.” If we fail to repurchase the existing 2009 notes when required following a liquidation event, we will be in default under the existing 2009 notes and the note amendment and exchange agreement. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to repurchase our indebtedness upon the occurrence of similar events or on some specific dates.

Redemption of the existing 2009 notes at our option upon a liquidation event

If a liquidation event (as defined above) occurs at any time, we will have the right, at our option, to redeem all (but not part) of our existing 2009 notes on a redemption date that is 30 days (or if such 30th day is not a business day, the next succeeding business day) after the date of our notice of the liquidation event.

The price we are required to pay is equal to 100% of the principal amount of the existing 2009 notes to be redeemed plus accrued and unpaid interest to but excluding the liquidation event redemption date.

In the event we desire to exercise our right to redeem all of the existing 2009 notes, we will, on or before the 10th day after the occurrence of a liquidation event, provide to all holders of the existing 2009 notes a notice of the occurrence of the liquidation event and of the resulting exercise of our redemption right. Such notice shall state, among other things:

•	the aggregate principal amount of the existing 2009 notes to be redeemed;

•	the liquidation event redemption date; and

•	the procedures that holders must follow to receive payment;

•	that on and after the redemption date interest thereon will cease to accrue; and

•	the current conversion rate and the date on which the right to convert such existing 2009 notes into common shares will expire.

On or prior to the business day next preceding the date of the redemption notice, we will set aside, segregate and hold in trust an amount of money in immediately available funds sufficient to redeem on the redemption date all the existing 2009 notes (or portions thereof) so called for redemption (other than those theretofore surrendered for conversion into common shares), together with accrued interest to, but excluding, the redemption date. We will be entitled to retain any interest, yield or gain on amounts set aside, segregated and held in trust in excess of amounts required to pay the redemption price together with accrued interest to, but excluding, the redemption date. If any existing 2009 note called for redemption is converted prior to such redemption, any money segregated and held in trust for the redemption of such existing 2009 note will be discharged from such trust.

If a redemption notice has been given as above provided, the existing 2009 notes with respect to which such notice has been given will, unless converted into common stock pursuant to their terms, become due and payable on the redemption date and at the place or places stated in such notice at the applicable redemption price, together with interest accrued to (but excluding) the redemption date, and on and after said date (unless we default in the payment of such existing 2009 notes at the redemption price, together with interest accrued to said date) interest on the existing 2009 notes so called for redemption will cease to accrue and, after the close of business on the business day next preceding the redemption date (unless we default in the payment of such existing 2009 notes at the redemption price, together with interest accrued to said date), such existing 2009 notes will cease to be convertible into common stock and to be entitled to any benefit or security under the note amendment and exchange agreement, and the holders thereof will have no right in respect of such existing 2009 notes except the right to receive the redemption price thereof and unpaid interest to (but excluding) the redemption date. On presentation and surrender of such existing 2009 notes at a place of payment specified in the redemption notice, the said existing 2009 notes shall be paid and redeemed by us at the applicable redemption price, together with interest accrued thereon to (but excluding) the redemption date.

Notwithstanding the foregoing, we will not redeem any existing 2009 notes or mail any redemption notice during the continuance of a default in payment of interest or premium, if any, on the existing 2009 notes. If any existing 2009 note called for redemption is not so paid upon surrender thereof for redemption, the principal and premium, if any, will, until paid or duly provided for, bear interest from the date fixed for redemption at the rate borne by the existing 2009 notes and such existing 2009 note will remain convertible into common stock until the principal and premium, if any, and interest has been paid or duly provided for.

In connection with any redemption at our option of existing 2009 notes, we may arrange for the purchase and conversion of any existing 2009 notes by an agreement with one or more investment bankers or other purchasers to purchase such existing 2009 notes by setting aside in trust for the holders, on or before the date of the redemption notice, an amount not less than the applicable redemption price, together with interest accrued to (but excluding) the redemption date, of such existing 2009 notes. Our obligation to pay the redemption price of such existing 2009 notes, together with interest accrued to (but excluding) the redemption date, will be deemed to be satisfied and discharged to the extent such amount is so paid by such purchasers. If such an agreement is entered into, any existing 2009 notes not duly surrendered for conversion by the holders thereof may, at our option, be deemed, to the fullest extent permitted by law, acquired by such purchasers from such holders and surrendered by such purchasers for conversion, all as of immediately prior to the close of business on the redemption date (and the right to convert any such existing 2009 notes will be extended through such time), subject to payment of the above amount on the redemption date.

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a liquidation event.

Sinking Fund

No sinking fund is provided for the existing 2009 notes.

Consolidation, merger and sale of assets

The note amendment and exchange agreement provides that we may not consolidate with or merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our properties and assets to, another person, unless (i) such person assumes all our obligations under the existing 2009 notes and the note amendment and exchange agreement; and (ii) immediately after giving effect to such transaction, no default or event of default exists under the note amendment and exchange agreement. Upon any such consolidation, merger or transfer, the resulting, surviving or transferee person shall succeed to, and may exercise every right and power of, Oscient Pharmaceuticals under the note amendment and exchange agreement.

Although these types of transactions are permitted under the note amendment and exchange agreement, certain of the foregoing transactions could constitute a liquidation event (as defined above) permitting each holder to require us to repurchase the existing 2009 notes of such holder as described above.

Events of default

Each of the following is an event of default:

•

our failure to make any payment in respect of the principal of, or any interest or fee on or in respect of, any of our present and future liabilities, obligations and indebtedness under or in connection with the note amendment and exchange agreement or the existing 2009 notes, including the obligations in respect of principal, interest and expenses from time to time owing under the existing 2009 notes owed by us as the same shall become due and payable, whether at maturity or by acceleration or otherwise;

•

our failure to perform or observe any of the other provisions of the note amendment and exchange agreement or the existing 2009 notes required to be performed or complied with by us and such failure continues for a period of thirty days after written notice thereof is given to us by the holders of a majority of the aggregate principal amount of the existing 2009 notes outstanding at such time.

•	certain events involving our or our subsidiaries’ bankruptcy, insolvency, or reorganization (the “bankruptcy provisions”); or

•	we or any of our subsidiaries have a judgment entered against us in an amount of at least $1 million, and such judgment remains undismissed for a period of ninety consecutive days.

If any one or more events of default occurs and is continuing, then in each and every such case, the present and future liabilities, obligations and indebtedness under or in connection with the note amendment and exchange agreement or the existing 2009 notes, including the obligations in respect of principal, interest and expenses from time to time owing under the existing 2009 notes then outstanding shall become immediately due and payable The holders may proceed to protect and enforce their rights by suit in equity, action at law and/or other appropriate proceeding, either for specific performance of any covenant or condition contained in the note amendment and exchange agreement or the existing 2009 notes. To the extent not prohibited by applicable law which cannot be waived, all of the holders’ rights under the note amendment and exchange agreement or the existing 2009 notes are cumulative.

Modification and amendment; waiver

The note amendment and exchange agreement and each existing 2009 note may be amended, modified or terminated, and any provision thereof may be waived, solely pursuant to a writing executed by us and the holders of a majority of the aggregate principal amount of the existing 2009 notes outstanding at such time. Waivers may be made in advance or after the right waived has arisen or the breach or default waived has occurred. Any waiver may be conditional. No waiver of any breach of any agreement or provision herein contained will be deemed a waiver of any preceding or succeeding breach thereof nor of any other agreement or provision contained in the note amendment and exchange agreement. No waiver or extension of time for performance of any obligations or acts will be deemed a waiver or extension of the time for performance of any other obligations or acts. A waiver on any one occasion will not be construed as a bar to or waiver of any right or remedy on any future occasion.

Form, denomination and registration

The existing 2009 notes were issued in certificated form.

Governing law

The note amendment and exchange agreement and the existing 2009 notes will be governed by, interpreted under and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF CAPITAL STOCK

We are incorporated in The Commonwealth of Massachusetts. Our authorized capital stock consists of 175,000,000 shares of common stock, par value $.10 per share, including 625,000 shares of common stock designated as series B restricted common stock. The following descriptions are summaries of the material terms of our articles of organization and bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, our articles of organization and bylaws, copies of which are incorporated as exhibits to the registration statements of which this prospectus is a part.

Common Stock

As of March 6, 2007, there were 13,642,361 shares of our common stock outstanding. There are no shares of series B restricted common stock issued and outstanding.

Oscient Pharmaceuticals Common Stock

Voting

The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Holders of our common stock are not authorized by our articles of organization to cumulate votes for the election of directors. Directors are elected by a plurality of the votes entitled to vote and present in person or represented by proxy at the meeting.

Dividends

We have never paid cash dividends on our common stock and do not expect to pay dividends in the foreseeable future. Any decision to pay cash dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements and such other factors as our board of directors deem relevant. Holders of common stock would share ratably in any dividends that may be declared by our board of directors.

Liquidation, Dissolution and Winding-up

In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of common stock are to receive for each share of our common stock held by them, prior to the holders of series B restricted common stock, the greater of (a) $5.00 and (b) the amount equal to ten times the amount available to holders of series B restricted common stock. If the assets available for distribution are insufficient to permit the full payment, then the entire amount available for distribution to the holders of common stock will be distributed pro rata among them.

Preemptive Rights, Conversion and Redemption

There are no preemptive or other subscription rights, conversion rights, or redemption or sinking fund provisions with respect to shares of our common stock.

Oscient Pharmaceuticals Series B Restricted Common Stock

Our articles of organization, as amended, provide that the holders of our series B restricted common stock are not entitled to vote, except as otherwise required by law or receive dividends. No shares of our series B restricted common stock are outstanding and we have no current intention to issue any shares of series B restricted common stock.

No Limits on Written Consents

Our articles of organization provide that any action required or permitted to be taken by our stockholders may be effected without a meeting on unanimous written consent of the stockholders.

Limits on Special Meetings

Our bylaws provide that special meetings of stockholders may be called at the request of the board of directors or our president.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company N.A.

NASDAQ Listing

Our common stock is listed on NASDAQ under the symbol “OSCI.”

BOOK-ENTRY SYSTEM—THE DEPOSITORY TRUST COMPANY

DTC will act as depository for the new notes. The certificates representing the new notes will be in fully registered, global form without interest coupons registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. Ownership of beneficial interests in a global note will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Ownership of beneficial interests in a global note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

So long as DTC or its nominee is the registered owner or holder of the global notes. DTC or such nominee, as the case may be, will be considered the sole record owner or holder of the new notes represented by such global notes for all purposes under the new notes indenture. No beneficial owner of an interest in the global notes will be able to transfer that interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the new notes indenture.

DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds the notes that its participants deposit with DTC. DTC also facilitates the settlement among participants of notes transactions, such as transfers and pledges, in deposited notes through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of notes certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

Purchases of new notes under the DTC system must be made by or through participants, which will receive a credit for the new notes on DTC’s records. The beneficial ownership interest of each actual purchaser of each new note is in turn to be recorded on the participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but they are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the new notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in new notes, except in the event that use of the book-entry system for the new notes is discontinued.

To facilitate subsequent transfers, all new notes deposited by participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of new notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the new notes; DTC’s records reflect only the identity of the participants to whose accounts such new notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to participants and by participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of new notes may wish to take certain steps to augment transmission to them of notices of significant events with respect to the new notes, such as redemptions, tenders, defaults, and proposed amendments to the new notes documents. Beneficial owners of new notes may wish to ascertain that the nominee holding the new notes for their benefit has agreed to obtain and transmit notices to beneficial owners, or in the alternative, beneficial owners may wish to provide their names and addresses to the registrar and request that copies of the notices be provided directly to them.

Payments of the principal of and interest on the global notes will be made to DTC or its nominee, as the case may be. as the registered owner thereof. We understand that DTC’s practice is to credit participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from us or the new notes trustee on a payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of DTC, the new notes trustee, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and dividends to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is our responsibility or the responsibility of the new notes trustee, disbursement of such payments to participants shall be the responsibility of DTC, and disbursement of such payments to the beneficial owners shall be the responsibility of participants.

We will send any redemption notices to Cede & Co. We understand that if less than all of the new notes are being redeemed, DTC’s practice is to determine by lot the amount of the holdings of each participant to be redeemed. We also understand that neither DTC nor Cede & Co. will consent or vote with respect to the new notes. We have been advised that under its usual procedures, DTC will mail an “omnibus proxy” to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those participants to whose accounts the new notes are credited on the record date identified in a listing attached to the omnibus proxy.

A beneficial owner shall give notice to elect to have its new notes purchased or tendered, through its participant, to the new notes trustee, and shall effect delivery of such new notes by causing the participant to transfer the participant’s interest in the new notes on DTC’s records, to the new notes trustee. The requirement for physical delivery of new notes in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the new notes are transferred by participants on DTC’s records and followed by a book-entry credit of tendered new notes to the new notes trustee DTC account.

DTC may discontinue providing its services as new notes depositary with respect to the new notes at any time by giving reasonable notice to us or the new notes trustee. If DTC is at any time unwilling or unable to continue as a depositary for the global notes and a successor depositary is not appointed within 90 days, we will issue definitive, certificated original new notes in exchange for the global notes.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax considerations relevant to the purchase of new notes pursuant to the new money offering, the exchange of existing 2009 and 2011 notes for new notes pursuant to the exchange offers, the ownership and disposition (including a conversion into common shares) of the new notes and the ownership and disposition of common shares received upon a conversion of new notes. It is not, however, a complete analysis of all of the potential tax considerations. This summary is based on the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the applicable Treasury Regulations promulgated thereunder, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. There can be no assurance that the U.S. Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to such consequences.

This summary deals only with holders that purchase new notes pursuant to the new money offering or exchange their existing 2009 and 2011 notes for new notes pursuant to the exchange offers, and that hold existing 2009 and 2011 notes, new notes and common shares (as the case may be) as “capital assets” (generally, property held for investment). This summary does not deal with all aspects of U.S. federal income taxation that might be relevant to particular holders in light of their personal investment circumstances or special status, nor does it address tax considerations applicable to investors that may be subject to special tax rules, such as certain financial institutions, tax-exempt organizations, S corporations, partnerships or other pass-through entities, insurance companies, broker-dealers, dealers or traders in securities or currencies, certain U.S. expatriates and taxpayers subject to the alternative minimum tax. It also does not discuss existing 2009 or 2011 notes, new notes or common shares held as part of a hedge, straddle, “synthetic security” or other integrated investment or situations in which the functional currency of a U.S. Holder (as defined below) is not the U.S. dollar. Moreover, it does not discuss the effect of any other U.S. federal tax laws (such as estate and gift tax laws) or applicable state, local or foreign tax laws.

As used herein, a “U.S. Holder,” means a beneficial holder of existing 2009 or 2011 notes, new notes or common shares received upon conversion of a new note that is, for U.S. federal income tax purposes: (1) an individual citizen or resident of the United States, (2) a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if (a) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of the trust’s substantial decisions or (b) it has a valid election in effect to be treated as a United States person. A “Non-U.S. Holder” means a beneficial holder of existing 2009 or 2011 notes, new notes or common shares that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust that is not a U.S. Holder.

If a partnership is a beneficial holder of existing notes, new notes or common shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and investors in such partnerships should consult their own tax advisors.

The following discussion is for general information only and is not intended to be tax advice. Investors considering purchasing new notes pursuant to the new money offering or participating in the exchange offers should consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under other U.S. federal tax laws or the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

U.S. Holders

Treatment of Exchange Offers

The U.S. federal income tax consequences of exchanging existing 2009 or 2011 notes for new notes pursuant to the exchange offers may depend on whether the differences between the new notes and the relevant existing notes constitute a “significant modification.” In general, there will be a significant modification if, based on all the facts and circumstances, and taking into account all modifications collectively, the changes to the legal rights and obligations are “economically significant.” Although not free from doubt, we believe that the changes between the existing 2009 or 2011 notes and new notes should be considered a significant modification, and therefore that the exchange of existing notes for new notes should be considered an exchange for U.S. federal income tax purposes (the “Exchange”). The remainder of this discussion assumes that our position is correct. If, notwithstanding our position, the changes were not considered a significant modification, the exchange of existing 2009 or 2011 notes for new notes would be a non-event for U.S. federal income tax purposes and an exchanging holder’s tax basis and holding period in the new notes would be the same as its adjusted tax basis and holding period in the existing notes exchanged therefor.

The U.S. federal income tax treatment of the Exchange with respect to existing 2009 or 2011 notes also will depend on whether the Exchange qualifies as a recapitalization pursuant to Section 368(a)(1)(E) of the Code with respect to existing 2009 or 2011 notes, as discussed below. If the Exchange of existing 2009 or 2011 notes qualifies as a recapitalization, a U.S. Holder of such notes will not recognize any gain or loss on the Exchange other than to the extent that the aggregate principal amount of the new notes received by such holder exceeds the aggregate principal amount of the existing 2009 or 2011 notes exchanged therefor (which will be the case with respect to the existing 2009 notes). A U.S. Holder will take a tax basis in the new notes equal to its adjusted tax basis in the existing 2009 or 2011 notes exchanged therefor immediately prior to the Exchange (increased by the amount of any gain recognized on the Exchange), and such U.S. Holder’s holding period for the new notes will include its holding period in the existing 2009 or 2011 notes exchanged therefor.

In general, the Exchange will qualify as a recapitalization only if both the existing 2009 or 2011 notes and the new notes that are subject to such Exchange constitute “securities” for purposes of Section 368(c)(1)(E) of the Code. The rules for determining whether a debt instrument constitutes a security under the recapitalization provisions of U.S. federal income tax law are unclear. The term “security” is not defined for this purpose in the Code or the Treasury Regulations and has not been clearly defined by judicial decisions. The determination of whether a debt instrument is a security involves an overall evaluation of the nature of the debt instrument, the extent of the investor’s proprietary interest in the issuer compared with the similarity of the debt instrument to a right to receive a cash payment and certain other considerations. One of the most significant factors considered in determining whether a particular debt instrument is a security is its original term. In general, debt instruments with a term of less than five years are not likely to (but may in certain circumstances) be considered securities, debt instruments with a term of ten years or more are likely to be considered securities, while debt instruments with an initial term at issuance of five to ten years are often considered securities, but their status may be unclear. Convertibility of a debt instrument into stock of the issuer may make “security” treatment more likely because of the holder’s potential equity participation in the issuer. Because the existing 2009 or 2011 notes had terms of more than five years (and the new notes should be considered to have the same term as the existing 2009 or 2011 notes for this purpose), and due to their convertibility, we believe that both the existing 2009 and 2011 notes and the new notes should be considered securities based on the all the relevant facts and circumstances, and the Exchange should qualify as a recapitalization.

This determination is not free from doubt, however, and it is possible that the IRS could take a contrary view. The IRS might assert that either the existing 2009 or 2011 notes or the new notes were not “securities” for U.S. federal income tax purposes, or the Exchange is otherwise not a tax-free recapitalization for U.S. federal income tax purposes. If the Exchange were to fail to qualify for treatment as a tax-free recapitalization, a holder of existing 2009 or 2011 notes generally would recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized by such holder in the Exchange (other than any portion of such amount treated as attributable to accrued interest not previously included in income) and its adjusted tax basis in the existing 2009 or 2011 notes exchanged. Holders are urged to consult their own tax advisors as to the amount and character of any gain or loss that might be recognized for U.S. federal income tax purposes if the Exchange were treated as a taxable exchange.

Regardless of whether the Exchange of existing 2009 or 2011 notes for new notes qualifies as a recapitalization, cash payments or new notes received in respect of accrued and unpaid interest on the existing notes will be taxed as ordinary interest income to the extent not previously includible in income.

If a U.S. Holder receives cash in lieu of a fractional new note, the amount of such cash may be considered, in whole or in part, taxable gain or, alternatively, such U.S. Holder may be treated as having received such fractional new note and having had such note retired for cash. Holders are urged to consult their own tax advisors as to the amount and character of any gain or loss in respect of a fractional new note that might be recognized for U.S. federal income tax purposes.

Treatment of New Notes

No existing authority addresses whether debt instruments with terms similar to the new notes will be characterized as contingent payment debt instruments for U.S. federal income tax purposes. It is possible that the IRS could assert that the new notes are contingent payment debt instruments because of the potential payment of the make-whole premium upon the automatic conversion, as well as certain other provisions. Because the Treasury Regulations governing contingent payment debt instruments do not apply to a debt instrument merely because it provides an option to convert the instrument into stock of the issuer or cash in an amount equal to the approximate value of the issuer’s stock, we do not intend to treat the new notes as contingent payment debt instruments. Our treatment of the new notes as not constituting contingent payment debt instruments is binding on all holders unless a holder discloses its differing position in a statement attached to its timely filed U.S. federal income tax return for the taxable year during which it acquired the new notes. Our position as to the characterization of the new notes is not binding on the IRS or a court. If the new notes were treated as contingent payment debt instruments under the Treasury Regulations, among other potential adverse consequences: (i) U.S. Holders would be required to include amounts in taxable income each year as “original issue discount” (“OID”), which is taxed as ordinary income similar to interest, and such amounts would likely exceed, and be taxed in advance of the actual payments of, stated interest received in connection with the new notes; (ii) the value of the stock received upon conversion of the new notes would be treated as an additional payment taxable as ordinary income (subject to potential adjustments); and (iii) gain recognized upon a sale, exchange, redemption or other taxable disposition of the new notes would generally be treated as ordinary income (subject to potential adjustments and exceptions). The remainder of this summary assumes that the new notes will not be treated as contingent payment debt instruments for U.S. federal income tax purposes.

U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the new notes, in accordance with their regular method of accounting. A U.S. Holder must include any OID on the new notes (either received in the Exchange or issued pursuant to the cash offering) as ordinary interest income as it accrues (in advance of the receipt of any cash payments attributable to such income) in accordance with a constant yield method based on a compounding of interest, regardless of such U.S.

Holder’s regular method of accounting for U.S. federal income tax purposes. The amount of OID on the new notes will be equal to the difference between the stated redemption price at maturity of the new notes and the new notes’ issue price. The stated redemption price at maturity of the new notes will equal the sum of all amounts provided under the debt instrument, regardless of whether denominated as principal or interest, other than “qualified stated interest” payments. For this purpose, “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property, other than debt instruments of the issuer, at least annually at a single fixed rate. The stated interest on the new notes will constitute “qualified stated interest.” The issue price of the new notes will be the first price at which a substantial amount of the new notes are sold to the public (other than underwriters) pursuant to the cash offering.

A U.S. Holder who acquires the new notes at a premium (i.e., the excess of the holder’s adjusted tax basis over the note’s stated redemption price at maturity) generally may elect to amortize that premium (“amortizable bond premium”) from the purchase date to the note’s maturity date under a constant yield method that reflects semiannual compounding based on the note’s payment period. However, amortizable bond premium will not include any premium attributable to the new note’s conversion feature. The premium attributable to the conversion feature generally is the excess, if any, of the new note’s market price on the date of acquisition over what the note’s market price would be if there were no conversion feature. Amortizable bond premium is treated as an offset to interest income on the new notes and not as a separate deduction. The election to amortize bond premium, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If such an election to amortize bond premium is not made, a U.S. Holder must include all amounts of taxable interest without reduction for such premium, and may receive a tax benefit from the premium only in computing such U.S. Holder’s gain or loss upon a disposition of the new note.

If a U.S. Holder’s initial tax basis in the new notes is greater than the issue price of the new notes but less than the stated redemption price at maturity, such U.S. Holder generally will be considered to have “acquisition premium” with respect to the new notes, which may reduce the amount of OID, if any, that the U.S. Holder is required to include in taxable income.

Sale, Exchange, Redemption or Other Taxable Disposition of New Notes

A U.S. Holder generally will recognize capital gain or loss if the holder disposes of a new note in a sale, exchange, redemption or other taxable disposition. The holder’s gain or loss will equal the difference between the amount realized by the holder and the holder’s adjusted tax basis in the new note. The amount realized by the holder will equal the amount of any cash and the fair market value of any other property received for the new note. The holder’s adjusted tax basis in the new note generally will equal the amount the holder paid for the new note, increased by the amount of any OID included by the holder and reduced by the amount of any premium amortized by the holder. The portion of the amount realized that is attributable to accrued interest will not be taken into account in computing the holder’s capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the holder has not previously included the accrued interest in income. The capital gain or loss recognized by a holder on a disposition of the new note will be long-term capital gain or loss if the holding period for the new note exceeds one year. Long-term capital gains of non-corporate taxpayers (including individuals) are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to limitation.

Conversion of New Notes into Common Shares

A U.S. Holder will not recognize gain or loss on the exchange of new notes for common shares upon conversion, except to the extent of the fair market value of any common shares received with respect to accrued but unpaid interest, which will be treated as ordinary interest income to the extent not previously included in income. With respect to any cash received in lieu of a fractional share of common stock, the U.S. Holder would be treated as if the fractional share had been issued and then redeemed for cash (and would recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash received in lieu of the fractional share and (ii) the portion of the U.S. Holder’s adjusted tax basis in the new notes that is allocated to the fractional share). The U.S. Holder would have an aggregate tax basis in the common shares received in the conversion equal to the aggregate tax basis of the new notes converted (less any basis allocable to any fractional share deemed received in the conversion). The holding period for common shares received by the U.S. Holder upon conversion of the new notes will include the U.S. Holder’s holding period for the new notes surrendered in the conversion. Gain or loss recognized will be long-term capital gain or loss if the U.S. Holder’s holding period for the new notes exceeds one year. In the case of certain non-corporate U.S. Holders (including individuals), long-term capital gains are generally eligible for a reduced rate of taxation. The deductibility of capital losses is subject to certain limitations under the Code. The tax treatment of the receipt of any additional interest paid upon conversion of the new notes is unclear and U.S. Holders are urged to consult their own tax advisors regarding the tax treatment of any such payment.

Constructive Distributions in Respect of the New Notes

The terms of the new notes allow for changes in the conversion price of the new notes in certain circumstances. A change in conversion rate that allows holders to receive more common shares on conversion may increase the holders’ proportionate interests in our earnings and profits or assets. In that case, the holders would be treated as though they received a dividend in the form of our common shares. Such a constructive stock dividend could be taxable to the holders, although they would not actually receive any cash or other property. Not all changes in conversion rate that allow holders to receive more stock on conversion, however, increase the holders’ proportionate interests in the company. For instance, a change in conversion rate simply could prevent the dilution of the holders’ interests upon a stock split or other change in capital structure. Changes of this type, if made by a bona fide, reasonable adjustment formula, are not treated as constructive stock dividends. Conversely, if an event occurs that dilutes the holders’ interests and the conversion rate is not adjusted, the resulting increase in the proportionate interests of our stockholders could be treated as a taxable stock dividend to them. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion rate would be treated like a distribution paid in cash or other property. Such constructive distribution would be treated as a taxable dividend to the recipient to the extent of our current or accumulated earnings and profits, with any excess treated as a non-taxable return of capital or as capital gain.

Distributions on Common Shares

In general, any distribution in respect of the common shares will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If holding period requirements are met, dividends paid to non-corporate holders (with respect to taxable years beginning no later than December 31, 2010) generally will qualify for the reduced tax rate on qualified dividend income (currently at a maximum tax rate of 15%). To the extent that a U.S. Holder receives a distribution on our common shares that would otherwise constitute a dividend for U.S. federal income tax purposes, but that exceeds our current and accumulated earnings and profits, the distribution will be treated first as a non-taxable return of capital, which reduces the holder’s tax basis in the common shares. Any distribution in excess of the holder’s tax basis in the common shares will be treated as capital gain and as long-term capital gain if the holder’s holding period exceeds one year.

Sale or Other Disposition of Common Shares

A U.S. Holder generally will recognize capital gain or loss on a sale or exchange of common shares. The holder’s gain or loss will equal the difference between the amount realized by the holder and the holder’s adjusted tax basis in the common shares. The amount realized by the holder will equal the amount of any cash and the fair market value of any other property received for the common shares. The gain or loss recognized by a holder on a sale or exchange of the commons shares will be long-term capital gain or loss if the holder’s holding period for the common shares exceeds one year.

Information Reporting and Backup Withholding

A U.S. Holder may be subject to information reporting and backup withholding tax (currently at a rate of 28%) on payments of (i) interest and principal on the new notes, (ii) proceeds (including additional interest or make-whole amounts) from the sale or other disposition (including a redemption or conversion) of the new notes or the common shares and (iii) dividends on the common shares. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to information reporting and backup withholding. A U.S. Holder generally will be subject to information reporting and backup withholding if such holder is not otherwise exempt and such holder:

•	fails to furnish its taxpayer identification number, or TIN, which, for an individual, is ordinarily his or her social security number,

•	furnishes an incorrect TIN,

•	is notified by the IRS that it has failed to properly report payments of interest or dividends, or

•	fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the U.S. Holder that it is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld may be credited against a holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided such holder timely furnishes certain information to the IRS.

Non-U.S. Holders

New Notes

Payments received in respect of the new notes by a Non-U.S. Holder, including payments of interest, will be exempt from U.S. federal income or withholding tax, provided that: (i) such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership; (ii) such Non-U.S. Holder certifies on an IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements; and (iii) such payments are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (or, where a tax treaty applies, are not attributable to a U.S. permanent establishment).

If a Non-U.S. Holder of the new notes is engaged in a trade or business in the United States, and if interest on the new notes is effectively connected with the conduct of such trade or business (and, where a tax treaty applies, is attributable to a U.S. permanent establishment), the Non-U.S. Holder, although exempt from the U.S. federal withholding tax discussed in the preceding paragraph, generally will be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange, conversion or redemption of new notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in the preceding paragraph, such Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Common Shares

Any dividends paid to a Non-U.S. Holder with respect to the common shares (and any deemed dividends resulting from certain adjustments, or the failure to make certain adjustments, to the number of common shares to be issued upon conversion, as discussed in “—U.S. Holders—Constructive Distributions in Respect of the New Notes” above) will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Because a constructive distribution deemed received by a Non-U.S. Holder would not give rise to any cash from which any applicable withholding tax could be satisfied, we may set-off any such withholding tax against cash payments of interest payable on the new notes.

Dividends that are effectively connected with the conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment, are not subject to U.S. federal withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order for effectively connected income to be exempt from U.S. federal withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax of 30% (or such lower rate provided by an applicable treaty).

Any gain realized upon the sale, exchange or redemption of common shares generally will not be subject to U.S. federal income tax unless: (i) that gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (and, where a tax treaty applies, is attributable to a U.S. permanent establishment); or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met.

Backup Withholding and Information Reporting

In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding tax and information reporting with respect to payments made by us with respect to the new notes or the common shares if the Non-U.S. Holder has provided to the withholding agent an IRS Form W-8BEN or IRS Form W-8ECI (or successor form) described above and such withholding agent does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of new notes or common shares made within the United States or conducted through certain U.S. financial intermediaries if the payor receives that statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

SELECTED HISTORICAL FINANCIAL DATA

The following table presents our selected historical financial data. You should read carefully the financial statements included in this prospectus, including the notes to the financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The selected financial data in this section are not intended to replace the financial statements. We derived the statement of operations data for the years ended December 31, 2006, 2005 and 2004 and the balance sheet data as of December 31, 2006 and 2005 from our audited financial statements, which are included elsewhere in this prospectus. We derived the statement of operations data for the years ended December 31, 2003 and 2002 and the balance sheet data as of December 31, 2004, 2003 and 2002 from our audited financial statements which are not included herein. Historical results are not necessarily indicative of future results. See the notes to the financial statements for an explanation of the method used to determine the number of shares used in computing basic and diluted net loss per common share.

	For the Year Ended December 31,
	2006(3)	2005	2004(4)	2003	2002
	(in thousands, except per share data).
Revenues:
Product (net) sales	$38,244	$20,458	$4,067	$—	$—
Co-promotion	6,890	2,954	—	—	—
Biopharmaceutical/other	1,018	197	2,546	7,009	7,716

Total net revenues(1)	46,152	23,609	6,613	7,009	7,716
Costs of product sales and operating expenses	118,071	112,281	97,229	39,943	41,460

Loss from operations	(71,919)	(88,672)	(90,616)	(32,934)	(33,744)
Net other (expense) income	(6,379)	44	(2,863)	3,546	(116)

Loss from continuing operations before income tax	(78,298)	(88,628)	(93,479)	(29,388)	(33,860)
Provision for income tax	(179)	—	—	—	—

Net loss from continuing operations	(78,477)	(88,628)	(93,479)	(29,388)	(33,860)
Income (loss) from discontinued operations	—	35	208	(401)	(157)

Net loss	$(78,477)	$(88,593)	$(93,271)	$(29,789)	$(34,017)

Net loss per common share basic and diluted(2)	$(6.58)	$(9.26)	$(10.61)	$(9.06)	$(11.87)

Weighted average basic and diluted common shares outstanding(2)	11,925	9,569	8,794	3,286	2,865

	As of December 31,
	2006	2005	2004	2003	2002
Cash and cash equivalents, restricted cash, and long and short-term marketable securities	$44,808	$80,044	$176,628	$28,665	$50,866
Working capital	39,808	77,750	156,021	18,897	36,511
Total assets	279,407	241,095	340,560	40,516	65,845
Long-term liabilities	250,977	191,289	193,397	292	15,654
Shareholders’ (deficit) equity	(1,996)	28,101	114,400	29,940	35,417

(1)	Does not include revenue from discontinued operations related to our genomics business.
(2)	Adjusted to account for the effect of the 1-for-8 reverse stock split effectuated on November 15, 2006.
(3)	We acquired the ANTARA assets on August 18, 2006.
(4)	We completed a merger with Genesoft on February 6, 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our financial statements and their notes appearing elsewhere in this prospectus. The following discussion contains forward-looking statements, that involve risks and uncertainties. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those discussed below and elsewhere in this prospectus, particularly under the heading “Risk Factors.”

Overview

We are a commercial-stage biopharmaceutical company marketing two FDA-approved products with our national primary care sales force—a cardiovascular product, ANTARA® (fenofibrate) capsules and a fluoroquinolone antibiotic, FACTIVE® (gemifloxacin mesylate) tablets. ANTARA is approved by the FDA to treat hypercholesterolemia (high blood cholesterol) and hypertriglyceridemia (high triglycerides) in combination with a healthy diet. Our national sales force began marketing ANTARA in late August 2006. The market for fenofibrate products was approximately $1.5 billion in 2006 and the U.S. market for treating dyslipidemias was approximately $25 billion in 2006. In connection with our acquisition of ANTARA, we were assigned the U.S. rights to ANTARA under an exclusive license from Ethypharm S.A. FACTIVE is approved for the treatment of community-acquired pneumonia, or CAP, of mild to moderate severity and acute bacterial exacerbations of chronic bronchitis, or AECB. We license the rights to gemifloxacin, the active ingredient in FACTIVE tablets, from LG Life Sciences. We launched FACTIVE in the U.S. market in September 2004. Additionally, we have a novel, late-stage antibiotic candidate, Ramoplanin, under investigation for the treatment of Clostridium difficile-associated disease and have begun exploring partnering and other strategic opportunities for the continued development of Ramoplanin. Our strategy is to identify new products to acquire, in-license or co-promote for the U.S. marketplace in order to leverage our existing commercial infrastructure.

We have incurred significant operating losses in the past. As of December 31, 2006, we had an accumulated deficit of approximately $416 million. We expect to incur additional operating losses due to the implementation of manufacturing, distribution, marketing and sales capabilities.

ANTARA

ANTARA is a once daily formulation of fenofibrate approved for use in combination with a diet restricted in saturated fat and cholesterol to reduce elevated low-density lipoprotein cholesterol (LDL or “bad” cholesterol), triglyceride and apolipoprotein B (free floating fats in the blood) levels, and to increase high-density lipoprotein cholesterol (HDL or “good” cholesterol) in adult patients with high cholesterol or an abnormal concentration of lipids in the blood. Fenofibrate products work primarily to lower triglycerides and increase HDL cholesterol, which makes the drug an attractive alternative for those patients whose LDL cholesterol is well controlled. ANTARA received FDA approval in November 2004. We began marketing ANTARA in 43 mg and 130 mg doses in August 2006.

On August 18, 2006, we acquired rights to ANTARA in the U.S. from Reliant Pharmaceuticals Inc. for $78.0 million plus approximately $4.3 million payment for ANTARA inventory, exclusive of estimated transaction costs. Under the terms of our acquisition of ANTARA, we assumed certain of Reliant’s liabilities related to ANTARA, including obligations to make certain royalty and milestone payments on sales of ANTARA and we were assigned rights to and assumed obligations under an exclusive license to the rights to ANTARA from Ethypharm S.A. In order to maintain the exclusivity of our rights, we must achieve minimum annual sales in the U.S. until February 2012 or pay amounts to Ethypharm to compensate for any shortfall. In addition, a sales-based milestone was met which resulted in the Company paying $400,000 to Ethypharm in the fourth quarter of 2006. We recorded this milestone payment as a liability in accordance with purchase accounting. The license term expires in February 2020 and, absent notice of termination by either party, automatically renews for additional two year periods. Under the terms of the agreement, at our option, Ethypharm is obligated to either manufacture and deliver to us finished fenofibrate product or deliver API to us for encapsulation and packaging. Ethypharm also has a right of first refusal on any divestiture of the ANTARA rights by us. Additional Oscient obligations under the Ethypharm agreement include using commercially reasonable efforts to maintain a sales force of at least 150 representatives through February 2008 and funding a portion of the active pharmaceutical ingredient safety stock that Ethypharm is required to maintain.

Pursuant to the terms of our acquisition of ANTARA from Reliant, we also acquired the NDA and the IND covering the ANTARA products in the U.S., clinical data, inventory, the ANTARA® trademark in the U.S. and certain related contracts and licenses covering intellectual property rights related to the ANTARA products. We also assumed certain of Reliant’s liabilities related to the ANTARA products.

We are not required to pay Reliant a royalty on the sale of the ANTARA products; however, we are required to pay a low single-digit royalty to Reliant for a specified time period on net sales of any line extensions and improvements to the ANTARA products which we develop, which include all products containing fenofibrate as its API. We also agreed that we would not, at any time prior to August 2016, develop or sell any product in the U.S. that is a combination of fenofibrate and an Omega-3 compound without the prior written consent of Reliant.

ANTARA capsules are covered by patents relating to formulations containing fenofibrate and methods of preparing the same that extend through August 2020. In addition, Ethypharm has filed additional patent applications which relate to the formulation and we were assigned a patent application which was filed by Reliant relating to methods of treatment. If issued, we believe these patents may provide ANTARA additional patent protection.

FACTIVE

Overview

FACTIVE was approved by the FDA in 2003 for the treatment of community-acquired pneumonia of mild to moderate severity, or CAP, and acute bacterial exacerbations of chronic bronchitis, or AECB.

We license from LG Life Sciences the right to develop and commercialize gemifloxacin, a novel fluoroquinolone antibiotic, in North America, France, Germany, the United Kingdom, Luxembourg, Ireland, Italy, Spain, Portugal, Belgium, the Netherlands, Austria, Greece, Sweden, Denmark, Finland, Norway, Iceland, Switzerland, Andorra, Monaco, San Marino, Vatican City, Poland, Czech Republic, Slovakia, Slovenia, Hungary, Estonia, Latvia, Lithuania, Liechtenstein, Malta, Cyprus, Romania, Bulgaria, Croatia, Serbia and Montenegro, Bosnia and Herzegovina, Albania and the Former Yugoslav Republic of Macedonia. The term of the agreement with respect to each country extends at least through the life of the patents covering gemifloxacin in such country. In the U.S., the last of the issued patents for composition of matter expires in 2018. The patent term could extend further in countries outside of the U.S. depending upon several factors, including whether we obtain patent extensions and the timing of our commercial sale of the product in a particular country.

Under the terms of the agreement, LG Life Sciences has agreed to supply and we are obligated to purchase from LG Life Sciences all of our anticipated commercial requirements for the FACTIVE API. LG Life Sciences currently supplies the FACTIVE API from its manufacturing facility in South Korea.

The agreement with LG Life Sciences also requires a minimum sales commitment over a period of time, which if not met, would result in the technology being returned to LG Life Sciences. Under this agreement, we are responsible, at our expense and through consultation with LG Life Sciences, for the clinical and commercial development of gemifloxacin in the countries covered by the license, including conducting clinical trials, filing drug approval applications with the FDA and other applicable regulatory authorities and marketing, distributing and selling of gemifloxacin in our territory; provided, that LG Life Sciences has the right to co-promote the product in the U.S., on terms to be negotiated, commencing in 2008 and for periods thereafter, in which case our royalty obligations to LG Life Sciences would cease. Pursuant to an amendment dated March 31, 2005 as further described below, LG Life Sciences’ right to co-promote in the U.S. will terminate upon our reaching a certain level of sales.

We are obligated to pay a royalty on sales of FACTIVE in North America and the territories covered by the license in Europe. These royalty obligations expire with respect to each country covered by the agreement on the later of (i) the expiration of the patents covering FACTIVE in such country or (ii) the expiration of data exclusivity in Mexico, Canada or the European Union respectively, or 2014 in the U.S. We are also obligated to make aggregate milestone payments of up to an additional $40 million to LG Life Sciences (including future milestone payments described in the amendments to the agreement described below) upon achievement of additional regulatory approvals and sales thresholds.

On March 31, 2005, we amended our license and option agreement with LG Life Sciences. As part of the amendment of the agreement, we made a one-time, up-front payment of $2 million to LG Life Sciences which was recorded to general and administrative expense in the three month period ended March 31, 2005 and agreed to make certain additional milestone payments upon obtaining regulatory approvals and sales thresholds. The amended agreement also includes a reduction of future royalties payable to LG Life Sciences at certain FACTIVE revenue levels in territories covered by the agreement.

We further amended our agreement with LG Life Sciences on February 3, 2006, pursuant to which LG Life Sciences agreed to a reduction of future royalties payable for sales of FACTIVE tablets in Mexico and Canada and the termination of LG Life Sciences’ co-promotion rights in these countries. The modified agreement also calls for additional milestone payments to be made to LG Life Sciences upon consummation of sublicense agreements in Mexico and Canada (which payments were made to LG Life Sciences in February 2006 and August 2006, respectively) as well as upon receipt of regulatory approval of FACTIVE in each of such countries. Additionally, on December 27, 2006, we amended our agreement with LG Life Sciences to reduce future royalties payable to LG Life Sciences for sales of FACTIVE tablets in Europe and to provide for a reduction in the supply price for the API for FACTIVE for product to be sold in Europe. In lieu of milestone payments previously agreed to by the parties, this amendment also requires us to pay LG Life Sciences a portion of any milestone or license fee payments we receive from our European partner.

Commercialization and Development

With respect to additional development initiatives, we have completed a clinical trial designed to demonstrate that a five-day course of FACTIVE for the treatment of mild to moderate CAP is as effective as the currently approved seven-day course of treatment. On September 21, 2006, we received an approvable letter from the FDA for the supplemental New Drug Application (sNDA) seeking approval for the five-day treatment of CAP with FACTIVE tablets. In accordance with the letter, we provided clarification and additional interpretation regarding certain data included in the application to assist the FDA in its evaluation. The FDA accepted the response as complete and we expect to receive an action letter from the FDA by May 1, 2007. The receipt of the approvable letter from the FDA does not assure ultimate approval of the sNDA.

As part of the FACTIVE development program, several studies relating to acute bacterial sinusitis, or ABS, were completed, and, in November 2005, we filed an sNDA for ABS. In September 2006, the FDA’s Anti-Infective Drugs Advisory Committee voted not to recommend approval of this sNDA. In November 2006, we voluntarily withdrew our sNDA seeking approval of the ABS indication.

On February 6, 2006, we entered into a Sublicensing and Distribution Agreement with Pfizer, S.A. de C.V. (Pfizer Mexico), pursuant to which we sublicensed our rights to sell FACTIVE tablets in Mexico to Pfizer Mexico. Pfizer Mexico is responsible for obtaining regulatory approvals for FACTIVE in Mexico. In exchange for those rights, Pfizer Mexico has agreed to pay us an up-front payment, milestone payments upon obtaining certain regulatory approvals and sales goals as well as royalties on future sales. These royalty rates are subject to reduction upon expiration of certain patents in Mexico for FACTIVE or if a generic form of gemifloxacin has a material impact on Pfizer Mexico’s sales volumes in Mexico. Pfizer Mexico is obligated to exclusively purchase from us, and we must exclusively supply, all API for FACTIVE. The agreement with Pfizer Mexico may be terminated by either party upon the occurrence of certain termination events, including Pfizer Mexico’s right to terminate at any time after the first anniversary of launch of FACTIVE tablets in Mexico upon six months prior written notice. Upon termination, Pfizer Mexico is obligated to assign any and all rights to regulatory approvals in Mexico to us or our designee. Pfizer Mexico is currently marketing FACTIVE-5 in Mexico for the treatment of CAP, AECB and ABS.

On August 9, 2006, we granted the commercialization rights to FACTIVE tablets in Canada to Abbott Canada, the Canadian affiliate of Abbott Laboratories. In exchange for those rights, Abbott Canada agreed to a transfer price on product purchases and to make certain payments to us upon achievement of certain regulatory and sales milestones. FACTIVE is currently approved in Canada for the five-day treatment of AECB, and Abbott Canada has launched FACTIVE for the treatment of AECB.

We entered into a License, Supply and Marketing Agreement with Menarini International Operation Luxembourg SA, a wholly-owned subsidiary of Menarini Industrie Farmaceutiche Riunite S.r.l. dated December 28, 2006, whereby we sublicensed our rights to sell FACTIVE tablets in Europe to Menarini. Under the terms of our agreement with Menarini, Menarini is responsible for obtaining regulatory approval for FACTIVE in the European Union, and we have agreed to reimburse Menarini for expenses associated with such regulatory development up to an agreed limit. Menarini has also paid us an up-front payment and has agreed to pay us milestone payments upon obtaining certain regulatory and reimbursement approvals and upon achieving certain annual net sales goals, which could total up to $23 million if all the milestones are achieved. Menarini will pay us a transfer price on purchases of the API for FACTIVE, which is determined based on a percentage of quarterly sales of FACTIVE in the European Union. Menarini is also obligated to exclusively purchase from us, and we must exclusively supply, all API for FACTIVE to be sold in Europe for the earlier to occur of the expiration of the life of certain patents covering the product or expiration of data exclusivity. Our agreement with Menarini may be terminated by either party upon the occurrence of certain termination events, including Menarini’s right to terminate if the European regulatory authorities do not recommend approval of FACTIVE at various stages of the approval process with a package insert, or label, that meets certain requirements as to the indications for which FACTIVE may be prescribed, safety and dosing. Menarini may also terminate the agreement if it does not receive approval for reimbursement from European member countries that is above a certain minimum price per tablet. Upon termination, Menarini is obligated to assign any and all rights to regulatory approvals in the European Union to the Company or its designee.

Research and Development Programs

FACTIVE

As a condition to the approval to sell FACTIVE tablets, the FDA has required, as a post-marketing study commitment, that we conduct a prospective, randomized study examining the activity of FACTIVE tablets (5,000 patients) versus an active comparator (2,500 patients) in patients with acute bacterial exacerbations of chronic bronchitis and community-acquired pneumonia of mild to moderate severity. This study includes patients of different ethnicities to gain safety information in populations not substantially represented in the existing clinical trial program. This Phase IV trial was initiated in the fall of 2004 and enrollment was completed in January 2007. We currently estimate it will cost approximately an additional $1.0 million for completion of the final analysis of trial data and submission of such trial data to the FDA.

Additionally, in April 2005, we completed a Phase III trial examining the potential use of FACTIVE tablets for the five-day treatment of mild to moderate CAP. Based on the results of this study, in November 2005 we submitted an sNDA to the FDA for approval to promote the five-day treatment of FACTIVE tablets for this indication. On September 21, 2006, we received an approvable letter from the FDA for the sNDA seeking approval for the five-day treatment of CAP with FACTIVE tablets. In accordance with the letter, we provided clarification and additional interpretation regarding certain data included in the application to assist the FDA in its evaluation. The FDA accepted the response as complete and we expect to receive an action letter from the FDA by May 1, 2007. Receipt of the approvable letter from the FDA does not assure approval of the sNDA.

Ramoplanin

We have a novel, late-stage investigational antibiotic candidate, Ramoplanin, under investigation for the treatment of Clostridium difficile-associated disease, or CDAD. In October 2001, we in-licensed Ramoplanin from Vicuron Pharmaceuticals Inc. (Vicuron), now a wholly-owned subsidiary of Pfizer Inc., and on February 3, 2006, acquired worldwide rights from Vicuron, assuming full rights to the manufacturing, development and commercialization of Ramoplanin.

We agreed with the FDA to a Special Protocol Assessment (SPA) regarding the specific components of a Phase III program that, if completed successfully, would support regulatory approval for the indication. With the acquisition of ANTARA, we have made the strategic decision to concentrate our financial resources on building our primary care business in the U.S. and are currently seeking to out-license, co-develop or sell our rights to Ramoplanin.

Critical Accounting Policies & Estimates

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout “Management’s Discussion and Analysis of Financial Condition and Results of Operations” where such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 2 in the Notes to the Consolidated Financial Statements included in this prospectus. Our preparation of our financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of our consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our critical accounting policies include the following:

Revenue Recognition

Our principal source of revenue is the sale of FACTIVE tablets and ANTARA capsules. In the second quarter of 2005, we began recognizing co-promotion revenue in connection with our co-promotion agreement with Auxilium Pharmaceuticals, Inc. (Auxilium), which terminated on August 31, 2006. Other historical sources of revenue include biopharmaceutical alliances and royalties from our divested genomic services business. In future periods, we expect our revenues derived from biopharmaceutical alliances will continue to decrease, however product revenues will continue to increase based on anticipated increased volume of prescriptions of FACTIVE tablets and ANTARA capsules.

Although ANTARA revenue results are anticipated to be relatively steady throughout our fiscal year, we expect demand for FACTIVE to be highest from December to March as the incidence of respiratory tract infections, including CAP and AECB, tends to increase during the winter months. In addition, fluctuations in the severity of the annual respiratory tract infection season may cause our product sales to vary from year to year. Due to these seasonal fluctuations in demand for FACTIVE, our results in any particular quarter may not be indicative of the results for any other quarter or for the entire year.

Product Sales

We follow the provisions of Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition (a replacement of SAB 101)” (SAB No. 104) and recognize revenue from product sales upon delivery of product to wholesalers, when persuasive evidence of an arrangement exists, the fee is fixed or determinable, title to product and associated risk of loss has passed to the wholesaler and collectability of the related receivable is reasonably assured. All revenues from product sales are recorded net of applicable allowances for sales returns, rebates, special promotional programs, and discounts. For arrangements where the risk of loss has not passed to wholesalers or pharmacies, we defer the recognition of revenue by recording deferred revenue until such time that risk of loss has passed. The cost of FACTIVE and ANTARA associated with amounts recorded as deferred revenue is recorded in inventory until such time as risk of loss has passed.

Co-Promotion Revenue

Amounts earned under our previous co-promotion agreement with Auxilium from the sale of TESTIM gel, a product developed by Auxilium, are classified as co-promotion revenue in our consolidated statements of operations. Auxilium was obligated to pay us a co-promotion fee based on a specified percentage of the gross profit from TESTIM sales attributable to primary care physicians in the U.S. that exceeded specified cumulative sales threshold, determined on an annual basis. The specific percentage was based upon TESTIM sales levels attributable to primary care physicians and the marketing expenses incurred by us in connection with the promotion of TESTIM under the co-promotion agreement. Such co-promotion revenue was earned when TESTIM units were dispensed through patient prescriptions. There is no cost of goods sold associated with co-promotion revenue, and the selling and marketing expenses incurred with respect to the co-promotion arrangement are classified as selling and marketing expenses in our consolidated statements of operations. On August 31, 2006, we mutually agreed with Auxilium to conclude this co-promotion arrangement and agreed with Auxilium to share profits from primary care sales, as provided for under the co-promotion agreement, through August 31, 2006. As part of the termination of the co-promotion agreement, we received $1,800,000 from Auxilium as additional compensation for commercialization efforts by our sales force through August 31, 2006, which has been recognized as revenue during the year ended December 31, 2006.

Biopharmaceutical/Other Revenue

Prior to our merger with GeneSoft Pharmaceuticals, Inc. in 2004, we pursued biopharmaceutical revenues through alliance partnerships with pharmaceutical companies and through government grants. Biopharmaceutical revenues have consisted of government research grants and license fees, contract research, and milestone payments from alliances with pharmaceutical companies. We also maintained a genomic services business. We have now shifted our focus to the development and commercialization of pharmaceutical products. The declining revenues and associated expenses for the genomics services business have been classified as discontinued operations in the consolidated financial statements.

Other revenues consist of sublicensing revenues related to FACTIVE. We recognize revenue in accordance with SAB No. 104 and Emerging Issues Task Force Issue No. (EITF) 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF No. 00-21). In accordance with EITF No. 00-21, the up-front license payments related to various license agreements will be recognized as revenue over the term of our continuing obligations under the arrangements which range from eighteen months to twenty-four months. In addition, on August 1, 2006, we announced that we received notice from Pfizer Mexico that FACTIVE was approved by the Ministry of Health in Mexico to be marketed as FACTIVE-5 for the treatment of community-acquired pneumonia, acute bacterial exacerbations of chronic bronchitis and acute bacterial sinusitis which generated a milestone payment recognized as revenue during the year ended December 31, 2006. We expense incremental direct costs associated with sublicense agreements in the period in which the expense is incurred.

Sales Rebates, Discounts and Incentives

In the U.S., we sell FACTIVE and ANTARA to pharmaceutical wholesalers for further distribution through pharmacies to the ultimate consumers of the product. When we deliver our product, we reduce the amount of gross revenue recognized from such product sales based primarily on estimates of four categories of discounts and allowances that suggest that all or part of the revenue should not be recognized at the time of the delivery—product returns, cash discounts, rebates, and special promotional programs.

Product Returns

Factors that are considered in our estimate of future FACTIVE and ANTARA product returns include an analysis of the amount of product in the wholesaler and pharmacy channel, review of consumer consumption data as reported by external information management companies, return rates for similar competitive antibiotic products that have a similar shelf life and are sold in the same distribution channel, the remaining time to expiration of our product, and our forecast of future sales of our product. Consistent with industry practice, we offer contractual return rights that allow our customers to return product within six months prior to and twelve months subsequent to the expiration date of our product. FACTIVE tablets and ANTARA capsules each have a 36-month expiration period from the date of manufacturing. At December 31, 2006 and December 31, 2005, our product return reserve was approximately $774,000 and $720,000, respectively. This reserve is evaluated on a quarterly basis, assessing each of the factors described above, and adjusted accordingly. Based on the factors noted above, we believe our estimate of product returns is reasonable, and changes, if any, from this estimate would not have a material impact to our financial statements.

Cash Discounts

Our standard invoice includes a contractual cash 2% discount, net 30 days terms. Based on historical experience, we estimate that most of our customers deduct a 2% discount from their balance. The cash discount reserve is presented as an allowance against trade receivables in the consolidated balance sheet. As of December 31, 2006 and 2005, the balance of the cash discounts reserve was approximately $202,000 and $50,000, respectively.

Rebates

The liability for managed care and Medicaid rebates is calculated based on historical and current rebate redemption and utilization rates contractually submitted by each state. As of December 31, 2006 and 2005, the balance of the accrual for managed care and Medicaid rebates for ANTARA and FACTIVE in total was approximately $2,994,000 and $381,000, respectively. Considering the estimates made by us, as well as estimates prepared by third party utilization reports that are used in evaluating the required liability balance, we believe our estimates are reasonable. As of December 31, 2006, the significant change to our estimates in the periods presented is primarily attributable to the acquisition of the ANTARA product line.

Special Promotional Programs

We have from time to time, offered certain promotional incentives to our customers for both FACTIVE and ANTARA and may continue this practice in the future. Such programs include: sample cards to end consumers, certain product incentives to pharmacy customers, and other sales stocking allowances. Examples of programs utilized to date follow:

•

Sample Card Program for FACTIVE.    During the first and second quarters of 2006, we initiated three sample card programs whereby we offered an incentive to patients in the form of a free full-course sample card for FACTIVE. We have accounted for these programs in accordance with EITF No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer” (EITF No. 01-09). For the first sample card program, we were able to develop a reasonable and reliable estimate of the amount of expected reimbursement claims based on actual claims submitted by and processed by a third party claims processing organization. For the second and third sample card programs, the estimate of expected reimbursement claims was based on the historical actual reimbursement claims for the similar completed programs that we conducted in the first and second quarters of 2006. The first program expired on March 31, 2006, the second program expired on June 15, 2006 and the third program expired on September 30, 2006. There is no liability as of December 31, 2006 for these sample card programs.

•

Voucher Rebate Program for FACTIVE.    In 2006, we initiated six voucher rebate programs whereby we offered mail-in rebates and point-of-sale rebates to retail consumers. We have accounted for these programs in accordance with EITF No. 01-09. The liabilities we recorded for these voucher rebate programs were estimated based upon the historical rebate redemption rates for the similar completed programs that commenced in the first quarter of 2005 and the fourth quarter of 2005. The first program expired on June 30, 2006, the second and third programs expired on August 31, 2006, the fourth program expired on September 30, 2006, the fifth program expired on December 31, 2006 and the sixth program expires on April 30, 2007. As of December 31, 2006 and 2005, the balance of the liabilities for these voucher programs totaled approximately $452,000 and $105,000, respectively.

•

Voucher Rebate Program for ANTARA.     During the third and fourth quarter of 2006, we initiated two voucher rebate programs whereby we offered a point-of-sale rebate to retail consumers. We have accounted for this program in accordance with EITF No. 01-09. The liabilities we recorded for these voucher rebate programs were estimated based upon the historical rebate redemption rates for the similar completed programs by other pharmaceutical companies. This first program expired on December 31, 2006 and the second program expires on July 31, 2007. As of December 31, 2006, the balance of the liabilities for these voucher programs totaled approximately $619,000.

Clinical Trial Expense Accrual

Our clinical development trials related to FACTIVE and Ramoplanin are primarily performed by outside parties. At the end of each accounting period, we estimate both the total cost and time period of the trials and the percent completed as of that accounting date. We also adjust these estimates when final invoices are received. For the fiscal years ended December 31, 2006 and 2005, we adjusted our accrual for clinical trial expenditures to reflect its most current estimate of liabilities outstanding to third parties. However, the possibility exists that the timing or cost of the clinical trials might be longer or shorter and cost more or less than estimated and that the associated financial adjustments would be reflected in future periods.

Accounts Receivable

Trade accounts receivable consists of amounts due from wholesalers for the purchase of FACTIVE and ANTARA. Ongoing credit evaluations of customers are performed and collateral is generally not required. As of December 31, 2006 and 2005, we reserved approximately $39,000 and $0, respectively, for bad debts related to the sale of FACTIVE or ANTARA. We continuously review all customer accounts to determine if an allowance for uncollectible accounts is necessary. We currently provide substantially all of our distributors with payment terms of up to 30 days on purchases of FACTIVE and ANTARA. Amounts past due from customers are determined based on contractual payment terms. Through December 31, 2006, payments have generally been made in a timely manner. We also reserved $310,000 and $0, respectively, as of December 31, 2006 and 2005 related to other non trade receivables.

Inventories

Inventories are stated at the lower of cost or market with cost determined under the average cost method. Products are removed from inventory and recognized as cost of goods sold on an average cost basis. For FACTIVE, inventories consist of raw material in powder form and work-in-process of approximately $6,223,000 and $9,770,000, and FACTIVE finished tablets of approximately $3,095,000 and $4,417,000, as of December 31, 2006 and 2005, respectively. For ANTARA, inventories consist of raw material and work-in-process of approximately $3,894,000 and ANTARA finished capsules of approximately $1,027,000 as of December 31, 2006.

On a quarterly basis, we analyze our inventory levels, and provide a reserve for inventory and marketing samples that have become obsolete, have a cost basis in excess of its expected net realizable value or are in excess of forecast requirements to cost of product revenues and marketing expense, respectively. Expired inventory is disposed of and the related costs are written off against the previously established reserves. At December 31, 2006 and December 31, 2005, there was approximately $1,091,000 and $2,072,000, respectively, in FACTIVE sample product to be used for FACTIVE marketing programs. At December 31, 2006, there was approximately $454,000 in ANTARA samples product to be used for ANTARA marketing programs. These are classified within other current assets in the consolidated balance sheet.

Long-Lived Assets

We follow the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144). Under SFAS No. 144, long-lived assets and identifiable intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If indicators of impairment exist, recoverability of assets to be held and used is assessed by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. Recoverability measurement and estimating the undiscounted cash flows are each done at the lowest possible level for which there are identifiable assets. If the aggregate undiscounted cash flows are less than the carrying value of the asset, then the resulting impairment charge to be recorded is calculated based on the amount by which the carrying amount of the asset exceeds its fair value. Any write-downs are recorded as permanent reductions in the carrying amount of the asset.

We also follow the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” (SFAS No. 142). Under SFAS No. 142, goodwill and purchased intangible assets with indefinite lives are not amortized but are reviewed periodically for impairment. We perform an annual evaluation of goodwill at the end of each fiscal year to test for impairment or more frequently if events or circumstances indicate that goodwill may be impaired. Because we have a single operating segment, which is our sole reporting unit, we perform this test by comparing the fair value of the entity with our book value, including goodwill. If the fair value exceeds the book value, goodwill is not impaired. If the book value exceeds the fair value, then we would calculate the potential impairment loss by comparing the implied fair value of goodwill with the book value. If the implied fair value of goodwill is less than the book value, then an impairment charge would be recorded.

As of December 31, 2006, we do not believe that any of our long-lived assets, goodwill, and other intangible assets are impaired.

Stock-Based Compensation

Effective January 1, 2006, we adopted SFAS No. 123 (Revised 2004), “Share-Based Payment” (SFAS No. 123R) using the modified prospective transition method. SFAS No. 123R requires all share-based payments, including grants of stock options, to be recognized in the income statement as an operating expense, based on their fair values. Under the modified prospective transition method, compensation cost recognized during the twelve months ended December 31, 2006 includes (1) compensation cost for all share-based payments granted prior to, but not vested as of December 31, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123) and (2) compensation cost for all share-based payments granted subsequent to December 31, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. Such amounts have been reduced by our estimate of forfeitures on all unvested awards. Stock-based compensation expense primarily relates to stock options, restricted stock, and stock issued under our employee stock purchase plan. Prior to the adoption of SFAS No. 123R, we followed the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure” (SFAS No. 148) adopting the disclosure-only provisions of SFAS No. 123. In addition, we accounted for our employee share-based arrangements under Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees” (APB No. 25), applying related interpretations in accounting for all stock awards granted to employees. Under the modified prospective adoption method, the results for prior periods are not restated.

The fair value of each stock option award is estimated on the grant date using the Black-Scholes-Merton option-pricing model based on the assumptions of volatility, risk-free interest rates, expected life of the option, and dividends (if any). The expected life of the stock options granted was estimated based on the historical exercise patterns over the option lives while considering employee exercise strategy and cancellation behavior. The expected volatility is determined based on historical volatility data of our common stock from the period of time beginning with our merger with Genesoft in February 2004 and other factors through the month of grant. Our expected volatility for the year ended December 31, 2006 was between 52.14% and 62.18%. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant commensurate with the expected life assumption. Our risk-free interest rate for the year ended December 31, 2006 was between 4.35% and 5.07%. The expected life of options used this method for the twelve month period ended December 31, 2006 ranged from 5.55 to 6.25 years. We have not paid and do not expect to pay any dividends; as a result, our dividend yield is assumed to be 0%.

The adoption of SFAS No. 123R increased the year ended December 31, 2006 operating loss, net loss, and cash flows from operating activities by $3,829,000 and basic and diluted net loss per share by $0.32. The compensation expense under SFAS No. 123R is recorded in cost of product sales, research and development expense, selling and marketing expense, and general and administrative expense based on the specific allocation of employees receiving the equity awards. Additionally, we eliminated the January 1, 2006 deferred compensation balance against additional paid-in capital upon adoption of SFAS No. 123R.

Our policy is to recognize compensation cost for awards with service conditions and graded vesting using the straight-line method. Additionally, our policy is to issue authorized but previously unissued shares to satisfy share option exercises, the issuance of restricted stock and stock issued under the ESPP. The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. In addition, the requisite service period is generally equal to the vesting term. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term “forfeitures” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered option. We have applied an annual forfeiture rate of 19.03% to all unvested options as of December 31, 2006. This analysis will be re-evaluated quarterly and the forfeiture rate will be adjusted as necessary. Ultimately, the actual expense recognized over the vesting period will only be for those shares that vest.

As of December 31, 2006, we estimate there is approximately $5,207,000 of total unrecognized compensation cost related to unvested share based awards. These costs are expected to be recognized over a weighted average remaining requisite service period of 1 year. We expect approximately 317,000 in unvested options to vest at some point in the future. The value of options expected to vest is calculated by applying an estimated forfeiture rate to the unvested options.

Recent Accounting Pronouncements

Accounting for Uncertainty in Income Taxes.    In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (the “Interpretation”). The Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Interpretation is effective for fiscal years beginning after December 15, 2006. The Company has not yet completed its evaluation of the Interpretation, but does not currently believe that adoption will have a material impact on its results of operations, financial position or cash flows.

Fair Value Measurements.    In September 2006, the FASB issued FASB Statement No. 157 “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 establishes a common definition for fair value, creates a framework for measuring fair value, and expands disclosure requirements about such fair value measurements. SFAS No. 157 is effective for our first quarter of 2008. Management is in the process of studying the impact of this interpretation on our financial accounting and reporting.

Fair Value Option for Financial Assets and Financial Liabilities.    In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. FASB has indicated it believes that SFAS No. 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. For example, SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statement No. 157, “Fair Value Measurements” (SFAS No. 157), and FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments” (SFAS No. 107). SFAS No. 159 is effective as of the beginning of a company’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the company makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS No. 157.

RESULTS OF OPERATIONS

Years Ended December 31, 2006 and 2005

Revenues

Total net revenues increased 95% to $46,152,000 for the year ended December 31, 2006 from $23,609,000 for the year ended December 31, 2005.

Net product sales increased 87% to $38,244,000 for the year ended December 31, 2006 from $20,458,000 for the year ended December 31, 2005. This increase was primarily related to the acquisition of ANTARA 130 mg (fenofibrate) capsules in August 2006 which resulted in approximately $16,778,000 in net product sales and increased shipments of FACTIVE tablets of approximately $1,008,000.

Co-promotion revenue increased 133% to $6,890,000 for the year ended December 31, 2006 from $2,954,000 for the year ended December 31, 2005, primarily due to the initiation of our co-promotion of TESTIM in May 2005, higher gross profits related to increased TESTIM prescriptions in 2006 and also due to a $1,800,000 payment from Auxilium Pharmaceuticals in August 2006 in connection with the termination of the co-promotion arrangement.

Biopharmaceutical and other revenues increased significantly to $1,018,000 for the year ended December 31, 2006 from $197,000 for the year ended December 31, 2005, primarily due to the recognition of revenues in connection with various milestone achievements related to Pfizer Mexico upon the regulatory approval to distribute and sell FACTIVE tablets in Mexico and an up-front payment from Pfizer Mexico which is recognized over the term of our obligation under the agreement. We expect our revenues related to both the biopharmaceutical alliances and genomics services to be minimal in the future.

Costs and Expenses

Total costs and expenses increased 5% to $118,071,000 for the year ended December 31, 2006 from $112,281,000 in 2005, primarily due to cost of product sales associated with the acquisition of ANTARA during 2006.

Cost of product sales increased 100% to $19,613,000 in 2006 from $9,830,000 in 2005. Our overall gross product margin at December 31, 2006 and 2005, including amortization of intangible assets was 49% and 52%, respectively. The primary reason for the decrease in margin was due to approximately $1,700,000 associated with obsolete inventory in 2006 and costs associated with the write-up of inventory to fair value of ANTARA product obtained during the acquisition of the product line. Our cost of revenue on FACTIVE for the years ended December 31, 2006 and 2005, after standard product cost and royalties, but excluding amortization of intangible assets, was 55% and 75% of product sales, respectively. Our cost of revenue on ANTARA for the year ended December 31, 2006, after standard product cost and royalties, but excluding amortization of intangible assets, was 80% of product sales. In addition, included in the cost of product sales is approximately $4,767,000 of amortization of intangible assets associated with FACTIVE for each of the years ended December 31, 2006 and 2005 and approximately $1,610,000 of amortization of intangible assets associated with ANTARA for the year ended December 31, 2006.

Research and development expenses decreased 14% to $12,406,000 in 2006 from $14,432,000 in 2005. Research and development activities include clinical trials, other clinical development, technology transfer and process optimization for manufacturing. These research and development expenses primarily consist of salaries and related expenses for personnel and the cost of materials used in research and development. Other research and development expenses include fees paid to consultants and outside service providers. The decrease is due to the completion of the FACTIVE five-day clinical trial and also a decrease in the costs primarily related to external costs and materials associated with the FACTIVE post-marketing study as the trial approaches near completion in the first half of 2007. We expect research and development expense to continue to decrease in 2007 as the FACTIVE post-marketing study is expected to be completed in the first half of 2007.

Selling and marketing expenses decreased 8% to $69,211,000 in 2006 from $74,931,000 in 2005. This decrease was primarily due to expenses in 2005 being unusually high related to hiring additional sales and marketing personnel and associated hiring costs of $5,751,000, increased other marketing, advertising and promotional costs of approximately $3,081,000 to support the marketing efforts for FACTIVE, offset by increased marketing costs associated with the promotion of ANTARA in August 2006 of approximately $943,000 and increased costs in 2006 of $2,169,000 associated with the promotion of TESTIM which began in the second quarter of 2005 and was terminated in August 2006.

General and administrative expenses increased 29% to $16,841,000 in 2006 from $13,088,000 in 2005 primarily due to an increase in general and administrative payroll and related costs of approximately $1,472,000, an increase in stock based compensation due to the adoption of SFAS No. 123R of approximately $2,267,000, an increase in legal fees of approximately $400,000 and an increase in general and administrative expenses of approximately $58,000 offset by a decrease in technology license fees of approximately $444,000.

Other Income and Expense

Interest income decreased 12% to approximately $2,995,000 in 2006 from approximately $3,400,000 in 2005 reflecting higher yields on cash balances in 2006, offset by lower overall cash balances in 2006.

Interest expense significantly increased 36% to approximately $11,056,000 in 2006 from approximately $8,126,000 in 2005. In 2006, interest expense primarily consisted of approximately $5,346,000 related to the issuance of $153 million of senior convertible notes in the second quarter of 2004, $2,987,000 related to financing with Paul Capital, approximately $1,241,000 related to the issuance of $22.0 million of convertible notes in connection with the Genesoft merger, $827,000 related to amortization of deferred financing costs along with approximately $640,000 related to non-cash interest expense related to the facility lease liability.

For the year ended December 31, 2005, we recorded a gain from the sale of intellectual property of $2,500,000, from the sale of intellectual property related to the genomic sequence of an undisclosed pathogen to Wyeth.

For the year ended December 31, 2006, we recorded a gain on the disposition of an investment of approximately $1,617,000 in exchange for shares in Agencourt Personal Genomics Bioscience related to the merger with Applera Corporation. For the year ended December 31, 2005 we recorded a gain on the disposition of marketable securities of approximately $2,162,000 in exchange for our ownership of common stock of Agencourt Bioscience Corporation, which was acquired by Beckman Coulter in a cash transaction.

Years Ended December 31, 2005 and 2004

Revenues

Total net revenues increased significantly by 257% to $23,609,000 for the year ended December 31, 2005 from $6,613,000 for the year ended December 31, 2004.

Net product sales increased by 403% to $20,458,000 for the year ended December 31, 2005 from $4,067,000 for the year ended December 31, 2004. The commercial sale of FACTIVE tablets was launched in September 2004, and thus, the 2004 year represents four months of FACTIVE revenue as opposed to a full year of revenue for 2005.

Co-promotion revenue increased 100% to $2,954,000 for the year ended December 31, 2005 from $0 for the year ended December 31, 2004 due to the introduction of co-promoting TESTIM during the second quarter of 2005.

Biopharmaceutical revenues decreased 92% to $197,000 for the year ended December 31, 2005 from $2,546,000 for the year ended December 31, 2004, reflecting our strategic shift to commercialization of pharmaceutical products.

Our revenue mix shifted during 2005. We expect that our revenues derived from both our biopharmaceutical alliance and genomics services will be minimal in comparison to prior years. We expect an increase in product revenues based on the sale of FACTIVE tablets and ANTARA capsules.

Costs and Expenses

Total costs and expenses increased 15% to $112,281,000 for the year ended December 31, 2005 from $97,229,000 in 2004, primarily reflecting a full year of selling and marketing expense in 2005 due to the launch of FACTIVE in September 2004.

Cost of product sales increased significantly by 191% to $9,830,000 in 2005 from $3,381,000 in 2004. The commercial sale of FACTIVE tablets was launched in September 2004, and, thus, the current period represents a full year of sales compared to the initial product launch in the prior period. Included in the cost of product sales is $4,767,000 and $1,981,000 for 2005 and 2004, respectively, of amortization of intangible assets associated with FACTIVE. Our gross product margin at December 31, 2005 and 2004 including amortization of intangible assets was 52% and 17%, respectively. The primary reason for the improved margin was due to higher sales in 2005 and also due to approximately $800,000 of other manufacturing costs mainly related to the technology transfer to our new manufacturing site of FACTIVE tablets that was incurred in 2004. Our cost of revenues on FACTIVE for the year ended December 31, 2005 and 2004, after standard product cost and royalties, but excluding amortization of intangible assets, was 75% and 66% of product sales, respectively.

Research and development expenses decreased 51% to $14,432,000 in 2005 from $29,557,000 in 2004. Research and development activities include clinical trials, other clinical development, technology transfer and process optimization for manufacturing, and early-stage research and development funded internally as well as by government grants and strategic alliances. These research and development expenses primarily consist of salaries and related expenses for personnel, amortization of intangible assets and the cost of materials used in research and development. Other research and development expenses include fees paid to consultants and outside service providers. The decrease in research and development is primarily due to a decrease of approximately $7,849,000 relating to the termination of the Ramoplanin VRE trial in July 2004, a decrease of approximately $3,833,000 related to internal research effort and alliances as well as a decrease of approximately $2,879,000 in connection with the feasibility testing of FACTIVE manufacturing in a new contracted manufacturing site and a decrease in stock based compensation in the amount of $2,902,000 due to lower amortization of deferred compensation resulting from stock options that were issued as part of the merger with GeneSoft Pharmaceuticals in 2004 and decreased expenses related to terminations of personnel following the merger. These decreases are offset by an increase of approximately $2,338,000 in connection with the clinical trials for FACTIVE related to the five-day CAP study and the FACTIVE post-marketing study.

Selling and marketing expenses significantly increased by 115% to $74,931,000 in 2005 from $34,826,000 in 2004. This increase was primarily due to additional sales and marketing personnel and associated hiring costs of $24,625,000 and consulting costs of $9,188,000, increased other marketing, advertising and promotional costs of approximately $4,465,000 to support the launch of FACTIVE, increased costs of $3,539,000 associated with the promotion of TESTIM which began in the second quarter of 2005, offset by decreases of approximately $1,712,000 associated with marketing studies and other costs.

General and administrative expenses increased 1% to $13,088,000 in 2005 from $12,981,000 in 2004 primarily due to an increase in general and administrative payroll and related costs of approximately $810,000 and an increase of approximately $460,000 in other general and administrative expenses offset by a decrease in stock based compensation in the amount of $1,163,000 due to lower amortization of deferred compensation resulting from stock options that were issued as part of the merger with GeneSoft Pharmaceuticals in 2004 and decreased expenses related to terminations of personnel following the merger.

As part of our merger with Genesoft, we recorded a one-time charge of approximately $11,704,000 in 2004 related to in-process research and development expenses associated with internally funded early-stage target discovery programs. The valuation of the in-process research and development of $11,704,000 includes a peptide deformylase inhibitor research program (PDF) licensed from Vernalis (R & D) Limited for the treatment of infections.

Restructuring charges were $4,780,000 in 2005 consisting of $4,681,000 for the Beaver Street, Waltham, Massachusetts facility and $99,000 for severance costs.

Other Income and Expense

Interest income increased 40% to approximately $3,400,000 in 2005 from approximately $2,424,000 in 2004 reflecting higher yields on cash balances offset by lower overall cash balances in 2005.

Interest expense increased 44% to approximately $8,126,000 in 2005 from approximately $5,625,000 in 2004. In 2005, interest expense primarily consisted of approximately $5,346,000 related to the issuance of $153 million of senior convertible notes in the second quarter of 2004, approximately $1,180,000 related to the issuance of $22 million of convertible notes in connection with the Genesoft merger, $815,000 related to amortization of deferred financing costs along with approximately $742,000 related to non-cash interest expense related to the facility lease liability.

We recorded a gain on the sale of fixed assets of approximately $65,000 and $338,000 in 2005 and 2004, respectively, primarily related to the sale of laboratory and computer equipment, which were no longer used in operations as a result of restructuring.

For the year ended December 31, 2005, we recorded income from the sale of intellectual property of $2,500,000, due to the sale of intellectual property related to the genomic sequence of an undisclosed pathogen to Wyeth. We also recorded a gain on the disposition of marketable securities of approximately $2,162,000 in exchange for our ownership of common stock of Agencourt Bioscience Corporation, which was recently acquired by Beckman Coulter in a cash transaction.

For the year ended December 31, 2005, we recorded other income of approximately $43,000, primarily due to miscellaneous license fees related to genomic-based software sold in previous periods.

Discontinued Operations

For the years ended December 31, 2005 and 2004, we recorded income from discontinued operations of approximately $35,000 and $208,000, respectively for royalty payments from Agencourt who purchased our genomics services business in March 2004.

Liquidity and Capital Resources

Our primary sources of cash have been from the sale of debt and equity securities, product discovery alliances, the sale of FACTIVE tablets and ANTARA capsules and co-promotion revenues based on the sale of TESTIM. The TESTIM co-promotion agreement was terminated on August 31, 2006.

As of December 31, 2006, we had total cash, cash equivalents, restricted cash and short-term marketable securities of approximately $44,808,000, which includes approximately $6,612,000 in restricted cash. We will need to raise additional capital in the future to fund our operations. We believe that, under our current rate of investment in development and commercialization programs, our existing capital resources are adequate to support operations through at least the end of 2007. There is no assurance, however, that changes in our plans or events affecting our operations will not result in accelerated or unexpected expenditures.

In recent years, we have experienced a significant increase in hiring and employment costs in an effort to build an effective sales and marketing organization to commercialize our products, expand the medical/development organization to support additional development and commercialization of our products and to build the infrastructure necessary to support these efforts. We expect expenses in the sales and marketing areas to reflect continued commercialization of FACTIVE and ANTARA as we seek to grow our sales.

Cash Flows

Our operating activities used cash of approximately $63,637,000, $96,980,000 and $70,589,000 in 2006, 2005 and 2004, respectively.

Cash used in our operating activities for 2006 was primarily a result of our loss from continuing operations of approximately $78,477,000, adjusted for the gains of approximately $1,619,000 on the sales of investment and fixed assets, an increase in inventories of approximately $1,796,000 due to increased demand of ANTARA capsules and FACTIVE tablets, and an increase in accounts receivable of approximately $6,080,000 as a result of the acquisition of ANTARA, as well as decreases in clinical trial expense accrual of approximately $1,489,000 resulting from the completion of patient enrollment related to the Phase IV trial of FACTIVE, accrued facilities impairment charge of approximately $2,826,000 related to our west coast facility and accrued restructuring charges of approximately $1,076,000 related to our previous facility in Waltham, Massachusetts.

These uses of cash were partially offset by decreases in prepaid expenses and other current assets of approximately $1,901,000 resulting from decreases in net samples inventory and decreased costs associated with the utilization of a contracted third party sales organization, as well as decreases in interest receivable of approximately $233,000 related to the payment of interest upon maturity of investments, increases in accounts payable of approximately $3,955,000 primarily resulting from the acquisition of ANTARA, including royalties payable on the net sales of FACTIVE and ANTARA sold in the U.S. and accounts payable and other accrued expenses acquired as part of the ANTARA acquisition. Additional offsets include increases in accrued expenses and other current liabilities of approximately $5,900,000 resulting from increases in sales reserves and allowances and royalty interest payable as a result of the acquisition of ANTARA, increases in deferred revenue of approximately $1,386,000 pertaining to up-front license fees in relation to sublicense agreements with Pfizer Mexico, Abbott Canada, and Menarini, increases in other long-term liabilities of approximately $1,869,000 resulting from accrued interest on the $22,310,000 convertible note and the $20,000,000 note payable to Paul Capital, as well as non-cash depreciation and amortization expenses of approximately $12,502,000 including amortization of intangible assets, stock based compensation, non-cash interest expense, and provision for excess and obsolete inventories and provision for accounts receivables of approximately $1,980,000.

Cash used in our operating activities for 2005 was primarily a result of our loss from continuing operations of approximately $88,628,000, adjusted for the gains of approximately $2,227,000 on the sales of investment and fixed assets, an increase in inventories of approximately $7,129,000 due to increased demand of FACTIVE tablets, and an increase in accounts receivable of approximately $1,983,000 resulting from the co-promotion agreement with Auxillium, as well as decreases in accounts payable of approximately $2,633,000 resulting from timing of payables processing, accrued expenses and other liabilities of approximately $4,678,000 resulting from decreases in costs associated with the Genesoft merger and decreases in cost associated with the utilization of a contracted third party sales organization, clinical trial expense accrual of approximately $941,000 resulting from the completion of the FACTIVE five-day CAP trial, deferred revenue of approximately $1,302,000 related to our initial stocking incentive program, accrued facilities impairment charge of approximately $2,947,000 related to our west coast facility and accrued restructuring charge of approximately $1,143,000 related to our previous facility in Waltham, Massachusetts. These uses of cash were partially offset by decreases in prepaid expenses and other current assets of approximately $5,350,000 and $1,247,000 in interest receivable as a result of timing of payments on maturity investments and overall decrease in our investment securities, balance and an increase in accrued other long-term liabilities of approximately $993,000 resulting from accrued interest on the existing 2009 notes, as well as non-cash depreciation and amortization expenses of approximately $7,974,000 including amortization of intangible assets, stock based compensation, non-cash interest expense and provision for excess and obsolete inventories of approximately $1,067,000.

Cash used in our operating activities for 2004 was due primarily to our loss from continuing operations of approximately $93,479,000, an increase in inventories of approximately $6,959,000 to support the launch of FACTIVE, and other increases in an interest receivable, accounts receivable, prepaid expenses and other current assets as well as decreases in accrued facility impairment charge, and clinical trial expense accrual. These uses of cash were partially offset by increases in accounts payable, accrued expenses and other liabilities, deferred revenue, accrued restructuring charge, accrued other long-term liabilities, and non-cash expenses, such as amortization of deferred compensation, depreciation and amortization expense, restructuring charge, interest expense, and write-off of in-process technology.

Our investing activities used cash of approximately $68,117,000 in 2006, provided cash of approximately $96,823,000 in 2005, and used cash of approximately $120,236,000 in 2004.

Cash used in our investing activities in 2006 were primarily related to the acquisition of ANTARA of approximately $77,563,000, and increases in other assets of approximately $329,000 and net purchases of property and equipment of approximately $263,000. These uses of cash were partially offset by proceeds from maturities of marketable securities of approximately $2,696,000, decreases in restricted cash associated with interest payments on debt of approximately $5,118,000, proceeds from the disposition of an investment of approximately $1,617,000 and net proceeds from notes receivable of approximately $604,000.

Cash provided by our investing activities in 2005 were primarily related to proceeds from maturities of marketable securities of approximately $94,694,000, proceeds related to the disposition of Agencourt stock upon its acquisition by Beckman Coulter of approximately $2,387,000, a decrease of restricted cash of approximately $5,246,000 related to the payment of convertible note interest, a decrease in other assets of approximately $471,000, proceeds from sales of fixed assets of approximately $359,000 and proceeds from notes receivable of approximately $440,000. Cash provided from investing activities was partially offset by the issuance of notes receivable of approximately $2,740,000 related to a deposit required in order to lease vehicles for the sales representatives, purchases of marketable securities of approximately $2,706,000 and purchases of property and equipment of approximately $1,328,000.

Cash used by our investing activities in 2004 were primarily related to cash used in connection with the merger with Genesoft of approximately $14,875,000, purchases of marketable securities of approximately $143,037,000, increases in restricted cash of approximately $13,279,000 and other assets of approximately $4,238,000 as well as purchases of property and equipment of approximately $1,532,000. These uses of cash were partially offset by proceeds from maturities of marketable securities of approximately $55,824,000 and sale of property and equipment of approximately $901,000.

Our financing activities provided cash of approximately $104,332,000 in 2006. This was primarily due to the issuance of 2,254,402 (as adjusted to reflect our 1-for-8 reverse stock split) shares of common stock in connection with the completion of a private placement which generated net proceeds of approximately $33,477,000; proceeds of $20,000,000 from the issuance of a note in connection with the financing of the ANTARA acquisition; proceeds of $40,000,000 from an assignment of revenue interest in connection with the financing of the ANTARA acquisition and net proceeds of approximately $9,958,000 from the issuance of 1,388,889 shares of common stock in connection with financing the acquisition of ANTARA. In addition, we received approximately $166,000 from the exercise of 89,456 stock options and proceeds of approximately $740,000 from the issuance of 78,987 shares of stock under the employee stock purchase plan, offset by payments made on capital lease obligations of approximately $9,000.

Our financing activities in 2005 provided cash of approximately $997,000, primarily due to proceeds from exercise of stock options of approximately $871,000 and proceeds from the issuance of shares under the employee stock purchase plan of approximately $417,000, offset by payments of long-term obligations of approximately $291,000.

Our financing activities in 2004 provided cash of approximately $234,391,000, primarily due to gross proceeds from the issuance of convertible notes of $152,750,000 and net proceeds from issuance of stock through private placement in conjunction with the merger of approximately $80,864,000. We also received proceeds from exercise of 266,233 stock options of approximately $1,865,000, proceeds from exercise of warrants of approximately $195,000 and proceeds from the issuance of 15,693 shares of stock under the employee stock purchase plan of approximately $303,000. These proceeds were partially offset by payments of long-term obligations of approximately $1,586,000.

At December 31, 2006, we had net operating loss carryforwards of approximately $440,400,000 and $329,386,000 available to reduce federal and state taxable income, if any, respectively. In addition, we also had tax research credit carryforwards of approximately $16,726,000 to reduce federal and state income tax, if any. Net operating loss carryforwards are subject to review and possible adjustment by the Internal Revenue Service and may be limited in the event of certain cumulative changes in ownership interests of significant shareholders over a three-year period in excess of 50%. Additionally, certain of our losses have begun to expire due to time, not limitations.

Our Outstanding Debt Obligations and Equity Financings

In the quarter ended June 26, 2004, we issued $152,750,000 in principal amount of our existing 2011 notes. These notes are convertible into shares of our common stock at the option of the holders at a conversion price of $53.14 per share, as adjusted pursuant to the reverse stock split which we effectuated in November 2006. We may not redeem the notes at our election before May 10, 2010. After this date, we can redeem all or a part of the notes for cash at a price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest. Upon the occurrence of a termination of trading of our common stock or a change of control transaction in which substantially all of our common stock is exchanged for consideration other than common stock that is listed on a U.S. national securities exchange or market (such as NASDAQ), holders of these notes have the right to require us to repurchase all or any portion of their notes at a price equal to 100% of the principal amount plus accrued and unpaid interest. In addition, in the case of a change of control transaction in which all of the consideration paid for our common stock consists of cash, we may have an obligation to pay an additional make-whole premium to the note holders based on a formula set forth in the indenture.

On February 6, 2004, in connection with our merger with Genesoft, we issued $22,309,647 in principal amount of our existing 2009 notes which were recorded in investing activities as cash flows related to acquisition. These notes are convertible into our common stock at the option of the holders, at a conversion price of $53.13 per share, as adjusted pursuant to the reverse stock split which we effectuated in November 2006. In addition, we have the right to force conversion if the price of our common stock closes above 150% of the then effective conversion price for 15 consecutive trading days. At the closing of the merger, the holders of these notes also received an aggregate of 601,693 shares of our common stock representing the payment of accrued interest and related amounts on certain outstanding notes previously issued to such holder by Genesoft.

Other Financial Arrangements

To finance the acquisition of ANTARA in August 2006, we, together with our wholly-owned subsidiary Guardian II Acquisition Corporation, or Guardian II (the entity which holds all of the ANTARA assets), entered into several financing agreements with Paul Royalty Fund Holdings II, LP, an affiliate of Paul Capital Partners, or Paul Capital, including the Revenue Interests Assignment Agreement, the Note Purchase Agreement and the Common Stock and Warrant Purchase Agreement, in consideration for an aggregate amount of $70 million.

Under the Revenue Interests Assignment Agreement (the “Revenue Agreement”), we sold to Paul Capital the right to receive specified royalties on our net sales in the U.S. (and the net sales of its affiliates and licensees) of FACTIVE tablets and Guardian II sold to Paul Capital the right to receive specified royalties on Guardian II’s net sales in the U.S. (and the net sales of its affiliates and licensees) of the ANTARA products, in each case until December 31, 2016. The royalty payable to Paul Capital on net sales of ANTARA and FACTIVE starts each fiscal year as a high single-digit royalty rate and could decline to a low single-digit royalty rate based on achievement of annual specified sales thresholds in each fiscal year. Once the cumulative royalty payments to Paul Capital exceed $100 million, the royalties become nominal. In connection with the Revenue Agreement, we recorded a liability, referred to as the revenue interest liability, of approximately $40 million in accordance with EITF 88-18, Sales of Future Revenues. We will impute interest expense associated with this liability using the effective interest rate method and will record a corresponding accrued interest liability. The effective interest rate is calculated based on the rate that would enable the debt to be repaid in full over the life of the arrangement. The interest rate on this liability may vary during the term of the agreement depending on a number of factors, including the level of ANTARA and FACTIVE sales. Payments made to Paul Capital as a result of ANTARA and FACTIVE sales levels will reduce the accrued interest liability and the principal amount of the revenue interest liability. Through December 31, 2006, there have been no repayments made to Paul Capital as a result of ANTARA or FACTIVE sales.

In the event of (i) a change of control of Oscient or Guardian II, (ii) a bankruptcy of Oscient or Guardian II, (iii) a transfer by Oscient or any of its subsidiaries of substantially all of either ANTARA or FACTIVE, (iv) subject to a cure period, breach of certain material covenants and representations in the Revenue Agreement and (v) in the event the sale of ANTARA is suspended due to a court issued injunction or we elect to suspend sales of ANTARA, in each case as a result of a lawsuit by certain third parties (each a “Put Event”), Paul Capital has the right to require Oscient and Guardian II to repurchase from Paul Capital its royalty interest at a price in cash which equals the greater of (a) a specified multiple of cumulative payments made by Paul Capital under the Revenue Agreement less the cumulative royalties previously made to Paul Capital; or (b) the amount which will provide Paul Capital, when taken together with the royalties previously paid, a specified rate of return (the “Put/Call Price”). Upon a bankruptcy event, Oscient and Guardian II are automatically required to repurchase the Paul Capital royalty interest at the Put/Call Price. In the event of a change of control of Oscient, we have the right to repurchase the

Paul Capital royalty interest for an amount equal to the Put/Call Price. We have determined that Paul Capital’s put option and our call option meet the criteria to be considered an embedded derivative and should be accounted for as such. We recorded a net liability of $1,005,000 related to the put/call option to reflect its estimated fair value as of the date of the agreement, in accordance with SFAS No. 133, Accounting for Derivatives Instruments and Hedging Activities. This liability will be revalued on a quarterly basis to reflect any changes in the fair value and any gain or loss resulting from the revaluation will be recorded in earnings. As of December 31, 2006, no gain or loss has been recorded.

During the first two fiscal years immediately following the fiscal year in which combined annual net sales of ANTARA and FACTIVE are equal to or greater than $125 million, Oscient and Guardian II have the right, but not the obligation, to reduce the royalty percentages due under the Revenue Agreement to Paul Capital by 50% by paying Paul Capital a price in cash which will provide Paul Capital, when taken together with the royalties previously paid, a specified rate of return. During the first two fiscal years immediately following the fiscal year in which combined annual net sales of ANTARA and FACTIVE are equal to or greater than $250 million, Oscient and Guardian II have the right, but not the obligation, to repurchase the Paul Capital royalty interest at a price in cash which will provide Paul Capital, when taken together with the royalties previously paid, a specified rate of return.

Guardian II entered into a Note Purchase Agreement, or the Note Purchase Agreement, with Paul Capital pursuant to which Guardian II issued and sold a $20,000,000 aggregate principal amount of 12% senior secured note, or the Note, due on the fourth anniversary of the closing date, subject to Guardian II’s option to extend the maturity to the sixth anniversary of the closing date, provided (i) there are no defaults under the Note at the time, and (ii) we issue to Paul Capital, at the time of the exercise of such option, a warrant for a number of shares of common stock equal to 10% of the principal balance plus accrued interest divided by $6.94, with an exercise price of $6.94 per share. If we exercise such option, the number of shares subject to the warrant issuable to Paul Capital would be between 288,018 shares and 367,529 shares, depending upon the amount, if any, of the interest payable on the Note we elect to have added to the principal of the Note rather than paid in cash as described below.

Interest is payable semi-annually in arrears on the last day of each of March and September. Guardian II has the option to pay interest in cash or to have 50% of the interest paid in cash and 50% of the interest added to principal. In the event of a change of control of Oscient or on or after the second anniversary of the closing, Oscient and Guardian II may at our option prepay all or any part of the Note at a premium which declines over time. In the event of an event of default, with “event of default” defined as a continuing Put Event under the Revenue Agreement as described in more detail above, the outstanding principal and interest in the Note will become immediately due and payable.

Subject to the Revenue Agreement and the Note Purchase Agreement, without the prior written consent of Paul Capital, Oscient and Guardian II have agreed not to (i) amend, waive any rights under, or terminate any material license agreements, including the agreements relating to the ANTARA products and FACTIVE, (ii) enter into any new agreement or amend or fail to exercise any of its material rights under existing agreements that would adversely affect Paul Capital’s royalty interest, and (iii) sell any material assets related to ANTARA or FACTIVE.

Pursuant to the terms of the Revenue Agreement and the Note Purchase Agreement, Guardian II and Paul Capital entered into a Security Agreement, or the Security Agreement, under which Guardian II granted to Paul Capital a security interest in and to substantially all assets owned by Guardian II (including rights to the ANTARA products) in order to secure its performance under each of the Revenue Agreement, the Note Purchase Agreement and the Note. Under the terms of the agreements with Paul Capital, we are also obligated to maintain a portion of our consolidated cash in an account in the name of Guardian II. To the extent the indebtedness under certain of our pre-existing debt obligations is refinanced or replaced and such replacement or refinancing indebtedness is secured, we have agreed to equally and ratably secure its obligations under the Revenue Agreement.

As part of the financing, we and Paul Capital also entered into a Common Stock and Warrant Purchase Agreement, or the Stock and Warrant Purchase Agreement, pursuant to which, in exchange for $10 million, Oscient sold to Paul Capital 1,388,889 shares (the “Shares”) of the Common Stock, at a price of $7.20 per share (the “Private Placement”) and issued Paul Capital a warrant (the “Warrant”) to purchase 288,018 shares of Common Stock (the “Warrant Shares”) at an exercise price of $6.94 per share. The Warrant is exercisable for seven years from the date of closing. The Warrant contains a net share settlement feature and penalties if Oscient does not deliver the applicable amount of Warrant Shares within three trading days of exercise of a Warrant by Paul Capital. The Warrant also contains provisions providing that, at Paul Capital’s election, Oscient must re-purchase the Warrant from Paul Capital upon a sale of the Company in which the consideration for such sale is solely cash. We agreed pursuant to the Stock and Warrant Purchase Agreement to elect one person designated by Paul Capital to our Board of Directors following the closing and to continue to nominate one person designated by Paul Capital for election to our Board of Directors by our shareholders. The director designated by Paul Capital shall resign and we shall no longer be required to nominate a director designated by Paul Capital upon the later of the following events: (1) if Paul Capital ceases to own at least five percent of the our Common Stock or securities convertible into our Common Stock; (2) if we owe Paul Capital less than $5,000,000 under the Note pursuant to the Note Purchase Agreement; (3) the cumulative payments to Paul Capital made by us under the terms of the Revenue Agreement first exceed 250% of the consideration paid to us by Paul Capital; or (4) if the amounts due by us pursuant to the Revenue Agreement cease to be due. If at any time Paul Capital’s designee is not elected to our Board of Directors, Paul Capital’s designee will have a right to participate in all meetings of our Board of Directors in a nonvoting observer capacity.

Contractual Obligations

Our major outstanding contractual obligations relate to our convertible promissory notes, our facility leases and our financing agreements with Paul Royalty Fund Holdings II, LP, through which we funded our acquisition of ANTARA. The following table summarizes our significant contractual obligations and the effect such obligations are expected to have on our liquidity and cash flow in future periods, excluding the effect of the exchange offers and the new money offering.

(in thousands)	2007	2008	2009	2010	2011	Thereafter	Total
Operating leases	$5,098	$5,424	$5,613	$5,799	$1,786	$245	$23,965
Sublease contracted income	(1,037)	(526)	(45)	—	—	—	(1,608)
Current sublease forecasts(1)	(1,519)	(1,926)	(1,099)	(1,183)	(199)	—	(5,926)

	2,542	2,972	4,469	4,616	1,587	245	16,431

Convertible promissory notes, including interest(2,3)	5,346	5,346	33,904	5,346	155,423	—	205,365
Term Loan(4)	1,245	1,321	1,402	26,625	—	—	30,593

Total forecasted contractual obligations	$9,133	$9,639	$39,775	$36,587	$157,010	$245	$252,389

“footnotes on following page”

(1)	The current market reflects lower demand and cost for space, as well as shorter term leases.
(2)

Upon the closing of the Genesoft merger, we exchanged approximately $22.3 million of our convertible promissory notes for a like principal amount of Genesoft promissory notes. The convertible promissory notes bear an interest rate of 5% compounded semi-annually and mature on February 6, 2009. The convertible promissory notes are convertible into shares of our common stock at the holder’s election at any time at a price per share equal to $53.13 per share, as adjusted pursuant to the reverse stock split which we effectuated in November 2006. The convertible promissory notes payable of approximately $28.6 million at maturity date includes approximately $6.2 million of accrued interest payable.

(3)

In the quarter ended June 26, 2004, we issued $152.8 million in principal amount of 3 1/2% senior convertible notes due in April 2011. These notes are convertible into shares of our common stock at the option of the holders at a conversion price of $53.14 per share, as adjusted pursuant to the reverse stock split which we effectuated in November 2006. In connection with the issuance, we recorded deferred financing costs of $5.7 million which is being amortized to interest expense on a straight-line basis over the period the notes are outstanding. A portion of the net proceeds from the offering was used to purchase U.S. government securities as pledged collateral to secure the first six scheduled interest payments on the notes, of which three are classified as restricted cash on the December 31, 2005 consolidated balance sheet and the last interest payment which is classified as restricted cash on the December 31, 2006 consolidated balance sheet.

(4)

Pursuant to the financing of our acquisition of ANTARA, our wholly owned subsidiary, Guardian II Acquisition Corporation, entered into a Note Purchase Agreement with Paul Capital pursuant to which Guardian II issued and sold a $20.0 million aggregate principal amount of 12% senior secured note due on the fourth anniversary of the closing date, subject to Guardian II’s option to extend the maturity to the sixth anniversary of the closing date. Interest is payable semi-annually in arrears on the last day of each of March and September. Guardian II has the option to pay interest in cash or to have 50% of the interest paid in cash and 50% of the interest added to principal.

In addition to the amounts reflected in the table above, in the future, we may owe royalties and other contingent payments to our collaborators and licensors, based on the achievement of product sales and specified other objectives and milestones, including a minimum annual product purchase commitment to Ethypharm pursuant to the ANTARA license agreement.

BUSINESS

Overview

We are a commercial-stage biopharmaceutical company marketing two U.S. Food and Drug Administration (FDA) approved products with our national primary care sales force. We are focused on selling and marketing products to community-based primary care physicians.

We currently market two FDA-approved products in the U.S.—a cardiovascular product, ANTARA® (fenofibrate) capsules, and a fluoroquinolone antibiotic, FACTIVE® (gemifloxacin mesylate) tablets. ANTARA is approved by the FDA, to treat hypercholesterolemia (high blood cholesterol) and hypertriglyceridemia (high triglycerides) in combination with a healthy diet. Our national sales force began marketing ANTARA in late August 2006. The market for fenofibrate products was approximately $1.5 billion in 2006 and the U.S. market for treating dyslipidemias was approximately $25 billion in 2006. We license the U.S. rights to ANTARA from Ethypharm S.A. FACTIVE is FDA-approved for the treatment of community-acquired pneumonia, or CAP, of mild to moderate severity and acute bacterial exacerbations of chronic bronchitis, or AECB. We license the rights to gemifloxacin, the active ingredient in FACTIVE tablets, from LG Life Sciences. We launched FACTIVE in the U.S. in September 2004. The market for fluoroquinolones in the U.S. was approximately $3.5 billion in 2006.

Additionally, we have a novel, late-stage antibiotic candidate, Ramoplanin, under investigation for the treatment of Clostridium difficile-associated disease, and we are exploring partnering and other strategic opportunities for the continued development of Ramoplanin.

Our strategy is to identify new products to acquire, in-license or co-promote for the U.S. marketplace in order to leverage our existing commercial infrastructure, including our national primary care sales force.

ANTARA

The Fenofibrate and Cholesterol-Treatment Markets

Nearly 37 million Americans have total cholesterol values above recommended levels and heart disease remains the number one cause of death in the U.S. Abnormal cholesterol and lipid levels, known as dyslipidemia, can lead to the development of atherosclerosis, a dangerous hardening of blood vessels and a primary cause of coronary heart disease. Managing cholesterol levels is a complex undertaking and there are several therapeutic options available, tailored to the different types of abnormalities. Statins are the standard of care for lowering high levels of LDL (low density lipoprotein) cholesterol. Fenofibrate products have demonstrated their utility in managing “atherogenic dyslipidemia,” or “mixed dyslipidemia” also known as lipid abnormalities, which is characterized by high triglycerides, low HDL (high density lipoprotein) cholesterol, high levels of remnant-like particle cholesterol and a high proportion of cholesterol carried by small, dense LDL particles. Other drugs commonly used to treat lipid abnormalities include niacin and omega-3 fatty acids.

In 2006, total U.S. sales of fenofibrate products were approximately $1.5 billion, a 25% increase over 2005 sales. The fenofibrate market has experienced a 35% average annual growth in sales since 2002. Net sales from August 2006, when we began marketing ANTARA, through December 31, 2006, totaled $16.8 million.

Indications and Efficacy

ANTARA is a once-daily formulation of fenofibrate approved for use in combination with a diet restricted in saturated fat and cholesterol to reduce elevated LDL cholesterol (“bad” cholesterol), triglyceride and apolipoprotein B (free floating fats in the blood) levels and to increase HDL cholesterol (“good” cholesterol) in adult patients with high cholesterol or an abnormal concentration of lipids in the blood. Fenofibrate products work primarily to lower triglycerides and increase HDL cholesterol. ANTARA received FDA approval in November 2004 and is approved and marketed in 43 mg and 130 mg doses. The predominantly prescribed dose is the 130 mg strength, with the 43 mg dose generally used for titration and in patients with impaired renal function. ANTARA is the lowest dose fenofibrate product currently approved by the FDA. ANTARA was approved based in part on demonstrating its bioequivalence to Abbott Laboratories’ fenofibrate product Tricor®, meaning that, under FDA guidelines, the bioequivalence of the two products does not differ significantly when the two products are given under similar conditions. ANTARA was also studied in the Triglyceride Reduction in Metabolic Syndrome study, known as TRIMS, to measure the impact of ANTARA on cholesterol levels in patients with multiple cardiovascular risk factors and to assess the use of ANTARA without regard to meals.

For the treatment of hypercholesterolemia, ANTARA is approved as adjunctive therapy to diet to reduce elevated LDL-C, total C, triglycerides and apolipoprotein B (apo B) and to increase HDL-C in adult patients with primary hypercholesterolemia or mixed dyslipidemia. The effects of fenofibrate at a dose equivalent to 130 mg ANTARA per day were assessed in four randomized, placebo-controlled, double-blind, parallel-group studies. Fenofibrate therapy lowered LDL-C, total-C, and the LDL-C/HDL-C ratio. In these studies, fenofibrate therapy also lowered triglycerides, raised HDL-C and significantly reduced apo B as compared with placebo.

ANTARA is also indicated as adjunctive therapy to diet for the treatment of hypertriglyceridemia, which affects an estimated 10% of American men over the age of 30 and 10% of American women over the age of 55. In clinical studies, the effects of fenofibrate on serum triglycerides were studied in two randomized, double-blind, placebo-controlled clinical trials of 147 hypertriglyceridemic patients for eight weeks. In patients with hypertriglyceridemia, treatment with fenofibrate at dosages equivalent to 130 mg ANTARA per day effectively decreased very low density lipoprotein (VLDL) triglycerides and VLDL cholesterol.

Mechanism of Action:    ANTARA increases lipolysis and elimination of triglyceride-rich particles from plasma by activating lipoprotein lipase and reducing production of apoprotein C-III (an inhibitor of lipoprotein lipase activity). The resulting fall in triglycerides produces an alteration in the size and composition of LDL from small, dense particles (which are thought to be atherogenic due to their susceptibility to oxidation), to large buoyant particles. These larger particles have a greater affinity for cholesterol receptors and are catabolized rapidly. ANTARA also activates PPAR-alpha, which induces an increase in the synthesis of apoproteins A-I, A-II and HDL-cholesterol.

Competitive Advantages:    ANTARA is distributed in 130 mg and 43 mg formulations, as compared to the 145 mg and 48 mg formulations of the market leader Tricor, which is marketed by Abbott Laboratories. The TRIMS study produced exclusive clinical data for ANTARA. In the study, ANTARA was evaluated in patients with elevated triglyceride levels and multiple cardiovascular risk factors. Of the 146 patients studied, 70% had hypertension and 32% had diabetes. The double-blind, placebo-controlled trial measured levels of total cholesterol, triglycerides, HDLs and LDLs, as well as other types of cholesterol, during eight weeks of therapy. In the study, ANTARA demonstrated the ability to reduce triglyceride and increase HDL-C levels after two weeks of therapy. At the end of therapy, patients treated with ANTARA had a statistically significant 37% reduction in their triglyceride levels and a statistically significant 14% increase in their HDL levels.

License Agreement

On August 18, 2006, we acquired rights to ANTARA in the Unites States from Reliant Pharmaceuticals Inc., or Reliant, for $78.0 million plus a $4.3 million payment for ANTARA inventory, excluding estimated transaction costs. Under the terms of our acquisition of ANTARA, we assumed certain of Reliant’s liabilities related to ANTARA, including obligations to make certain royalty payments and milestone payments on sales of ANTARA and we were assigned rights to and assumed obligations under an exclusive license to the rights to ANTARA from Ethypharm S.A. (Ethypharm). In order to maintain the exclusivity of our rights, we must achieve minimum annual sales in the U.S. until February 2012 or pay amounts to Ethypharm to compensate for any shortfall. During the term of the agreement with Ethypharm, we are obligated to pay a royalty on net sales of ANTARA in the U.S., including a royalty on other fenofibrate monotherapy products in formulations and dosage forms that may be substantially similar or identical to ANTARA developed by us. The license term expires in February 2020 and, absent notice of termination by either party, automatically renews for additional two year periods. Under the terms of the agreement, at our option, Ethypharm is obligated to either manufacture and deliver to us finished ANTARA capsules or deliver bulk product to us for encapsulation and packaging. Ethypharm also has a right of first refusal on any divestiture of the ANTARA rights by us. Additional Oscient obligations under the Ethypharm agreement include using commercially reasonable efforts to maintain a sales force of at least 150 representatives through February 2008 and funding a portion of the active pharmaceutical ingredient safety stock that Ethypharm is required to maintain.

Pursuant to the terms of our acquisition of ANTARA from Reliant, we also acquired the New Drug Application, or NDA, and the Investigational New Drug application, or IND, covering the ANTARA products in the U.S., clinical data, inventory, the ANTARA® trademark in the U.S. and certain related contracts and licenses covering intellectual property rights related to the ANTARA products. We also assumed certain of Reliant’s liabilities related to the ANTARA products.

We are not required to pay Reliant a royalty on the sale of the ANTARA products; however, we are required to pay a low single-digit royalty to Reliant for a specified time period on net sales of any line extensions and improvements to the ANTARA products which we develop, which include all products containing fenofibrate as its active pharmaceutical ingredient. We currently pay no royalties to Reliant. We also agreed that we would not, at any time prior to August 2016, develop or sell any product in the U.S. that is a combination of fenofibrate and an omega-3 compound without the prior written consent of Reliant.

FACTIVE

Infectious Diseases Market

Infectious diseases represent the second leading cause of death worldwide accounting for over 14 million deaths each year, with lower respiratory tract infections alone causing 3.9 million deaths annually. Sales of antibiotics in the U.S. totaled $13 billion in 2006. Within the antibiotic market, fluoroquinolones, a product class with close to $3.5 billion in annual sales in the U.S. in 2006, have been gaining market share at the expense of older classes of antibiotics, according to Wolters Kluwer, a leading provider of pharmaceutical market data. This is a trend that is expected to continue as resistance to older antibiotic classes increases. Bacterial infections are the ninth leading cause of death in the U.S.

The principal classes of antibiotics include beta-lactams, fluoroquinolones, macrolides, ketolides, tetracyclines, aminoglycosides, glycopeptides and trimethoprim combinations. Bacterial resistance to existing antibiotics has been increasing in recent years, leading to bacterial infection recurrences, treatment failures and higher costs. These factors have fueled a growing need for more effective products in existing antibiotic classes, as well as for products with new mechanisms of action.

Acute Bacterial Exacerbations of Chronic Bronchitis:    Chronic bronchitis is a health problem associated with significant morbidity and mortality. It is estimated that chronic bronchitis affects more than 9 million adults in the U.S. Patients with chronic bronchitis are prone to frequent exacerbations, characterized by increased cough and other symptoms of respiratory distress. Longitudinal studies have estimated that 1 to 4 exacerbations occur each year in patients with chronic bronchitis; studies estimate that two-thirds are caused by bacteria. Exacerbations are estimated to account for approximately 12 million physician visits per year in the U.S. Antibiotic therapy, the standard treatment for acute bacterial exacerbations of chronic bronchitis, or AECB, is typically effective in reducing the course of illness for patients. Fluoroquinolones are frequently used to treat AECB due to their activity versus Haemophilus influenzae and Moraxella catarrhalis, two of the most common causes of these infections. Newer fluoroquinolones have enhanced activity versus Streptococcus pneumoniae, another common cause of these infections.

Community-Acquired Pneumonia:    Community-acquired pneumonia, or CAP, is a common and serious illness in the U.S. Of the estimated 4 to 5 million cases per year of CAP, nearly 1 million cases occur in patients over the age of 65. CAP cases result in approximately 10 million physician visits and as many as 1 million hospitalizations annually. Antibiotics are the mainstay of treatment for most patients with pneumonia, and where possible, antibiotic treatment should be specific to the pathogen responsible for the infection and individualized. However, since the responsible pathogen is not identified in a high proportion of patients with CAP, physicians usually take an empiric approach to treatment in the first instance. Over the last decade, resistance to penicillins and macrolides has increased significantly, and in many cases, fluoroquinolones are now recommended as a first-line of therapy due to their efficacy against a wide range of respiratory pathogens, including many antibiotic resistant strains. The most recent treatment guidelines from the Infectious Diseases Society of America and the American Thoracic Society recommend fluoroquinolones as a first-line treatment for certain higher-risk patients with CAP and as therapy for treating patients with pneumonia in geographic regions of the U.S. with high levels of macrolide-resistant S. pneumoniae.

Indications and Efficacy

FACTIVE is a member of the fluoroquinolone class of antibiotics. In April 2003, FACTIVE was approved by the FDA for the treatment of AECB and CAP of mild to moderate severity. In July 2003, FACTIVE was also approved by the FDA to treat CAP caused by multi-drug resistant Streptococcus pneumoniae, or S. pneumoniae, a growing clinical concern. Multi-drug resistant S. pneumoniae, or MDRSP, is defined as S. pneumoniae resistant to two or more of the following antibiotics: penicillin, second-generation cephalosporins (such as cefuroxime), macrolides, tetracyclines, and trimethoprim/sulfamethoxazole.

In 2006, FACTIVE generated $21.5 million in net revenues. FACTIVE has potent in vitro activity against a wide range of Gram-positive, Gram-negative and atypical pathogens, including key respiratory pathogens, such as S. pneumoniae, H. influenzae and M. catarrhalis. FACTIVE is bactericidal at clinically achievable concentrations. Gemifloxacin, the active ingredient in FACTIVE, has minimum inhibitory concentrations, or MICs, as low as 0.032 µg/ml for S. pneumoniae. In clinical trials, FACTIVE has been administered to approximately 8,000 patients and had a good overall safety and tolerability profile. FACTIVE has been the subject of over 200 scientific publications and has been mentioned in nearly 300 scientific articles. Among the research published are data from a study involving 438 subjects indicating that a statistically significant higher percentage of patients treated with FACTIVE (71%) remained free of AECB recurrences than those treated with a comparator agent (58.5%) over a six-month period following treatment.

Mechanism of Action:    FACTIVE tablets act by inhibiting bacterial DNA synthesis through the inhibition of both DNA gyrase and topoisomerase IV, two enzymes essential for bacterial growth and survival. Strains of S. pneumoniae showing mutations in both DNA gyrase and topoisomerase IV (double mutants) are resistant to most fluoroquinolones. Since gemifloxacin has the ability to inhibit both target enzymes at therapeutically relevant drug levels, some of these S. pneumoniae double mutants remain susceptible to FACTIVE. FACTIVE is also active against many strains of S. pneumoniae that are resistant to other classes of antibiotics.

Clinical Efficacy:    The clinical development program for FACTIVE included 19 Phase III trials in respiratory tract infections. FACTIVE was studied for the treatment of acute bacterial exacerbations of chronic bronchitis in three pivotal, non-inferiority, double-blind, randomized, active-controlled clinical trials using 320 mg once daily for 5 days. In these principal Phase III AECB studies FACTIVE given once daily for 5 days was at least as effective as the comparators given for 7 days, with clinical response rates in the FACTIVE arms ranging from 85.4% to 93.6%. FACTIVE was also studied for the treatment of CAP in three double-blind, randomized, active-controlled clinical studies, one open, active-controlled study, and two uncontrolled studies. The results of these studies showed that gemifloxacin was effective in the treatment of mild to moderate CAP.

Safety and Tolerability:    FACTIVE tablets have been studied in approximately 8,000 patients in clinical trials and we estimate that to date, nearly 600,000 prescriptions have been written for FACTIVE since its launch in September 2004. In clinical trials, the incidence of adverse events reported for FACTIVE tablets was low and comparable to comparator drugs, namely beta-lactam antibiotics, macrolides and other fluoroquinolones. Most adverse events were described as mild to moderate. The most common adverse events reported in FACTIVE clinical trials were diarrhea, rash and nausea. In clinical trials, rash was reported in 2.8% of patients receiving gemifloxacin and was more commonly observed in patients with treatment durations greater than seven days and patients less than 40 years of age, particularly females. Since the launch of the drug, the post-marketing adverse events reported have been consistent with those observed in the clinical development program, and with the fluoroquinolone class as a whole.

Competitive Advantages:    We believe the competitive advantages of FACTIVE tablets include:

•	FACTIVE has been shown in in vitro studies to be active against many bacterial isolates resistant to other classes of antibiotics.

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FACTIVE is the most active fluoroquinolone against S. pneumoniae, one of the most prevalent pathogens found in lower respiratory tract infections, compared to the currently marketed fluoroquinolones (MIC90 0.032 µg/mL).

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FACTIVE has a dual mechanism of action in bacteria, targeting two enzymes essential for bacterial growth and survival at therapeutically relevant drug levels, and as a result we believe FACTIVE has low potential for resistance generation.

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FACTIVE is effective in the treatment of CAP due to penicillin-resistant S. pneumoniae and due to MDRSP. In clinical trials, of 22 patients with MDRSP treated with FACTIVE for 7 days, 19 (87%) achieved both clinical and bacteriological success at follow-up.

•	FACTIVE can be dosed once daily, with short courses of therapy for both AECB (5 days) and CAP (7 days).

•	FACTIVE achieves high concentration levels in lung and bronchial tissues and in secretions.

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FACTIVE has composition of matter patent protection which extends into 2018, longer than the composition of matter patent protection for any currently marketed fluoroquinolone or other antibiotic widely used to treat respiratory tract infections.

Post-Marketing Commitments:    As a post-marketing commitment to the FDA, we are conducting a Phase IV trial of FACTIVE. This prospective, randomized study is examining the activity of FACTIVE tablets (5,000 patients) versus an active comparator (2,500 patients) in treating patients with mild-to-moderate CAP or AECB. The study includes patients of different ethnicities so that safety information in populations not substantially represented in the existing clinical trial program could be collected, specifically as it relates to rash. This Phase IV trial was initiated in the fall of 2004 and enrollment was completed in January 2007. In connection with the approval of FACTIVE tablets, the FDA has also required us to perform a utilization study to obtain data on the prescribing patterns and use of FACTIVE tablets for the first three years after initial marketing in the U.S. As part of this requirement, we furnish interim reports to the FDA on an annual basis on the number of prescriptions issued, including refills and the diagnoses for which the prescriptions are dispensed.

Development of FACTIVE

Five-Day Treatment of CAP:    We have completed a clinical trial to demonstrate that a five-day course of FACTIVE for the treatment of mild to moderate CAP is as effective as the currently approved seven-day course of treatment. On September 21, 2006, we received an approvable letter from the FDA for the supplemental New Drug Application (sNDA) seeking approval for the five-day treatment of CAP with FACTIVE tablets. In accordance with the letter, we provided clarification and additional interpretation regarding certain data included in the application to assist the FDA in its evaluation. The FDA accepted the response as complete and we expect to receive an action letter from the FDA by May 1, 2007. The receipt of the approvable letter from the FDA does not assure ultimate approval of the sNDA.

In the five-day CAP clinical trial, a five-day course of therapy with FACTIVE was shown to be as effective as the FDA-approved seven-day course of treatment, with both arms displaying excellent clinical response rates. Further, data showed that the bacteriological and radiologic success rates with five days of therapy were also non-inferior to the success rates with seven days of therapy. The multicenter, randomized, double-blind study enrolled 510 patients with CAP, with 469 patients comprising the per protocol group. Investigators measured clinical and bacteriological response at end of therapy as well as clinical, bacteriological and radiologic response at follow-up (two to three weeks post therapy). Clinical response at follow-up, the primary endpoint, in the per protocol group was 95% for the five-day treatment arm and 92% for the seven-day treatment arm (95% CI: -1.48, 7.42), demonstrating non-inferiority between the two groups. Further, clinical response at end of therapy in the per protocol group was 96% for the five-day group and 96% for the seven-day group (95% CI: -3.85, 3.42). The study also yielded encouraging results for bacteriological response. Bacteriological response in the per protocol population was 91% for the five-day and seven-day groups at follow-up (95% CI: -6.89, 7.93) and 94% for the five-day group and 96% for the seven-day group (95% CI: -8.27, 3.25) at end of therapy. The study demonstrated radiologic response at follow-up in the per protocol population of 98% for the five-day arm and 93% for the seven-day arm (95% CI: 0.35, 7.91). FACTIVE was well-tolerated in the study, with a low withdrawal rate due to adverse events: 1.2% for the five-day group and 2.0% for the seven-day group. The most common adverse event reported was a laboratory finding of elevated liver enzymes (increased ALT and increased AST). Analysis of all ALT/AST values demonstrated that the elevations were significantly associated with baseline ALT levels (elevated in many patients) with no significance or association with a particular treatment group. There was also no evidence of symptomatic hepatic events. In addition, the rate of drug-related rash in both treatment groups was low: 0.4% for the five-day arm and 2.8% for the seven-day arm. There were no withdrawals due to rash.

Acute Bacterial Sinusitis:    As part of the FACTIVE development program, several studies relating to acute bacterial sinusitis, or ABS, were completed, and, in November 2005, we filed an sNDA for ABS. In September 2006, the FDA’s Anti-Infective Drugs Advisory Committee voted not to recommend approval of this sNDA. In November 2006, we voluntarily withdrew our sNDA seeking approval of the ABS indication.

FACTIVE IV:    An intravenous formulation of gemifloxacin has also been studied. If we elect to further pursue such a formulation, additional formulation development will be necessary before initiating a bioequivalence study.

License Agreement with LG Life Sciences

We license the rights to gemifloxacin, the active ingredient in FACTIVE tablets, from LG Life Sciences, Ltd. (LG Life Sciences). We have the rights to commercialize gemifloxacin in North America, France, Germany, the United Kingdom, Luxembourg, Ireland, Italy, Spain, Portugal, Belgium, the Netherlands,

Austria, Greece, Sweden, Denmark, Finland, Norway, Iceland, Switzerland, Andorra, Monaco, San Marino, Vatican City, Poland, Czech Republic, Slovakia, Slovenia, Hungary, Estonia, Latvia, Lithuania, Liechtenstein, Malta, Cyprus, Romania, Bulgaria, Croatia, Serbia and Montenegro, Bosnia and Herzegovina, Albania and the Former Yugoslav Republic of Macedonia. The term of the agreement with respect to each country extends at least through the life of the patents covering gemifloxacin in such country. In the U.S., the last of the currently issued patents for composition of matter expires in 2018. The patent term could extend further in countries outside of the U.S. depending upon several factors, including whether we obtain patent extensions and the timing of our commercial sale of the product in a particular country.

Under the terms of the agreement, LG Life Sciences has agreed to supply and we are obligated to purchase from LG Life Sciences all of our anticipated commercial requirements for the FACTIVE active pharmaceutical ingredient, or API. LG Life Sciences currently supplies the FACTIVE API from its manufacturing facility in South Korea.

The agreement with LG Life Sciences also requires a minimum sales commitment over a period of time, which if not met, would result in the technology being returned to LG Life Sciences. Under this agreement, we are responsible, at our expense and through consultation with LG Life Sciences, for the clinical and commercial development of gemifloxacin in the countries covered by the license, including the conduct of clinical trials, the filing of drug approval applications with the FDA and other applicable regulatory authorities and the marketing, distribution and sale of gemifloxacin in our territory; provided, that LG Life Sciences has the right to co-promote the product in the U.S., on terms to be negotiated, commencing in 2008 and for periods thereafter, in which case our royalty obligations to LG Life Sciences would cease. Pursuant to an amendment dated March 31, 2005 as further described below, LG Life Sciences’ right to co-promote in the U.S. will terminate upon our reaching a certain level of sales.

We are obligated to pay a royalty on sales of FACTIVE in North America and the territories covered by the license in Europe. These royalty obligations expire with respect to each country covered by the agreement on the later of (i) the expiration of the patents covering FACTIVE in such country or (ii) the expiration of data exclusivity in Mexico, Canada or the European Union respectively, or 2014 in the U.S. We are also obligated to make aggregate milestone payments of up to approximately $40 million (not including payments to LG Life Sciences previously made pursuant to up-front obligations or achievements of certain milestones) to LG Life Sciences (including milestone payments required by the amendments described below) upon achievement of additional regulatory approvals and sales thresholds.

Collaborations and Partnerships for FACTIVE

Pfizer, S.A. de C.V. On February 6, 2006, we entered into a Sublicensing and Distribution Agreement with Pfizer, S.A. de C.V. (Pfizer Mexico), pursuant to which we sublicensed our rights to market FACTIVE tablets in Mexico to Pfizer Mexico. Pfizer Mexico is responsible for obtaining and maintaining regulatory approvals for FACTIVE in Mexico. In exchange for those rights, Pfizer Mexico has paid an up-front payment and has agreed to pay milestone payments upon obtaining certain regulatory approvals and sales goals as well as royalties on future sales. These royalty rates are subject to reduction upon expiration of certain patents in Mexico for FACTIVE or if a generic form of gemifloxacin has a material impact on Pfizer Mexico’s sales volumes in Mexico. Pfizer Mexico is obligated to exclusively purchase from us, and we must exclusively supply, all API for FACTIVE to be sold in Mexico. The agreement with Pfizer Mexico may be terminated by either party upon the occurrence of certain termination events, including Pfizer Mexico’s right to terminate at any time after the first anniversary of launch of FACTIVE tablets in Mexico upon six months prior written notice. Upon termination, Pfizer Mexico is obligated to assign any and all rights to regulatory approvals in Mexico to us or our designee.

In October 2006, Pfizer Mexico launched its promotion and marketing of FACTIVE-5 in Mexico for the five-day treatment of acute bacterial exacerbations of chronic bronchitis, acute bacterial sinusitis and community-acquired pneumonia.

Abbott Laboratories Ltd. On August 9, 2006, we granted the commercialization rights to FACTIVE tablets in Canada to Abbott Laboratories, Ltd. (Abbott Canada), the Canadian affiliate of Abbott. In exchange for those rights, Abbott Canada agreed to a transfer price on product purchases and to make certain payments to us upon achievement of certain regulatory and sales milestones. FACTIVE is currently approved in Canada for the treatment of acute bacterial exacerbations of chronic bronchitis (AECB), and Abbott Canada is responsible for obtaining regulatory approval, on behalf of the Company, for additional indications for FACTIVE. Pursuant to our agreement, Abbott Canada is obligated to exclusively purchase from us, and we must exclusively supply, finished tablets of FACTIVE to be sold in Canada; however, Abbott Canada may elect to transfer the fill-finish manufacturing to an alternate manufacturing source on terms to be determined by the parties. Our agreement with Abbott Canada may be terminated by either party upon the occurrence of certain termination events, including Abbott Canada’s right to terminate if approval in Canada for the treatment of CAP of mild to moderate severity is not achieved within two years of filing with the Canadian regulatory authorities.

Abbott Canada launched its promotion and marketing of FACTIVE for the treatment of acute bacterial exacerbations of chronic bronchitis in February 2007.

Menarini International Operation Luxembourg SA.    We entered into a License, Supply and Marketing Agreement with Menarini International Operation Luxembourg SA (Menarini) a wholly-owned subsidiary of Menarini Industrie Farmaceutiche Riunite S.r.l. dated December 28, 2006, whereby we sublicensed our rights to sell FACTIVE tablets in Europe to Menarini. Under the terms of our agreement with Menarini, Menarini is responsible for obtaining regulatory approval for FACTIVE in the European Union, and we have agreed to reimburse Menarini for expenses associated with such regulatory development up to an agreed limit. Menarini has also paid us an up-front payment and agreed to pay us milestone payments upon obtaining certain regulatory and reimbursement approvals and upon achieving certain annual net sales goals, which could total up to $23 million if all the milestones are achieved. Menarini will pay us a transfer price on purchases of the active pharmaceutical ingredient, or API, for FACTIVE, which is determined based on a percentage of quarterly sales of FACTIVE by Menarini in Europe. Menarini is also obligated to exclusively purchase from us, and we must exclusively supply, all API for FACTIVE to be sold in Europe for the earlier to occur of the expiration of the life of certain patents covering the product or expiration of data exclusivity. Our agreement with Menarini may be terminated by either party upon the occurrence of certain termination events, including Menarini’s right to terminate if the European regulatory authorities do not recommend approval of FACTIVE at various stages of the approval process with a package insert, or label, that meets certain requirements as to the indications for which FACTIVE may be prescribed, safety and dosing. Menarini may also terminate the agreement if it does not receive approval for reimbursement from European member countries that is above a certain minimum price per tablet. Upon termination, Menarini is obligated to assign any and all rights to regulatory approvals in the European Union to Oscient or its designee.

Ramoplanin

Clostridium difficile-Associated Disease (CDAD)

CDAD, a serious form of colitis caused by toxins produced by the Gram-positive bacterium Clostridium difficile (C. difficile), is the most commonly recognized microbial cause of diarrhea, resulting from high rates of colonization in hospitalized patients and the frequent use of antimicrobials. About 3% of healthy adults and 16 to 35% of hospital patients are colonized with C. difficile either prior to or during admission. Because it is a spore-forming bacterium, C. difficile is readily spread from person to person, especially in the hospital and nursing home environment. Under certain conditions, such as extended antibiotic therapy and gastrointestinal surgery, C. difficile can colonize the gut and release toxins, leading to bowel inflammation and severe diarrhea. Severe cases can occur and involve the development of fulminant colitis (severe inflammation of the colon); such occurrences can be life threatening, especially in elderly or immunocompromised populations.

Over 400,000 patients are treated in U.S. hospitals each year for CDAD. CDAD is associated with an average increased length of stay in the hospital of 3.6 days and an average increase in hospital costs of over $3,600 per patient. It is estimated that the annual increase in hospital costs attributable to CDAD exceeds $1 billion.

Two studies published in The New England Journal of Medicine in December 2005 describe a new strain of C. difficile, one that produces 16 to 23 times more toxins in vitro than do other strains, thus potentially contributing to its virulence. Particularly concerning about this new strain are the very high incidence and mortality rates. Data support the concept that this highly virulent strain is causing epidemic disease at certain locations and is associated with more frequent and more severe disease.

Current therapies for the treatment of CDAD include oral metronidazole and oral vancomycin. Both of these agents are associated with a 15 to 20% relapse rate. The use of oral vancomycin has been associated with the emergence of vancomycin-resistant organisms, including vancomycin-resistant enterococci, or VRE. Resistance has also been reported for metronidazole.

Ramoplanin Overview

In October 2001, we in-licensed U.S. and Canadian rights to Ramoplanin from Vicuron Pharmaceuticals Inc., or Vicuron, a wholly-owned subsidiary of Pfizer Inc., and on February 3, 2006, acquired worldwide rights from Vicuron, assuming full control of Ramoplanin manufacturing, development and commercialization. Ramoplanin is a novel glycolipodepsipeptide antibiotic produced by fermentation of the bacteria Actinoplanes, with activity against Gram-positive aerobic and anaerobic microorganisms. In preclinical studies, Ramoplanin has been shown to be bactericidal against most Gram-positive species, including methicillin-resistant staphylococci, VRE and C. difficile, including the recent epidemic strains. Ramoplanin inhibits the bacterial cell wall peptidoglycan biosynthesis with a mechanism different from that of vancomycin, teicoplanin or other cell wall-synthesis inhibitors. No evidence of cross-resistance between Ramoplanin and other glycopeptide antibiotics has been observed in vitro to date. Ramoplanin has a unique profile that may make it particularly well-suited for killing bacteria in the GI tract.

In July 2004, we completed a Phase II trial to assess the safety and efficacy of Ramoplanin in the treatment of CDAD. The open-label study enrolled 87 patients in 24 U.S. sites. The trial compared two doses of Ramoplanin (200 mg and 400 mg twice daily) to vancomycin (125 mg four times daily). Both agents were administered for ten days, during which data on Ramoplanin was collected to measure safety and efficacy. The primary endpoint of the study was response rate at the test-of-cure visit, 7 to 14 days post-therapy. For this trial, the response rates were 60% for Ramoplanin 200 mg, 71% for Ramoplanin 400 mg, and 78% for vancomycin 125 mg in the clinically evaluable population. While the study did not meet its primary endpoint, non-inferiority at the test-of-cure visit, the response rates for all three arms were comparable. A potentially more clinically relevant endpoint, response at the end of therapy, was also assessed. At the end of therapy, the response rates were 83% for Ramoplanin 200 mg, 85% for Ramoplanin 400 mg and 86% for vancomycin 125 mg.

We agreed with the FDA to a Special Protocol Assessment regarding the specific components of a Phase III program that, if completed successfully, would support regulatory approval for the indication. With the acquisition of ANTARA, we have made the strategic decision to concentrate our financial resources on building our primary care business in the U.S. and are currently seeking to out-license, co-develop or sell our rights to Ramoplanin to a partner. There can be no assurance that we will be able to license or divest Ramoplanin to a partner on acceptable terms, or at all.

Potential Competitive Advantages:    We believe the potential competitive advantages of Ramoplanin are:

•	Ramoplanin belongs to a novel class of antibiotics and there have been no observed cases of bacterial resistance or cross-resistance with other antibiotics to date.

•	Ramoplanin is orally administered, but not absorbed into the bloodstream, so it concentrates and exerts its killing effects in the GI tract.

•	Its bactericidal effect may result in lower potential for bacteria to develop resistance.

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Ramoplanin has a Gram-positive spectrum of activity and low potency against Gram-negative anaerobes that normally colonize the GI tract making it less likely that its use will result in the overgrowth of other opportunistic organisms or in the elimination of normal, healthy bacteria.

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Along with its activity against C. difficile, Ramoplanin has demonstrated in vitro activity against methicillin-resistant Staphylococcus aureus (MRSA) and VRE. Both organisms are associated with causing serious infections.

Acquisition of Expanded Rights:    In exchange for the assignment of the rights for Ramoplanin under the acquisition agreement with Pfizer, we made a one-time, up-front payment to Pfizer and agreed to make additional milestone payments for regulatory filings and approvals in various countries. We will also pay mid-single-digit to low double-digit royalties to Pfizer on net sales of Ramoplanin dependent upon the territory.

Legacy Assets from Discontinued Operations

Prior to our merger with GeneSoft Pharmaceuticals, Inc. in 2004, we were engaged in genomics research, including gene sequencing. We entered into alliances with pharmaceutical companies to pursue drug discovery, development and commercialization based on our gene discoveries. While we are no longer engaged in gene discovery research and gene sequencing activities, we may potentially earn future milestones and royalties from these alliances.

Sales and Marketing

We market ANTARA and FACTIVE through our sales and marketing organization in the U.S, which is currently comprised of approximately 280 field sales personnel, including sales representatives, district managers and regional sales directors. Our sales representatives focus on high-prescribing primary care physicians and opinion leaders who represent high prescribers of fluoroquinolones and/or fenofibrate products. We have also built a team of professionals with experience in insurance and government reimbursement, medical affairs and marketing. Our strategy is to continue to leverage our existing commercial infrastructure through the acquisition, in-license or co-promotion of additional marketed products to market to primary care physicians. Longer term, we anticipate expanding our commercial infrastructure to include additional physicians.

Our strategy has been to grant commercialization rights to FACTIVE tablets in territories outside of the U.S. to third parties to leverage the additional resources that a pharmaceutical marketing partner with expertise in such countries can provide. Thus, we have partnered with following entities:

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On February 6, 2006, we sublicensed our rights to sell FACTIVE tablets in Mexico to Pfizer, S.A. de C.V. (Pfizer Mexico), the largest pharmaceutical company in Mexico. Pfizer Mexico is commercializing FACTIVE for community-acquired pneumonia, acute bacterial exacerbations of chronic bronchitis and acute bacterial sinusitis with three national field sales forces and one specialty field sales force.

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On August 9, 2006, we granted the commercialization rights to FACTIVE tablets in Canada to Abbott Laboratories, Ltd. (Abbott Canada), the Canadian affiliate of Abbott. Abbott Canada has extensive expertise in the commercialization of anti-infectives in Canada. Initially marketing FACTIVE for the treatment of acute bacterial exacerbations of chronic bronchitis, Abbott Canada will use its knowledge of the Canadian regulatory system to pursue other indications.

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On December 27, 2006, we sublicensed our rights to sell FACTIVE tablets in Europe to Menarini International Operation Luxembourg SA (Menarini), the second largest primary care pharmaceutical company in Europe. Menarini is responsible for obtaining regulatory approval for FACTIVE in Europe and will leverage its regulatory and marketing experience to pursue approval and launch of FACTIVE in Europe.

Competition

The biopharmaceutical industry generally is characterized by rapidly evolving technology and intense competition. Our competitors include pharmaceutical and biotechnology companies both in the U.S. and abroad. Many of our competitors have substantially greater capital resources, facilities and human resources than we do.

Competition with respect to our products and product candidates is and will be based on, among other things:

•	our sales and marketing expertise,

•	our clinical trial results and post marketing experience,

•	our ability to obtain appropriate regulatory approvals for our product candidates in a cost-efficient and timely manner and subsequently remain in regulatory compliance,

•	our ability to secure adequate reimbursement for our products from public and private healthcare payors,

•	our ability to attract and retain qualified personnel,

•	our ability to obtain patent protection and defend our patent challenges,

•	our ability to in-license product candidates for clinical development,

•	our ability to gain access to new products via co-promotion or in-license agreements or product acquisitions,

•	our ability to secure sufficient capital resources to fund our clinical development and sales and marketing operations, and

•	our partners’ ability to develop and commercialize therapeutic, vaccine and diagnostic products based upon our legacy genomics discoveries.

Because we rely primarily on in-licensing, co-promotion and acquisitions of products and product candidates to expand our portfolio, it is important to note that we may also face increasing competition for in-licensing, co-promotion and acquisition opportunities from leading pharmaceutical and biotechnology companies. We cannot be certain that we will be able to in-license product opportunities in the future or acquire new products.

ANTARA

ANTARA is a fenofibrate product approved by the FDA to treat hypercholesterolemia and hypertriglyceridemia in combination with a healthy diet. The marketing of branded versions of fenofibrate could reduce our net sales of ANTARA and adversely impact our revenues. The primary competition for ANTARA in the fenofibrate market is Tricor, a product manufactured by Abbott Laboratories, which accounted for approximately 94% of U.S. fenofibrate sales for the twelve month period ended December 31, 2006. ANTARA also competes with Triglide, a fenofibrate marketed by Sciele Pharma, Inc., which accounted for approximately 1.2% of U.S. fenofibrate sales for the twelve month period ended December 31, 2006.

Additionally, several generic versions of fenofibrate in varying doses are also available for the treatment of dyslipidemias. Revenues from these products account for approximately 1% of total U.S. sales of fenofibrate products. In May 2005, Teva Pharmaceutical Industries, Ltd. obtained final FDA approval to market a generic version of Abbott Laboratories’ 160 mg Tricor tablet (which is no longer marketed or sold). In January 2006, Cipher Pharmaceuticals, Inc. obtained final FDA approval to market a 150 mg strength of fenofibrate. There are also several non-fenofibrate FDA-approved products with similar indications as ANTARA which could compete with ANTARA, including statins, omega-3 fatty acids, niacin and fixed-dose, combination products.

We are also aware that LifeCycle Pharma A/S is developing a 40 mg and a 120 mg fenofibrate product and, on December 27, 2006, we received notice that LifeCycle Pharma had filed a new drug application with the FDA referencing ANTARA in accordance with the provisions of section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act. Under current FDA policies, a section 505(b)(2) new drug application may be used to seek approval based in part on the FDA’s prior findings of safety and efficacy for another entity’s application, including for a product whose strength, dosage form, route of administration or labeling differs from the application for the other drug being referenced, known as the reference listed drug. A 505(b)(2) application can be based in part on a showing that the proposed product is bioequivalent to the reference listed drug. LifeCycle Pharma’s 505(b)(2) application included a certification, known as a Paragraph IV certification, alleging that its fenofibrate product does not infringe the patents that have been submitted to the FDA for ANTARA and listed in FDA’s publication known as the Orange Book. We decided, based on ANTARA’s current patent estate and Lifecycle Pharma’s product description, not to pursue litigation.

The growth of any of these competitive branded products or the marketing of generic fenofibrate products could result in a decrease in ANTARA sales, create pressure on the price at which we are able to sell ANTARA, reduce our profit margins, reduce our net sales of ANTARA and adversely impact our revenues.

FACTIVE

FACTIVE tablets are approved for the treatment of community-acquired pneumonia of mild to moderate severity and acute bacterial exacerbations of chronic bronchitis. There are several classes of antibiotics that are primary competitors for the treatment of these indications, including other fluoroquinolones (levofloxacin, ciprofloxacin and moxifloxacin), macrolides (clarithromycin and azithromycin), telithromycin and penicillins (amoxicillin/clavulanate potassium).

Many generic antibiotics are also currently prescribed to treat these infections. Moreover, a number of the antibiotic products that are competitors of FACTIVE tablets have composition of matter patents which have gone or will be going off patent at dates ranging from 2003 to 2016. As these competitors lose patent protection, their manufacturers will likely decrease their promotional efforts. However, makers of generic drugs will likely begin to produce some of these competing products and this could result in pressure on the price at which we are able to sell FACTIVE tablets and reduce our profit margins.

Ramoplanin

Ramoplanin is in clinical development for the treatment of CDAD. We are aware of two products currently utilized in the marketplace—Vancocin® pulvules (vancomycin), a product marketed by ViroPharma Inc., and metronidazole, a generic product—for treatment of this indication. We are also aware of several other companies with products in development for the treatment of CDAD.

Legacy Assets

Our alliance-related product development programs are all in preclinical stages, and it is therefore not possible to identify any product profiles or competitors for these product development programs at this time. Our industry is very competitive and it therefore is likely that if and when product candidates from our early stage internal programs or our alliance programs reach the clinical development stage or are commercialized for sale, these products will also face competition.

Government Regulation

Regulation by governmental entities in the U.S. and other countries will be a significant factor in the development, manufacturing, distribution and marketing of any product candidates that we develop or commercialize. The extent to which such regulation may apply to us and our licensees will vary depending on the nature of the product. Virtually all of our pharmaceutical products, including expanded uses of our pharmaceutical products, will require regulatory approval by governmental agencies prior to commercialization. In particular, the FDA in the U.S. and similar health authorities in foreign countries subject human therapeutic and vaccine products to rigorous preclinical and clinical testing, and require review and approval of extensive data in order to permit commercial marketing.

Virtually all aspects of our activities are regulated by federal and state statutes and regulations, and government agencies. The research, development, manufacturing, processing, packaging, labeling, distribution, sale, advertising, promotion, import and export of our products, and disposal of waste products arising from these activities, are subject to regulation by one or more federal agencies and their state equivalents, including the FDA, the Consumer Product Safety Commission, the Occupational Safety and Health Administration and the Environmental Protection Agency, as well as by state and local governments and governmental authorities in those foreign countries in which we or our partners operate.

Noncompliance with applicable regulatory policies or requirements of the FDA or other governmental authorities could subject us to enforcement actions, such as suspensions of product distribution, seizure of products, product recalls, civil monetary and other penalties, criminal prosecution and penalties, injunctions, “whistleblower” lawsuits, failure to approve pending drug product applications or total or partial suspension of product marketing approvals. Similar civil or criminal penalties could be imposed by other government agencies or the agencies of the states and localities in which our products are manufactured, sold or distributed, and could have ramifications for our contracts with government agencies. These enforcement actions would detract from management’s ability to focus on our daily business and would have an adverse effect on the way we conduct our daily business, which could severely impact future profitability.

Product Approval

For innovative, or non-generic, new drugs, an FDA-approved new drug application, or NDA, is required before the drugs may be marketed in the U.S. The NDA must contain data to demonstrate that the drug is safe and effective for its labeled uses, and that it will be manufactured to appropriate quality standards. In order to demonstrate safety and effectiveness, an NDA typically must include or reference preclinical data from animal and laboratory testing and clinical data from controlled trials in humans. For a new chemical entity, this generally means that lengthy, uncertain and rigorous preclinical and clinical testing must be conducted. For compounds that have a record of prior or current use, it may be possible to utilize existing data or medical literature and limited new testing to support an NDA. Any preclinical laboratory and animal testing must comply with FDA’s good laboratory practice and other requirements. Clinical testing in human subjects must be conducted in accordance with FDA’s good clinical practice and other requirements. In order to initiate a clinical trial, the sponsor must submit an investigational new drug application, or IND, to the FDA or meet one of the narrow exemptions that exist from the IND requirement. Clinical research must also be reviewed and approved by independent institutional review boards, or IRBs, at the sites where the research will take place, and the study subjects must provide informed consent. The FDA also regulates and typically inspects manufacturing facilities, equipment and processes used in the manufacturing of pharmaceutical products before granting approval to market any drug. Each NDA submission requires a substantial user fee payment, unless a waiver or exemption applies. FDA has committed generally to review and make a decision concerning approval on an NDA within 10 months, and on a new priority drug within six months. However, final FDA action on the NDA can take substantially longer, and where novel issues are presented there may be review and recommendation by an independent FDA advisory committee. The FDA can also refuse to file and review an NDA it deems incomplete or not properly reviewable.

Clinical trial programs in humans generally follow a three-phase process. Typically, Phase I studies are conducted in small numbers of healthy volunteers or, on occasion, in patients afflicted with the target disease, to determine the metabolic and pharmacological action of the product candidate in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence of effectiveness. In Phase II, studies are generally conducted in larger groups of patients having the target disease or condition in order to validate clinical endpoints, and to obtain preliminary data on the effectiveness of the product candidate and optimal dosing. This phase also helps determine further the safety profile of the product candidate. In Phase III, large-scale clinical trials are generally conducted in hundreds of patients having the target disease or condition to provide sufficient data for the statistical proof of effectiveness and safety of the product candidate as required by U.S. and foreign regulatory agencies.

The FDA can, and does, reject new drug applications, require additional clinical trials, grant approvals on only a restricted basis even when product candidates performed well in clinical trials, or require further studies as a condition of approval.

Generic drugs are approved through an abbreviated process based on the submission to FDA of an abbreviated new drug application, or ANDA. The ANDA must seek approval of a drug product that has the same active ingredient(s), dosage form, strength, route of administration, and labeling as a so-called “reference listed drug” approved under an NDA, although some limited exceptions may be permitted. The ANDA also generally contains limited clinical data to demonstrate that the product covered by the ANDA is absorbed in the body at the same rate and to the same extent as the reference listed drug. This is known as bioequivalence. In addition, the ANDA must contain information regarding the manufacturing processes and facilities that will be used to ensure product quality, and must contain certifications to patents listed with the FDA for the reference listed drug. Special procedures apply when an ANDA contains certifications stating that a listed patent is invalid or not infringed, and if the owner of the patent or the NDA for the reference listed drug brings a patent infringement suit within a specified time, an automatic stay bars FDA approval of the ANDA for a specified period of time pending resolution of the suit or other action by the court. The amount of testing and effort that is required to prepare and submit an ANDA is generally substantially less than that required for an NDA.

In addition to the NDA and ANDA procedures, there is an additional approval mechanism known as a 505(b)(2) application. A 505(b)(2) application is a form of an NDA where the applicant does not have a right to reference all or some of the data being relied upon for approval. Under current regulations and FDA policies, 505(b)(2) applications can be used where the applicant is relying in part on published literature or on findings of safety or effectiveness in another company’s NDA. This might be done, for example, where the applicant is seeking approval for a new use for a drug that has already been approved for a different use or for a different formulation of the same drug that is already approved for the same use. The use of 505(b)(2) applications is the subject of ongoing legal controversy, and it is thus not clear what the permitted use of a 505(b)(2) application might be in the future.

In European Union countries and Canada (where our partners are currently attempting to gain marketing approval for certain indications of FACTIVE), regulatory requirements and approval processes are similar in principle to those in the U.S. and can be at least as rigorous, costly and uncertain. Additionally, depending on the type of drug for which an applicant is requesting approval, there are currently two potential tracks for marketing approval in European Union countries: the centralized procedure and a de-centralized process which requires requesting approval on a country-by-country basis. These review mechanisms may ultimately lead to approval in all European Union countries, but each method grants all participating countries some decision making authority in product approval.

Post-Approval Requirements

Products on the market are subject to continual review by the FDA. If previously unknown problems are discovered or if there is a failure to comply with applicable regulatory requirements, the FDA may restrict the marketing of an approved product, cause the withdrawal of the product from the market, or under certain circumstances seek recalls, seizures, injunctions or criminal sanctions. For example, the FDA may require a change in labeling for an approved marketing application or additional studies for any marketed drug product if new information reveals questions about a drug’s safety or effectiveness. In addition, changes to the product, the manufacturing methods or locations, or labeling are subject to additional FDA approval, which may or may not be received, and which may be subject to a lengthy FDA review process.

Manufacturing facilities that produce drugs are subject to extensive regulation both by the FDA, state and local governments, and foreign regulatory authorities. These laws and regulations require, among other things, that our facilities and the facilities of third parties, such as LG Life Sciences, Ethypharm S.A., Patheon Pharmaceuticals Inc. (our third party finished-product manufacturer for FACTIVE tablets) and Cardinal Health PTS (our third party packager of ANTARA capsules), be registered with the FDA and other regulatory authorities, comply with current good manufacturing practices requirements, and pass periodic inspections by the FDA and other regulators. Facilities in foreign countries may be subject to inspection by the FDA, local regulators or both. Current good manufacturing practices, or cGMP, require extensive recordkeeping, quality control, documentation and auditing to ensure that products meet applicable specifications. Failure to comply with these requirements can result in warning letters, requirements of remedial action, and, in the case of more serious failures, suspension of manufacturing, seizure, injunctions or recall of product and fines and other penalties. Compliance with these requirements can be time consuming, costly and can result in delays in product approval or product sales.

In addition to cGMP requirements, certain of our products must also be packaged with child-resistant and senior friendly packaging under the Poison Prevention Packaging Act and Consumer Product Safety Commission regulations. Products that do not comply with these requirements can be considered misbranded and subject to seizure, recall, monetary fines, and other penalties.

The distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. States require the registration of manufacturers and distributors who provide pharmaceuticals, including in certain states even if these manufacturers or distributors have no place of business within the state but satisfy other nexus requirements, for example, the shipment of products into such state. States also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that are requiring manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Both the PDMA and state laws limit the distribution of prescription drug product samples to licensed practitioners and impose other requirements to ensure accountability in the distribution of samples.

Other reporting and recordkeeping requirements also apply for marketed drugs, including for most products requirements to review and report cases of adverse events. Product advertising and promotion are subject to FDA and state regulation, including requirements that promotional claims conform to any applicable FDA approval, and be appropriately balanced and substantiated. We are also subject to various federal and state laws pertaining to health care “fraud and abuse,” including the anti-kickback provisions of the Social Security Act, the False Claims Act, the Veterans Healthcare Act, and the implementing regulations and policies of the U.S. Health and Human Services Office of Inspector General and U.S. Department of Justice, as well as similar state laws. Anti-kickback laws make it illegal for a prescription drug manufacturer or marketer to solicit, offer, receive, or pay any remuneration in exchange for, or to induce, the referral of business, including the purchase, recommendation or prescription of a particular drug, covered by a federal healthcare program, unless one of several narrow safe harbors or other exceptions applies. False claims laws prohibit anyone from knowingly and willingly presenting, or causing to be presented, for payment to third-party government payors, including Medicare and Medicaid, claims for reimbursed drugs or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services.

Similar laws apply in other countries, including anti-bribery prohibitions in the European Union and member countries of the European Union.

Other Regulatory and Compliance Requirements

Under the laws of the U.S., the countries of the European Union and other nations, we and the institutions where we sponsor research are subject to obligations to ensure the protection of personal information of human subjects participating in our clinical trials. In the U.S., these laws include the privacy provisions of the Health Insurance Portability and Accountability Act, or HIPAA, the implementing regulations of the U.S. Department of Health and Human Services, and state medical records privacy laws. We have instituted procedures that we believe will enable us to comply with these requirements and the contractual requirements of our data sources. The laws and regulations in this area are evolving and further regulation, if adopted, could affect the timing and the cost of future clinical development activities.

We are subject to the U.S. Foreign Corrupt Practices Act, which prohibits corporations and individuals from engaging in specified activities to obtain or retain business or to influence a person working in an official capacity. Under this act, it is illegal to pay, offer to pay, or authorize the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. Our present and future business has been and will continue to be subject to various other laws and regulations.

Pricing and Third-Party Reimbursement

In the U.S. and elsewhere, sales of therapeutic and other pharmaceutical products are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Increasingly, third party payors are challenging the prices charged for medical products and services. As a result, in the future, our products could be considered not cost effective or reimbursement to the consumer could become unavailable or could be insufficient to allow us to sell our products on a competitive and profitable basis. For example, in some foreign markets, pricing reimbursement or profitability of therapeutic and other pharmaceutical products is subject to governmental control. In Canada this practice has led to lower priced products than in the U.S. As a result, importation of products from Canada into the U.S. may result in reduced product revenues. In the U.S. there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental pricing reimbursement controls. For example, Congress may give the federal government authority to negotiate drug prices for the Medicare Part D outpatient prescription drug benefit. Currently under Part D, prices are negotiated by the manufacturer with individual Part D plan sponsors or their administrators. Medicare Part B provides separate reimbursement for a limited universe of prescription drugs (primarily physician administered drugs). Currently, reimbursement for most Part B drugs is set at 106% of average sales price (which a manufacturer must report quarterly). Congress may consider proposals to reduce reimbursement for Part B drugs.

In many foreign markets, including the countries in the European Union, pricing of pharmaceutical products is subject to governmental control. In the U.S., there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental pricing controls. While we cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and results.

Through the commercialization of FACTIVE and ANTARA, we became a participant in the Medicaid rebate program established by the Omnibus Budget Reconciliation Act of 1990, and most recently amended under the Deficit Reduction Act of 2005. Under the Medicaid rebate program, we pay a rebate for each unit of our product reimbursed by Medicaid. The amount of the rebate for each product is set by law as a minimum of 15.1% of the average manufacturer price, or AMP, of that product, or if it is greater, the difference between AMP and the best price available from us to any commercial customer. The rebate amount also includes an inflation adjustment if AMP increases faster than inflation. The rebate amount is recomputed each quarter based on our reports of our current average manufacturer price and best price for each of our products to the Centers for Medicare & Medicaid Services or CMS. In order to meet the requirements of the Deficit Reduction Act of 2005, these prices must now be reported to CMS monthly in addition to quarterly.

Participation in the Medicaid rebate program requires participation in the Public Health Service, or PHS, pharmaceutical pricing program. The PHS pricing program extends discounts comparable to the Medicaid rebate to a variety of community health clinics and other entities that receive health services grants from the PHS, as well as hospitals that serve a disproportionate share of poor Medicare and Medicaid beneficiaries.

FACTIVE and ANTARA are available to authorized users of the Federal Supply Schedule of the General Services Administration. Since 1993, as a result of the Veterans Health Care Act of 1992, or VHC Act, federal law has required that product prices for purchases by the Veterans Administration, the Department of Defense, Coast Guard, and the PHS, including the Indian Health Service, be discounted by a minimum of 24% off the non-federal average manufacturer price, or non-FAMP. Our computation and report of non-FAMP is used in establishing the price, and the accuracy of the reported non-FAMP may be audited by the government under applicable federal procurement laws.

Patents and Proprietary Technology

Our success will depend, in part, on our ability to obtain commercially valuable patent claims and protect our intellectual property. We currently own or license approximately 75 issued U.S. patents, approximately 87 pending U.S. patent applications, 148 issued foreign patents and approximately 201 pending foreign patent applications. These patents and patent applications primarily relate to (1) the chemical composition, use, and method of manufacturing FACTIVE, (2) pharmaceutical compositions, methods of their use and treatment, and methods of manufacturing ANTARA, (3) metalloenzyme inhibitors, their uses and their targets, (4) anti-infective compounds and their uses, and (5) the field of human and pathogen genetics. Our material patents are as follows:

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U.S. Patent No. 4,800,079 granted January 24, 1989, relating to pharmaceutical compositions containing fenofibrate and methods of preparing the same; licensed from Ethypharm, S.A.; expiring August 10, 2007.

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U.S. Patent No. 5,633,262 granted May 27, 1997, relating to quinoline carboxylic acid derivatives having 7-(4-amino-methyl-3-oxime) pyrrolidine substituent; licensed from LG Life Sciences; expiring June 15, 2015;

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U.S. Patent No. 5,776,944 granted July 7, 1998, relating to 7-(4-aminomethyl-3-methyloxyiminopyrroplidin-1-yl)-1-cyclopropyl-6-fluoro-4-oxo-1, 4-dihydro-1, 8-naphthyridine-3-carboxylic acid; licensed from LG Life Sciences; expiring April 4, 2017;

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U.S. Patent No. 5,869,670 granted February 9, 1999, relating to 7-(4-aminomethyl-3-methyloxyiminopyrrolidin-1-yl)-1-cyclopropyl-6-fluoro-4-oxo-1, 4-dihydro-1, 8-naphthyridine-3-carboxylic acid; licensed from LG Life Sciences; expiring June 15, 2015;

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U.S. Patent No. 5,962,468 granted October 5, 1999, relating to 7-(4-aminomethyl-3-methyloxyiminopyrrolidin-1-yl)-1-cyclopropyl-6-fluoro-4-oxo-1, 4-dihydro-1, 8-naphthyridine-3 carboxylic acid; licensed from LG Life Sciences; expiring June 15, 2015;

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U.S. Patent No. 6,340,689 granted January 22, 2002, relating to methods of using quinolone compounds against atypical upper respiratory pathogenic bacteria; licensed from LG Life Sciences; expiring September 14, 2019;

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U.S. Patent No. 6,262,071 granted July 17, 2001, relating to methods of using antimicrobial compounds against pathogenic Mycoplasma bacteria; licensed from LG Life Sciences; expiring September 21, 2019;

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U.S. Patent No. 6,331,550 granted December 18, 2001, relating to methods of using quinolone compounds against anaerobic pathogenic bacteria; licensed from LG Life Sciences; expiring September 21, 2019;

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U.S. Patent No. 6,455,540 granted September 24, 2002, relating to methods of use of quinolone compounds against anaerobic pathogenic bacteria; licensed from LG Life Sciences; expiring September 21, 2019;

•	U.S. Patent No. 6,723,734 granted April 20, 2004, relating to the salt of naphythyridine carboxylic acid derivative; licensed from LG Life Sciences; expiring March 20, 2018;

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U.S. Patent No. 6,803,376 granted October 12, 2004, relating to methods of use of quinolone compounds against pneumococcal pathogenic bacteria; licensed from LG Life Sciences; expiring September 21, 2019; and

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U.S. Patent No. 7,101,574 granted September 5, 2006, relating to pharmaceutical compositions containing fenofibrate and methods of preparing the same; licensed from Ethypharm, S.A.; expiring August 20, 2020.

We are not currently involved in any litigation, settlement negotiations, or other legal action regarding patent issues and we are not aware of any patent litigation threatened against us. Our patent position involves complex legal and factual questions, and legal standards relating to the validity and scope of claims in the applicable technology fields are still evolving. Therefore, the degree of future protection for our proprietary rights is uncertain.

Under our development, license and supply agreement with Ethypharm, S.A., we assumed all of the rights and obligations related to the development, manufacturing, marketing and sale of ANTARA in the U.S. This license includes two issued U.S. patents and several pending patent applications. In conjunction with the financing of our acquisition of ANTARA, we entered into a Security Agreement with Paul Capital under which our wholly-owned subsidiary granted Paul Capital a security interest in all of its assets, including all rights to ANTARA intellectual property, in order to secure its performance under the financing agreements with Paul Capital. These patents and applications include claims that relate to pharmaceutical compositions containing fenofibrate using the drug delivery technologies incorporated in ANTARA, methods of their use and treatment, and methods of preparing the same. The latest patent issued to Ethypharm is set to expire in 2020.

Under our license agreement with LG Life Sciences, we obtained an exclusive license to develop and market gemifloxacin in certain territories. This license covers 16 issued U.S. patents and a broad portfolio of corresponding foreign patents and pending patent applications. These patents include claims that relate to the chemical composition of FACTIVE, methods of manufacturing and its use for the prophylaxis and treatment of bacterial infections. We have received a Notice of Final Determination from the U.S. Patent and Trademark Office on our patent term extension application for U.S. Patent 5,776,944 extending its patent term 659 days to April 4, 2017. The principal U.S. patents are currently set to expire at various dates, ranging from 2015 to 2019.

The patents relating to Ramoplanin include claims relating to methods of manufacturing Ramoplanin as well as methods of increasing the yield of the active compound. We also have applications pending relating to various novel uses of Ramoplanin as well as a formulation containing Ramoplanin. The patent covering the chemical composition of Ramoplanin has expired. To provide additional protection for Ramoplanin, we rely on proprietary know-how relating to maximizing yields in the manufacture of Ramoplanin, and intend to rely on the five years of data exclusivity we believe we would receive under the Hatch-Waxman Act in the U.S. and the ten years of market exclusivity in Europe available through the European Medicines Agency (EMEA), because Ramoplanin would be a new chemical entity not previously marketed commercially.

We also have the exclusive right to use FACTIVE trademarks, trade names, domain names and logos in conjunction with the use or sale of the product in the territories covered by the license. We acquired exclusive rights to ANTARA trademarks, trade names, domain names and logos. We have recently become aware that Antara Biosciences, Inc. has filed a trademark application with the U.S. Patent and Trademark Office for the ANTARA and ANTARA BIOSCIENCES marks in connection with biotechnology related goods and services. We are currently investigating the impact which these marks may have on our ANTARA brand and products and are in discussions with the company.

We also rely upon unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain our competitive position. We generally protect this information with confidentiality agreements that provide that all confidential information developed or made known to others during the course of the employment, consulting or business relationship shall be kept confidential except in specified circumstances. Agreements with employees provide that all inventions conceived by the individual while employed by us are our exclusive property. We cannot guarantee, however, that these agreements will be honored, that we will have adequate remedies for breach if they are not honored or that our trade secrets will not otherwise become known or be independently discovered by competitors.

Manufacturing

Under the terms of our agreement with LG Life Sciences, LG Life Sciences has agreed to supply and we are obligated to purchase from LG Life Sciences all of our anticipated commercial requirements for FACTIVE API. LG Life Sciences supplies the FACTIVE API from its manufacturing facility in South Korea. Patheon Pharmaceuticals Inc. currently provides the manufacture of finished products of FACTIVE sold in the U.S. With respect to our sublicense of commercialization rights to FACTIVE in ex-US territories:

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Pfizer Mexico must purchase all of its commercial requirements in Mexico for FACTIVE API from us, but has the option to receive FACTIVE product from us or to fill and finish the final tableted FACTIVE product at its manufacturing facilities in Mexico. We currently supply blistered product to Pfizer Mexico but anticipate that Pfizer Mexico will begin to fill-finish the product itself by the end of 2007.

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Abbott Canada must purchase its commercial requirements for Canada of FACTIVE finished product from us; however, Abbott Canada may elect to transfer the fill-finish manufacturing to an alternate manufacturing source on terms to be determined by the parties.

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With respect to the anticipated commercialization of FACTIVE in Europe, Menarini must purchase all of its requirements for FACTIVE active pharmaceutical ingredient from us, but may request that we supply finished FACTIVE product to it for an interim period of time during its initial launch for commercializing FACTIVE in Europe after receipt of marketing authorization.

Currently, our source of supply of bulk capsules of ANTARA is Ethypharm, S.A, which produces the capsules at its facilities in Grand Quevilly, France and Chateauneuf-en-Thymerais, France. We have an agreement with Cardinal Health to package finished ANTARA capsules.

Pursuant to our acquisition of worldwide rights to Ramoplanin, we are responsible for the manufacture of both the active pharmaceutical ingredient and finished dosage form of Ramoplanin. Although we plan to seek a partner for Ramoplanin, a contract manufacturer would be required to produce both the active pharmaceutical ingredient and the final dosage form to support related manufacturing activities.

Human Resources

As of December 31, 2006, we had 336 full-time equivalent employees. None of our employees are covered by a collective bargaining agreement, and we consider our relations with our employees to be good.

Properties

Our executive offices are located at 1000 Winter Street, Suite 2200, Waltham, Massachusetts. We lease approximately 36,000 square feet of space at our Winter Street facility and our lease expires on March 31, 2012. During 2006, we incurred aggregate rental costs, excluding maintenance and utilities, for our Waltham facilities of approximately $1.8 million which included obligations under a lease for approximately 81,000 square feet of space at our former executive offices located at 100 Beaver Street, Waltham, Massachusetts, which expired on November 15, 2006. We subleased approximately 47,000 square feet at our former Beaver Street facility, and we received approximately $1.6 million in sublease income in 2006.

We also maintain a west coast lease at 7300 Shoreline Court, South San Francisco, California, for approximately 68,000 square feet of laboratory and administrative space. The remaining average yearly base rent for the west coast facility is approximately $4.6 million. The lease for this facility expires on February 28, 2011 and we have sub-leased to third parties approximately 61,300 square feet of the facility through various dates ranging from April 30, 2007 to January 31, 2009. In 2006, we received approximately $2.3 million in sublease income from the west coast subleases.

Legal Proceedings

From time to time we are involved in legal actions in the normal course of business, some of which seek monetary damages, including claims for punitive damages. These actions, when finally concluded and determined, will not, in our opinion, have a material adverse effect on our financial position, results of operations or cash flows.

We believe that we have obtained adequate insurance or, where appropriate, have established adequate reserves in connection with these legal proceedings.

MANAGEMENT

Executive Officers and Directors

The table below lists our Executive Officers and Directors and their ages and positions as of March 1, 2007:

Name	Age	Position(s)
Steven M. Rauscher	53	President, Chief Executive Officer, and Director
Philippe M. Maitre	50	Senior Vice President, Chief Financial Officer
Dominick C. Colangelo	43	Executive Vice President, Corporate Development & Operations
David K. Stone(1)(2)	50	Chairman of the Board and Director
Gregory B. Brown, M.D.	53	Director
Walter Flamenbaum, M.D.	63	Director
Robert J. Hennessey(1)	65	Director
William R. Mattson(3)(4)	60	Director
Gary Patou, M.D.(4)	48	Director
Williams S. Reardon(1)	60	Director
Norbert G. Riedel Ph.D.(2)(3)	49	Director
John E. Voris(2)(3)(4)	59	Director

(1)	Member of Audit Committee
(2)	Member of Nominating and Corporate Governance Committee
(3)	Member of Compensation Committee
(4)	Member of Compliance Committee

Mr. Rauscher became the Chief Executive Officer and President of Oscient in October 2000 and served as Chairman from May 2003 to February 2004. Previously, he had been the Chief Executive Officer and a director of Americas Doctor, Inc., a company that provides clinical research and marketing services to the pharmaceutical industry, since 1995. Mr. Rauscher was employed by Abbott Laboratories from 1975 to 1993 holding various positions including Vice President of Sales for the U.S. Pharmaceutical Products Division, Vice President of Business Development for the International Products Division, and Vice President of Corporate Licensing. Mr. Rauscher is a member of the Board of Directors of Acorda Pharmaceuticals and Target Discovery, Inc.

Mr. Maitre was appointed Senior Vice President and Chief Financial Officer of the Company in May 2006. Mr. Maitre worked for 18 years at Aventis and predecessor companies, serving most recently as Deputy CFO and Corporate Controller. Mr. Maitre then served as Chief Financial Officer of PPD, Inc. from 2000 to 2002, as President and Chief Executive Officer of ANOSYS Inc. from 2003 to 2005 and subsequently as a consultant to various biopharmaceutical companies until his employment by the Company.

Mr. Colangelo was appointed Senior Vice President for Corporate Development and Operations in January 2005 and promoted to Executive Vice President in February 2006. Prior to joining the Company, Mr. Colangelo was Director of Lilly Ventures, for Eli Lilly. Previously Mr. Colangelo held several executive positions with Eli Lilly, including Director, Strategy and Business Development for the Growth Disorders Products group. Mr. Colangelo joined Eli Lilly in 1995.

Mr. Stone is the Founder and Managing Director of Liberty Tree Advisors, LLC, a consulting firm focusing on emerging life sciences companies. He is also a Venture Advisor to Flagship Ventures, an early-stage venture capital firm, and served as Managing Director and Partner at Flagship Ventures from 2000 to 2006. From 1989 to 1999, Mr. Stone was at Cowen & Company, where he followed the biopharmaceutical industry, holding the position of Managing Director from 1994 to 1999. Mr. Stone began his career in biotechnology in 1983 as a Project Manager and later Communications Director at Genetics Institute (now part of Wyeth Pharmaceuticals). He earned a B.S. in Microbiology from Colorado State University and an MBA from Harvard Business School.

Dr. Brown joined the Oscient Board in August 2006. He currently serves as an independent consultant at Compo Capital Advisors, LLC. In October, 2007, Dr. Brown will join Cowen Healthcare Royalty Partners, a newly formed alternative asset management practice created by Cowen Group, Inc. Dr. Brown was previously a Partner at Paul Capital Partners, an established member of the global private equity community from 2003 to 2006. Dr. Brown also worked at Adams, Harkness & Hill from 1997 to 2002, where he served as the co-head of investment banking, and at Vector Securities International from 1992 to 1997. Before receiving his business degree, Dr. Brown was a practicing thoracic and vascular surgeon. He earned his MBA from Harvard Business School, his M.D. from SUNY Upstate Medical Center, and his AB from Yale College.

Dr. Flamenbaum joined Oscient’s Board of Directors in December 2006 and is a partner at Paul Capital Partners. A founding partner of the Paul Royalty Funds, Dr. Flamenbaum joined Paul Capital in 1999. Prior to joining Paul Capital, Dr. Flamenbaum held leadership positions at several business organizations, including a contract research organization, SigA Pharmaceuticals and Therics, Inc., a medical device company. Dr. Flamenbaum is board certified in internal medicine, nephrology and clinical pharmacology and was a professor of medicine at the Mt. Sinai School of Medicine and Tufts University School of Medicine. He earned his M.D. from Columbia University and his B.A. from Washington & Jefferson College.

Mr. Hennessey served as Chief Executive Officer and President of Oscient from March 1993 until October 2000 and Chairman of the Board from May 1994 through May 2003. Mr. Hennessey served as interim Chief Executive Officer of Penwest Pharmaceuticals from February 15, 2005 to December 15, 2005. Mr. Hennessey currently serves on the board of directors of Penwest Pharmaceuticals and Repligen Corporation. Prior to joining our company in 1993, Mr. Hennessey had significant pharmaceutical industry experience, holding positions in Strategic Planning and Business Development for Sterling Drug, Abbott Laboratories, SmithKline and Merck Sharp & Dohme.

Mr. Mattson has served on Oscient’s Board since June 2006. Mr. Mattson is currently the Chairman of The Mattson Jack Group, a healthcare consulting firm he established in 1986. Previously, Mr. Mattson worked for Monsanto and its subsidiary Searle Pharmaceuticals from 1983-1986 as Director of Marketing Development and Area Vice President. From 1970 to 1983, Mr. Mattson worked in various general management and business development roles at Abbott Laboratories. Mr. Mattson is a member of the St. Louis College of Pharmacy Board of Trustees.

Dr. Patou joined Oscient Pharmaceuticals following the merger with GeneSoft Pharmaceuticals and served as Executive Vice President and Chief Medical Officer through April 2005. He is currently an executive partner at MPM Capital. Prior to the merger, Dr. Patou served as President of Genesoft beginning in December 2000. Prior to joining Genesoft, Dr. Patou worked at GlaxoSmithKline (1995-2000), initially as Vice President of Anti-Infective Development. He subsequently became Senior Vice President & Director, Project and Portfolio Management with responsibility for all therapy areas. Dr. Patou began his career with British Biotech Pharmaceuticals (now Vernalis). He qualified as a physician in the UK in 1982 and is a fellow of the Royal College of Pathologists. Dr. Patou also currently serves on the board of Xenon Pharmaceuticals.

Mr. Reardon is retired from PricewaterhouseCoopers LLP where he was employed from June 1973 to July 2002. Until his retirement, Mr. Reardon was a business assurance (audit) partner at PWC’s Boston office and leader of its Life Sciences Industry Practice for New England and the Eastern U.S.

From 1998 to 2000, Mr. Reardon served on the Board of the Emerging Companies Section of the Biotechnology Industry Organization. He also served on the Board of Directors of the Massachusetts Biotechnology Council from 2000 until his retirement from PWC. Mr. Reardon is a director of Idera Pharmaceuticals, Inc., and Synta Pharmaceuticals, Inc., serving as Audit Committee Chairman of each.

Dr. Riedel is currently Chief Scientific Officer and Corporate Vice President for Baxter International Inc., a manufacturer of health care products, specialty therapeutics and medical instruments. From 1998 until March 2001, Dr. Riedel served as President of the Recombinant Strategic Business Unit for Baxter Bioscience, a division of Baxter International. Prior to joining Baxter in 1998, Dr. Riedel served as Head of Global Biotechnology for Hoechst Marion Roussel, Inc.

Mr. Voris currently serves as CEO of HAPC, Inc., a special purpose acquisition company. He started this role in September 2005. Prior to this role he was chairman and CEO of Epocrates, a clinical software company. Prior to Epocrates, Mr. Voris spent nearly three decades at Eli Lily and Company, serving in a variety of roles. He also serves on the Boards of Directors of HAPC, Inc., Epocrates, Gentiae, a clinical research company; and Regenesis Biomedical, a wound therapy medical device company.

Our Board of Directors

Our directors are elected at the annual meeting of shareholders and hold office (subject to the By-laws) until the next annual meeting of shareholders and until their successors are elected and qualified. The Board of Directors has determined that each of Messrs. Reardon, Riedel, Voris, Stone, Mattson and Hennessey is independent within the meaning of Rule 4200 of the NASDAQ Stock Market, Inc. (“NASDAQ”) listing standards as currently in effect and on the date of our annual meeting of shareholders.

Committees of the Board of Directors

The Board of Directors has four standing committees. Each committee operates pursuant to a written charter. The Board may also establish other committees to assist in the discharge of its responsibilities.

Audit Committee

We have an Audit Committee established in accordance with applicable rules. The Audit Committee of the Board of Directors currently consists of Messrs. Reardon, Hennessey and Stone. In the opinion of the Board of Directors, each of the members of the Audit Committee is independent within the meaning of Rules 4200 and 4350 of the NASDAQ listing standards (as currently in effect and on the date of our annual meeting of shareholders). The Board of Directors has determined that Mr. Reardon, the Chairman of the Audit Committee, possesses the attributes of an audit committee financial expert under the rules of the SEC and NASDAQ, and has, therefore, designated him as the Audit Committee financial expert.

The Board of Directors has adopted an Audit Committee Charter. A copy of the charter is available to security holders on the Company’s website (www.oscient.com).

Compensation Committee

The Board of Directors has a Compensation Committee, which currently consists of Dr. Riedel (Chairman), Mr. Voris and Mr. Mattson. All members of the compensation committee are independent directors, and none of them are present or past employees or officers of ours or any of our subsidiaries. No member of the compensation committee has had any relationship with us requiring disclosure under Item 404 of Regulation S-K under the Exchange Act. None of our executive officers has served on the board or compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served on our board or compensation committee.

The Board of Directors has adopted a Compensation Committee Charter. A copy of the charter is available to security holders on the Company’s website (www.oscient.com).

Nominating and Corporate Governance Committee

The Company has a Nominating and Corporate Governance Committee composed of independent members within the meaning of rule 4200 of the NASDAQ listing standards, which currently consists of Mr. Stone (Chairman), Dr. Riedel and Mr. Voris.

The Board of Directors has adopted a Nominating and Corporate Governance Committee Charter. A copy of the charter is available to security holders on the Company’s website (www.oscient.com).

Compliance Committee

We established a Compliance Committee of the Board of Directors in July 2005. The Compliance Committee currently consists of three Board members: Dr. Patou (Chairman), Mr. Mattson and Mr. Voris.

The Board of Directors has adopted the Compliance Committee Charter. A copy of the charter is available to security holders on the Company’s website (www.oscient.com).

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Role of Compensation Committee

The Compensation Committee of the board of directors for the majority of the last fiscal year consisted of Norbert G. Riedel, Ph.D. Committee Chairperson, Pamela J. Kirby, Ph.D. and John E. Voris. Due to Ms. Kirby’s departure from our board in December 2006, William R. Mattson Jr. was appointed to the Compensation Committee, effective as of December 6, 2006.

The Compensation Committee’s primary purpose and responsibilities include the following:

•

Review and approve corporate goals and objectives relating to CEO and other executive officer compensation, evaluate the CEO’s and other executive officers’ performance in light of those goals and objectives and, either as a committee or together with the other independent directors, determine and approve the CEO’s and other executive officers’ compensation level (encompassing base pay, management incentive plans, stock, benefits and perquisites);

•	Make recommendations to the board regarding director compensation;

•	Make recommendations to the board regarding the adoption of employee incentive compensation plans and equity-based plans;

•	Oversee administration of our equity-based plans;

•	Review and approve management proposals for annual employee salary planning; and

•	Perform periodic review of major employee benefit plans.

Objectives of Compensation Program

Our goal is to attract, retain, motivate, and reward our employees through the use of competitive compensation plans that serve to closely align employee interests with that of the company and the long-term interests of our shareholders. Competitive and labor market dynamics as well as financial position influence our compensation philosophy. We strive to retain and reward the highest caliber management team by offering competitive compensation plans, which are comparable to those offered by our competitors, and promote performance-based compensation. To more closely align the interests of employees with those of the shareholders, we employ equity-based employee awards.

Overview of Compensation and Process

We strive to attract and retain the necessary executive talent, reward annual performance and provide incentives to reward performance that is intended to create long-term shareholder value. The amount of each element of compensation is determined by or under the direction of our compensation committee, which considers the following factors in determining the amount of salary and other benefits to pay each executive:

•	performance against corporate and individual goals for the previous year;

•	difficulty of achieving desired results in the coming year;

•	value of his or her unique skills and capabilities to support long-term performance of the company;

•	performance of their general management responsibilities; and

•	contribution as a member of the executive management team.

The compensation of the executive officer team consists of a combination of salary, annual bonus, equity grants, contributions to or accruals under benefit plans and participation in various other plans generally available to all employees, such as our 401(k) plan. Each year we review the compensation paid to all employees, including executive officers, to ensure that the key elements and overall compensation remain competitive with prevailing industry benchmark data of similarly situated companies and remain aligned with shareholder interests.

Our compensation policy strives to provide a balance between long-term and current compensation which serve to attract and retain talent and provide equity awards as incentives to maximize long-term value for our company and our shareholders. We provide cash compensation in the form of base salary to meet competitive salary norms and reward good performance on an annual basis and in the form of bonus compensation to reward superior performance against specific annual corporate goals. We provide non-cash compensation to reward superior performance against specific objectives and long-term strategic goals. Compensation for our executive officers for fiscal 2006 included a mix of cash and non-cash compensation, including benefits and equity-related awards. Equity awards are determined by performance and competitive market practice with respect to equity awards granted to executives as a percentage of common shares outstanding.

Section 162(m) of the U.S. tax code generally disallows a tax deduction to public companies for compensation in excess of $1 million paid to each of the corporation’s chief executive officer and four other most highly paid executive officers. Qualifying performance-based compensation will not be subject to the deduction limitation if certain requirements are met. We periodically review the potential consequences of Section 162(m) and may structure the performance-based portion of our executive compensation to comply with certain exemptions in Section 162(m). However, we reserve the right to use our judgment to authorize compensation payments that do not comply with the exemptions in Section 162(m) when we believe that such payments are appropriate and in the best interests of the stockholders, after taking into consideration changing business conditions or the officer’s performance.

Compensation Components

The components of our compensation program as described in more detail below:

Base Salary

Base salaries for our named executive officers are established based on their responsibilities, experience and expected contribution to the Company. Salary levels also take into account the salary and compensation paid by similar companies with which we compete for executive talent. Each year, we established a budget for merit based salary increases for all employees of the company, including the executive officers. In 2006, based on 2005 performance and the other factors, the budget for merit salary increases was fixed at 3%. The merit budget remained unchanged for 2007 based on 2006 performance.

Base salaries are reviewed annually taking into account the executive officer’s effectiveness in achieving the corporate and personal goals set out for the previous year, his or her expected contribution for the coming year and the competitive data. Base salaries are also evaluated relative to other components of our compensation program to ensure the executives total compensation and mix of components is consistent with our compensation objectives and philosophies.

In 2006, each of Steven Rauscher, Dominick Colangelo and Stephen Cohen received a merit increase in base salary equal to 3%. Mr. Colangelo received an additional increase of 8.26% to recognize his promotion to Executive Vice President.

In 2007, it was determined that the executive officers would not receive a salary increase.

Annual Performance Bonuses

Our named executive officers are eligible to receive as a bonus an amount equal to a percentage of their annual base salary based on attainment of performance goals as determined by the compensation committee. Each year, the Chief Executive Officer recommends overall corporate goals, as well as individual goals for each named executive officer. The compensation committee reviews the proposed goals and then sets and prioritizes the goals for the year. The committee also determines the percentage of base salary which the executive officers are eligible to receive based on achievement of stated goals and overall stewardship of the company. The performance goals are linked to financial, strategic, operational and organizational objectives, although considerable weight was prescribed to performance goals relating to the acquisition, integration and sales of ANTARA allowing for executives to achieve beyond their established bonus potential. Within each of these categories there are goals for overall corporate performance and individual performance goals. The bonus for our Chief Executive Officer, Mr. Rauscher, is based on the attainment of the overall corporate goals. Following each year, the Chief Executive Officer provides the compensation committee his assessment of the performance of the executive officers generally and against the performance goals. The compensation committee reviews the performance of the executive officers, determines the extent to which the performance goals are achieved and, either as a committee or together with the other independent directors, determines in its discretion the bonuses payable to the executive officers. Performance bonuses are paid in cash.

In August of 2006, following the completion of the ANTARA acquisition, the performance goals were modified to include goals related to ANTARA. Given the importance of ANTARA to the future of the Company, the compensation committee felt that it was important to provide appropriate incentives to ensure a successful integration and launch of ANTARA. The revised goals included ANTARA specific goals to be measured through February 2007 in order to better gauge the success of the ANTARA launch. In determining 2006 bonus payments, performance was evaluated through August 2006 against the original performance goals highlighted by key achievements in business development transactions and prudent cash management, and for the balance of the year against the revised goals established in August with notable performance attained on ANTARA specific goals.

Based on an assessment of the achievement of performance, goals in particular taking into account the successful integration and launch of ANTARA, Messrs. Rauscher, Colangelo and Maitre were awarded 2006 cash bonuses of $325,282, $206,136 and $71,904 respectively. Based on his performance through his retirement at the end of June 2006, Mr. Cohen received a 2006 bonus of $35,439.

Long-Term Equity Incentives

We grant equity awards to our named executive officers, in the form of restricted stock grants and stock options, to provide employees, including executive officers, with longer term incentives and as a key tool to encourage employee retention. Because of the direct relationship between the value of an equity award and the market price of our common stock, we believe that granting stock options and other equity awards is an effective method of motivating executive officers to manage our company in a manner that is consistent with the interests of our shareholders. Equity awards are typically granted to employees when they are hired, upon significant promotions and each year in connection with annual performance review. For annual performance grants, the executive team makes a recommendation to the compensation committee in March and the committee determines the grant for each executive officer. Equity awards typically include a mix of options to purchase our common stock and restricted shares of each common stock that vest over a prescribed period. Exercise prices for option grants are wholly determined by the compensation committee and are fixed at the fair market value on the date of compensation committee approval or at a specified date of grant, such as the date of hire in the case of a new employee.

We grant stock awards to our executive officers and eligible employees based upon prior performance, the importance of retaining their services and the potential for their performance to help us attain our long-term goals. In determining annual equity awards the compensation committee also takes into account the extent to which previous equity awards continue to provide appropriate incentives to employees. Company and individual performance and competitive market practices are key considerations in determining size and mix of grants for employees, including executive officers. Equity grants awarded to officers generally are confined to a certain percentage of all shares granted to employees During fiscal year 2006, a total of 220 employees and non-employee directors received stock option and restricted grants equal to an aggregate of 3.6% of the outstanding shares of our common stock based on the shares outstanding in March 2006 when the 2006 annual equity grants were made. In March 2006, the three named executive officers received stock option and restricted grants of approximately 96,252 shares (adjusted to take into account the one-for-eight reverse stock split effectuated in November 2006) or approximately 30% of all shares granted in fiscal 2006. Mr. Maitre received a restricted stock and a stock option grant upon his hiring in May 2006. On March 7, 2007, as part of the annual process for determining annual compensation and annual equity awards Messrs. Rauscher, Colangelo and Maitre received restricted stock awards of 24,196 shares, 19,562 shares and 7, 722 shares, respectively, all of which vest over two years and stock options to purchase 60,404 shares, 48,838 shares and 19,278 shares of common stock, respectively, which vest over two years. All options were granted at an exercise price of $4.94, the closing sale price of a share of the company’s common stock on March 7, 2007. These equity awards granted to our executive officers in the aggregate represents 1.3% of common shares outstanding and follow the company’s practice of considering officer grants within the confines of performance, market practices, annual approved usage rate and past practice with respect to percentage of outstanding shares awarded to our executive officers.

Other Benefits

Our executives are entitled to few benefits that are not otherwise available to all of our employees. Other benefits for officers are limited to executive life insurance and in the case of the Chief Executive Officer, a predetermined annual allowance of $10,000 as prescribed in Mr. Rauscher’s employment agreement with the company.

All of our named executive officers participated in our 401(k) plan and received matching employer contributions at the same rate as other employee-participants. Our health and insurance plans are the same for all employees and our healthcare premiums follow a shared cost schedule, under which employees contribute approximately 23% of the healthcare premiums. As a commercial organization, we employ a variety of annual sales contests to reward top sales representatives and sales managers which may include sales trips that are hosted by certain members of the executive team; however, during 2006, none of the executive officers participated in any of these trips.

Termination-based compensation

Under the terms of their employment agreements, our executive officers are, under specified circumstances, entitled to receive severance payments and, in some cases, accelerated vesting of equity awards upon termination of employment. The severance payments, and in particular the change of control severance, are intended to aid in employee retention and maintain productivity in the event of a change of control of the company. In addition, these payments are designed to align executive and shareholder interests by enabling executives to consider corporate transactions that are in the best interests of the shareholders and other constituents of the company without undue concern over whether the transactions may jeopardize the executives’ own employment. The specific triggering provisions and severance due each of the executive officers is described below under “Employment Agreements” and “Potential Payments upon Change of Control.” We believe that our severance arrangements are in line with severance packages offered to executive officers of companies of similar size to us represented in the compensation data we reviewed.

Post-Employment Compensation

Pension Benefits.    We do not provide pension arrangements or post-retirement health coverage for our executives or employees. Our executive officers are eligible to participate in our 401(k) defined contribution plan. In any plan year, we will contribute to each participant a matching contribution equal to 50% of the first 6% of the participant’s compensation that has been contributed to the plan, as prescribed in the plan document and within federal tax limits. All of our executive officers participated in our 401(k) plan during fiscal 2006 and received matching contributions.

Nonqualified Deferred Compensation.    We do not provide any nonqualified defined contribution or other deferred compensation plans.

Summary Compensation Table for 2006

The following table sets forth the compensation paid by us in respect of our fiscal year ended December 31, 2006 to (i) our Chief Executive Officer, (ii) the two individuals who served as our principal financial officer in 2006 and (iii) our only other executive officer.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)(1)	Option Awards ($)(1)	All Other Compensation ($)		Total ($)
Steven M. Rauscher Chief Executive Officer and President	2006	$432,115	$325,282		$89,307	$106,020	$174,240	(6)	$1,126,964

Dominick Colangelo Executive Vice President—Corporate Development and Operations	2006	338,654	206,136		71,446	85,012	7,050	(7)	708,298

Philippe Maitre Sr. Vice President and Chief Financial Officer (2)	2006	155,769	96,904	(4)	11,549	14,575	22,022	(8)	300,819

Stephen Cohen Former Sr. Vice President and Chief Financial Officer (3)	2006	142,516	135,439	(5)	21,716	27,457	29,800	(9)	356,928

(1)	Refer to Note 2(s), “Stock-Based Compensation,” in the Notes to Consolidated Financial Statements for the assumptions used to determine the valuation of our equity awards.
(2)	Mr. Maitre’s employment with the Company began May 22, 2006 pursuant to an employment agreement dated May 5, 2006 described in more detail in the section entitled “Employment Agreements” below.
(3)	Mr. Cohen retired as Senior Vice President and Chief Financial Officer on May 22, 2006; Mr. Cohen continued with the Company on a full-time basis through June 30, 2006 and provided transitional services on a part time basis through December 31, 2006.
(4)	Mr. Maitre received a one-time signing bonus of $25,000 upon commencement of his employment in May 2006 and a performance bonus of $71,904 for fiscal year 2006 performance, to be paid in March 2007. The bonus earned by Mr. Maitre for fiscal 2006 is prorated per the seven-month period of fiscal 2006 during which Mr. Maitre served as an executive officer.
(5)	As a condition of providing part-time transitional services to the company through December 31, 2006, Mr. Cohen received $100,000 paid in two equal installments on July 7, 2006 and September 23, 2006; Mr. Cohen also received a performance bonus of $35,439 for fiscal year 2006, paid in 2007 which was prorated per the five-month period of 2006 during which Mr. Cohen was an executive officer and provided services to the Company.

(6)	The 2006 amount represents $3,758 in contributions to Mr. Rauscher’s life insurance premiums, $6,600 to the Company’s 401(k) Retirement Savings Plan, $14,652 in compensation allowances and $149,230 related to income realized for payment in full of all principal outstanding under the March 28, 2001 note described more fully in section entitled “Employment Agreements”. In accordance with the terms of the loan, Mr. Rauscher transferred 3,000 shares to the company as payment in full under such loan and paid the company an amount equal to $41,334 for interest due to the company pursuant to such loan.
(7)	The 2006 amount represents $450 in contributions to Mr. Colangelo’s life insurance premiums, and $6,600 to the Company’s 401(k) Retirement Savings Plan.
(8)	This amount represents $22,022 in relocation costs.
(9)	This amount represents $6,600 to the Company’s 401(k) Retirement Savings Plan and $23,200 in relocation costs.

Grants of Plan-Based Awards for 2006

The following table sets forth certain information with respect to the options granted during or for the fiscal year ended December 31, 2006 to each of our named executive officers.

Name and Principal Position	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (1) (#)		All Other Option Awards: Number of Securities Underlying Options (2) (#)		Exercise or Base Price of Option Awards (3) ($)	Grant Date Fair Value of Stock and Option Awards (4) ($)
Steven M. Rauscher Chief Executive Officer and President	02/27/06	12,500		31,251		$15.40	$450,632

Dominick Colangelo Executive Vice President—Corporate Development and Operations	02/27/06	10,000		25,000		15.40	360,500

Philippe Maitre Sr. Vice President and Chief Financial Officer	05/22/06	8,750	(5)	21,875	(6)	13.64	211,383

Stephen Cohen Former Sr. Vice President and Chief Financial Officer	02/27/06	5,000		12,501		15.40	180,257

(1)	Awards consist of restricted stock awards that, unless otherwise noted below, vest 50% per year for two years from date of grant. Number of shares for stock awards and options have been adjusted to take into account the effect of the 1-for-8 reverse stock split consummated in November of 2006.

(2)	Unless otherwise noted below, all options vest in eight equal quarterly installments beginning 90 days form the grant date.

(3)	The exercise price of the stock option awards is equal to the average of the high and low sales price of the common stock on the day of grant as reported by The NASDAQ Global Market, as adjusted to take into account the effect of the 1-for-8 reverse stock split consummated in November of 2006.

(4)	Refer to Note 2(s), “Stock-Based Compensation”, in the Notes to Consolidated Financial Statements for the assumptions used to determine the valuation of our equity awards.

(5)	Award consists of restricted stock that vest in four equal annual installments on the anniversary of his commencement of employment.

(6)	Options vest in four equal annual installments on the anniversary of his commencement of employment.

Outstanding Equity Awards Value at Fiscal Year-End Table

The following table includes certain information with respect to the value of all unexercised options previously awarded to the named executive officers at the fiscal year end December 31, 2006. The share numbers in the table below have been adjusted to take into account the effect of the 1-for-8 reverse stock split consummated in November of 2006.

	Option Awards							Stock Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price		Option Expiration Date (1)	Number of Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested as of December 31, 2006	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Steven M. Rauscher Chief Executive Officer and President	34,037	—		—		$115.50	10/25/2010	—		—	—	—
	30,000	—		—		$115.50	10/25/2010	—		—	—	—
	3,463	—		—		$115.50	10/25/2010	—		—	—	—
	1,953	—		—		$13.36	3/6/2012	—		—	—	—
	3,751	—		—		$45.16	3/6/2012	—		—	—	—
	3,750	—		—		$45.16	3/6/2012	—		—	—	—
	2,500	—		—		$8.80	10/9/2012	—		—	—	—
	1,667	—		—		$8.80	10/9/2012	—		—	—	—
	834	—		—		$8.80	10/9/2012	—		—	—	—
	8,251	—		—		$3.072	3/11/2013	—		—	—	—
	1,172	1,172	(2)	—		$10.24	3/11/2013	—		—	—	—
	2,344	—		—		$10.24	3/11/2013	—		—	—	—
	1,069	—		—		$15.42	2/3/2014	—		—	—	—
	271	2,107	(3)	—		$41.76	4/12/2014	—		—	—	—
	51,812	—		—		$41.76	4/12/2014	—		—	—	—
	5,209	3,102	(3)	—		$41.76	4/12/2014	—		—	—	—
	1	—		—		$21.80	3/6/2015	—		—	—	—
	9,285	—		—		$21.80	3/6/2015	—		—	—	—
	1	4,166	(3)	—		$21.80	3/6/2015	—		—	—	—
	29,167	16,667	(3)	—		$21.80	3/6/2015	—		—	—	—
	1,068	—		—		$18.20	12/20/2015	—		—	—	—
	1	595	(4)	—		$15.40	2/26/2016	—		—	—	—
	11,719	18,936	(4)	—		$15.40	2/26/2016	—		—	—	—
	—	—		—		—	—	6,250	(5)	$32,875	—	—

Dominick Colangelo Executive Vice President	3,477 4,336	10,431 13,006	(2) (2)	— —	$ $	28.76 28.76	1/2/2015 1/2/2015	— —		— —	— —	— —
	9,375	15,625	(4)	—		$15.40	2/26/2016	—		—	—	—
	—	—		—		—	—	5,000	(5)	$26,300	—	—

Philippe Maitre Sr. Vice President and Chief Financial Officer	— —	21,875 —	(2)	— —		$13.64 —	05/21/2016 —	— 8,750		— 46,025	— —	— —

	Option Awards					Stock Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date (1)	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested as of December 31, 2006	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Stephen Cohen Former Sr. Vice President and Chief Financial Officer	4,688	—	—	$65.62	3/31/2007	—	—	—	—
	1,408	—	—	$65.62	3/31/2007	—	—	—	—
	3,280	—	—	$65.62	3/31/2007	—	—	—	—
	2,396	—	—	$19.68	3/31/2007	—	—	—	—
	4,375	—	—	$81.75	3/31/2007	—	—	—	—
	817	—	—	$13.84	3/31/2007	—	—	—	—
	1,000	—	—	$45.16	3/31/2007	—	—	—	—
	3,000	—	—	$45.16	3/31/2007	—	—	—	—
	1,938	—	—	$8.80	3/31/2007	—	—	—	—
	1,563	—	—	$8.80	3/31/2007	—	—	—	—
	2,769	—	—	$3.07	3/31/2007	—	—	—	—
	1,454	—	—	$10.24	3/31/2007	—	—	—	—
	766	—	—	$15.42	3/31/2007	—	—	—	—
	1,314	—	—	$41.76	12/31/2008	—	—	—	—
	11,187	—	—	$41.76	12/31/2008	—	—	—	—
	4,430	—	—	$21.80	12/31/2008	—	—	—	—
	6,444	—	—	$21.80	12/31/2008	—	—	—	—
	18,557	—	—	$21.80	12/31/2008	—	—	—	—
	766	—	—	$18.20	3/31/2007	—	—	—	—
	4,688	—	—	$15.40	3/31/2007	—	—	—	—

(1)	The expiration date of each option occurs ten years after the date of grant of each option.
(2)	Options become exercisable in four equal annual installments from the date of grant.
(3)	Options become exercisable in twelve equal quarterly installments beginning 90 days from the date of grant.
(4)	Options become exercisable in eight equal quarterly installments beginning 90 days from the date of grant.
(5)	Restricted stock vests in two equal installments on November 30, 2006 and November 30, 2007, respectively.

Options Exercised and Stock Vested in the year ended December 31, 2006

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)
Steven Rauscher	6,250	$36,320
Dominick Colangelo	5,000	$29,056
Philippe Maitre	—	—
Stephen Cohen	2,500	$38,500

(1)	Number of shares have been adjusted to take into account the effect of the 1-for-8 reverse stock split consummated in November of 2006.

Employment Agreements

Steven M. Rauscher, President and Chief Executive Officer

Steven M. Rauscher, President and Chief Executive Officer, has an employment agreement with us, that commenced on October 26, 2000. Mr. Rauscher’s current base salary is $432,600 per year. The agreement entitles Mr. Rauscher to receive an annual incentive bonus of up to 60% of his base salary based on our achievement of enhanced share value and certain operating and financial goals to be determined by the Board of Directors. Upon hiring in October 2000, Mr. Rauscher was awarded stock options to purchase 67,500 shares of common stock (as adjusted pursuant to the 1-for-8 reverse stock split) at an exercise price of $115.50 per share (as adjusted pursuant to the 1-for-8 reverse stock split), the fair market value of the common stock on the date of grant. These options are fully vested. In connection with his commencement of employment with us in 2001, Mr. Rauscher was also awarded 3,000 shares of restricted common stock share (as adjusted pursuant to the 1-for-8 reverse stock split). On March 28, 2001, we loaned Mr. Rauscher $163,000 to allow him to pay income tax liabilities associated with the grant of the 3,000 restricted shares. The loan became due and payable on December 31, 2006. The principal amount of the loan was non-recourse as it was secured only by the 3,000 shares of restricted stock, while the interest component of the loan was full recourse. On December 31, 2006, in accordance with the terms of the loan, Mr. Rauscher transferred the 3,000 shares to the company as payment in full of all principal outstanding under such loan and paid us an amount equal to $41,334 for interest due to us pursuant to such loan.

In the event that Mr. Rauscher’s employment is terminated by us for reasons other than for cause, or he terminates it with good reason (as defined), the agreement provides for the continuation of all compensation and benefits for a period of up to 12 months, or until such time as he finds comparable employment, whichever occurs first. Also, if, within two years following a change of control (as defined) by us, Mr. Rauscher’s employment is terminated other than for cause, or he experiences a material reduction in responsibilities or compensation, or is required to relocate out of the greater Boston area, he will receive a lump sum severance payment in an amount equal to two times the sum of his base salary and annual target incentive bonus, as well as the pro-rated portion of his target bonus for the year in which his employment is terminated, and any remaining unvested options and restricted shares will immediately and fully vest and all his options will remain exercisable for the shorter of two years from his date of termination or the expiration date of the option. Mr. Rauscher is also entitled to continue to participate in company’s group health and dental plans for a period of 24 months following termination and the company is obligated to continue to contribute to the premium cost of that coverage for such period. Mr. Rauscher’s employment agreement also provides that he will be entitled to receive a payment to cover any excise tax payable with respect to such severance payments as a result of Section 280G of the U.S. tax code.

Dominick Colangelo, Executive Vice President, Corporate Development and Operations

Dominick (Nick) Colangelo, Esq., Executive Vice President, Corporate Development and Operations, has an employment agreement with us, which commenced on January 1, 2005. Mr. Colangelo’s current base salary is $340,000 per year. The agreement, as amended, entitles Mr. Colangelo to receive an annual incentive bonus of up to 50% of his salary based on his performance and that of the Company against goals to be determined by the Board of Directors annually after consultation with Mr. Colangelo. Upon hiring in January 2005, Mr. Colangelo received a cash signing bonus of $100,000 and was awarded stock options to purchase 31,250 shares of common stock (as adjusted pursuant to the 1-for-8 reverse stock split) at $28.76 per share (as adjusted pursuant to the 1-for-8 reverse stock split), the fair market value of the common stock on the date of grant, which options vest in four equal annual installments on the anniversary of his commencement of employment.

In the event that Mr. Colangelo’s employment is terminated by us for reasons other than for cause, or he terminates it with good reason (as defined), the agreement provides for the continuation of all compensation and benefits for a period of up to nine months, or until such time as he finds comparable employment, whichever occurs first. Also, if, within two years following a change of control (as defined) of us, Mr. Colangelo’s employment is terminated other than for cause, or he experiences a material reduction in responsibilities or compensation at the surviving company, or he is required to relocate out of the greater Boston area, he will receive a lump sum severance payment equal to one and a half times the sum of his base salary and annual target incentive bonus, as well as the pro-rated portion of his target bonus for the year in which his employment is terminated and any remaining unvested restricted shares and options will immediately and fully vest and all his options will remain exercisable for the shorter of two years from his date of termination or the expiration date of the option. Mr. Colangelo is also entitled to continue to participate in company’s group health and dental plans for a period of 18 months following termination and the company is obligated to continue to contribute to the premium cost of that coverage for such period. Mr. Colangelo’s employment agreement also provides that he will be entitled to receive a payment to cover any excise tax payable on such severance payments as a result of Section 280G of the U.S. tax code.

Philippe Maitre, Senior Vice President and Chief Financial Officer

Philippe Maitre, Senior Vice President and Chief Financial Officer, has an employment agreement with us, which commenced on May 22, 2006. Mr. Maitre’s current base salary is $270,000 per year. The agreement entitles Mr. Maitre to receive an annual incentive bonus of up to 40% of his base salary based on his performance and that of the company against goals to be determined by the Board of Directors annually after consultation with Mr. Maitre. Upon hiring in May 2006, Mr. Maitre received a cash signing bonus of $25,000 and was awarded (i) stock options to purchase 21,875 shares of common stock (as adjusted pursuant to the 1-for-8 reverse stock split) at an exercise price of $13.64 per share (as adjusted pursuant to the 1-for-8 reverse stock split), the fair market value of the common stock on the date of grant, which options vests in four equal annual installments on the anniversary of his commencement of employment, and (ii) 8,750 shares of restricted common stock (as adjusted pursuant to the 1-for-8 reverse stock split), which stock vest in four equal annual installments on the anniversary of his commencement of employment. We also agreed to reimburse Mr. Maitre for reasonable relocation expenses up to $125,000.

In the event that Mr. Maitre’s employment is terminated by us for reasons other than for cause, or he terminates it with good reason (as defined), the agreement provides for the continuation of all compensation and benefits for a period of up to nine months, or until such time as he finds comparable employment, whichever occurs first. Also, if, within two years following a change of control (as defined) of us, Mr. Maitre’s employment is terminated other than for cause, or he experiences a material reduction in responsibilities at the surviving company, he will receive a lump sum severance payment equal to one and a half times the sum of his base salary and annual target incentive bonus, as well as the pro-rated portion of his target bonus for the year in which his employment is terminated and any remaining unvested restricted shares and options will immediately and fully vest and all his options will remain exercisable for the shorter of two years from his date of termination or the expiration date of the option. Mr. Maitre is also entitled to continue to participate in our group health and dental plans for a period of 18 months following termination and the company is obligated to continue to contribute to the premium cost of that coverage for such period.

Stephen Cohen, Former Senior Vice President and Chief Financial Officer

Stephen Cohen was the Senior Vice President and Chief Financial Officer. He retired from this position in May 2006; however, he continued to work for us on a full-time basis through June 2006 and on a part-time basis through December of 2006. Mr. Cohen had an employment agreement with us, which terminated on June 30, 2006, which entitled Mr. Cohen to receive an annual incentive bonus of up to

40% of his base salary, which was $265,000 at such time, based on his performance and that of the Company against goals to be determined by the Board of Directors annually after consultation with Mr. Cohen. Mr. Cohen received a performance bonus of $35,439 for fiscal year 2006, which was prorated for the five month period of 2006 during which Mr. Cohen was an executive officer and provided services to us. Mr. Cohen received $100,000, in two equal installments of $50,000, one in July 2006 and one in September 2006, for his provision of part-time transitional services to the company from July 2006 through December 2006. Upon hiring in January 2001, Mr. Cohen was awarded stock options to purchase 9,376 shares of common stock (as adjusted pursuant to the 1-for-8 reverse stock split) at an exercise price of $65.62 per share (as adjusted pursuant to the 1-for-8 reverse stock split), the fair market value of the common stock on the date of grant, which options vested in four equal annual installments on the anniversary of his commencement of employment. In lieu of a cash signing bonus, Mr. Cohen was awarded additional options in January 2001 to purchase 2,396 shares of stock (as adjusted pursuant to the 1-for-8 reverse stock split) at an exercise price of $19.68 per share (as adjusted pursuant to the 1-for-8 reverse stock split), representing thirty percent of the fair market value of the common stock on the date of grant, which options vested in two equal installments on the anniversary of his employment.

Potential Payments Upon Change of Control Under Employment Agreements

The following table summarizes the potential payments to each named executive officer assuming that one of the following events occurs. The table assumes that the event occurred on December 29, 2006, the last business day of our fiscal year. We have assumed a price per share of our common stock of $5.06, which was the closing price of our common stock on December 29, 2006.

Name	Termination Other Than “For Cause” or Resignation With Good Reason		Termination Other Than “For Cause” Following a Change in Control
Steven Rauscher President and Chief Executive Officer	$707,026	(1)	$2,272,572	(2)

Dominick Colangelo Executive Vice President, Corporate Development & Operations	392,601	(3)	999,264	(4)

Philippe Maitre Senior Vice President and Chief Financial Officer	294,650	(5)	652,300	(6)

(1)	Includes payment of the following: $432,600 for the continuation of salary, $259,560 for his target bonus and $14,866 for continuation of benefits for a period of 12 months following such termination, or until Mr. Rauscher finds comparable employment. We have assumed payment for the full 12 months.
(2)

Includes payment of the following: $1,384,320 in a lump sum payment for salary and bonus, equivalent to two times his base salary for fiscal year 2006 plus two times his annualized target incentive bonus; $259,560 for the pro-rated portion of his target bonus for the year in which he was terminated; $54,180 for benefits, the value of which is based upon the premiums in effect on December 29, 2006; $52,995 for accelerated vesting of equity awards, based on the fair value of unvested stock options as of December 29, 2006 in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-based Payments”; and, $521,517 for any excise tax payable with respect to such severance payments in accordance with Section 280G of the U.S. tax code. The gross-up figures assume a December 31, 2006 change in control and termination date. For purposes of these figures, the following are included as parachute payments: cash severance payable upon the termination in connection with the change of control, additional pro-rated bonus amounts payable upon the termination, and the value of the acceleration of outstanding equity awards, all determined in accordance with applicable tax regulations. Any earned but unpaid salary or bonus amounts due following the termination are not treated as parachute payments. We have assumed that all outstanding options are cashed out in the assumed transaction for an amount equal to the excess, if any, of $5.06 (the closing price of our common stock on December 29, 2006, the last business day of the year) over the exercise per share under the option, multiplied by the number of shares subject to the option. Finally, these figures assume that none of the parachute payments will be discounted as attributable to reasonable compensation and no value is attributed to the executive executing a non-competition agreement in connection with the assumed termination of employment.

(3)	Includes payment of $255,000 for the continuation of salary, $127,500 for his target bonus and $10,101 for continuation of benefits for a period of nine months following such termination, or until Mr. Colangelo finds comparable employment. We have assumed payment for the full nine months.
(4)	Includes payment of the following: $765,000 in a lump sum payment for salary and bonus, equivalent to one and a half times the sum of his base salary for fiscal year 2006 plus his annualized target incentive bonus; $170,000 for the pro-rated portion of his target bonus for the year in which he was terminated; $20,202 for benefits, the value of which is based upon the premiums in effect on December 29, 2006; and $44,062 for accelerated vesting of equity awards, based on the fair value of unvested stock options as of December 29, 2006 in accordance with the provisions of SFAS No. 123R, “Share-based Payments”.
(5)	Includes payment of $202,500 for the continuation of salary, $81,000 for his target bonus and $11,150 for continuation of benefits for a period of nine months following such termination, or until Mr. Maitre finds comparable employment. We have assumed payment for the full nine months.
(6)	Includes payment of the following: $567,000 in a lump sum payment for salary and bonus, equivalent to one and a half times the sum of his base salary for fiscal year 2006 plus his annualized target incentive bonus; $63,000 for the pro-rated portion of his target bonus for the year in which he was terminated; $22,300 for benefits, the value of which is based upon the premiums in effect on December 29, 2006; and, $30,625 for accelerated vesting of equity awards, based on the fair value of unvested stock options as of December 29, 2006 in accordance with the provisions of SFAS No. 123R, “Share-based Payments”.

Director Compensation for the year ended December 31, 2006

Name(1)	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)		Option Awards ($) (3)(4)(5)		All Other Compensation ($)		Total ($)
G. Brown	500	890		887	(6)	—		2,277
L. Evnin	26,000	—		—		—		26,000
W. Flamenbaum	0	100		103	(7)	—		203
R. Hennessey	41,500	654		620		—		42,774
P. Kirby	78,375	654	(8)	620	(8)	—		79,649
W. Mattson	21,000	1,309		1,240		—		23,549
G. Patou	55,125	654		620		117,413	(9)	173,812
W. Reardon	70,000	654		620		—		71,274
N. Riedel	68,500	654		620		—		69,744
D. Singer	6,750	—		—		—		6,750
D. Stone	82,709	654		620		—		83,983
J. Voris	62,813	654		620		—		64,082

(1)	Mr. Steven Rauscher, a director of our company, has been omitted from this table since he receives no compensation for serving on our board.
(2)	Amounts consist of the fees paid to directors described below under the heading “Overview of Non-Employee Director Compensation.”

(3)	Refer to Note 2(s), “Stock-Based Compensation”, in the Notes to Consolidated Financial Statements for assumptions used to determine the valuation of our equity awards.
(4)	Unless otherwise noted below, the grant date fair value of each stock option awarded to Non-Employee Directors is $5.43 (as adjusted to take into account the 1-for-8 reverse stock split effectuated on November 15, 2006).
(5)	The following are the aggregate number of option and restricted stock awards outstanding that have been granted to each of our non-employee directors as of December 31, 2006, the last day of the 2006 fiscal year was as follows: G. Brown 2,100; W. Flamenbaum 2,100; R. Hennessey 10,383; P. Kirby 3,715; W. Mattson 2,100; G. Patou 5,675; W. Reardon 8,989; N. Reidel 19,800; D. Stone 18,520; and J. Voris 5,675.
(6)	The grant date fair value of each stock option is $5.93 (as adjusted to take into account the 1-for-8 reverse stock split effectuated November 15, 2006).
(7)	The grant date fair value of each stock option is $3.72 (as adjusted to take into account the 1-for-8 reverse stock split effectuated November 15, 2006).
(8)	Such awards were issued to P. Kirby under the company’s 2001 Incentive Plan in 2006, but did not vest prior to her December 6, 2006 resignation from the board.
(9)	Consulting fees paid to G. Patou, for consulting services performed, including expanded services related to the Advisory Committee meeting convened by the FDA in connection with Oscient’s sNDA filing for the ABS indication.

Overview of Non-Employee Director Compensation

We review the level of compensation of our non-employee directors periodically to ensure that remuneration elements remain competitive. We have historically obtained data from a number of different sources including:

•	publicly available data describing director compensation in peer companies;

•	survey data collected by our human resources department; and

•	information obtained directly from other companies.

Pursuant to the 2001 Incentive Plan, each non-employee director receives an annual retainer of $40,000 and the chairman of the Board of Directors receives an additional $20,000. Additional retainers are paid for membership on the board’s committees. Members of the Audit Committee receive an annual retainer of $15,000, while the chairman receives $30,000. Members of the Compensation Committee receive an annual retainer of $10,000, while the chairman receives $20,000. Members of the Nominating and Corporate Governance Committee, including the chairman, receive an annual retainer of $5,000. Members of the Compliance Committee receive $10,000, while the chairman receives $15,000.

In addition to the annual retainers, non-employee directors were also granted (i) upon their initial election to the board, options to receive an aggregate of 1,500 shares of common stock (as adjusted pursuant to the 1-for-8 reverse stock split) that vest equally over three years with an exercise price equal to the fair market value at date of grant, and a restricted stock award of 600 shares of common stock (as adjusted pursuant to the 1-for-8 reverse stock split) that vests equally over three years; and (ii) upon their re-election to the Board, options to receive an aggregate of 750 shares of common stock (as adjusted pursuant to the 1-for-8 reverse stock split) that vest equally over two years with an exercise price equal to the fair market value at date of grant, and a restricted stock award of 300 shares of common stock (as adjusted pursuant to the 1-for-8 reverse stock split), that vests equally over two years with an exercise price equal to the fair market value at date of grant. Upon a change of control, if within two years following such event, a director is either not nominated to serve as a director or is not elected by the shareholders to serve as a director, all of such director’s unvested options become exercisable upon such director ceasing to be a director of the Company and all of the director’s options remain exercisable until the earlier of two years from the date such director ceases to be a director and the final exercise date of such option.

Directors who are also our employees do not receive cash or equity compensation for service on the board in addition to compensation payable for their service as employees of Oscient.

RELATED PARTY TRANSACTIONS

In accordance with our audit committee charter, our audit committee is responsible for reviewing and approving the terms and conditions of all related party transactions. Although we have not entered into any financial transactions with any immediate family member of a director or executive officer of our company, if we were to do so, any such material financial transaction would need to be approved by our audit committee prior to our company entering into such transaction. A report is made to our audit committee annually disclosing all related parties that are employed by us and related parties that are employed by other companies that we had a material relationship with during that year, if any. Our audit committee also reviews and approves our proxy statement and the information contained therein. We have determined that, in 2006, we had the following reportable related transactions described below.

On February 6, 2004, we completed our merger with GeneSoft Pharmaceuticals, Inc. David Singer and Luke Evnin, who served on our board of directors through June of 2006 and Gary Patou, currently serving on the Board of Directors, served as directors and/or officers of Genesoft prior to the merger. Pursuant to the terms of the merger agreement, we provided, with respect to Mr. Singer and Mr. Evnin and continue to provide, with respect to Mr. Patou, a directors’ and officers’ liability insurance policy that covers the acts and omissions of Messrs. Singer, Patou and Evnin in their capacities as directors and officers of Genesoft for a period of six years from the closing date of the merger.

Pursuant to a consulting agreement with the company, Dr. Patou provided periodic consulting services to the Company, including expanded services related to the Advisory Committee meeting convened by the FDA in connection with Oscient’s sNDA filing for the ABS indication. Dr. Patou received a total of $108,000 for such services in 2006.

To finance the acquisition of ANTARA capsules in August 2006, we entered into several financing arrangements with Paul Royalty Fund Holdings II, LP, an affiliate of Paul Capital Partners (“PRF”), in consideration for an aggregate amount of $70.0 million. In connection with such financing arrangements, we agreed to elect one person designated by PRF to our Board following the closing in August of 2006 and to continue to nominate one person designated by PRF for election to our Board by our shareholders. Initially, Greg Brown was PRF’s representative and currently Walter Flamenbaum acts as the PRF designee to our Board. In connection with such financing transaction, we entered into the Revenue Interests Assignment Agreement pursuant to which we sold to PRF the right to receive specified royalties on the net sales in the U.S. (and the net sales of their respective affiliates and licensees) of the ANTARA products and FACTIVE tablets until December 31, 2016. Further, our wholly owned subsidiary, Guardian II, entered into a Note Purchase Agreement with PRF pursuant to which Guardian II issued and sold a $20,000,000 aggregate principal amount of 12% senior secured note due on the fourth anniversary of the closing date, subject to Guardian II’s option to extend the maturity to the sixth anniversary of the closing date, provided (i) there are no defaults under the note at the time, and (ii) we issue to PRF, at the time of the exercise of such option, a warrant for a number of shares of common stock equal to 10% of the principal balance plus accrued interest divided by $6.94, with an exercise price of $6.94 per share. In connection with such financial agreements, Guardian II and PRF entered into a Security Agreement under which Guardian II granted to PRF a security interest in and to substantially all assets owned by Guardian II (including rights to the ANTARA products) in order to secure its performance under each of the agreements with PRF. As part of the financing, we and PRF also entered into a Common Stock and Warrant Purchase Agreement, pursuant to which, in exchange for $10 million, Oscient sold to PRF 1,388,889 shares of the common stock (as adjusted pursuant to the 1-for-8 reverse stock split) at a price of $7.20 per share (as adjusted pursuant to the 1-for-8 reverse stock split) and issued PRF a warrant to purchase 288,019 shares of common stock (as adjusted pursuant to the 1-for-8 reverse stock split) at an exercise price of $6.94 per share (as adjusted pursuant to the 1-for-8 reverse stock split). The Warrant is exercisable for seven years from the date of closing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of March 1, 2007 by:

•	each person known by us to beneficially own more than 5% of our common stock;

•	each of our directors and named executive officers; and

•	all of our directors and executive officers as a group.

The percentages shown are based on shares of Company common stock outstanding as of March 1, 2007. Unless otherwise indicated, the address for each stockholder is c/o Oscient Pharmaceuticals Corporation, 1000 Winter Street, Suite 2200, Waltham, Massachusetts 02451. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all shares of capital stock listed as owned by such person or entity.

Beneficial ownership and percentage ownership are determined in accordance with the rules and regulations of the SEC and include voting or investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of the date hereof are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name. The percentage of beneficial ownership is based on 13,642,431 shares of common stock outstanding on March 1, 2007.

	Amount and Nature of Beneficial Ownership		Percent of Class
5% Stockholders:
Paul Royalty Fund Holdings II	1,676,908	(1)	12.0%
Ashford Capital Management, Inc.	1,509,763	(2)	11.0%
Abingworth Management Limited	751,853	(3)	5.4%

Directors and Named Executive Officers:
Walter Flamenbaum	1,677,508	(4)	12.0%
Steven M. Rauscher	238,896	(5)	1.7%
Dominick Colangelo	38,361	(6)	*
Norbert G. Riedel	18,490	(7)	*
David K. Stone	18,020	(8)	*
Gary Patou	16,125	(9)	*
Robert J. Hennessey	14,691	(10)	*
Philippe M. Maitre	10,566	(11)	*
William S. Reardon	8,892	(12)	*
John E. Voris	2,884	(13)	*
Gregory B. Brown	600	(14)	*
William R. Mattson	600	(15)	*
All directors and officers as a group (12 persons)	2,045,633	(16)	14.4%

*	Represents less than 1% of the class.
(1)

Includes 1,388,889 restricted shares directly held by Paul Royalty Fund Holdings II (“PRFH”) and indirectly held by Paul Royalty Fund II, LP (“PRF”), Paul Royalty Associates II, LP (“PRA”), Paul Royalty Management, LLC (“PRM”) and Paul

‘‘footnotes continued on following page’’

Capital Advisors, LLC (“PCA”). PRFH directly owns 1,388,889 shares of common stock. PRF and PRA may be deemed to indirectly own 1,388,889 shares of common stock held by PRFH because PRF and PRA are the general partners of PRFH. PRM may be deemed to indirectly own the shares because PRM is the general partner of PRF and PRA. As manager of PRA, PCA exercises voting and dispositive power over investments held by PRA. Includes warrants exercisable for 288,019 shares of common stock held by PRFH. PRF and PRA may be deemed to own the warrants held by PRFH because PRF and PRA are the general partners of PRFH. PRM may be deemed to own the warrants because PRM is the general partner of PRF and PRA. As manager of PRA, PCA exercises voting and dispositive power over investments held by PRA. The address of this shareholder is 50 California Street, Suite 3000, San Francisco, CA 94111. This information is based on information contained in a joint Schedule 13G filed on August 28, 2006 by PRFH.

(2)

The shares reported by Ashford Capital Management, Inc. (“Ashford Capital”), a registered investment advisor, are held in separate individual client accounts, two separate limited partnerships and eleven commingled funds. Includes 93,750 shares issuable upon exercise of warrants. The address of this shareholder is P.O. Box 4172, Wilmington, DE 19807. This information is based on the Schedule 13G filed on February 13, 2007 by Ashford Capital.

(3)

Includes 207,292 shares held by Abingworth Bioequities Master Fund LTD, 186,742 shares held by Abingworth Bioventures IV LP, 1,297 shares held by Abingworth Bioventures III Executives LP, 29,677 shares held by Abingworth Bioventures III C LP, 49,661 shares held by Abingworth Bioventures III B LP, 81,283 shares held by Abingworth Bioventures III A LP and 1,602 shares held by Abingworth Bioventures IV Executives LP. Includes 56,671 shares issuable upon exercise of warrants held by Abingworth Bioequities Master Fund LTD, 56,189 shares issuable upon exercise of warrants held by Abingworth Bioventures IV LP, 648 shares issuable upon exercise of warrants held by Abingworth Bioventures III Executives LP, 14,838 shares issuable upon exercise of warrants held by Abingworth Bioventures III C LP, 24,830 shares issuable upon exercise of warrants held by Abingworth Bioventures III B LP, 40,641 shares issuable upon exercise of warrants held by Abingworth Bioventures III A LP and 482 shares issuable upon exercise of warrants held by Abingworth Bioventures IV Executives LP. The investment manager of these securities is Abingworth Management Limited, 38 Jermyn Street, London, SW1Y 6DN U.K. This information is based on information contained in a joint Schedule 13G filed on February 13, 2007 by Abingworth Management Limited.

(4)

Includes 1,388,889 restricted shares directly held by Paul Royalty Fund Holdings II (“PRFH”) and indirectly held by Paul Royalty Fund II, LP (“PRF”), Paul Royalty Associates II, LP (“PRA”), Paul Royalty Management, LLC (“PRM”) and Paul Capital Advisors, LLC (“PCA”). PRFH directly owns 1,388,889 shares of common stock. PRF and PRA may be deemed to indirectly own 1,388,889 shares of common stock held by PRFH because PRF and PRA are the general partners of PRFH. PRM may be deemed to indirectly own the shares because PRM is the general partner of PRF and PRA. As manager of PRA, PCA exercises voting and dispositive power over investments held by PRA. Includes warrants exercisable for 288,019 shares of common stock held by PRFH. PRF and PRA may be deemed to own the warrants held by PRFH because PRF and PRA are the general partners of PRFH. PRM may be deemed to own the warrants because PRM is the general partner of PRF and PRA. As manager of PRA, PCA exercises voting and dispositive power over investments held by PRA. Dr. Flamenbaum is a member of PCA and he serves on the Board of Managers of PCA. Includes 600 restricted shares.

(5)

Includes (i) 224,029 shares of common stock, which shares are issuable upon the exercise of vested options or options that are to become vested within 60 days following March 1, 2007 and (ii) 6,250 restricted shares.

(6)

Includes (i) 28,126 shares of common stock, which shares are issuable upon the exercise of vested options or options that are to become vested within 60 days following March 1, 2007 and (ii) 5,000 restricted shares.

(7)

Includes (i) 17,750 shares of common stock, which shares are issuable upon the exercise of vested options or options that are to become vested within 60 days following March 1, 2007 and (ii) 300 restricted shares.

(8)

Includes (i) 16,470 shares of common stock, which shares are issuable upon the exercise of vested options or options that are to become vested within 60 days following March 1, 2007 and (ii) 300 restricted shares.

(9)

Includes (i) 2,584 shares of common stock, which shares are issuable upon the exercise of vested options or options that are to become vested within 60 days following March 1, 2007 and (ii) 300 restricted shares.

(10)

Includes (i) 8,333 shares of common stock, which shares are issuable upon the exercise of vested options or options that are to become vested within 60 days following March 1, 2007 and (ii) 300 restricted shares.

(11)	Includes 8,750 restricted shares.
(12)

Includes (i) 6,939 shares of common stock, which shares are issuable upon the exercise of vested options or options that are to become vested within 60 days following March 1, 2007 and (ii) 300 restricted shares.

(13)

Includes (i) 2,584 shares of common stock, which shares are issuable upon the exercise of vested options or options that are to become vested within 60 days following March 1, 2007 and (ii) 300 restricted shares.

(14)	All such shares are restricted shares.
(15)	All shares are restricted shares.
(16)

Includes (i) 588,584 shares of common stock that are issuable upon the exercise of vested options or options that are to become vested within 60 days following March 1, 2007, (ii) 23,600 restricted shares held by officers and directors, (iii) warrants exercisable for 288,019 shares of common stock held by PRFH and (iv) 1,388,889 restricted shares held by PRFH.

PLAN OF DISTRIBUTION

We have engaged Piper Jaffray & Co. to use its best efforts to find purchasers for up to $60.0 million of additional new notes offered in the new money offering on an agency basis. Piper Jaffray is not obligated to take or pay for any of the additional new notes. As compensation for its services, we have agreed to pay Piper Jaffray a selling commission based on the total gross proceeds raised in connection with the new money offering as follows: 2.50% of the gross proceeds up to $10,000,000; 4.00% of the gross proceeds between $10,000,000 and $20,000,000 and 6.00% of the gross proceeds above $20,000,000. This selling commission will be in addition to the fee that we have agreed to pay Piper Jaffray in connection with its services as dealer manager in connection with the exchange offers. Piper Jaffray will also be reimbursed for its reasonable out-of-pocket expenses incurred in connection with the new money offering (including reasonable fees and disbursements of counsel), whether or not the transaction closes, in an amount, together with fees and expenses reimbursed under the dealer manager agreement, up to $400,000.

The placement agreement provides that the obligations of Piper Jaffray to find purchasers are subject to enumerated conditions.

Piper Jaffray will, after consultation with us, in its discretion, allocate the additional new notes among potential investors. If you indicate your interest in participating in the new money offering to Piper Jaffray and are allocated new notes, you will be contacted, informed of your allocation and asked to confirm your allocation or withdraw your indication of interest after the effective date of the registration statements of which this prospectus is a part. If you confirm your allocation and deliver the purchase price on the closing date, you will be sold your allocation of the additional new notes. You are not guaranteed any allocation if you indicate an interest in purchasing new notes. Neither we, nor Piper Jaffray will consider whether or not a holder of the existing notes participates in the exchange offers as a relevant factor when determining the allocation of the new notes in the new money offering.

There is no minimum amount of new notes that we are required to sell and we may decide not to sell any new notes in the new money offering. The offering will commence on the date of this prospectus and may continue after the closing date of the exchange offers.

Indemnity.    The dealer manager agreement and the placement agent agreement provide that we will indemnify Piper Jaffray against certain liabilities, including liabilities under the Securities Act.

Other Relationships.    Piper Jaffray may acquire our shares or bonds in the normal course of its business. Piper Jaffray may, from time to time, engage in investment banking and other transactions with and perform services for us in the normal course of business.

Lock-up Agreements.    All of our executive officers and directors have agreed, for a period of 90 days after the date of the placement agreement, not to offer, sell, contract to sell or otherwise transfer, dispose of, loan, pledge, assign or grant (whether with or without consideration and whether voluntarily or involuntarily or by operation of law) any rights to, or interests in, any common shares, any options or warrants to purchase any common shares, any securities convertible into or exchangeable for common shares owned as of the date of this prospectus or subsequently acquired directly by the holders or to which they have or subsequently acquire the power of disposition, without the prior written consent of Piper Jaffray. Our executive officers and directors have also agreed not to enter into any transaction (including derivative transactions) having an economic effect similar to that of the sale of new notes, any common shares or any securities of ours which are substantially similar to the new notes or the common shares which are convertible into or exchangeable for, or represent the right to receive, common shares or securities that are substantially similar to our common shares, subject to certain exceptions, without the prior consent of Piper Jaffray. If (i) we issue an earnings release or material news, or a material event relating to us occurs, during the last 17 days of the lock-up period, or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then, in each case, the restrictions imposed by such agreements shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The foregoing restrictions do not apply to (a) transfers of our common shares by bona fide gift, will or operation of law (such as intestacy), including without limitation, transfers by bona fide gift will or intestacy to family members of the person executing the lock-up agreement or to a settlement or trust established under the laws of any country; provided, however, that it shall be a condition to such transfer that the transferee executes and delivers to Piper Jaffray an agreement stating that the transferee is receiving and holding the common shares subject to the provisions of the lock-up agreement, and there shall be no further transfer of such common shares except in accordance with the lock-up agreement or (b) the exercise of options (including a cashless exercise) or conversion of convertible securities outstanding as of the date hereof, provided that the shares received upon such conversion or exercise shall be subject to the terms of the lock-up agreement.

Future Sales.    In addition, we have agreed that during the period of 90 days after the date of this prospectus, we will not, without the prior written consent of Piper Jaffray, issue, sell, contract to sell or otherwise dispose of any common shares, any options or warrants to purchase any common shares or any securities convertible into, exercisable for or exchangeable for common shares, other than our sale of new notes in this offering, the issuance of common shares upon the exercise of outstanding options or warrants, the grant of options to purchase common shares under our existing share incentive award plans, the issuance of common shares upon conversion of existing notes and the new notes other than as described below and the issuance of common shares or any securities convertible into, exercisable for or exchangeable for common shares in connection with (or the financing of) any acquisition, licensing, collaboration, product acquisition or similar strategic arrangement provided that the party receiving such shares executes and delivers to Piper Jaffray an agreement stating that it is receiving and holding the common shares subject to the provisions of the lock-up agreement, and there shall be no further transfer of such common shares except in accordance with the lock-up agreement. We also have agreed not to enter into any transaction (including a derivative transaction) having an economic effect similar to that of an issuance of any of our securities which are substantially similar to the existing notes or the new notes or which are convertible into or exchangeable for, or represent the right to receive, shares or securities that are substantially similar to the existing notes or the new notes, subject to certain exceptions, without prior consent of Piper Jaffray.

No Prior Market for New Notes.    Prior to this offering, there has been no market for the new notes. Consequently, the offering price for the additional new notes to be sold in this offering will be determined through negotiations between us and Piper Jaffray. Among the factors that will be considered in those negotiations will be prevailing market conditions, our financial information and the price of the existing notes.

We do not intend to list the new notes for trading on any securities exchange or quotation system. We have been advised by Piper Jaffray that it presently intends to make a market in the new notes as permitted by applicable laws and regulations. Piper Jaffray has no obligation, however, to make a market in the new notes and may discontinue market making at any time without notice.

Stabilization.    We have been advised by Piper Jaffray that after expiration of the exchange offers certain persons participating in the new money offering may engage in transactions, including stabilizing bids that may have the effect of stabilizing or maintaining the market price of the new notes. Stabilization bids are bids for, or the purchase of, new notes on behalf of Piper Jaffray for the purpose of fixing or maintaining the price of the new notes. Such stabilization bids may be discontinued at any time.

Selling Restrictions.    The exchange offers are made in Switzerland on the basis of a private placement, not as a public offering, and the new notes will not be listed on the SWX Swiss Exchange. Neither the prospectus nor any other document related to the exchange offers does, therefore, constitute a prospectus in the sense of Art. 1156 of the Swiss Federal Code of Obligations or Art. 32 et seq. of the Listing Rules of the SWX Swiss Exchange.

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

LEGAL MATTERS

Ropes & Gray LLP, Boston, Massachusetts, will pass upon certain legal matters relating to the exchange offer and the new money offer. Certain legal matters will be passed upon for the dealer manager and placement agent by Shearman & Sterling LLP, New York, New York.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule at December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, as set forth in their report. We’ve included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

OSCIENT PHARMACEUTICALS CORPORATION

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Oscient Pharmaceuticals Corporation

We have audited the accompanying consolidated balance sheets of Oscient Pharmaceuticals Corporation as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ (deficit) equity and comprehensive loss, and cash flows for the each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oscient Pharmaceuticals Corporation at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 14 to the consolidated financial statements, on January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment” which requires the Company to recognize expense for all share-based payments based on their values.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Oscient Pharmaceuticals Corporation’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and out report dated March 12, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts

March 12, 2007

OSCIENT PHARMACEUTICALS CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	December 31, 2006	December 31, 2005
ASSETS
Current Assets:
Cash and cash equivalents	$38,196	$65,618
Marketable securities	—	2,696
Restricted cash	2,483	5,386
Interest receivable	228	461
Notes receivable	590	561
Accounts receivable (net of allowance for bad debts of $349 and $0 in 2006 and 2005, respectively)	11,937	6,206
Inventories	14,237	14,187
Prepaid expenses and other current assets	2,563	4,340

Total current assets	70,234	99,455

Property and Equipment, at cost:
Manufacturing and computer equipment	4,722	4,622
Equipment and furniture	1,159	1,160
Leasehold improvements	138	135

	6,019	5,917
Less—Accumulated depreciation	4,522	4,069

	1,497	1,848
Restricted cash	4,129	6,344
Long-term notes receivable	1,269	1,739
Other assets	4,074	4,573
Intangible assets, net	120,011	65,607
Goodwill	78,193	61,529

	$279,407	$241,095

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Current maturities of long-term obligations	$38	$—
Accounts payable	10,402	6,447
Accrued expenses and other current liabilities	16,063	10,163
Current portion of accrued facilities impairment charge	2,182	2,175
Accrued restructuring charge	—	1,076
Clinical trial expense accrual	355	1,844
Deferred revenue	1,386	—

Total current liabilities	30,426	21,705

Long-term liabilities:
Long-term obligations, net of current maturities	234,186	175,060
Noncurrent portion of accrued facilities impairment charge	11,718	14,029
Other long-term liabilities	5,073	2,200

Commitments and Contingencies (Note 12)

Shareholders’ (Deficit) Equity:
Common stock, $0.10 par value—Authorized—174,375 shares, Issued and Outstanding—13,559 and 9,669 in 2006 and 2005, respectively	1,356	967
Series B restricted common stock, $0.10 par value—Authorized—625 shares, Issued and outstanding—none	—	—
Additional paid-in-capital	412,553	364,736
Accumulated deficit	(415,905)	(337,428)
Deferred compensation	—	(11)
Note receivable from officer	—	(163)

Total shareholders’ (deficit) equity	(1,996)	28,101

	$279,407	$241,095

The accompanying notes are an integral part of these consolidated financial statements.

OSCIENT PHARMACEUTICALS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Year Ended December 31,
	2006	2005	2004
Revenues (net):
Product sales	$38,244	$20,458	$4,067
Co-promotion	6,890	2,954	—
Biopharmaceutical/Other	1,018	197	2,546

Total net revenues	46,152	23,609	6,613
Costs and expenses:
Cost of product sales (1)	19,613	9,830	3,381
Research and development (1)	12,406	14,432	29,557
Selling and marketing (1)	69,211	74,931	34,826
General and administrative (1)	16,841	13,088	12,981
Write-off of in-process technology	—	—	11,704
Restructuring charge	—	—	4,780

Total costs and expenses	118,071	112,281	97,229

Loss from operations	(71,919)	(88,672)	(90,616)
Other (expense) income:
Interest income	2,995	3,400	2,424
Interest expense	(11,056)	(8,126)	(5,625)
Gain on sale of fixed assets	2	65	338
Income from sale of intellectual property	—	2,500	—
Gain on disposition of investment	1,617	2,162	—
Other income	63	43	—

Net other (expense) income	(6,379)	44	(2,863)

Loss from continuing operations before income tax	(78,298)	(88,628)	(93,479)
Provision for income tax	(179)	—	—

Net loss from continuing operations	(78,477)	(88,628)	(93,479)
Income from discontinued operations	—	35	208

Net loss	$(78,477)	$(88,593)	$(93,271)

Loss from continuing operations per common share:
Basic and diluted	$(6.58)	$(9.26)	$(10.61)

Income from discontinued operations per common share:
Basic and diluted	$—	$—	$—

Net loss per common share:
Basic and diluted	$(6.58)	$(9.26)	$(10.61)

Weighted average common shares outstanding:
Basic and diluted	11,925,485	9,568,598	8,793,731

(1) Includes non-cash stock-based compensation as follows:

Cost of product sales	$67	$—	$—
Research and development	136	836	3,738
Selling and marketing	1,236	—	—
General and administrative	2,437	170	1,333

The accompanying notes are an integral part of these consolidated financial statements.

OSCIENT PHARMACEUTICALS CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY AND COMPREHENSIVE LOSS

(in thousands, except share data)

	Common Stock		Additional Paid- In Capital	Accumulated Deficit	Deferred Compensation	Note Receivable From Officer	Total Shareholders’ Equity (Deficit)	Comprehensive Loss
	Shares	$0.10 Par Value
Balance, December 31, 2003	3,935	393	185,482	(155,564)	(208)	(163)	29,940	(30,074)
Exercise of stock options	266	27	1,838	—	—	—	1,865	—
Issuance of stock under employee stock purchase plan	16	2	301	—	—	—	303	—
Sale of common stock, net of issuance costs of $7,336	2,100	210	80,654	—	—	—	80,864	—
Issuance of common stock related to merger with Genesoft	3,151	315	74,564	—	—	—	74,879	—
Exercise of stock warrants	7	1	194	—	—	—	195	—
Deferred compensation related to issuance and modification of stock options	—	—	457	—	(5,880)	—	(5,423)	—
Issuance of stock options to employees	—	—	444	—	—	—	444	—
Amortization of deferred compensation	—	—	—	—	5,071	—	5,071	—
Fair value of options & warrants issued in exchange of Genesoft options & warrants	—	—	19,533	—	—	—	19,533	—
Net loss	—	—	—	(93,271)	—	—	(93,271)	(93,271)

Balance at December 31, 2004	9,475	948	363,467	(248,835)	(1,017)	(163)	114,400	(93,271)
Exercise of stock options	174	17	854	—	—	—	871	—
Issuance of stock under employee stock purchase plan	20	2	415	—	—	—	417	—
Amortization of deferred compensation	—	—	—	—	1,006	—	1,006	—
Net loss	—	—	—	(88,593)	—	—	(88,593)	(88,593)

Balance at December 31, 2005	9,669	967	364,736	(337,428)	(11)	(163)	28,101	(88,593)
Exercise of stock options	90	9	157	—	—	—	166	—
Issuance of stock under employee stock purchase plan	79	8	732	—	—	—	740	—
Issuance of common stock in private placement	2,254	225	33,252	—	—	—	33,477	—
Issuance of common stock to Paul Capital	1,389	139	9,819	—	—	—	9,958	—
Issuance of restricted stock	78	8	(8)	—	—	—	—	—
Reversal of deferred compensation	—	—	(11)	—	11	—	—	—
Stock based compensation expense	—	—	3,876	—	—	—	3,876	—
Settlement of note receivable	—	—	—	—	—	163	163	—
Net loss	—	—	—	(78,477)	—	—	(78,477)	(78,477)

Balance at December 31, 2006	13,559	1,356	412,553	(415,905)	—	—	(1,996)	(78,477)

The accompanying notes are an integral part of these consolidated financial statements.

OSCIENT PHARMACEUTICALS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2006	2005	2004
Cash Flows from Operating Activities:
Loss from continuing operations	$(78,477)	$(88,628)	$(93,479)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	7,158	5,411	5,420
Provision for excess and obsolete inventories	1,631	1,067	11
Provision for bad debts	349	—	—
Non-cash restructuring charge	—	—	1,976
Non-cash interest expense	1,468	1,557	1,145
Non-cash write-off of in process technology at merger	—	—	11,704
Gain on disposal of fixed assets	(2)	(65)	(338)
Gain on disposition of investment	(1,617)	(2,162)	—
Stock-based compensation	3,876	1,006	5,071
Changes in assets and liabilities, net of acquisition
Interest receivable	233	1,247	(1,570)
Accounts receivable	(6,080)	(1,983)	(3,365)
Inventories	(1,796)	(7,129)	(6,959)
Prepaid expenses and other current assets	1,901	5,350	(5,319)
Accounts payable	3,955	(2,633)	6,726
Accrued expenses and other liabilities	5,900	(4,678)	7,851
Clinical trial expense accrual	(1,489)	(941)	(867)
Deferred revenue	1,386	(1,302)	843
Accrued facilities impairment charge	(2,826)	(2,947)	(2,865)
Accrued restructuring charge	(1,076)	(1,143)	2,219
Accrued other long-term liabilities	1,869	993	1,207

Net cash used in operating activities	(63,637)	(96,980)	(70,589)

Cash Flows from Investing Activities:
Purchases of marketable securities	—	(2,706)	(143,037)
Proceeds from maturities of marketable securities	2,696	94,694	55,824
Proceeds from disposition of investment	1,617	2,387	—
Purchases of property and equipment	(263)	(1,328)	(1,532)
Proceeds from sale of property and equipment	3	359	901
Decrease (increase) in restricted cash	5,118	5,246	(13,279)
(Increase) decrease in other assets	(329)	471	(4,238)
Proceeds from notes receivable	790	440	—
Issuance of notes receivable	(186)	(2,740)	—
Cash flow related to merger	—	—	(14,875)
Cash flows related to acquisition of ANTARA	(77,563)	—	—

Net cash (used in) provided by investing activities	(68,117)	96,823	(120,236)

OSCIENT PHARMACEUTICALS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(in thousands)

	Year Ended December 31,
	2006	2005	2004
Cash Flows from Financing Activities:
Proceeds from private placement of common stock, net of issuance costs	33,477	—	—
Proceeds from issuance of stock in connection with acquisition of ANTARA, net of issuance costs	9,958	—	—
Proceeds from exercise of stock options	166	871	1,865
Proceeds from issuance of stock under the employee stock purchase plan	740	417	303
Proceeds from issuance of notes	20,000	—	152,750
Proceeds from assignment of revenue interest	40,000	—	—
Proceeds from sale of common stock, net of issuance costs	—	—	80,864
Proceeds from exercise of warrants	—	—	195
Payments on long-term obligations	(9)	(291)	(1,586)

Net cash provided by financing activities	104,332	997	234,391

Cash Flows from Discontinued Operations:
Operating cash flows	—	35	208

Total	—	35	208

Net (Decrease) Increase in Cash and Cash Equivalents	(27,422)	875	43,774
Cash and Cash Equivalents, beginning of year	65,618	64,743	20,969

Cash and Cash Equivalents, end of year	$38,196	$65,618	$64,743

Supplemental Disclosure of Cash Flow Information:
Interest paid during period	$6,053	$5,346	$2,348

Income tax paid during period	$25	$—	$18

Supplemental Disclosure of Non-cash Investing and Financing Activities:
Deferred compensation related to unvested stock options at merger	$—	$—	$5,423

Note receivable and accrued interest forgiven at merger	$—	$—	$6,269

Issuance of common stock related to merger	$—	$—	$74,879

Issuance of options and warrants in exchange of Genesoft’s options and warrants	$—	$—	$19,534

The accompanying notes are an integral part of these consolidated financial statements.

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements

(1) Operations

The Company is a commercial-stage biopharmaceutical company marketing two U.S. Food and Drug Administration (FDA)-approved products with its national primary care sales force—a cardiovascular product, ANTARA® (fenofibrate) capsules, and a fluoroquinolone antibiotic, FACTIVE® (gemifloxacin mesylate) tablets. On August 18, 2006, the Company acquired the U.S. rights to ANTARA from Reliant Pharmaceuticals, Inc. ANTARA is approved by the FDA to treat hypercholesterolemia (high blood cholesterol) and hypertriglyceridemia (high triglycerides) in combination with a healthy diet. The Company began promoting ANTARA with its national sales force in late August 2006. The Company licenses the rights to ANTARA from Ethypharm S.A of France. FACTIVE is indicated for the treatment of community-acquired pneumonia of mild to moderate severity (CAP) and acute bacterial exacerbations of chronic bronchitis (AECB). The Company licenses the rights to gemifloxacin, the active ingredient in FACTIVE tablets, from LG Life Sciences of the Republic of Korea. FACTIVE was launched in the U.S. market in September 2004. Additionally, the Company has a novel, late-stage antibiotic candidate, Ramoplanin, under investigation for the treatment of Clostridium difficile-associated disease. With the acquisition of ANTARA, the Company has made the strategic decision to concentrate its financial resources on building its primary care business in the United States and is currently seeking to out-license, co-develop or sell its right to Ramoplanin to a partner.

As shown in the consolidated financial statements, at December 31, 2006, the Company has a total cash and cash equivalents balance of $44,808,000, which includes $6,612,000 in restricted cash, and an accumulated deficit of $415,905,000. Based on the Company’s available capital, current operating plan and management’s ability to manage expenses, the Company believes that the cash on hand as of December 31, 2006, is sufficient to fund continuing operations through at least January 1, 2008. The Company may seek to raise additional capital within the next 12 months through the sale of debt or equity securities. The Company’s ability to raise additional capital, however, will be heavily impacted by, among other factors, the investment market for biopharmaceutical companies and the progress of the FACTIVE and ANTARA commercial programs as well as the Company’s progress in meeting its operational and financial objectives, acquiring, licensing or co-promoting an additional product and developing a partnership to advance the Ramoplanin clinical development program. Additional financing may not be available to the Company when needed, or, if available, may not be available on favorable terms. If the Company cannot obtain adequate financing on acceptable terms when such financing is required, the Company’s business will be adversely affected.

(2) Summary of Significant Accounting Policies

The accompanying consolidated financial statements reflect the application of certain accounting policies, as described in this note and elsewhere in the accompanying notes to the consolidated financial statements.

(a) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Guardian II Acquisition Corporation, Collaborative Genetics, Inc., Collaborative Securities Corp. (a Massachusetts Securities Corporation), Oscient Pharmaceuticals U.K. Ltd., and GeneSoft Pharmaceuticals LLC. All intercompany accounts and transactions have been eliminated in consolidation.

(b) Revenue Recognition

The Company’s principal source of revenue is the sale of ANTARA capsules and FACTIVE tablets. In the second quarter of 2005, the Company began recognizing co-promotion revenue in connection with its co-promotion agreement with Auxilium Pharmaceuticals, Inc. (Auxilium), which terminated on August 31, 2006.

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

Other historical sources of revenue include biopharmaceutical alliances and royalties from the divested genomic services business. In future periods, product revenues will continue to increase based on anticipated increased volume of prescriptions of ANTARA capsules and FACTIVE tablets, however the Company expects revenues derived from biopharmaceutical alliances will continue to decrease.

Although ANTARA revenue results are anticipated to be steady throughout the fiscal year, the Company expects demand for FACTIVE to be highest from December to March as the incidence of respiratory tract infections, including CAP and AECB, tends to increase during the winter months. In addition, fluctuations in the severity of the annual respiratory tract infection season may cause product sales to vary from year to year. Due to these seasonal fluctuations in demand for FACTIVE, the Company’s results in any particular quarter may not be indicative of the results for any other quarter or for the entire year.

Product Sales

The Company follows the provisions of Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition (a replacement of SAB 101)” (SAB No. 104) and recognizes revenue from product sales upon delivery of product to wholesalers, when persuasive evidence of an arrangement exists, the fee is fixed or determinable, title to product and associated risk of loss has passed to the wholesaler and collectability of the related receivable is reasonably assured. All revenues from product sales are recorded net of applicable allowances for sales returns, rebates, special promotional programs, and discounts. For arrangements where the risk of loss has not passed to wholesalers or pharmacies, the Company defers the recognition of revenue by recording deferred revenue until such time that risk of loss has passed. The cost of FACTIVE and ANTARA associated with amounts recorded as deferred revenue is recorded in inventory until such time as risk of loss has passed.

Co-Promotion Revenue

On August 31, 2006, the Company and Auxilium mutually agreed to conclude the co-promotion arrangement and agreed to share profits from primary care sales, as provided for under the co-promotion agreement, through August 31, 2006. Amounts earned under the Company’s co-promotion agreement with Auxilium from the sale of TESTIM gel, a product developed by Auxilium, are classified as co-promotion revenue in the Company’s consolidated statements of operations. Auxilium was obligated to pay the Company a co-promotion fee based on a specified percentage of the gross profit from TESTIM sales attributable to primary care physicians in the U.S. that exceeded a specified cumulative sales threshold, determined on an annual basis. The specific percentage was based upon TESTIM sales levels attributable to primary care physicians and the marketing expenses incurred by the Company in connection with the promotion of TESTIM under the co-promotion agreement. Such co-promotion revenue was earned when TESTIM units were dispensed through patient prescriptions. There was no cost of goods sold associated with co-promotion revenue, and the selling and marketing expenses incurred with respect to the co-promotion arrangement are classified as selling and marketing expenses in the Company’s consolidated statements of operations. As part of the termination of the co-promotion agreement, the Company received $1,800,000 from Auxilium as additional compensation for commercialization efforts by the Company’s sales force through August 31, 2006, which has been recognized as revenue during the year ended December 31, 2006.

Biopharmaceutical/Other Revenue

Prior to its merger with GeneSoft Pharmaceuticals, Inc. in 2004, the Company pursued biopharmaceutical revenues through alliance partnerships with pharmaceutical companies and through government grants. Biopharmaceutical revenues have consisted of government research grants and license fees, contract research, and milestone payments from alliances with pharmaceutical companies. The Company also maintained a

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

genomic services business. The Company has now shifted its focus to the development and commercialization of pharmaceutical products. The declining revenues and associated expenses for the genomics services business have been classified as discontinued operations in the accompanying consolidated financial statements.

Other revenues consist of sublicensing revenues related to FACTIVE. The Company recognizes revenue in accordance with SAB No. 104 and Emerging Issues Task Force Issue No. (EITF) 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF No. 00-21). In accordance with EITF No. 00-21, the up-front license payments related to the various sublicense agreements will be recognized as revenue over the term of the Company’s continuing obligations under the arrangements which range from eighteen months to twenty-four months. In addition, on August 1, 2006, the Company announced that it received notice from Pfizer Mexico that FACTIVE was approved by the Ministry of Health in Mexico to be marketed as FACTIVE-5 for the treatment of community-acquired pneumonia, acute bacterial exacerbations of chronic bronchitis and acute bacterial sinusitis which generated a milestone payment recognized as revenue during the year ended December 31, 2006. The Company expenses incremental direct costs associated with sublicense agreements in the period in which the expense is incurred.

(c) Sales Rebates, Discounts and Incentives

The Company’s sales of FACTIVE and ANTARA are made to pharmaceutical wholesalers for further distribution through pharmacies to the ultimate consumers of the product. When the Company delivers its product, the Company reduces the amount of gross revenue recognized from such product sales based primarily on estimates of four categories of discounts and allowances that suggest that all or part of the revenue should not be recognized at the time of the delivery—product returns, cash discounts, rebates, and special promotional programs.

Product Returns

Factors that are considered in the Company’s estimate of future FACTIVE and ANTARA product returns include an analysis of the amount of product in the wholesaler and pharmacy channel, review of consumer consumption data as reported by external information management companies, return rates for similar competitive antibiotic and cardiovascular products that have a similar shelf life and are sold in the same distribution channel, the remaining time to expiration of the product, and the forecast of future sales of the Company’s product. Consistent with industry practice, the Company offers contractual return rights that allow its customers to return product within six months prior to and twelve months subsequent to the expiration date of its product. FACTIVE tablets and ANTARA capsules each have a 36-month expiration period from the date of manufacturing. At December 31, 2006 and 2005, the Company’s product return reserve was approximately $774,000 and $720,000, respectively. This reserve is evaluated on a quarterly basis, assessing each of the factors described above, and adjusted accordingly. Based on the factors noted above, the Company believes its estimate of product returns is reasonable, and changes, if any, from this estimate would not have a material impact to the Company’s financial statements.

Cash Discounts

The Company’s standard invoice includes a contractual cash 2% discount, net 30 days terms. Based on historical experience, the Company estimates that most of its customers deduct a 2% discount from their balance. The cash discount reserve is presented as an allowance against trade receivables in the consolidated balance sheets. As of and December 31, 2006 and 2005, the balance of the cash discounts reserve was approximately $202,000 and $50,000, respectively. As of December 31, 2006, the significant change to the Company’s estimates in the periods presented is primarily attributable to the acquisition of the ANTARA product line.

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

Rebates

The liability for managed care and Medicaid rebates is calculated based on historical and current rebate redemption and utilization rates contractually submitted by each state. As of December 31, 2006 and 2005, the balance of the accrual for managed care and Medicaid rebates for ANTARA and FACTIVE was approximately $2,994,000 and $381,000, respectively. Considering the estimates made by the Company, as well as estimates prepared by third party utilization reports that are used in evaluating the required liability balance, the Company believes its estimates are reasonable. As of December 31, 2006, the significant change to the Company’s estimates in the periods presented is primarily attributable to the acquisition of the ANTARA product line.

Special Promotional Programs:

The Company has from time to time, offered certain promotional incentives to its customers for both FACTIVE and ANTARA and may continue this practice in the future. Such programs include: sample cards to end consumers, certain product incentives to pharmacy customers, and other sales stocking allowances. Examples of programs utilized to date follow:

Sample Card Programs for FACTIVE

During the first and second quarters of 2006, the Company initiated three sample card programs whereby the Company offered an incentive to patients in the form of a free full-course sample card for FACTIVE. The Company has accounted for these programs in accordance with EITF No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer” (EITF No. 01-09). For the first sample card program, the Company was able to develop a reasonable and reliable estimate of the amount of expected reimbursement claims based on actual claims submitted by and processed by a third party claims processing organization. For the second and third sample card programs, the estimate of expected reimbursement claims was based on the historical actual reimbursement claims for the similar completed programs that the Company conducted in the first and second quarters of 2006. The first 2006 program expired on March 31, 2006, the second program expired on June 15, 2006 and the third program expired on September 30, 2006. There is no liability as of December 31, 2006 for these sample card programs.

Voucher Rebate Programs for FACTIVE

In 2006, the Company initiated six voucher rebate programs whereby the Company offered mail-in rebates and point-of-sale rebates to retail consumers. The Company has accounted for these programs in accordance with EITF No. 01-09. The liabilities the Company recorded for these voucher rebate programs were estimated based upon the historical rebate redemption rates for the similar completed programs that commenced in the first quarter of 2005 and the fourth quarter of 2005. The first program expired on June 30, 2006, the second and third programs expired on August 31, 2006, the fourth program expired on September 30, 2006, the fifth program expired on December 31, 2006 and the sixth program expires on April 30, 2007. As of December 31, 2006 and 2005, the balance of the liabilities for these voucher programs totaled approximately $452,000 and $105,000, respectively.

Voucher Rebate Programs for ANTARA

During the third and fourth quarters of 2006, the Company initiated two voucher rebate programs whereby the Company offered a point-of-sale rebate to retail consumers. The Company has accounted for this program in accordance with EITF No. 01-09. The liabilities the Company recorded for these voucher rebate programs were estimated based upon the historical rebate redemption rates for the similar completed programs by other

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

pharmaceutical companies. The first program expired on December 31, 2006 and the second program expires on July 31, 2007. As of December 31, 2006, the balance of the liabilities for these voucher programs totaled approximately $619,000.

(d) Clinical Trial Expense Accrual

The Company’s clinical development trials related to FACTIVE and Ramoplanin are primarily performed by outside parties. At the end of each accounting period, the Company estimates both the total cost and time period of the trials and the percent completed as of that accounting date. The Company also adjusts these estimates when final invoices are received. For the fiscal years ended December 31, 2006 and 2005, the Company adjusted its accrual for clinical trial expenditures to reflect its most current estimate of liabilities outstanding to outside parties. However, the possibility exists that the timing or cost of the clinical trials might be longer or shorter and cost more or less than estimated and that the associated financial adjustments would be reflected in future periods.

(e) Accounts Receivable

Trade accounts receivable consists of amounts due from wholesalers for the purchase of FACTIVE and ANTARA. Accounts receivable related to sales of FACTIVE are the accounts receivable of the Company and accounts receivable related to sales of ANTARA are the accounts receivable of Guardian II. Guardian II granted Paul Capital a security interest in substantially all of its assets, including its accounts receivables, to secure its obligations to Paul Capital. See Note 13. Ongoing credit evaluations of customers are performed and collateral is generally not required. As of December 31, 2006 and 2005, the Company reserved approximately $39,000 and $0, respectively, for bad debts related to the sale of FACTIVE or ANTARA. The Company continuously reviews all customer accounts to determine if an allowance for uncollectible accounts is necessary. The Company currently provides substantially all of its distributors with payment terms of up to 30 days on purchases of FACTIVE and ANTARA. Amounts past due from customers are determined based on contractual payment terms. Through December 31, 2006, payments have generally been made in a timely manner. The Company also reserved $310,000 and $0, respectively, as of December 31, 2006 and 2005 related to other non trade receivables.

The following table represents accounts receivable (in thousands):

	December 31,
	2006	2005
Trade, net	$10,348	$3,170
Co-promotion	—	1,825
Other	1,589	1,211

Total	$11,937	$6,206

(f) Restricted Cash

In connection with the 3 1/2% convertible debt offering completed in May 2004, the Company was required to set aside cash in an amount equal to the first six semi-annual interest payments related to such debt. As of December 31, 2006, the Company’s restricted cash consists, in part, of the remaining semi-annual interest payment totaling approximately $2,673,000 which is payable on April 15, 2007. At December 31, 2006, the restricted cash balance related to the convertible debt offering is approximately $2,482,000 excluding accrued interest. In addition, approximately $3,697,000 of cash is restricted in connection with a letter of credit issued for the building lease at the Company’s South San Francisco, California facility and approximately $433,000 of cash is restricted in connection with a letter of credit issued for the building lease at the Company’s Waltham, Massachusetts facility. The restrictions related to the South San Francisco facility and the Waltham facility expire on February 28, 2011 and March 31, 2012, respectively.

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(g) Property and Equipment

The Company records property and equipment at cost. Major replacements and improvements are capitalized, while general repairs and maintenance are expensed as incurred. The Company depreciates its property and equipment over the estimated useful life of the assets using the straight-line method starting when the asset is placed in service. The estimated useful life for leasehold improvements is the term of the lease (which is lower than the useful life of the assets).

Estimated Useful Life
Manufacturing and computer equipment	3-5 Years
Equipment and furniture	3-5 Years
Leasehold improvements	7 Years

As of December 31, 2006, the Company recorded approximately $188,000 with accumulated depreciation of $9,000 as a capital lease which is being depreciated using the straight-line method over the term of the lease and is being classified as computer equipment in the accompanying consolidated balance sheets.

Depreciation expense was approximately $781,000, $644,000 and $1,119,000 for the fiscal years ended December 31, 2006, 2005 and 2004, respectively.

(h) Inventories

Inventories are stated at the lower of cost or market with cost determined under the average cost method. Products are removed from inventory and recognized as cost of goods sold on an average cost basis. For FACTIVE, inventories consist of raw material in powder form and work-in-process of approximately $6,223,000 and $9,770,000, and finished tablets of approximately $3,095,000 and $4,417,000, as of December 31, 2006 and 2005, respectively. For ANTARA, inventories consist of raw material and work-in-process of approximately $3,894,000, and finished capsules of approximately $1,027,000, as of December 31, 2006.

On a quarterly basis, the Company analyzes inventory levels, and provides a reserve for inventory and marketing samples that have become obsolete, have a cost basis in excess of its expected net realizable value or are in excess of forecast requirements to cost of product revenues and marketing expense, respectively. Expired inventory is disposed of and the related costs are written off against the previously established reserves. At December 31, 2006 and 2005, there was approximately $1,091,000 and $2,072,000, respectively, in FACTIVE sample product to be used for FACTIVE marketing programs and approximately $454,000 in ANTARA sample product to be used for ANTARA marketing programs at December 31, 2006. These are classified as other current assets in the accompanying consolidated balance sheets.

The following table represents net trade inventories (in thousands):

	As of December 31
	2006	2005
Raw material	$4,488	$8,418
Work-in-process	5,628	1,352
Finished goods	4,121	4,417

Total	$14,237	$14,187

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(i) Net Loss Per Share

Basic and diluted net loss per share was determined by dividing net loss by the weighted average shares outstanding during the period. Diluted loss per share is the same as basic loss per share for all periods presented, as the effect of the potential common stock is anti-dilutive. Anti-dilutive securities which consist of stock options, securities sold under the Company’s directors’ deferred stock plan, convertible notes, warrants and unvested restricted stock that are not included in net loss per share totaled 6,316,089, 4,826,615 and 4,665,067 shares of the Company’s common stock (prior to the application of the treasury stock method) during the years ended December 31, 2006, 2005 and 2004, respectively.

(j) Single Source Suppliers

FACTIVE

The Company currently obtains the active pharmaceutical ingredient for its commercial requirements for FACTIVE from a single source. The Company purchases the active pharmaceutical ingredient pursuant to a long-term supply agreement. The disruption or termination of the supply of the commercial requirement for FACTIVE or a significant increase in the cost of the active pharmaceutical ingredient from this source could have a material adverse effect on the Company’s business, financial position and results of operations.

ANTARA

Pursuant to the Company’s license arrangement with Ethypharm, Ethypharm is responsible for the manufacture and supply of ANTARA finished product or ANTARA bulk product at the Company’s option. The disruption or termination of the supply of ANTARA by Ethypharm or its third party contractors could have a material adverse effect on the Company’s business, financial position and results of operations.

(k) Concentration of Credit Risk

Statement of Financial Accounting Standards (SFAS) No. 105, “Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk,” (SFAS No. 105) requires disclosure of any significant off-balance-sheet and credit risk concentrations. The Company has no off-balance-sheet or credit risk concentrations such as foreign exchange contracts, options contracts or other foreign hedging arrangements. The Company maintains its cash and cash equivalents and investment balances with several unaffiliated institutions.

The following table summarizes the number of customers that individually comprise greater than 10% of total revenues and their aggregate percentage of the Company’s total product revenues:

Year-Ended December 31,	Number of Significant Customers	Percentage of Total Product Revenues by Customer
		A	B	C	D	E
2006	3	41%	31%	12%	*	*
2005	2	52%	29%	*	*	*
2004	4	17%	25%	*	21%	15%

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes the number of customers that individually comprise greater that 10% of total accounts receivable and their aggregate percentage of the Company’s total trade accounts receivable.

As of December 31,	Number of Significant Customers	Percentage of Total Trade Accounts Receivable by Customer
		A	B	C	D	E
2006	3	39%	34%	11%	*	*
2005	2	54%	27%	*	*	*

*	balance is less than 10%

To date, the Company has not written off any significant customer accounts receivable balances.

(l) Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(m) Financial Instruments

The estimated fair value of the Company’s financial instruments, including cash and cash equivalents, short-term marketable securities and accounts receivable, approximates the carrying values of these instruments.

In connection with financing the acquisition of ANTARA, the Company recognizes embedded derivative instruments related to a put/call liability in the consolidated financial statements at fair value. Changes in the fair value are recorded in the consolidated statements of operations.

(n) Reclassifications

The Company has reclassified certain prior-year information to conform with the current year’s presentation. The Company has separately disclosed the operating portion of the cash flows attributable to its discontinued operations, which in prior periods was reported on a combined basis as a single amount.

(o) Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs were approximately $3,260,000, $7,666,000 and $5,921,000 for the fiscal years ended December 31, 2006, 2005 and 2004, respectively.

(p) Comprehensive Loss

The Company follows the provisions of SFAS No. 130, “Reporting Comprehensive Income” (SFAS No. 130). SFAS No. 130 requires disclosure of all components of comprehensive income (loss) on an annual and interim basis. Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. In 2006, 2005 and 2004, the net loss of approximately $78,477,000, $88,593,000 and $93,271,000 is equal to the comprehensive net loss.

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(q) Segment Reporting

The Company follows the provisions of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (SFAS No. 131). SFAS No. 131 establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS No. 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions as to how to allocate resources and assess performance. The Company’s chief decision makers, as defined under SFAS No. 131, are the chief executive officer and the chief financial officer. All of the Company’s assets are located in the United States. Approximately 92% of the Company’s product revenues are generated from customers based in the United States.

Prior to the sale of the genomics services segment in 2003, the Company had viewed its operations and managed its business as principally two operating segments: genomics services and biopharmaceutical. In 2004, the Company exited the genomics services segment, merged with Genesoft and launched FACTIVE on September 9, 2004. On August 18, 2006, the Company acquired the U.S. product rights of ANTARA. As a result, the Company believes it operates in one segment called biopharmaceutical. Product sales and the financial information disclosed herein represent all of the material financial information related to the Company’s one operating segment. In addition, in the fourth quarter of 2004, the Company reclassified all periods to present the revenues and expenses associated with the genomics business as discontinued operations as the Company no longer had significant involvement in the cash flows of this business.

Revenues from product sales are recorded net of applicable allowances for sales returns, rebates, and discounts. For arrangements where the risk of loss has not passed to wholesalers or pharmacies, the Company defers the recognition of revenue by recording deferred revenue until such time that risk of loss has passed. In periods prior to 2004, the measure of gross profit for the biopharmaceutical segment is equal to total segment revenues less externally funded research and development costs related to the Company’s alliance arrangements and government research grants.

(r) Long-Lived Assets

The Company follows the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144). Under SFAS No. 144, long-lived assets and identifiable intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If indicators of impairment exist, recoverability of assets to be held and used is assessed by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. Recoverability measurement and estimating the undiscounted cash flows is done at the lowest possible level for which there are identifiable assets. If the aggregate undiscounted cash flows are less than the carrying value of the asset, then the resulting impairment charge to be recorded is calculated based on the amount by which the carrying amount of the asset exceeds its fair value. Any write-downs are recorded as permanent reductions in the carrying amount of the asset.

The Company also follows the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” (SFAS No. 142). Under SFAS No. 142, goodwill and purchased intangible assets with indefinite lives are not amortized but are reviewed periodically for impairment. The Company performs an annual evaluation of goodwill at the end of each fiscal year to test for impairment or more frequently if events or circumstances indicate that goodwill may be impaired. Because the Company has a single operating segment, which is its sole reporting unit, the Company performs this test by comparing the fair value of the entity with its book value,

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

including goodwill. If the fair value exceeds the book value, goodwill is not impaired. If the book value exceeds the fair value, then the Company would calculate the potential impairment loss by comparing the implied fair value of goodwill with the book value. If the implied fair value of goodwill is less than the book value, then an impairment charge would be recorded.

As December 31, 2006, the Company does not believe that any of its long-lived assets, goodwill, or intangible assets are impaired.

(s) Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123(Revised 2004), “Share-Based Payment” (SFAS No. 123R) using the modified prospective transition method. SFAS No. 123R requires all share-based payments, including grants of stock options, to be recognized in the income statement as an operating expense, based on their fair values. Under the modified prospective transition method, compensation cost recognized during the year ended December 31, 2006 includes (1) compensation cost for all share-based payments granted prior to, but not vested as of December 31, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123), and (2) compensation cost for all share-based payments granted subsequent to December 31, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. Such amounts have been reduced by its estimate of forfeitures on all unvested awards. Stock-based compensation expense primarily relates to stock options, restricted stock, and stock issued under the Company’s employee stock purchase plan. Results for prior periods are not restated.

Prior to January 1, 2006, the Company followed the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure” (SFAS No. 148) and adopted the disclosure-only provisions of SFAS No. 123. In addition, the Company applied the intrinsic value method under Accounting Principles Board Opinion (APB) No. 25 and related interpretations, in accounting for its stock-based compensation plans for awards to employees, rather than the alternative fair value accounting method provided for under SFAS No. 123. Under APB No. 25, when the exercise price of options granted under the plans equals the market price of the underlying stock on the date of grant, no compensation expense is required. In accordance with EITF No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (EITF No. 96-18), the Company records compensation expense equal to the fair value of options granted to non-employees over the period of service, which is generally the vesting period. The Company generally used the straight-line method of amortization for stock-based compensation. Had compensation cost for these plans been determined consistent with SFAS No. 123R, the Company’s consolidated net loss and net loss per share would have been increased to the following pro forma amounts (in thousands, except per share amounts):

	Year Ended December 31, 2005	Year Ended December 31, 2004
Net loss as reported	$(88,593)	$(93,271)
Add: Share-based employee compensation cost, included in the determination of net loss as reported	1,006	5,071
Less: Total share-based compensation expense determined under the fair value method for all employee awards	(7,231)	(10,768)

Pro forma net loss	$(94,818)	$(98,968)

Basic and diluted net loss per share
As reported	$(9.26)	$(10.61)

Pro forma	$(9.91)	$(11.25)

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

The adoption of SFAS No. 123R increased the Company’s year ended December 31, 2006 operating loss, net loss, and cash flows used in operating activities by $3,829,000 and basic and diluted net loss per share by $0.32. The compensation expense under SFAS No. 123R is recorded in cost of product sales, research and development expense, selling and marketing expense, and general and administrative expense based on the specific allocation of employees receiving the equity awards. Additionally, the Company eliminated the January 1, 2006 deferred compensation balance against additional paid-in capital upon adoption of SFAS No. 123R.

The fair value of each option award is estimated on the grant date using the Black-Scholes-Merton option-pricing model based on the assumptions noted in the following table:

	Year Ended December 31,
	2006	2005	2004
Expected volatility	52.14 – 62.18%	48.35 – 53.13%	81%
Risk-free interest rate	4.35 – 5.07%	3.71 – 4.45%	2.85 – 4.88%
Expected life (years)	5.55 – 6.25	5.00	5.00
Expected dividend	—	—	—

The expected life of the stock options granted was estimated based on the historical exercise patterns over the option lives while considering employee exercise strategy and cancellation behavior. The expected life is applied to one group as a whole as the Company does not expect substantially different exercise or post-vesting termination behavior amongst its employee population. The Company will continue to review the expected life among the employee population to determine whether multiple groups is necessary.

Expected volatility is determined exclusively based on historical volatility data of the Company’s common stock from the period of time beginning with the Company’s merger with Genesoft in February 2004 and other factors through the month of grant. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant commensurate with the expected life assumption. The Company has not paid and does not anticipate paying cash dividends, therefore the expected dividend yield is assumed to be 0%.

The total compensation cost that has been charged to income for the year ended December 31, 2006 was approximately $3,876,000. The Company’s policy is to recognize compensation cost for awards with service conditions and graded vesting using the straight-line method. Additionally, the Company’s policy is to issue authorized but previously unissued shares to satisfy share option exercises, the issuance of restricted stock and stock issued under the ESPP. The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. In addition, the requisite service period is generally equal to the vesting term. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term “forfeitures” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered option. The Company estimates forfeitures based on historical data, adjusted for known trends, calculated with the assistance of the independent third party. The Company has applied an annual forfeiture rate of 19.03% to options in calculating total recognized compensation cost as of December 31, 2006. This analysis will be re-evaluated quarterly and the forfeiture rate will be adjusted as necessary. Ultimately, the actual expense recognized over the vesting period will only be for those shares that vest.

Using the Black-Scholes-Merton option-pricing model, the weighted average grant date fair values of options granted during the years ended December 31, 2006, 2005 and 2004 were $7.36, $9.60 and $27.84, respectively. For the year ended December 31, 2006, the Company granted 243,644 in stock options with a weighted average exercise price of $13.49. For the year ended December 31, 2005, the Company granted 536,250 in stock options with a weighted average exercise price of $19.92.

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

During the years ended December 31, 2006, 2005 and 2004 the total intrinsic value of options exercised was $754,000, $2,842,000 and $8,025,000, respectively. The total amount of cash received from exercise of these options during the years ended December 31, 2006 and 2005 was $166,000 and $871,000, respectively.

The total fair value of shares vested during 2006, 2005 and 2004 was $1,256,000, $2,092,000 and $4,580,000, respectively.

The 2001 Incentive Plan also provides for awards of nontransferable shares of restricted common stock which are subject to forfeiture. All shares of restricted stock vest based on service conditions in two equal installments over a two-year period. Generally, the fair value of each restricted stock award is equal to the market price of the Company’s stock at the date of grant. Certain restricted share awards provide for accelerated vesting if there is a change in control.

A summary of activity related to restricted stock under the Option Plans as of December 31, 2006, is indicated in the following table (in thousands, except weighted average data):

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested at December 31, 2005	—	$—
Granted	81	$13.39
Vested	(24)	5.81
Forfeited	(7)	$14.45

Nonvested at December 31, 2006	50	$16.82

As of December 31, 2006, there was approximately $5,207,000 of total unrecognized compensation cost related to unvested share based awards. This cost is expected to be recognized over a weighted average remaining requisite service period of 1 year. The Company expects approximately 317,000 in unvested options to vest at some point in the future. Options expected to vest are calculated by applying an estimated forfeiture rate to the unvested options.

(t) Recent Accounting Pronouncements

Accounting for Uncertainty in Income Taxes

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (the “Interpretation”). The Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Interpretation is effective for fiscal years beginning after December 15, 2006. The Company has not yet completed its evaluation of the Interpretation, but does not currently believe that adoption will have a material impact on its results of operations, financial position or cash flows.

Fair Value Measurements

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 establishes a common definition for fair value, creates a framework for measuring fair

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

value, and expands disclosure requirements about such fair value measurements. SFAS No. 157 will be effective for the Company beginning January 1, 2008. Management is in the process of studying the impact of this interpretation on the Company’s financial accounting and reporting.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. FASB has indicated it believes that SFAS No. 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. For example, SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statement No. 157, “Fair Value Measurements” (SFAS No. 157), and FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments” (SFAS No. 107). SFAS No. 159 is effective as of the beginning of a company’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the company makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS No. 157.

(3) Acquisition of ANTARA

On August 18, 2006, the Company acquired the rights to ANTARA in the United States from Reliant Pharmaceuticals in a transaction being accounted for as an acquisition of a business in accordance with SFAS No. 141, “Business Combinations” (SFAS No. 141) and accordingly, allocated the purchase price of ANTARA based upon the estimated fair value of net assets acquired and liabilities assumed. The Company has performed a preliminary valuation study to determine the allocation of the estimated purchase price of the ANTARA acquisition among the tangible and intangible assets acquired as well as their estimated amortization period. The study was performed by a third party and is unaudited. The estimated useful life of the intangible assets is assumed to be fourteen years which was based upon the remaining life of the patents covering ANTARA, the regulatory barriers to competition, and management’s knowledge of existing competitors research activities. The Company has completed an analysis of the fair values of the liabilities assumed in connection with the acquisition, including certain liabilities that qualify for recognition under EITF No. 95-3 “Recognition of Liabilities in Connection with a Purchase Business Combination” (EITF No. 95-3).

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

The following is a summary of the Company’s estimate of the fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

Estimate of the allocation of purchase price:
Inventories	$4,344
Prepaid expenses	2,656
Intangible assets	60,780
Goodwill	16,783

Total assets acquired	84,563
Liabilities assumed	(1,427)

Net assets acquired	$83,136

Consideration and direct transaction costs:
Cash	$82,376
Estimated direct transaction costs	760

Total purchase price	$83,136

The following table presents the estimate of the fair value of the intangible assets acquired, their estimated useful lives and amortization expense (in thousands, except estimated useful lives data):

Intangible assets	Fair value of intangibles	Estimated life (in years)	Amortization for the year ended December 31, 2006
License Agreement	$58,900	14	$1,560
Manufacturing Relationship	1,880	14	50

Total	$60,780		$1,610

The following table presents the estimated amortization of the intangible assets acquired (in thousands):

2006	$1,610
2007	4,341
2008	4,341
2009	4,341
2010-2020	46,147

Total	$60,780

The valuation of the purchased intangible assets of $60,780,000 was based on the result of a valuation using the income approach and applying a weighted average cost of capital of 17%. On an ongoing basis, the Company will evaluate the useful life of these intangible assets and determine if any competitive, governmental or regulatory event has impaired the value of the assets or modified their estimated useful lives.

Supplemental Pro Forma Information

ANTARA’s operations, assumed as of the date of acquisition, are included in the Company’s results of operations beginning on August 18, 2006. In the following table, the unaudited pro forma combined condensed statements of operations for 2006 and 2005 gives effect to the acquisition of ANTARA as if the acquisition of ANTARA had occurred on January 1, 2006 and 2005, respectively.

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

The unaudited pro forma combined condensed statements of operations are not necessarily indicative of the financial results that would have occurred if the ANTARA acquisition had been consummated on January 1, 2005 nor are they necessarily indicative of the financial results which may be attained in the future.

The pro forma statements of operations are based upon available information and upon certain assumptions that the Company’s management believes are reasonable. The ANTARA acquisition is being accounted for using the purchase method of accounting (in thousands, except per share data).

	Year ended December 31,
	2006 (Actual)	2006 (Pro forma)	2005 (Actual)	2005 (Pro forma)
Revenue	$46,152	$70,242	$23,609	$47,302
Total costs and expenses	118,071	153,136	112,281	195,310
Net loss	$(78,477)	$(89,452)	$(88,593)	$(147,929)
Weighted average number of shares—basic and diluted	11,925	12,797	9,569	10,957
Net loss per share	$(6.58)	$(6.99)	$(9.26)	$(13.50)

(4) Reverse Stock Split

Pursuant to an Amendment to the amended and restated articles of organization, the Company effectuated on November 15, 2006, a one-for-eight reverse stock split of its issued and outstanding common stock, par value $0.10 per share and maintained the number of authorized shares of its common stock at 175,000,000. As a result of the reverse stock split, each eight shares of common stock issued and outstanding as of November 15, at the close of business, were automatically combined into and became one share of common stock. In cases in which the reverse stock split results in any shareholder holding a fraction of a share, such fractional share was rounded up to the nearest whole number.

Immediately after giving effect to the reverse stock split, the Company had approximately 13,552,125 shares of common stock outstanding (without giving effect to rounding due to fractional shares). The reverse stock split did not change the number of authorized shares of common stock, alter the par value of the common stock or modify any voting rights or other terms of the common stock. As a result of the reverse stock split, the per share exercise price of, and the number of shares of common stock underlying, Company stock options and warrants outstanding immediately prior were automatically proportionally adjusted, based on the one-for-eight reverse stock split ratio, in accordance with the terms of such options or warrants, as the case may be. All share and per share information in these consolidated financial statements have been retroactively restated to reflect the reverse stock split.

(5) Merger with GeneSoft Pharmaceuticals, Inc. and Sale of Common Stock

On February 6, 2004, the Company completed its acquisition of 100% of Genesoft, a privately-held company located in South San Francisco, California pursuant to which, among other things, the Company acquired the rights to commercialize FACTIVE as the Company focused on expanding the business in the primary care physician market in the United States. The acquisition was accounted for as a purchase in accordance with SFAS No. 141 and accordingly, allocated the purchase price of Genesoft based upon the estimated fair value of net assets acquired and liabilities assumed. The purchase price of approximately $110 million was paid by the issuance of approximately 3,150,000 shares of the Company’s common stock to existing Genesoft common stockholders and promissory note holders and the issuance of options to purchase approximately 425,000 shares for Genesoft stock options and warrants assumed in the merger. In connection with the merger, the Company assumed approximately $22 million in Genesoft debt, through the issuance of 5%

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

convertible promissory notes. Such notes are convertible, at the option of the holder, into shares of the Company’s common stock at a price of $53.13 per share, as adjusted pursuant to the reverse stock split which the Company effectuated in November 2006.

Concurrent with the merger, the Company sold 2.1 million shares of its common stock at $42 per share resulting in net proceeds received of approximately $81 million.

The following is a summary of the Company’s estimate of the fair values of the assets acquired and liabilities assumed at the date of acquisition. The Company engaged a third party to appraise the fair value of the acquired tangible and intangible assets, which has completed its report. The Company has completed its analysis of the fair values of the liabilities assumed in connection with the acquisition, including certain liabilities that qualify for recognition under EITF No. 95-3. The Company has finalized the purchase price allocation by completing analysis of its assumed liabilities and other relevant information relating to the acquisition. The final purchase price allocation is presented below (in thousands):

Assets:
Current Assets	$6,684
Property & Equipment	263
Intangible Assets Subject to Amortization	74,675
Restricted Cash	3,697
In-Process Research & Development	11,704
Goodwill	62,495

Total Assets Acquired	$159,518

Liabilities:
Current Liabilities	$5,199
Long-Term Liabilities	22,310
Accrued Facility Costs	21,617

Total Liabilities Assumed	$49,126

Net Assets Acquired	$110,392

The valuation of the purchased intangible assets of $74.7 million was based on the result of a valuation using the income approach and applying risk-adjusted discount rates between 15% and 22%. The valuation of purchased intangible assets includes the license to Genesoft’s lead product and developed technology, FACTIVE, valued at $69.5 million. FACTIVE is an orally administered, broad-spectrum fluoroquinolone antibiotic which was approved by the FDA for the treatment of acute bacterial exacerbation of chronic bronchitis and community- acquired pneumonia of mild to moderate severity. The valuation of purchased intangible assets also includes the value of a manufacturing and supply agreement for FACTIVE with a third party of $5.2 million.

At the time of acquisition, management approved a plan to integrate certain Genesoft facilities into existing operations. In connection with the integration activities, the Company included in the purchase price allocation a restructuring liability of approximately $18,306,000, which includes $1,419,000 in severance-related costs and $16,887,000 in facility lease impairment costs pertaining to 68,000 square feet of leased space which expires on February 28, 2011. In the quarter ended December 31, 2004, in accordance with EITF No. 95-3, the Company made an adjustment to the facilities impairment estimate based on the additional cost of utilities and other related expenses of approximately $4,730,000. The adjustment was recorded as an additional cost of the acquired company. In 2006 and 2005, in accordance with EITF No. 95-3, the Company made adjustments to the facilities lease liability based on revisions made to estimates of future rental income related to additional subleased space

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

of approximately $119,000 and $734,000, respectively. The adjustment was recorded as a reduction to goodwill. In 2004, the Company paid approximately $1,419,000 against the 2004 accrual for termination benefits.

The following tables display the restructuring liability activity recorded related to the Genesoft acquisition (in thousands):

	Year Ended December 31, 2006
	Balance at December 31, 2005	Liability Adjustment	Cash Payments	Interest Accretion	Balance at December 31, 2006
Assumed facility lease liability	$16,204	$(119)	$(2,825)	$640	$13,900

	Year Ended December 31, 2005
	Balance at December 31, 2004	Liability Adjustment	Cash Payments	Interest Accretion	Balance at December 31, 2005
Assumed facility lease liability	$19,375	$(734)	$(3,179)	$742	$16,204

In addition, the Company recorded interest expense of approximately $640,000, $742,000 and $623,000 in 2006, 2005 and 2004, respectively, in connection with the amortization of the discount related to the facility lease liability. The Company recorded the lease liability at its net present value and, accordingly, the Company recorded interest expense associated with the amortization of this discount.

Additionally, the Company recorded approximately $5,423,000 of deferred compensation related to the intrinsic value of unvested options issued in exchange for options assumed in the merger in 2004. The Company recorded approximately $836,000 and $4,587,000 in amortization of deferred compensation in 2005 and 2004, respectively, in connection with the merger. The deferred compensation related to the options assumed in the merger was fully amortized as of December 31, 2005.

Supplemental Pro Forma Information:

Genesoft’s operations, assumed as of the date of acquisition, are included in the Company’s results of operations beginning on February 6, 2004. The unaudited pro forma combined condensed statement of operations for 2004 gives effect to the acquisition of Genesoft as if the acquisition of Genesoft had occurred on January 1, 2004.

The pro forma statements of operations are based upon available information and upon certain assumptions that the Company’s management believes are reasonable. The Genesoft acquisition is being accounted for using the purchase method of accounting (in thousands, except per share data).

	Year Ended December 31,
	2004 (Actual)	2004 (Pro forma) (unaudited)
Revenue	$6,613	$7,046
Total costs and expenses	97,229	99,994
Net loss	$(93,271)	$(95,732)
Weighted average number of shares—basic and diluted	8,794	8,794
Net loss per share	$(10.61)	$(10.89)

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(6) Restructuring Plans

In the fourth quarter of 2004, the Company relocated its corporate headquarters from a facility in Waltham, Massachusetts to a different facility in Waltham, Massachusetts. The Company completed the relocation to obtain administrative space that was needed to support the launch of FACTIVE. The abandonment of the former corporate headquarters was accounted for under SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS No. 146). Accordingly, the Company recorded a restructuring charge of approximately $4,780,000 which was comprised of $2,780,000 related to the remaining facility costs that continued to be incurred through the lease expiration date on November 15, 2006, net of expected sublease payments and $2,000,000 for the write-off of the net book value of the leasehold improvements at the abandoned facility. Upon expiration of the lease, the Company recognized additional expense of $124,000 and has no remaining liability as of December 31, 2006.

The following tables summarize the restructuring activity during 2006 and 2005 (in thousands):

	Year Ended December 31, 2006
	Balance at December 31, 2005	Cash Payments	Balance at December 31, 2006
Restructuring facility lease liability	$1,076	$(1,076)	$—

	Year Ended December 31, 2005
	Balance at December 31, 2004	Cash Payments	Balance at December 31, 2005
Restructuring facility lease liability	$2,219	$(1,143)	$1,076

(7) Sale of Genomics Services and Intellectual Property

(a) Sale of Genomics Services—Discontinued Operation

On March 14, 2003, the Company completed the sale of its genomics services business to Agencourt Bioscience Corporation (Agencourt). As part of the Asset Purchase Agreement (the Agreement), the Company transferred its gene sequencing operations, including both commercial and government customer contracts and certain personnel and equipment, to Agencourt in exchange for an up-front cash payment of $200,000 and shares of Agencourt common stock. The Company was to receive royalties on gene sequencing revenue earned by Agencourt that is related to the transferred business for a period of two years after the date of sale. The Company retained the right to its PathoGenome™ Database, including all associated intellectual property, subscriptions and royalty rights on products developed by subscribers.

During the year ended December 31, 2005, the Company received approximately $2,388,000 in exchange for 500,000 shares of Agencourt Bioscience Corporation (Agencourt) common stock when Agencourt was acquired by Beckman Coulter. The Company received the original 500,000 shares as part of the sale of the genomics services business in 2002 to Agencourt. In connection with the receipt of these funds, the Company recorded a gain on the sale of the stock of approximately $2,162,000 during the year ended December 31, 2005. During the year ended December 31, 2006, the Company received approximately $1,617,000 in exchange for 121,150 shares of Agencourt Personal Genomics Bioscience related to the merger with Applera Corporation. The Company received the original 121,150 shares as part of the sale of the genomics services business in 2002 to Agencourt. The Company recorded a gain on disposition of the investment of $1,617,000 for the year ended December 31, 2006. In addition, the Company may receive additional funds through 2008 based on milestones achieved by Agencourt.

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

The cash flows from the genomics services group were no longer significant during the quarter ended December 31, 2004 and therefore were eliminated from the ongoing operations of the Company as a result of the disposal transaction. As a result, the genomics services business is considered to be a “discontinued operation” as defined by SFAS No. 144. Accordingly, during the fourth quarter of 2004, the Company presented the revenues and associated expenses as a discontinued operation as the Company no longer has significant involvement in the cash flows of this business.

(b) Sale of Intellectual Property

During the year ended December 31, 2005, the Company recorded income from sale of intellectual property of $2,500,000, due to the sale of intellectual property related to the genomic sequence of an undisclosed pathogen to Wyeth Pharmaceuticals, which was recorded as income from sale of intellectual property in the accompanying consolidated statement of operations for the year ended December 31, 2005.

(8) Goodwill and Intangible Assets

Goodwill and intangible assets consist of the following (in thousands):

	December 31,
	2006	2005
Goodwill	$78,193	$61,529
License Agreement, net	113,925	61,019
Manufacturing Relationship, net	6,086	4,588

Total	$198,204	$127,136

(a) Goodwill

The Company’s goodwill relates to the acquisition of Genesoft, which occurred in February 2004 and totaled approximately $62,495,000, and the product acquisition of ANTARA, which occurred in August 2006 and totaled approximately $16,783,000. During 2006 and 2005, the Company recorded a reduction to goodwill associated with Genesoft of approximately $119,000 and $734,000, respectively primarily related to additional sublease income related to the South San Francisco facility. As of December 31, 2006, the Company does not believe that its goodwill is impaired. No amount of the goodwill balance at December 31, 2006 will be deductible for income tax purposes.

(b) Intangible Assets

As of December 31, 2006, intangible assets consist of the following (in thousands):

Asset Classification	Cost	Accumulated Amortization	Net
License Agreement	$128,352	$(14,427)	$113,925
Manufacturing Relationship	7,103	(1,017)	6,086

Total	$135,455	$(15,444)	$120,011

The FACTIVE and ANTARA intangible assets are amortized on a straight-line basis over the remaining legal life of the underlying patents of approximately 15.7 and 14.0 years respectively, which also corresponds to the estimated useful life of such assets. The weighted average amortization period for the license agreement is

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

approximately 14.9 years and the weighted average amortization period for the manufacturing relationship is approximately 15.2 years, respectively. During 2006, 2005 and 2004, the Company recorded approximately $6,376,000, $4,767,000 and $4,302,000 of amortization expense, respectively.

The remaining amortization in future periods is as follows (in thousands):

Year-Ending December 31,
2007	$9,108
2008	9,108
2009	9,108
2010	9,108
2011	9,108
Thereafter	74,471

Total	$120,011

(9) Cash, Cash Equivalents and Marketable Securities

The Company applies the provisions of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (SFAS No. 115). At December 31, 2006 and 2005, the Company held cash and cash equivalents. At December 31, 2005, the Company’s investments included short-term marketable securities, most of which were classified as held-to-maturity, as the Company had the positive intent and ability to hold these securities to maturity. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less. Marketable securities are investment securities with original maturities of greater than 90 days. Cash equivalents are carried at cost, which approximates fair value. Marketable securities that are classified as held-to-maturity are recorded at amortized cost, which approximates fair value. At December 31, 2006, cash and cash equivalents consisted of money market funds. At December 31, 2005, cash and cash equivalents consisted of money market funds and commercial paper and marketable securities consisted of corporate obligations. At December 31, 2006, the Company did not hold investments, and as a result, had no net unrealized loss. At December 31, 2005, the average maturity of the Company’s investments was approximately 0.9 months, respectively, and as a result of holding investments, it had a net unrealized loss of approximately $1,000, respectively, which is the difference between the amortized cost and the fair value of the held-to-maturity investments related to well capitalized corporations. The fair value of the Company’s cash equivalents and marketable securities is determined based on market value.

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

At December 31, 2006 and 2005, the Company’s cash and cash equivalents and investments consisted of the following (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2006
Cash and Cash Equivalents:
Cash	$35,222	$—	$—	$35,222
Money market funds	2,974	—	—	2,974

Total cash and cash equivalents	$38,196	$—	$—	$38,196

December 31, 2005
Cash and Cash Equivalents:
Cash	$43,069	$—	$—	$43,069
Money market funds	11,326	—	—	11,326
Commercial paper	11,223	4	—	11,227

Total cash and cash equivalents	$65,618	$4	$—	$65,622

Marketable Securities (held-to-maturity):
Short-term corporate obligations	$2,696	$—	$(1)	$2,695

Total short-term marketable securities	$2,696	$—	$(1)	$2,695

(10) Notes Receivable

In connection with a lease agreement associated with vehicles for the Company’s sales representatives, the Company was issued notes by the lessor totaling approximately $2,926,000 related to the repayment of security deposits made by the Company. The notes bear interest at rates ranging from 5.5% to 7.75% and have expiration dates ranging from February 2008 to November 2008. Principal and interest are repaid by the lessor to the Company over the 36 month lease term as lease payments are made on the vehicles.

(11) Income Taxes

The Company applies SFAS No. 109, “Accounting for Income Taxes” (SFAS No. 109), which requires the Company to recognize deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. SFAS No. 109 requires deferred tax assets and liabilities to be adjusted when the tax rates or other provisions of the income tax laws change.

At December 31, 2006, the Company had net operating loss carryforwards of approximately $440,440,000 and $329,386,000 available to reduce federal and state taxable income, respectively, if any. The Company also had tax research credit carryforwards of approximately $16,726,000 to reduce federal and state income tax, if any. Net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and may be limited in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50%. Additionally, certain losses have begun to

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

expire due to the limitations of the carryforward. The net operating loss and tax credit carryforwards expire approximately as follows (in thousands):

Expiration Date	Federal Net Operating Loss Carryforwards	State Net Operating Loss Carryforwards	Research Tax Credit Carryforwards
2007	$2,206	$31,825	$84
2008	2,616	28,551	24
2009	1,038	73,384	8
2010	—	92,402	21
2011	—	69,402	691
2012-2026	434,540	33,822	15,898

	$440,400	$329,386	$16,726

The components of the Company’s net deferred tax asset at the respective dates are as follows (in thousands):

	December 31,
	2006	2005
Net operating loss carryforwards	$163,368	$138,955
Research and development credits	14,966	17,148
Investment tax credits	—	75
Capitalized research and development costs	7,180	8,262
Depreciation	996	1,625
Facility impairment liability related to merger	5,343	6,879
Sale reserves and allowances	2,582	467
Intangible assets acquired at merger	(23,390)	(25,278)
Other Intangibles	(209)	—
Restructuring liabilities	—	(414)
Deferred compensation	2,067	1,136
Accrued expenses	2,053	1,035
Other temporary differences	2,330	756

Net deferred tax asset	177,286	150,646
Valuation allowance	(177,465)	(150,646)

Net deferred tax liability	$(179)	$—

The valuation allowance has been provided due to the uncertainty surrounding the realization of the deferred tax assets. The valuation allowance increased by approximately $26,819,000 from December 31, 2005 to December 31, 2006, primarily due to the increase in net operating loss carryforwards.

The acquisition of the ANTARA assets from Reliant was deemed to be a taxable acquisition. As such, the goodwill is tax deductible. The Company accounts for goodwill pursuant to SFAS No. 142 and as of December 31, 2006, the Company has not taken an impairment charge. Therefore, the tax amortization expense generated a deferred tax liability without the ability to recognize an equal amount of deferred tax asset due to the determination that a valuation allowance is required on its gross deferred tax assets.

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(12) Commitments and Contingencies

(a) Lease Commitments

During 2004, the Company moved from its former headquarters in Waltham, Massachusetts, which had approximately 81,000 square feet to a new facility in Waltham, Massachusetts. The Company’s new headquarters of approximately 36,000 square feet is under an operating lease which expires on March 31, 2012 and includes an option to renew for an additional five years. The rent payments under the Company’s headquarters lease include lease escalation clauses. In addition, for the months of November and December in 2006 and 2007, total rental payments are abated by approximately $121,000 and $131,000, respectively. The rent differential related to the rent holidays and escalation provisions have been accounted for as deferred rent. The Company assumed a lease obligation in South San Francisco, California when it merged with Genesoft. The leased space is approximately 68,000 square feet and the lease expires on February 28, 2011. A portion of the old headquarters in Waltham, Massachusetts and the facility in South San Francisco, California have been subleased to third parties in 2006 and 2005. The Company’s lease obligation on the former headquarters in Waltham, Massachusetts expired on November 15, 2006.

The future minimum lease payments under the operating leases at December 31, 2006 are as follows (in thousands):

Year-Ending December 31,	Restructuring/Impaired Facilities	Headquarter Facility
2007	$4,366	$732
2008	4,519	906
2009	4,677	936
2010	4,821	978
2011	807	978
Thereafter	—	245

Total	$19,190	$4,775

Rent expense relating to the Company’s headquarters in each of the years ended 2006 and 2005 amounted to approximately $833,000 and rent expense in 2004 amounted to approximately $347,000. Rent payments for facilities accounted for in the restructuring and facility impairment accruals amounted to $5,255,000 and $5,204,000 in 2006 and 2005, respectively. Rental payments from subleasing arrangements were approximately $3,922,000 and $3,571,000 in 2006 and 2005, respectively and were accounted for as part of the Company’s restructuring and impairment accruals. The aggregate minimum amount of rental payments to be received in future periods from existing contracted subleasing arrangements is approximately $2,070,000 as of December 31, 2006.

(b) Employment Agreements

The Company has employment agreements with its executive officers and several key employees, which provide for bonuses, as defined, and severance benefits upon termination of employment, as defined.

(c) Litigation

The Company is involved in various legal matters, which arise in the ordinary course of business. The Company does not believe that the ultimate resolution of any matter will have a material adverse effect on its financial condition, results of operations or cash flows.

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(13) Long-term Obligations

Long-term obligations consist of the following (in thousands):

	As of December 31,
	2006	2005
3 1/2% Senior convertible promissory notes	$152,750	$152,750
5% Convertible promissory notes	22,310	22,310
Revenue interest assignment	38,995	—
12% Senior secured note	20,000	—
Capital lease	169	—

	234,224	175,060
Less—current portion of capital lease	38	—

	$234,186	$175,060

(a) Debt Obligations

In the quarter ended June 26, 2004, the Company issued $152,750,000 in principal amount of its 3 1/2% senior convertible notes due in April 2011. These notes are convertible into the Company’s common stock at the option of the holders at a conversion price of $53.14 per share, as adjusted pursuant to the reverse stock split which the Company effectuated in November 2006. The Company may not redeem the notes at its election before May 10, 2010. After this date, the Company can redeem all or a part of the notes for cash at a price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest. Upon the occurrence of a termination of trading of the Company’s common stock or a change of control transaction in which substantially all of the Company’s common stock is exchanged for consideration other than common stock that is listed on a U.S. national securities exchange or market (such as NASDAQ), holders of these notes have the right to require the Company to repurchase all or any portion of their notes at a price equal to 100% of the principal amount plus accrued and unpaid interest. In addition, in the case of a change of control transaction in which all of the consideration paid for the Company’s common stock consists of cash, the Company may have an obligation to pay an additional make-whole premium to the note holders based on a formula set forth in the indenture. In connection with the issuance, the Company recorded deferred financing costs of $5,708,000 which are being amortized to interest expense on a straight-line basis over the period the notes are outstanding. A portion of the net proceeds from the offering was used to purchase U.S. government securities as pledged collateral to secure the first six scheduled interest payments on the notes, which are classified as restricted cash on the December 31, 2006 and 2005 accompanying consolidated balance sheets. As part of the issuance, the Company filed a shelf registration statement relating to the resale of the notes and the common stock issuable upon conversion.

On February 6, 2004, in connection with the merger with Genesoft, the Company issued $22,309,647 in principal amount of 5% convertible promissory notes due in February 2009. These notes are convertible into the Company’s common stock at the option of the holders, at a conversion price of $53.13 per share, as adjusted pursuant to the reverse stock split which the Company effectuated in November 2006. In addition, the Company has the right to force conversion if the price of its common stock closes above 150% of the then effective conversion price for 15 consecutive trading days. At the closing of the merger, the holders of these notes also received an aggregate 601,693 shares of the Company’s common stock representing the payment of accrued interest and related amounts on certain outstanding notes previously issued to such holders by Genesoft.

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(b) Other Financial Arrangements

To finance the acquisition of ANTARA in August 2006, the Company, together with its wholly-owned subsidiary Guardian II Acquisition Corporation (“Guardian II”) (the entity which holds all of the ANTARA assets), entered into several financing agreements with Paul Royalty Fund Holdings II, LP, an affiliate of Paul Capital Partners (Paul Capital), including the Revenue Interest Assignment Agreement, and the Note Purchase Agreement, presented under long term debt, and the Common Stock and Warrant Purchase Agreement, presented in equity, in consideration for an aggregate amount of $70 million.

Revenue Interests Assignment Agreement

The Company and Guardian II entered into the Revenue Interests Assignment Agreement (the “Revenue Agreement”), pursuant to which the Company sold to Paul Capital the right to receive specified royalties on Oscient’s net sales in the United States (and the net sales of its affiliates and licensees) of FACTIVE tablets and Guardian II sold to Paul Capital the right to receive specified royalties on Guardian II’s net sales in the United States (and the net sales of its affiliates and licensees) of ANTARA capsules, in each case until December 31, 2016. The royalty payable to Paul Capital on net sales of ANTARA and FACTIVE starts each fiscal year as a high single digit royalty rate and declines to a low single digit royalty rate based on achievement of annual specified sales thresholds in each fiscal year. Once the cumulative royalty payments to Paul Capital exceed $100 million, the royalties become nominal.

In connection with the Revenue Agreement, the Company recorded a liability, referred to as the revenue interest liability, of approximately $40 million in accordance with EITF No. 88-18, “Sales of Future Revenues” (EITF No. 88-18). The Company will impute interest expense associated with this liability using the effective interest rate method and will record a corresponding accrued interest liability. The effective interest rate is calculated based on the rate that would enable the debt to be repaid in full over the life of the arrangement. The interest rate on this liability may vary during the term of the agreement depending on a number of factors, including the level of ANTARA and FACTIVE sales. Payments made to Paul Capital as a result of ANTARA and FACTIVE sales levels will reduce the accrued interest liability and the principal amount of the revenue interest liability. Through December 31, 2006, the Company has paid approximately $1,377,000 to Paul Capital as a result of ANTARA and FACTIVE sales.

In the event of (i) a change of control of Oscient or Guardian II, (ii) a bankruptcy of Oscient or Guardian II, (iii) a transfer by Oscient or any of its subsidiaries of substantially all of either ANTARA or FACTIVE, (iv) subject to a cure period, breach of certain material covenants and representations in the Revenue Agreement and (v) in the event the sale of ANTARA is suspended due to a court issued injunction or the Company elects to suspend sales of ANTARA, in each case as a result of a lawsuit by certain third parties (each a “Put Event”), Paul Capital has the right to require the Company and Guardian II to repurchase from Paul Capital its royalty interest at a price in cash which equals the greater of (a) a specified multiple of cumulative payments made by Paul Capital under the Revenue Agreement less the cumulative royalties previously made to Paul Capital; or (b) the amount which will provide Paul Capital, when taken together with the royalties previously paid, a specified rate of return (the “Put/Call Price”). Upon a bankruptcy event, the Company and Guardian II are automatically required to repurchase the Paul Capital royalty interest at the Put/Call Price. In the event of a change of control of Oscient, the Company has the right to repurchase the Paul Capital royalty interest for an amount equal to the Put/Call Price. The Company has determined that Paul Capital’s put option and the Company’s call option meet the criteria to be considered an embedded derivative and should be accounted for as such. The Company recorded a net liability of $1,005,000 related to the put/call option to reflect its estimated fair value as of the date of the agreement, in accordance with SFAS No. 133, “Accounting for Derivatives Instruments and Hedging Activities” (SFAS No. 133). This liability will be revalued on a quarterly basis to reflect any changes in the fair value and any gain or loss resulting from the revaluation will be recorded in earnings. As of December 31, 2006, no gain or loss has been recorded.

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

During the first two fiscal years immediately following the fiscal year in which combined annual net sales of ANTARA and FACTIVE are equal to or greater than $125 million, the Company and Guardian II have the right, but not the obligation, to reduce the royalty percentages due under the Revenue Agreement to Paul Capital by fifty percent (50%) by paying Paul Capital a price in cash which will provide Paul Capital, when taken together with the royalties previously paid, a specified rate of return. During the first two fiscal years immediately following the fiscal year in which combined annual net sales of ANTARA and FACTIVE are equal to or greater than $250 million, the Company and Guardian II have the right, but not the obligation, to repurchase the Paul Capital royalty interest at a price in cash which will provide Paul Capital, when taken together with the royalties previously paid, a specified rate of return.

Note Purchase Agreement

Guardian II entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with Paul Capital pursuant to which Guardian II issued and sold a $20,000,000 aggregate principal amount of 12% senior secured note (the “Note”), due on the fourth anniversary of the closing date, subject to Guardian II’s option to extend the maturity to the sixth anniversary of the closing date, provided (i) there are no defaults under the Note at the time, and (ii) the Company issues to Paul Capital, at the time of the exercise of such option, a warrant for such number of shares of common stock equal to 10% of the principal balance plus accrued interest divided by $6.94, with an exercise price of $6.94 per share. If the Company exercises such option, the number of shares subject to the warrant issuable to Paul Capital would be between 288,018 shares and 367,529 shares, depending upon the amount, if any, of the interest payable on the Note the Company elects to have added to the principal of the Note rather than paid in cash as described below.

Interest is payable semi-annually in arrears on the last day of each of March and September. Guardian II has the option to pay interest in cash or to have 50% of the interest paid in cash and 50% of the interest added to principal. In the event of a change of control of Oscient or on or after the second anniversary of the closing, the Company may at its option prepay all or any part of the Note at a premium which declines over time. In the event of default, with “event of default” defined as a continuing Put Event under the Revenue Agreement as described in more detail above, the outstanding principal and interest in the Note shall become immediately due and payable.

Subject to the Revenue Agreement and the Note Purchase Agreement, without the prior written consent of Paul Capital, the Company has agreed not to (i) amend, waive any rights under, or terminate any material license agreements, including the agreements relating to the ANTARA products and FACTIVE, (ii) enter into any new agreement or amend or fail to exercise any of its material rights under existing agreements that would adversely affect Paul Capital’s royalty interest, and (iii) sell any material assets related to ANTARA or FACTIVE.

Pursuant to the terms of the Revenue Agreement and the Note Purchase Agreement, Guardian II and Paul Capital entered into a Security Agreement (the “Security Agreement”) under which Guardian II granted to Paul Capital a security interest in and to substantially all assets owned by Guardian II (including rights to the ANTARA products) in order to secure its performance under each of the Revenue Agreement, the Note Purchase Agreement and the Note. To the extent the indebtedness under certain of its pre-existing debt obligations is refinanced or replaced and such replacement or refinancing indebtedness is secured, the Company has agreed to equally and ratably secure its obligations under the Revenue Agreement.

Common Stock and Warrant Purchase Agreement

As part of the financing, the Company and Paul Capital also entered into a Common Stock and Warrant Purchase Agreement (the “Stock and Warrant Purchase Agreement”), pursuant to which, in exchange for $10 million, the Company sold to Paul Capital 1,388,889 shares (the “Shares”) of the Common Stock, at a price of

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

$7.20 per share (the “Private Placement”) and issued Paul Capital a warrant (the “Warrant”) to purchase 288,018 shares of Common Stock (the “Warrant Shares”) at an exercise price of $6.94 per share. The Warrant is exercisable for seven years from the date of closing. The Warrant contains a net share settlement feature and penalties if the Company does not deliver the applicable amount of Warrant Shares within three trading days of exercise of a Warrant by Paul Capital. The Warrant also contains provisions providing that, at Paul Capital’s election, the Company must re-purchase the Warrant from Paul Capital upon a sale of the Company in which the consideration for such sale is solely cash.

The following table presents future maturities of debt (in thousands):

Year-Ending December 31,
2007	$38
2008	38
2009	22,348
2010	20,038
2011	152,767
Thereafter	38,995

Total	$234,224

(14) Stockholders Equity

(a) Equity Plans

The Company granted stock options to key employees and consultants under its 1991, 1993, 1995 and 1997 Stock Option Plans, and continues to grant stock-based awards under the 2001 Incentive Plan (collectively, the Option Plans). The Stock Option and Compensation Committee of the Board of Directors determines the purchase price and vesting schedule applicable to each option grant. As of December 31, 2006, there are no shares reserved for future grants under the 1991, 1993, 1995 and 1997 Plans. The 2001 Incentive Plan provides for the grant of non-qualified stock options, incentive stock options, restricted stock, stock appreciation rights, unrestricted stock, deferred stock, convertible securities, and cash and equity-based performance awards. Generally, options granted to employees vest based on service conditions over a two to four year time period and options granted to non-employees vest based on service conditions over a one to three year time period, all of which have graded vesting. In addition, the requisite service period is generally equal to the vesting terms. All options granted to both employees and non-employees have a contractual term of ten years from date of grant and generally, the exercise price of the stock options equals the fair market value of the Company’s common stock on the date of grant. Certain option awards provide for accelerated vesting if there is a change in control. As of December 31, 2006, 1,790,842 shares were authorized and 754,392 shares were available under the 2001 Incentive Plan for future issuance. In addition, under separate agreements not covered by any plan, the Company has granted certain key employees and directors of the Company an aggregate of 65,506 options to purchase common stock.

The Company also has an Employee Stock Purchase Plan (ESPP), which was adopted in February 2000. Under the ESPP, eligible employees may contribute up to 15% of their earnings toward the semi-annual purchase of the Company’s common stock. The employees’ purchase price is 85% of the fair market value of the common stock at the time of grant of option or the time at which the option is deemed exercised, whichever is less. The most recently completed offering period began July 1, 2006 and ended on December 31, 2006; therefore, July 1, 2006 is considered the grant date for the purposes of recognizing the stock-based compensation expense for this offering period. The Company projects the estimated contributions at the beginning of the period and uses the Black-Scholes-Merton option-pricing model in order to determine the estimated fair value of the stock to be

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

issued. At the end of the offering period, the Company adjusts the estimated contributions to actual. Under Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees” (APB No. 25), the Company was not required to recognize stock-based compensation expense for the cost of stock options or shares issued under the Company’s ESPP, as the ESPP was determined to be noncompensatory. Upon adoption of SFAS No. 123R, the Company began recording stock-based compensation expense related to the ESPP. As of December 31, 2006, 281,250 shares were authorized and 12,039 shares were available for future issuance under this plan.

In December 2005, in accordance with transition guidance issued by the Internal Revenue Code in connection with Section 409A, the Company approved a plan to cancel the outstanding discounted stock options and issue replacement options with an exercise price equal to the current fair market value of the Company’s common stock. The replacement options were not discounted and therefore not subject to the additional taxes imposed by Section 409A. Because the replacement options have a higher exercise price than the canceled discounted options, a cash payment in an amount equal to the aggregate spread between the two exercise prices, as well as an amount to cover the tax payable in respect of such payment, has been made to each affected optionee. The cash payments under this plan totaled approximately $65,000 and has been accounted compensation expense. The Company does not anticipate issuing discounted stock options as part of employee compensation in the future.

Deferred compensation is recorded in an amount equal to the excess of the fair market value per share over the exercise price times the number of options or shares granted. Deferred compensation is amortized on a straight-line basis over the vesting period of the underlying awards. The Company recorded amortization of deferred compensation related to employee stock-based awards of $1,006,000 and $5,071,000 for the years ended December 31, 2005 and 2004, respectively.

A summary of activity related to stock options under the Option Plans as of December 31, 2006, 2005 and 2004 and changes during the respective years ended is presented below (in thousands, except weighted average data):

	Number of Shares (in thousands)	Exercise Price Range	Weighted Average Price	Weighted-Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding, December 31, 2003	506	$0.80-399.28	$47.52
Granted	368	11.68-53.84	38.64
Exchanged upon merger	414	0.56-23.52	2.88
Exercised	(266)	0.56-47.28	7.04
Canceled	(67)	4.08-399.28	52.24

Outstanding, December 31, 2004	955	$0.56-221.28	$35.76
Granted	536	13.76-28.80	19.92
Exercised	(173)	0.56-18.40	3.60
Canceled	(211)	1.92-172.72	39.28

Outstanding, December 31, 2005	1,107	$0.56-221.28	$32.49
Granted	244	$5.00-18.12	13.49
Exercised	(89)	4.06-17.92	1.89
Canceled	(275)	1.18-172.75	30.31

Outstanding, December 31, 2006	987	$3.07-265.72	$31.18	7.55	$36.00

Exercisable, December 31, 2006	596	$3.07-265.72	$38.64	6.84	$36.00

Exercisable, December 31, 2005	575	$0.56-221.28	$38.32

Exercisable, December 31, 2004	590	$0.56-221.28	$34.72

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

The range of exercise prices for options outstanding and options exercisable under the Option Plans at December 31, 2006 are as follows:

Range of Exercise Prices	Weighted Average Remaining Contractual Life of Options Outstanding (in years)	Options Outstanding		Options Exercisable
		Number of Shares (in thousands)	Weighted Average Exercise Price	Number of Shares (in thousands)	Weighted Average Exercise Price
$ 3.07 – 4.61	6.22	21	$3.51	21	$3.51
$ 4.61 – 6.91	9.16	19	6.01	4	5.49
$ 6.91 – 10.37	8.18	77	9.37	28	9.14
$ 10.37 – 15.55	8.62	270	14.50	117	14.34
$ 15.55 – 23.33	8.26	149	20.23	92	20.84
$ 23.33 – 34.99	7.71	153	26.45	79	26.14
$ 34.99 – 52.49	6.98	190	42.35	152	42.43
$ 52.49 – 78.73	5.22	27	59.26	22	60.50
$ 78.73 – 118.10	3.86	79	112.42	79	112.42
$118.10 – 177.15	3.61	2	160.18	2	160.18

Total	7.55	987	$31.18	596	$38.64

(b) Sale of Common Stock

On April 11, 2006, the Company completed a private placement of its common stock with institutional investors and other accredited investors. The Company sold an aggregate of 2,254,402 shares of its common stock at a price of $15.44 per share and warrants to purchase up to 1,149,745 shares of common stock at a price of $1.00 per warrant. The warrants have an exercise price of $17.76 per share and a term of five years.

(c) Warrants

As of December 31, 2006 and 2005, the Company had warrants outstanding for the purchase of 1,836,684 shares of common stock at exercise prices ranging from $6.94 – $90.64 in 2006, and 392,864 shares of common stock at exercise prices ranging from $26.96 – $90.64 in 2005, as adjusted for the reverse stock split effectuated by the Company on November 15, 2006. These warrants are fully vested at December 31, 2006 and are as follows (in thousands, except exercise price data):

Warrants Outstanding	Exercise Price	Expiration
319	$27.84	October 15, 2008
74	$26.96	December 31, 2008
1,150	$17.76	April 11, 2011
6	$90.64	June 13, 2011
288	$6.94	August 18, 2013

(d) Note Receivable from Officer

In March 2001, the Company loaned $163,000 to an officer of the Company to allow him to pay income tax liabilities associated with a restricted stock grant of 3,000 shares. The loan carried an interest of 4%. The principal amount of the note was non-recourse as it was secured only by the 3,000 shares of restricted stock. The interest portion of the loan was full-recourse as it was secured by the officer’s personal assets. The officer paid the Company approximately $41,000 for interest due to the Company pursuant to the loan. Pursuant to the terms of the note, the note came due on December 31, 2006, at which point the officer transferred the 3,000 shares of restricted stock to the Company as payment in full of all principal outstanding under such loan.

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(e) Common Stock Reserved

Common stock reserved for future issuance at December 31, 2006 consists of the following (in thousands):

Stock option and incentive plans	1,791
Employee stock purchase plan	12
Warrants	1,837
Conversion of convertible notes	3,359

Total	6,999

(15) Incentive Savings 401(k) Plan

The Company maintains an incentive savings 401(k) plan (the 401(k) Plan) for the benefit of all employees. The Company matches 50% of the first 6% of salary, which for 2006 was limited to the first $220,000 of annual salary. The Company contributed approximately $356,000, $183,000 and $167,000 to the 401(k) Plan for the years ended December 31, 2006, 2005 and 2004, respectively.

(16) Supply Agreement for FACTIVE

The Company licenses from LG Life Sciences the right to develop and commercialize gemifloxacin, a novel fluoroquinolone antibiotic, in North America, France, Germany, the United Kingdom, Luxembourg, Ireland, Italy, Spain, Portugal, Belgium, the Netherlands, Austria, Greece, Sweden, Denmark, Finland, Norway, Iceland, Switzerland, Andorra, Monaco, San Marino, Vatican City, Poland, Czech Republic, Slovakia, Slovenia, Hungary, Estonia, Latvia, Lithuania, Liechtenstein, Malta, Cyprus, Romania, Bulgaria, Croatia, Serbia and Montenegro, Bosnia and Herzegovina, Albania and the Former Yugoslav Republic of Macedonia. The term of the agreement with respect to each country extends at least through the life of the patents covering gemifloxacin in such country. In the United States, the last of the issued patents for composition of matter expires in 2018. The patent term could extend further in countries outside of the U.S. depending upon several factors, including whether the Company obtains patent extensions and the timing of its commercial sale of the product in a particular country.

Under the terms of the agreement, LG Life Sciences has agreed to supply and the Company is obligated to purchase from LG Life Sciences all of its anticipated commercial requirements for the FACTIVE API. LG Life Sciences currently supplies the FACTIVE API from its manufacturing facility in South Korea.

The agreement with LG Life Sciences also requires a minimum sales commitment over a period of time, which if not met, would result in the technology being returned to LG Life Sciences. Under this agreement, the Company is responsible, at its expense and through consultation with LG Life Sciences, for the clinical and commercial development of gemifloxacin in the countries covered by the license, including the conduct of clinical trials, the filing of drug approval applications with the FDA and other applicable regulatory authorities and the marketing, distribution and sale of gemifloxacin in its territory; provided, that LG Life Sciences has the right to co-promote the product in the U.S., on terms to be negotiated, commencing in 2008 and for periods thereafter, in which case the Company’s royalty obligations to LG Life Sciences would cease. Pursuant to an amendment dated March 31, 2006 as further described below, LG Life Sciences’ right to co-promote in the U.S. will terminate upon the Company reaching a certain level of sales.

The Company is obligated to pay a royalty on sales of FACTIVE in North America and the territories covered by the license in Europe. These royalty obligations expire with respect to each country covered by the

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

agreement on the later of (i) the expiration of the patents covering FACTIVE in such country or (ii) the expiration of data exclusivity in Mexico, Canada or the European Union respectively, or 2014 in the U.S. The Company is also obligated to make aggregate milestone payments of up to $40 million to LG Life Sciences (including milestone payments required by the amendments described below) upon achievement of additional regulatory approvals and sales thresholds.

On March 31, 2005, the Company amended its license and option agreement with LG Life Sciences. As part of the amendment of the agreement, the Company made a one-time, up-front payment of $2 million to LG Life Sciences which was recorded to general and administrative expense in the three month period ended March 31, 2005 and agreed to make certain additional milestone payments upon obtaining regulatory approvals and sales thresholds. The amended agreement also includes a reduction of future royalties payable to LG Life Sciences at certain FACTIVE revenue levels in territories covered by the agreement.

The Company further amended its agreement with LG Life Sciences on February 3, 2006, pursuant to which LG Life Sciences agreed to a reduction of future royalties payable for sales of FACTIVE tablets in Mexico and Canada and the termination of LG Life Sciences’ co-promotion rights in these countries. The modified agreement also calls for additional milestone payments to be made to LG Life Sciences upon consummation of sublicense agreements in Mexico and Canada (which payments were made to LG in February 2006 and August 2006, respectively) as well as upon receipt of regulatory approval of FACTIVE in each of such countries. Additionally, on December 27, 2006, the Company amended its agreement with LG Life Sciences to reduce future royalties payable to LG Life Sciences for sales of FACTIVE tablets in Europe and provides for a reduction in the supply price for the active pharmaceutical ingredient for FACTIVE for product to be sold in Europe. In lieu of milestone payments previously agreed to by the parties, this amendment also requires the Company to pay LG Life Sciences a portion of any milestone or license fee payments the Company receives from its European partner.

(17) Supply Agreement for ANTARA

In accordance with the acquisition of ANTARA in August of 2006, the Company was assigned rights to and assumed obligations under an exclusive license to the rights to ANTARA licensed from Ethypharm S.A. In order to maintain the exclusivity of these rights, the Company must achieve minimum annual sales in the United States and Canada until February 2012 or pay amounts to Ethypharm to compensate for any shortfall. During the term of the agreement, the Company is obligated to pay a royalty on sales of ANTARA in the U.S. including a royalty on other fenofibrate monotherapy products in formulation and dosage forms that may be substantially similar or identical to ANTARA developed by the Company. The license term expires in February 2020 and, absent notice of termination by either party, automatically renews for additional two year periods. Under the terms of the agreement, at the Company’s option, Ethypharm is obligated to either manufacture and deliver to the Company finished fenofibrate product or deliver bulk product to the Company for encapsulation and packaging. Ethypharm also has a right of first refusal on any divestiture of the ANTARA rights by the Company. Additional Company obligations under the Ethypharm agreement include using commercially reasonable efforts to maintain a sales force of at least 150 representatives through February 2008 and funding a portion of the active pharmaceutical ingredient safety stock that Ethypharm is required to maintain.

(18) Co-Promotion of TESTIM

On April 11, 2005, the Company entered into a co-promotion agreement with Auxilium Pharmaceuticals, Inc. (Auxilium), under which the Company and Auxilium co-promoted in the United States Auxilium’s product,

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

TESTIM gel, a topical 1% testosterone gel indicated for the treatment of male hypogonadism. On August 31, 2006, the Company and Auxilium mutually agreed to conclude this co-promotion arrangement and agreed to share profits from primary care sales, as provided for under the co-promotion agreement, through August 31, 2006. As part of the termination of the co-promotion agreement, the Company received $1,800,000 from Auxilium as additional compensation for commercialization efforts by its sales force through August 31, 2006, which has been recognized as revenue at December 31, 2006.

(19) Partnering Arrangements for FACTIVE

Sublicense Agreement with Pfizer, S.A. de C.V.

On February 6, 2006, the Company entered into a Sublicensing and Distribution Agreement with Pfizer, S.A. de C.V. (Pfizer Mexico), pursuant to which the Company sublicensed its rights to sell FACTIVE tablets in Mexico to Pfizer Mexico. Pfizer Mexico is responsible for obtaining and maintaining regulatory approvals for FACTIVE. In exchange for those rights, Pfizer Mexico has agreed to pay the Company an up-front payment, milestone payments upon obtaining certain regulatory approvals and sales goals as well as royalties on future sales. The up-front payment is being recognized as revenue over the term of the Company’s continuing obligations under the agreement. These royalty rates are subject to reduction upon expiration of certain patents in Mexico for FACTIVE or if a generic form of gemifloxacin has a material impact on Pfizer Mexico’s sales volumes in Mexico. Pfizer Mexico is obligated to exclusively purchase from the Company, and the Company must exclusively supply, all active pharmaceutical ingredients for FACTIVE to be sold in Mexico. The agreement with Pfizer Mexico may be terminated by either party upon the occurrence of certain termination events, including Pfizer Mexico’s right to terminate at any time after the first anniversary of launch of FACTIVE tablets in Mexico upon six months prior written notice. Upon termination of the Pfizer Agreement, Pfizer Mexico is obligated to assign any and all rights to regulatory approvals in Mexico to the Company or its designee.

Supply and Marketing Agreement with Abbott Laboratories

On August 9, 2006, the Company granted the commercialization rights to FACTIVE tablets in Canada to Abbott Laboratories, Ltd. (Abbott Canada), the Canadian affiliate of Abbott. In exchange for those rights, Abbott Canada agreed to a transfer price on product purchases and to make certain payments to the Company upon achievement of certain regulatory and sales milestones. FACTIVE tablets are currently approved in Canada for the treatment of AECB, and Abbott Canada is responsible for obtaining regulatory approval, on behalf of the Company, for additional indications of FACTIVE.

Menarini International Operation Luxembourg SA

The Company entered into a License, Supply and Marketing Agreement with Menarini International Operation Luxembourg SA (Menarini), a wholly-owned subsidiary of Menarini Industrie Farmaceutiche Riunite S.r.l. dated December 28, 2006, whereby the Company sublicensed its rights to sell FACTIVE tablets in the European Union to Menarini. Under the terms of the Company’s agreement with Menarini., Menarini is responsible for obtaining regulatory approval for FACTIVE in the European Union, and the Company has agreed to reimburse Menarini for expenses associated with such regulatory development up to an agreed limit. Menarini has agreed to pay the Company an up-front payment which is being recognized as revenue over the term of the Company’s continuing obligations under the agreement. Menarini has also agreed to pay the Company milestone payments upon obtaining certain regulatory and reimbursement approvals and upon achieving certain annual net sales goals, which could total up to $23.0 million, if all the milestones are achieved. Menarini will pay the Company a transfer price on purchases of the active pharmaceutical ingredient, or API, for FACTIVE, which is

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

determined based on a percentage of quarterly sales of FACTIVE, by Menarini, in the European Union. Menarini is also obligated to exclusively purchase from the Company, and the Company must exclusively supply, all API for FACTIVE to be sold in Europe for the earlier to occur of the expiration of the life of certain patents covering the product or expiration of data exclusivity. The Company’s agreement with Menarini may be terminated by either party upon the occurrence of certain termination events, including Menarini’s right to terminate if the European regulatory authorities do not recommend approval of FACTIVE at various stages of the approval process with a package insert, or label, that meets certain requirements as to the indications for which FACTIVE may be prescribed, safety and dosing. Menarini may also terminate the agreement if it does not receive approval for reimbursement from European member countries that is above a certain minimum price per tablet. Upon termination, Menarini is obligated to assign any and all rights to regulatory approvals in the European Union to the Company or its designee.

(20) Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	December 31,
	2006	2005
Payroll and related expenses	$5,640	$4,658
Deferred rent	401	280
Professional fees	916	597
Interest related to convertible notes payable	1,446	1,144
Sales reserves and allowances	6,003	1,536
Royalty interest payable	712	—
Outsourced sales training and field expenses	204	486
Other	741	1,462

	$16,063	$10,163

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(21) Quarterly Consolidated Statements of Operations (unaudited)

The following table sets forth unaudited quarterly statement of operations data for each of the eight quarters in the two year period ended December 31, 2006. In the opinion of management, this information has been prepared on the same basis as the audited financial statements appearing elsewhere in this Form 10-K, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results of operations (in thousands, except per share data).

	Year	Quarter Ended December 31,	Quarter Ended September 30,	Quarter Ended June 30,	Quarter Ended March 31,
2006
Revenues:
Product sales	$38,244	$18,068	$8,308	$2,622	$9,246
Co-promotion	6,890	0	3,474	1,871	1,545
Biopharmaceutical/other revenues	1,018	196	580	60	182

Total revenues	46,152	18,264	12,362	4,553	10,973
Costs and expenses:
Cost of product sales	19,613	7,805	6,573	2,485	2,750
Research and development	12,405	1,991	4,281	3,205	2,928
Selling and marketing	69,211	14,314	17,215	17,237	20,445
General and administrative	16,841	5,061	4,379	3,763	3,640

Total costs and expenses	118,071	29,171	32,448	26,690	29,763

Loss from operations	(71,919)	(10,907)	(20,086)	(22,137)	(18,790)
Other income (expense):
Interest income	2,995	555	842	901	696
Interest expense	(11,056)	(4,167)	(2,807)	(2,072)	(2,010)
Gain on sale of fixed assets	2	2	(1)	1	—
Gain on disposition of investment	1,617	—	1,380	237	—
Other income	63	5	15	44	—

Net other (expense) income	(6,379)	(3,605)	(571)	(889)	(1,314)

Loss from continuing operations before income tax	(78,298)	(14,512)	(20,657)	(23,026)	(20,104)
Provision for income tax	179	179	—	—	—

Net loss	$(78,477)	$(14,691)	$(20,657)	$(23,026)	$(20,104)

Net loss per common share:
Basic and diluted	$(6.58)	$(1.09)	$(1.62)	$(1.96)	$(2.07)

Weighted average common shares outstanding:
Basic and diluted	11,925	13,484	12,742	11,723	9,702

OSCIENT PHARMACEUTICALS CORPORATION

Notes to Consolidated Financial Statements—(Continued)

	Year	Quarter Ended December 31,	Quarter Ended September 30,	Quarter Ended June 30,	Quarter Ended March 31,
2005
Revenues:
Product sales	$20,458	$7,963	$4,778	$3,805	$3,912
Co-promotion	2,954	1,423	1,161	370	—
Biopharmaceutical	197	100	2	61	34

Total revenues	23,609	9,486	5,941	4,236	3,946
Costs and expenses:
Cost of product sales	9,830	3,439	2,018	2,307	2,066
Research and development	14,432	1,423	2,814	4,191	6,004
Selling and marketing	74,931	17,654	19,460	17,709	20,108
General and administrative	13,088	2,937	2,524	2,598	5,029

Total costs and expenses	112,281	25,453	26,816	26,805	33,207

Loss from operations	(88,672)	(15,967)	(20,875)	(22,569)	(29,261)
Other income (expense):
Interest income	3,400	773	877	880	870
Interest expense	(8,126)	(1,930)	(2,055)	(2,097)	(2,044)
Gain on sale of fixed assets	65	13	8	6	38
Income from sale of intellectual property	2,500	—	—	—	2,500
Gain on disposition of investment	2,162	—	143	2,019	—
Other income	43	—	—	3	40

Net other income (expense)	44	(1,144)	(1,027)	811	1,404

Loss from continuing operations	(88,628)	(17,111)	(21,902)	(21,758)	(27,857)
Income from discontinued operations	35	—	—	14	21

Net loss	$(88,593)	$(17,111)	$(21,902)	$(21,744)	$(27,836)

Net loss per common share:
Basic and diluted	$(9.26)	$(1.77)	$(2.28)	$(2.28)	$(2.93)

Weighted average common shares outstanding:
Basic and diluted	9,569	9,645	9,595	9,543	9,488

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